Form 20-F
period 2024-12-31
Viking Holdings Ltd
filed 2025-03-11
CIK 1745201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________ to __________

Commission file number: 001-42039

Viking Holdings Ltd

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive offices)

Leah Talactac

President and Chief Financial Officer

5700 Canoga Avenue

Woodland Hills, CA 91367

Tel: (818) 227-1234

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.01 per share	VIK	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Ordinary Shares	314,950,576
Special Shares	127,771,124

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F (this “Annual Report”) to “Viking Holdings Ltd,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Viking Holdings Ltd, together with all of its subsidiaries.

In this Annual Report, unless otherwise indicated, all references to “U.S. dollars,” “dollars” or “$” are to the lawful currency of the United States of America and all references to “euro” or “€” are to the lawful currency of the participating member states in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

The following is a summary of certain other defined terms and concepts that we use throughout this Annual Report. Unless otherwise specified or the context requires otherwise, all references to:

•
“Adjusted Earnings per Share” or “Adjusted EPS” are to Adjusted Net Income attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding;
•
“Adjusted EBITDA” are to EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items);
•
“Adjusted EBITDA Margin” are to the ratio, expressed as a percentage, of Adjusted EBITDA divided by Adjusted Gross Margin;
•
“Adjusted FCF Conversion” are to the ratio, expressed as a percentage, of Adjusted FCF divided by Adjusted EBITDA;
•
“Adjusted Free Cash Flow” or “Adjusted FCF” are to net cash flow from (used in) operating activities as adjusted for interest paid, interest payments for lease liabilities, interest received, and Ongoing Capex, as further adjusted for cash portion of interest expense related to our Series C Preference Shares. Our Series C Preference Shares automatically converted into ordinary shares immediately prior to the consummation of our IPO;
•
“Adjusted Gross Margin” are to gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment;
•
“Adjusted Net Income attributable to Viking Holdings Ltd” are to net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance, including derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses;
•
“Adjusted Weighted-Average Shares Outstanding” are to the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year;
•
“Advance Bookings” are to the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air;
•
“Asia Outbound” are to our outbound river and ocean cruise products offered in languages other than English. Our outbound river cruise product marketed to Mandarin-speaking passengers, which was previously referred to as China Outbound, is part of Asia Outbound;
•
“average age” are, for ships or vessels, to average age of those ships or vessels weighted by berth;
•
“berth” are to a space for one passenger. Almost all of our staterooms are double occupancy, or two berth staterooms, but we have some staterooms that are single occupancy, or single berth staterooms;
•
“CAGR” are to compound annual growth rate;

•
“Capacity Passenger Cruise Days” or “Capacity PCDs,” with respect to any given period, are to measurements of capacity that represent, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period;
•
“China JV Investment” are to the joint venture between us and China Merchants Shekou, a subsidiary of China Merchants Group. The China JV Investment is primarily operated by CMV, in which we have a 10% interest;
•
“CMV” are to China Merchants Viking Cruises Limited, the entity of the China JV Investment that operates the China JV Investment’s first ship, the Viking Yi Dun;
•
“CPP Investments” are to CPP Investment Board PMI-3 Inc.;
•
“direct” in relationship to the sales distribution channel are to passengers who purchased their cruise packages directly from us;
•
“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•
“guest quality ratings” are to a metric that represents the average response provided by our guests when completing the onboard surveys provided in staterooms on each voyage (one per guest). These responses are collected on a 4-level scale, with 1 – Poor, 2 – Fair, 3 – Good, and 4 – Great;
•
“IFRS Accounting Standards” are to the IFRS® Accounting Standards as issued by the International Accounting Standards Board (the “IASB”);
•
“Invested Capital” are to the average of the most recent four quarters of indebtedness, gross of loan fees, less cash and cash equivalents, plus total shareholders’ equity;
•
“Investor Rights Agreement” are to the investor rights agreement entered into by our principal shareholder, CPP Investments, TPG and the Company in connection with our IPO;
•
“IPO” are to the Company’s initial public offering that closed on May 3, 2024;
•
“large public cruise lines” are to Carnival Corporation, Norwegian Cruise Line Holdings Ltd. and Royal Caribbean Cruises Ltd.;
•
“Net Promoter Score” are to a metric that helps companies measure customer loyalty and that predicts overall company growth. Net Promoter Scores are measured through customer response to a single question on how likely they are to recommend the product or service to others and are reported with a number that ranges from -100 to +100. A higher score is more desirable, and score ranges tend to vary by industry. Viking’s score is calculated by asking guests, “How likely are you to recommend Viking Cruises to a friend?” on a 0 to 10 scale. Percent 9 to 10 is calculated (as promoters), percent 7 to 8 is ignored (passives) and percent 0 to 6 (detractors) is calculated and subtracted from the percent of 9 to 10 scores. This results in a composite measure of share of promoters less share of detractors;
•
“Net Yield” are to Adjusted Gross Margin divided by Passenger Cruise Days;
•
“North America” and “North American” are to the United States of America and Canada;
•
“NYSE” are to the New York Stock Exchange;
•
“Occupancy” are to the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked;
•
“Ongoing Capex” are to investments in property, plant and equipment and intangible assets (“PP&E”), adjusted to exclude additions to PP&E for vessels and ships under construction and additions to PP&E for vessels and ships delivered in the relevant period;
•
“our Antarctic expedition market share” are to our share of passenger volume for all expedition vessels that carried guests to Antarctica, where passenger volume is defined as the total number of passengers carried on non-governmental expeditions on ships which could land on shore for the 2024 season, as reported to the Secretariat of the Antarctic Treaty Electronic Information Exchange System as of January 2025. The Antarctic season spans from the fourth quarter of a calendar year to the first quarter of the following calendar year;
•
“our core products” are to Viking River, Viking Ocean, Viking Expedition and Viking Mississippi;

•
“our luxury ocean market share” are to our share of capacity passengers of all ships operated by luxury ocean cruise lines (Atlas Ocean Voyages, Crystal Cruises, Emerald Cruises, Explora Journeys, Four Seasons Yachts, Paul Gauguin Cruises, Regent Seven Seas Cruises, The Ritz-Carlton Yacht Collection, Scenic Luxury Cruises & Tours, Seabourn Cruise Line, SeaDream Yacht Club, Silversea Cruises and Windstar Cruises), and select small / medium size premium cruise lines that we consider direct competitors (Azamara and Oceania Cruises) for 2024, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing. Ocean cruise line passenger estimates include passengers on ships used for expedition cruises. As a result, our ocean market share includes our expedition ships;
•
“our Mississippi river market share” are to our share of capacity passengers of ships that primarily service passengers on the Mississippi, Cumberland, Tennessee and Ohio rivers (American Cruise Lines) for 2024, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing;
•
“our North American outbound river market share” are to our share of capacity passengers of vessels that primarily service North American passengers on European waterways (AMA Waterways, Inc., Avalon Waterways, Emerald Cruises, Gate 1 Travel, Grand Circle Travel Corp., Tauck, Uniworld River Cruises, Inc., and Vantage Travel Service, Inc.) for 2024, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing;
•
“our primary source markets” are to North America, the United Kingdom, Australia and New Zealand;
•
“our principal shareholder” means Viking Capital Limited, which holds 107,036,250 ordinary shares and 127,704,616 special shares, which represent approximately 87% of the voting power of our issued and outstanding share capital as of December 31, 2024;
•
“outbound travel market” are to the market of customers traveling internationally out of a particular country or continent;
•
“Passenger Cruise Days” or “PCDs” are to the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days;
•
“pre- and post-trip cruise extension” are to extensions available pre- and post-cruise. We also refer to our pre- and post-trip cruise extensions as “land excursions;”
•
“Premium Cruise Voucher” are to vouchers generally with a face value of up to 125% of monies paid that we issued to guests when we cancelled sailings. Guests have generally had the option to receive either a refund in cash for 100% of monies paid or a Premium Cruise Voucher. Premium Cruise Vouchers can generally be applied to a new booking for up to two years from the voucher issuance date (or longer, if the expiration date is extended) and any unused Premium Cruise Vouchers are refundable for the original amount paid upon expiration;
•
“repeat guest percentage” are, for any season, the percentage of North American passengers for that season who had traveled with us before;
•
“Return on Invested Capital” or “ROIC” are to the ratio, expressed as a percentage, of operating income (loss) adjusted for income tax (expense) benefit divided by Invested Capital;
•
“Risk Free Vouchers” are to vouchers issued under temporarily updated cancellation policies in response to the COVID-19 pandemic or other events creating travel uncertainty. Under these policies, guests who cancel their cruise have the option to receive Risk Free Vouchers instead of incurring cancellation penalties. Risk Free Vouchers can generally be applied to a new booking for up to two years from the voucher issuance date but are not refundable for cash;
•
“season” are to the respective calendar year for such season. For example, the “2024 season” refers to the 2024 calendar year;
•
“SEC” are to the United States Securities and Exchange Commission;
•
“Securities Act” are to the Securities Act of 1933, as amended;
•
“Ship Operating Days” are to the number of days within any given period that a ship and vessel is in service and carrying cruise passengers, determined on an aggregated basis for all ships and vessels in operation during the relevant period;
•
“shore excursions” are to excursions provided at our destinations during a cruise itinerary;

•
“SOFR” are to the Secured Overnight Financing Rate;
•
“total brand awareness” are to the percentage of survey respondents who expressed knowledge of a specific brand when asked about that brand by name or when asked about general awareness of river cruising or ocean cruising brands, as applicable, which is calculated based on surveys of approximately 1,000 Americans aged 55 years and older who have cruised or traveled internationally within the past 5 years or have plans to do so in the next 3 years and expressed a willingness to cruise. These brand awareness surveys are collected for us by a third-party, with results reported periodically;
•
“Total Debt” are to indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives;
•
“TPG” are to TPG VII Valhalla Holdings L.P.;
•
“VCL” are to Viking Cruises Ltd, our direct wholly owned subsidiary;
•
“Viking Expedition” are to our expedition cruise product marketed to our primary source markets;
•
“Viking Mississippi” are to the river cruise product for cruising the Mississippi River marketed to our primary source markets;
•
“Viking Ocean” are to our ocean cruise product marketed to our primary source markets;
•
“Viking River” are to our river cruise product marketed to our primary source markets. Viking Mississippi is a separate product from Viking River; and
•
“Viking Yi Dun” are to Zhao Shang Yi Dun, a Chinese flagged ocean ship that is owned and operated by CMV, as part of the China JV Investment. Itineraries on the Viking Yi Dun that are marketed and sold to English speaking passengers are part of Viking Ocean, while itineraries on the Viking Yi Dun that are marketed and sold to non-English speaking passengers are part of Asia Outbound. Information about our fleet contained in this Annual Report includes the Viking Yi Dun.

Some of the foregoing terms refer to certain non-IFRS Accounting Standards financial measures. For additional information on these measures, reasons why the company utilizes the measures and limitations related to the measures, see “Financial Information-Operating Results.”

Presentation of Financial Information

Our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included in this Annual Report have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB. See Note 2 in the consolidated financial statements for information on the revision of 2023 and 2022 related to the capitalization of interest for the cost of our ships, which have been corrected in this Annual Report.

We have made rounding adjustments to reach some of the figures included in this Annual Report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Trademarks and Trade Names

Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains “forward-looking statements,” as that term is defined in the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. In some cases, we have identified forward-looking statements in this Annual Report by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control.

Forward-looking statements speak only as of the date of this Annual Report. You should not place undue reliance on the forward-looking statements included in this Annual Report or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Although we believe that our expectations are based on reasonable assumptions, our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this Annual Report as a result of various factors, including, among others:

•
changes in the general worldwide economic and political environment;
•
adverse weather conditions or other natural disasters;
•
adverse incidents involving cruise ships;
•
disease outbreaks or pandemics;
•
the existence or threat of terrorist attacks, wars, acts of piracy and other events affecting the safety and security of travel;
•
increased costs, including airfare and fuel prices, as a result of inflation, rising interest rates or labor shortages;
•
fluctuations in foreign currency exchange rates;
•
changes in cruise capacity, demand and infrastructure;
•
the continued service of our senior management;
•
our ability to compete effectively in the cruise industry;
•
our ability to expand into new markets;
•
the impact of seasonality on our business;
•
our ability to effectively manage our growth;
•
increases in the cost of, or delays in, ship construction or ship repairs, maintenance or refurbishments;
•
the availability of attractive, convenient and safe port destinations;
•
our reliance on travel agencies;
•
the availability of, or increases in the prices or delays for, the services and products provided by third parties;
•
the availability and cost of commercial airline services for guests;
•
changes in credit card processing terms and requirements, guest payment policies, or consumer protection legislation or regulations;
•
our ability to maintain and develop our premium brand;
•
our ability to protect our intellectual property;
•
breaches in data security or other disturbances to our information technology networks and operations;
•
our ability to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary;
•
the adverse impacts of compliance or legal matters, including litigation;
•
additional, trade, financial or economic sanctions;
•
changes in trade policies;
•
the application of, or amendments to, existing tax laws, rules or regulations or enactment of new tax laws, rules or regulations; and
•
other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”

These risks and others described under “Item 3. Key Information – D. Risk Factors” are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Accordingly, you should read this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Annual Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In addition to the other information contained in this Annual Report and in other documents we file with or furnish to the SEC, the risk factors set forth below are important factors that could cause actual results to differ from expected or historical results. If any of the following risks actually occur, our business, financial condition, cash flows, results of operations and the trading price of our ordinary shares could be negatively impacted. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Business, Our Operations and Our Industry

Changes in the general worldwide economic and political environment could reduce the demand for cruises.

The demand for cruises is affected by international, national and local economic and market conditions. Adverse changes in the perceived or actual economic climate in North America or globally, such as volatility in fuel prices, higher interest rates, inflation, stock and real estate market declines or volatility, more restrictive credit markets, higher unemployment rates, higher taxes or changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. Consequently, this may negatively affect demand for cruises, which are discretionary purchases, in these countries. In addition, inflation or any other increase in the cost of goods and services purchased by us as a result of economic and market conditions would increase our operating costs and we may not be able to offset these cost increases without raising prices, which could reduce the demand for cruises. At times of higher interest rates, we may also experience a change in guest booking and payment patterns as guests may be less likely to pay in full for their cruises for early booking discounts, which may adversely affect our business, financial condition and results of operations. Any decrease in demand for cruise vacations could result in price discounting, which, in turn, could adversely affect our business, financial condition and results of operations. Changes in the general political environment, including an outbreak of armed conflict, such as the current Russia-Ukraine and Middle East conflicts, including the Israel-Hamas conflict and those related to the Houthi attacks in the Red Sea, and increasing tensions in the South China Sea, could also impact economic and market conditions and cause an increase in the cost of goods or affect the supply chain.

Changes in international, national and local political conditions could also reduce the demand for cruises. For example, Russia’s adverse relationship with the United States, European countries and others, including as a result of the Russia-Ukraine conflict, has affected the public’s attitude towards visiting Russia, Ukraine and other Eastern European countries, which has led to declining demand for cruises in those regions. Likewise, continued and increasing political unrest in the Middle East may adversely affect travel in the region. The threat of additional attacks and of armed hostilities internationally or locally may cause prospective travelers to not book travel or cancel their plans, which may have a material adverse effect on our results of operations and financial condition. Additionally, the United States Department of State has issued advisories regarding travel to Russia, Ukraine and certain countries in the Middle East, impeding the ability of travelers to attain travel insurance and thereby adversely affecting demand for travel to these regions. Even after resolution of the current Russia-Ukraine and Middle East conflicts, there is no guarantee that demand for cruises in these regions will return.

Adverse weather conditions or other natural disasters, including high or low river water levels, may require us to alter our itineraries or cancel existing cruises.

Our operations may be impacted by adverse weather patterns, natural disasters or environmental changes, such as hurricanes, high or low river water levels, earthquakes, floods, fires, tornados, tsunamis, typhoons or volcanic eruptions. These events could result in, among other things, alterations to our itineraries or cancellations of cruises, shore excursions or pre- and post-trip cruise extensions, which could adversely affect our business, financial condition and results of operations. For example, in 2018 and 2022, several regions in Europe experienced significant low water conditions, which resulted in the disruption or cancellation of certain river cruises. To minimize the impact of these disruptions, we continued our passengers’ journeys on the disrupted cruises by transferring them between our fleet of identical Longships, which we positioned on adjacent sides of the low water areas. In instances where cruises are disrupted or cancelled as a result of adverse weather conditions or other natural disasters, we provide cash refunds or issue future cruise vouchers.

Extreme weather events, such as hurricanes, floods and typhoons, natural disasters and other environmental changes may not only cause disruptions, alterations or cancellations of cruises, shore excursions or pre- and post- trip cruise extensions, but may also adversely affect commercial airline flights and other transport or prevent our guests from electing to cruise altogether. For example, the 2010 volcanic eruptions at Eyjafjallajôkull in Iceland resulted in a six-day air travel ban across western and northern Europe, with 95,000 flights cancelled. Such extreme events may also disrupt the supply of provisions, fuel or shore power, and may limit our ability to safely embark and disembark our guests. In addition, these extreme events could result in increased wave and wind activity, which would make it more challenging to sail and dock our ships. These events could have an adverse impact on the safety and satisfaction of cruising and could have an adverse impact on our business, financial condition and results of operations.

Adverse incidents involving cruise ships and the associated negative media coverage and publicity may adversely affect our business, financial condition and results of operations.

The operation of cruise ships carries an inherent risk of loss caused by adverse weather conditions and maritime disasters, including, but not limited to, oil spills and other environmental mishaps, extreme weather conditions such as hurricanes, floods and typhoons, volcanoes, earthquakes, rogue waves, tsunamis, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action, civil unrest or insurrection in various countries. Any such event may result in loss of life or property, loss of revenue or increased costs. If there is a significant accident, mechanical failure or similar problem involving a ship, we may also have to place the ship in an extended dry-dock period for repairs, which could result in material lost revenue or significant expenditures. The operation of our fleet also involves the risk of other incidents at sea or while in port, including missing guests, inappropriate crew or guest behavior, an outbreak of illness onboard or onboard crimes, which may bring into question guest safety, adversely affect future industry performance or lead to litigation against us. Although we place guest safety as the highest priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships, including the partial evacuation of the Viking Sky in Norway in 2019, the collision involving the Viking Sigyn in Budapest in 2019 and the rogue wave that hit the Viking Polaris in 2022. There can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel cruises or alter itineraries due to these factors or incur increased port-related and other costs resulting from such adverse events. Any such event involving our cruise ships or other cruise ships may adversely affect guests’ perceptions of safety or result in increased governmental or other regulatory oversight. An adverse judgment or settlement in respect of any of the ongoing claims or any future claims against us may also lead to negative publicity about us.

Maintaining a good reputation is also critical to our business. Reports, whether true or not, of ship accidents and other incidents at sea or while in port can result in negative publicity, cruise cancellations, employee absenteeism or the perception that cruising is more dangerous than other vacation alternatives. The considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by those incidents. Anything that damages our reputation, whether or not justified, including adverse publicity about the safety and guest satisfaction of cruising, even if such publicity is not directly related to our operations, could have an adverse impact on demand, which could lead to price discounting and a reduction in our sales and could adversely affect our business, financial condition and results of operations.

Disease outbreaks or pandemics have had, and in the future could have, a significant impact on the travel industry generally and on our business and results of operations.

In the event of a disease outbreak or pandemic, we could be adversely impacted by the following:

•
negative publicity regarding cruising, including as a result of the initial responses and measures taken by us or other cruise lines in response to a disease outbreak or pandemic, and public perceptions of the safety of cruising, including as a result of governmental guidance, such as advisories issued by the U.S. Centers for Disease Control and Prevention;
•
governmental restrictions or shutdowns, including the closure of borders or the closure or congestion of certain ports to our ships, which may change from time to time due to the fluid nature of a pandemic;

•
reduction in demand or an increase in guest cancellations, and as a result, reductions in booking rates, future revenues and cash flow;
•
reduction in our revenues and cash flows as a result of changes to our cancellation policies, and issuances, or redemptions, of vouchers for cancelled or disrupted cruises;
•
increased costs as a result of measures required to be taken, or that we elect to take, to protect the safety of our guests and crew, including potential increased investments in medical testing equipment and supplies, costs of health screenings for our guests and crew, enhanced cleaning and disinfecting protocols, measures with respect to food and beverage service and compliance with any regulations or policies regarding reduced occupancy or social distancing;
•
increased costs or interruptions of service for airlines, ports or any of the other key vendors in our supply chain, including travel agencies, hotels, restaurants and shore excursion suppliers;
•
supply chain issues caused by restrictions on movement of goods, impacting our ability to provide our guests with food, linens or toiletries; and
•
potential lawsuits stemming from exposure to illnesses.

For example, in 2020 and 2021, the COVID-19 pandemic resulted in significant disruption and additional risks to our business, the cruise industry and the global economy such as those discussed above. In particular, on March 11, 2020, we became the first cruise line to announce a suspension of worldwide cruise operations and we did not resume any operations until May 2021 when we began operating select ocean cruises, which were limited to certain locations and reduced occupancy. In an attempt to limit the spread of COVID-19, various governments also imposed travel restrictions, restricted business activities or closed ports to cruise ships, which made travel exceedingly complicated.

The extent of the impact of a disease outbreak or pandemic on our business, financial condition and results of operations depends on many factors, including the duration, spread and severity of the outbreak, any resurgence or new variants, the duration and geographic scope of related travel advisories and restrictions, the extent of the impact on overall demand for travel, the impact on unemployment rates and consumer discretionary spending and our ability to reduce expenses and conserve cash as needed, all of which are highly uncertain and cannot be predicted. Our core demographic may also be more apprehensive about traveling during, or following, a disease outbreak or pandemic given their age profile, which could have a significant impact on our business, financial condition and results of operations.

Actions taken by us in response to a disease outbreak or pandemic, either to conserve cash, increase demand for our cruises or otherwise, may also affect our business, financial condition and results of operations for periods following containment of the outbreak. Specifically, since 2020, when we have cancelled sailings, guests have generally had the option to receive either a refund in cash or a voucher. In addition, for bookings made through June 30, 2022, we temporarily updated our cancellation policies to give our guests the option to cancel cruises closer to the date of departure and receive Risk Free Vouchers instead of incurring cancellation penalties. If guests use vouchers, including Risk Free Vouchers, to book cruises in future periods, our cash flow from bookings in those periods will be lower.

The threat of terrorist attacks, wars, acts of piracy and other events affecting the safety and security of travel can reduce the demand for cruises or require us to cancel existing bookings.

Demand for cruises has been, and is expected to continue to be, affected by the public’s attitude towards the safety and security of travel. For example, the terrorist attacks in the United States on September 11, 2001, in France on November 13, 2015 and in Belgium on March 22, 2016 had a significant adverse impact on demand and, consequently, pricing for cruises and other travel and vacation options. The threat or possibility of future terrorist acts, an outbreak of hostilities or armed conflict or the possibility or fear of such events, political unrest and instability, the issuance of travel advisory warnings or elevated national threat warnings by national governments, an increase in the activity of pirates or other geopolitical uncertainties could have a similar adverse impact on the demand for cruises in affected regions in the future. The continuation of the current Russia-Ukraine and Middle East conflicts could similarly have an adverse impact on demand for travel in Europe, the Middle East and in nearby regions. Any decrease in demand for cruises could impact our pricing, yields and booking curves, which could adversely affect our business, financial condition and results of operations.

Adverse political conditions and events, such as an outbreak of hostilities or armed conflict, could also require us to modify or cancel existing bookings, which would result in greater refunds, lower capacity utilization and reduced reliability of bookings as an indicator of future revenues. For example, due to political unrest in Ukraine at the time, we decided not to operate certain itineraries for the 2015 to 2017 seasons. Beginning with the onset of the Russia-Ukraine conflict in 2022, we decided not to operate our Ukraine and Russia itineraries and we continue not to have any of these itineraries for sale. Currently, we have one river vessel in

Ukraine and five river vessels in Russia. In 2022, we recognized a $28.6 million impairment to decrease the carrying value of these vessels to their estimated values in use of zero. Additionally, beginning in October 2023, the Israel-Hamas conflict caused us to reroute ocean itineraries with stops in Israel and to cancel pre- and post-trip cruise extensions in Israel. If the current Russia-Ukraine or Middle East conflicts are not resolved or intensify or there is an outbreak or escalation of hostilities in other regions, it may lead to cancellations or adjustments in our sailing routes in future seasons, or it could result in the impairment or loss of other ships, which could adversely affect our business, financial condition and results of operations.

Changes in fuel prices would affect the cost of our cruise ship operations and our hedging strategies may not protect us from increased costs related to fuel prices.

For the year ended December 31, 2024, fuel costs were 13.7% of our vessel operating expenses. The cost of fuel rose substantially in 2022 and remained high throughout 2023 and 2024. Increases in the cost of fuel globally, including as a result of global inflation, geopolitical events, including the current Russia-Ukraine and Middle East conflicts, or regulatory requirements that require us to use more expensive types of fuel would increase our fuel costs. Any increase in the cost of fuel or increase in our fuel consumption, or any regulations requiring the use of more expensive fuel types, would increase our operating costs and we may be unable to implement fuel conservation initiatives and other practices to help offset these fuel cost increases. An increase in fuel prices not only affects our fuel costs, but also some of our other expenses, such as crew travel, freight and commodity prices and the price of airfare for our guests, which, in turn, could increase our expenses and have an adverse effect on our business, financial condition and results of operations. Despite any fuel financial instruments we are currently a party to, or may enter into in the future, increases in fuel prices could have a material adverse effect on our business, financial condition and results of operations. Our risk management program may not be successful in mitigating higher fuel costs, and any price protection provided may be limited due to market conditions. To the extent that we use derivative contracts that have the potential to create an obligation to pay upon settlement if fuel prices decline significantly, such derivative contracts may limit our ability to benefit fully from lower fuel costs in the future as a result of payments we may be required to make in connection therewith. There can be no assurance that our derivative arrangements will be cost-effective, will provide any particular level of protection against rises in fuel prices or that our counterparties will be able to satisfy their obligations under our derivative arrangements. Additionally, deterioration in our financial condition could negatively affect our ability to enter into new derivative contracts in the future.

Increased labor costs or our inability to recruit or retain employees may adversely affect our business, financial condition and results of operations.

We must continue to recruit, retain and motivate our employees in order to maintain our current business and support our projected growth. We need to hire and train a considerable number of qualified crew members to staff our ships and in some jurisdictions, we are subject to legal or regulatory requirements that limit the available labor pool to select nationalities. Factors outside of our control, including, but not limited to, high demand for skilled employees with limited supply, labor shortages, other general inflationary pressures or changes in applicable laws and regulations, could make it more difficult for us to attract and retain employees generally and could require us to enhance our wage and benefits packages. This may require significant efforts on the part of our management team, and our inability to hire a sufficient number of qualified crew members could adversely affect the level of services we provide and therefore the demand for our cruises, and in turn negatively impact our business, financial condition and results of operations. Currently, we are party to a collective bargaining agreement with the Norwegian Seafarers’ Union and the Associated Marine Officers’ and Seamen’s Union of the Philippines to set out the terms and conditions of certain employees on our ships, except for those ships registered in the Ordinary Norwegian Registry. Any future amendments to such collective bargaining agreements or inability to satisfactorily renegotiate such agreements may increase our labor costs and have a negative impact on our financial condition. In addition, although our collective bargaining agreements have a no-strike provision, they may not prevent a disruption in work on our ships in the future. Any such disruptions in work could have a material adverse effect on our financial results.

Increases in inflation could adversely affect our business, financial condition and results of operations.

Many of the factors affecting us, our guests and our vendors are outside of our control. Global economic factors such as inflation, which may cause increases in fuel prices and labor costs as discussed above, may increase our operating costs and have a negative impact on our business. In June 2022, inflation rates reached their highest levels in approximately three decades in the United States and many other regions across the globe experienced similar pressures. Although the inflation rate has subsequently decreased, the United States and other regions in which we operate still faces high levels of inflation and in this inflationary environment, we experienced and may continue to experience increases in our operating costs due to the rising cost of labor, fuel, food and other services and products provided by our vendors. Continued elevated levels of inflation in the United States, Europe and the other countries in which we operate creates significant uncertainty around costs and could adversely affect our business, financial condition and results of operations. In addition, concerns about inflation may cause our guests to save money and postpone traveling with us, which could adversely affect our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could affect our financial results.

We earn revenue, pay expenses and incur liabilities in countries using currencies other than the U.S. dollar. The most significant non-U.S. dollar currency for our business is the euro, as a substantial portion of our operating expenses and costs of newbuilds are in euros. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. As a result, fluctuations in foreign currency exchange rates, particularly the weakening of the U.S. dollar against other major currencies, unless effectively hedged, could adversely affect our business, financial condition and results of operations.

For the year ended December 31, 2024, 11.5% of our total revenue was generated in currencies other than the U.S. dollar. For the year ended December 31, 2024, 31.7% of total commissions and transportation costs, direct costs of cruise, land and onboard, vessel operating and selling and administration expenses were incurred in currencies other than the U.S. dollar. For these expenses, we estimated that a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $86.7 million effect on our income (loss) before income taxes for the year ended December 31, 2024 not taking into consideration any hedging activities.

Additionally, certain of our loans are denominated in currencies other than the U.S. dollar, primarily the loans associated with financing the Viking Neptune and the Viking Saturn, which are denominated in euros. Based on our outstanding Viking Neptune and Viking Saturn loan balances as of December 31, 2024, a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $56.2 million decrease or increase on the balance of the bank loans.

Because we operate globally, we are exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor our exchange rate exposure and determine if we should enter into financial transactions, such as hedges, to completely or partly mitigate risks resulting from fluctuating currency exchange rate movements. In 2022, we entered into forward foreign currency contracts to purchase €235.0 million at an average euro to U.S. dollar rate of 1.05, with maturities on various dates in 2023. In 2023, we entered into €470.0 million in forward foreign currency contracts at an average euro to U.S. dollar rate of 1.09, with maturities on various dates in 2024. In 2024, we entered into €970.0 million in forward foreign currency contracts at an average euro to U.S. dollar rate of 1.10, with maturities on various dates in 2025 and 2026. There can be no assurance, however, that our decisions on whether to enter into hedges and any hedges we enter into will prove successful in mitigating the potentially negative impact of exchange rate fluctuations. Additionally, significant volatility in the relevant exchange rates may increase our hedging costs and potential losses, as well as limit our ability to hedge our exchange rate exposure. In particular, we may not adequately hedge against unfavorable exchange rate movements, including those of certain emerging market currencies, which could have an adverse effect on our financial condition and results of operations.

An increase in cruise capacity without a corresponding increase in demand and infrastructure could adversely affect our business, financial condition and results of operations.

We continue to expand our fleet. These increases in capacity may cause us to experience reduced Occupancy and engage in discounted pricing, which could adversely affect our business, financial condition and results of operations. We also base our fleet expansion decisions on certain assumptions regarding future guest demand. We can give no assurance that future guest demand will be as expected and various factors, including factors outside of our control, could negatively affect demand for our cruises.

In addition, there can be no guarantee that there will be sufficient infrastructure to support an increase in cruise capacity. As the size of the cruise industry continues to grow and local efforts to restrict cruise traffic increase, including increased port fees, the availability of docking space and ports of call on routes on which we operate could become scarce or less profitable. If we are unable to secure sufficient docking space or ports of call that are convenient to the cultural attractions and excursions we offer, our guests’ experiences and our operations could be adversely affected. Similarly, an increasing supply of cruises could adversely affect our ability to attract and train qualified cruise personnel and access desirable local hotels, buses and tour guides in locations in which we operate. Any of these factors could lead to a limitation of our future growth and adversely affect our ability to grow our business.

Overcapacity and competition in the cruise and land-based vacation industry may lead to a decline in our cruise sales, pricing and destination options.

We may be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region, or for a particular itinerary. We face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent preferences and value. In addition, we compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value.

Our success is substantially dependent on the continued service of our senior management.

Our success is substantially dependent on the continued service of our senior management, including our Chairman of our board of directors and Chief Executive Officer. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management who are critical to our success, which could result in harm to our guest and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

We have not obtained key man life insurance policies on any member of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

We operate in a highly competitive industry and we may not be able to compete effectively.

The cruise industry is highly competitive, and we expect that competition will continue to increase. We face significant competition both on the basis of pricing and in terms of the types of ships, services, itineraries and destinations being offered. Our principal competitors within the river cruise industry include such companies as AMA Waterways, Inc., Avalon Waterways, Grand Circle Cruise Line, Tauck and Uniworld River Cruises, Inc. Our principal competitors within the ocean cruise industry include premium and luxury ocean cruise operators such as Azamara Cruises, Celebrity Cruises, Crystal Cruises, Holland America Line, Oceania Cruises, Princess Cruises, Regent Seven Seas Cruises, Seabourn Cruise Line and Silversea Cruise Holding Ltd. Our Viking Expedition product faces competition from companies such as Hurtigruten Expeditions, Lindblad Expeditions, Pearl Seas Cruises, Ponant, Quark Expeditions, Silversea Cruise Holding Ltd and Victory Cruise Lines. The Viking Mississippi product competes with American Cruise Lines. We also face competition from land-based vacation alternatives, such as hotels and resorts, package holidays, tours, vacation ownership properties, casinos and tourist destinations throughout the world. In the event that we do not compete effectively, our business, financial condition and results of operations could be adversely affected.

Our expansion into new products may be unsuccessful.

We regularly evaluate opportunities to expand our itineraries and product offerings. We launched Viking Expedition in January 2022 and Viking Mississippi in September 2022. We believe there remain significant opportunities to expand our itineraries and product offerings. Expansion into new products requires significant levels of investment, start-up costs and attention from management. We also believe there may be opportunities to expand our business beyond the cruise market. There can be no assurance that these cruise or non-cruise products will develop as anticipated or that we will have success in these products. If we do not, we may be unable to recover our investment to expand our business into these markets and may forgo opportunities in more lucrative products, which could adversely affect our business, financial condition and results of operations.

Our expansion into new Asian source markets may not be successful.

We have made several investments in the Asia Outbound market. In 2025, we are offering river and ocean itineraries for non-English speaking guests. We began operating European river cruise itineraries that are designed specifically for guests from the Chinese outbound travel market in 2016. We also entered into the China JV Investment in 2020, and, in 2024, we entered into an accommodation purchase agreement with CMV pursuant to which we have the exclusive right to the accommodation and services on board the Viking Yi Dun for sales to non-English-speaking populations in Asian countries, including China and Japan. There can be no assurance that Asian guests will be attracted to Asia Outbound or that Asia Outbound will produce the anticipated rate of return we expect, or at all, which, in turn, could adversely affect our business, financial condition and results of operations. In addition, from time to time, there could be new travel restrictions preventing or limiting outbound travel from these source markets, which could reduce demand for Asia Outbound or create a shortage of qualified crew members for Asia Outbound. For example, our European river itineraries for Chinese guests were temporarily suspended in 2020, 2021 and 2022 due to travel restrictions imposed by Chinese regulatory authorities preventing outbound travel. Geopolitical developments in the Asia-Pacific region, including any outbreak or escalation of armed conflict in the region or changes in trade policies, could also result in reduced international travel by Asian guests.

We are also required to obtain applicable permits and approvals from different regulatory authorities to operate Asia Outbound. If we are unable to obtain or maintain access to any of the required permits, licenses or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt Asia Outbound. As a result, our business, financial condition and results of operations may be adversely affected.

Further, operating in Asian countries also exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid. Our ability to operate in Asian countries may be adversely affected by changes in laws and regulations, such as those related to, among other things, taxation, import and export tariffs, trade, financial and economic sanctions, intellectual property, data privacy, cybersecurity, currency controls, network security, employee benefits, environmental regulations, land use rights and other matters. In addition, trade regulations are in a state of flux, and our operating activities in Asian countries may become subject to other forms of taxation, tariffs and duties. If any of these events occur, our expansion into new Asian source markets could be adversely affected, which could adversely affect our business, financial condition and results of operations.

The China JV Investment exposes us to certain risks associated with jointly owned investments.

As part of our entry into the ocean cruising market in China, we entered into the China JV Investment in 2020 with a subsidiary of China Merchants Group. We have a 10% interest in CMV, the entity that owns and operates the China JV Investment’s first ship, the Viking Yi Dun. These types of investments involve risks not otherwise present in operations run solely by us, including: (1) we do not have full decision-making authority over the China JV Investment; (2) where we do not have full decision-making authority, we may experience impasses or disputes with the other owner on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (3) the other investee in the China JV Investment may fail to fund their share of required capital contributions or fail to fulfill their other obligations; (4) the arrangements governing the China JV Investment may contain certain conditions or milestone events that may never be satisfied or achieved; (5) the other investee in the China JV Investment may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests; (6) new regulations may restrict our ability to participate in this investment; (7) we may suffer losses as a result of actions taken by the other investee in the China JV Investment; and (8) it may be difficult for us to economically exit these investments if an impasse arises or if we desire to sell our interest for any reason. In addition, we may, in certain circumstances, be liable for the actions of the China JV Investment or the other investee in the China JV Investment even if we did not support or participate in such action. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

Our expansion into the Mississippi River cruise market requires us to comply with various U.S. laws, including the U.S. Passenger Vessel Services Act (the “PVSA”), and we can give no assurance that our potential expansion into this river cruise market will be successful.

In connection with our expansion into the Mississippi River cruise market, we have to comply with various U.S. laws, including the PVSA. The PVSA is similar to Section 27 of the Merchant Marine Act of 1920 (the “Jones Act”), which governs cargo vessels, and restricts domestic marine transportation of passengers in the United States to vessels built and documented in the United States, manned by U.S. citizens and owned by U.S. citizens. There have also been attempts to amend the PVSA and other U.S. regulations, and such attempts are expected to continue in the future. Significant amendments to the PVSA or other U.S. regulations could impact our expansion into the Mississippi River cruise market. In addition, we can give no assurance that our expansion into the Mississippi River cruise market will continue to comply with these various laws.

We have a time charter with an affiliate of Edison Chouest Offshore (the “Mississippi Ship Owner”) to charter a U.S. flagged river cruise ship for operation on the Mississippi River, which we took delivery of in 2022. Although the Mississippi Ship Owner has represented to us that it complies with the U.S. ownership requirements of the PVSA and has obtained from the U.S. Department of Transportation Maritime Administration (“MARAD”) written confirmation that our time charter structure meets MARAD’s requirements to be classified as a permissible time charter, we cannot ensure that the Mississippi Ship Owner will continue to meet the definition of a U.S. owner or that our time charter structure will continue to comply with the PVSA. Our time charter structure may also be reviewed or challenged from time to time by U.S. regulators or our competitors. For example, on January 1, 2021, Congress adopted Section 3502(b) of the National Defense Authorization Act for Fiscal Year 2021, which requires MARAD to make publicly available a detailed summary of requests for MARAD confirmation that a vessel charter for a passenger vessel qualifies as a time charter encompassed by the general foreign transfer approval pursuant to 46 C.F.R. 221.13(a). These provisions do not amend or change any of the legal requirements relating to the time charter structure approved by MARAD, but do require publication of detailed summaries of any requests that are made (including the request from the Mississippi Ship Owner) and public comments to such requests are permitted by MARAD. In addition, in May 2022, one of our competitors brought an action in the United States Court of Appeals for the Second Circuit against MARAD, challenging MARAD’s decision concluding that the arrangement is a permissible time charter. In March 2024, the Second Circuit upheld MARAD’s decision.

In addition, if the Mississippi Ship Owner defaults under its ship financing arrangements, its lenders would have the right to foreclose on the ship, which could cause the ship chartered by us for operation on the Mississippi River to no longer be owned by a U.S. owner. If the ship chartered by us for operation on the Mississippi River is no longer owned by a U.S. owner for any reason, including as a result of a foreclosure, we may not be able to operate our Mississippi River itineraries or recover our investment, which could result in a substantial loss of revenue, which, in turn, could adversely affect our business, financial condition and results of operations.

In addition, while there are similarities between our existing river cruise business and the Mississippi River cruise market, this is our first entry into the U.S. river cruise market and we can give no assurance that we will be able to successfully implement our business model and strategy. We may not be able to attract a sufficiently large number of guests for the ships that we plan to time charter in order to recover our investment, which could adversely affect our business, financial condition and results of operations.

Our business is seasonal, and we may not be able to generate revenue that is sufficient to cover our expenses during certain periods of the year.

The demand for our cruises is seasonal, with the greatest demand for cruises generally occurring during the Northern Hemisphere’s summer months. This seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to most river vessels being taken out of service generally from November to March. Accordingly, seasonality in our operations could adversely affect our ability to generate sufficient revenue to cover the expenses we incur during certain periods of the year.

We have experienced significant growth. If we fail to effectively manage our growth, our business, financial condition and results of operations may suffer.

We have experienced significant growth, which has placed, and will continue to place, significant demands on our management, employees and our operational, financial and technology infrastructure, including internal controls. Our growth strategy has required, and will continue to require, us to commit substantial operational, financial and technical resources to develop and improve our reporting systems and procedures, information technology systems and networks and other internal controls in the United States, Europe and elsewhere. Continued growth will require us to recruit, train and retain additional highly skilled personnel. If we fail to effectively enhance our internal controls and manage our growth, our business, results of operations and financial condition may suffer.

We may not be fully insured against all risks, and we may not be able to obtain insurance for certain risks at reasonable rates.

We seek to maintain comprehensive insurance coverage at commercially reasonable rates, subject to market availability at any time. The limits of insurance coverage we purchase are based on the availability of the coverage, evaluation of our risk profile and cost of coverage. We do not carry business interruption insurance and accordingly we have no insurance coverage for loss of revenues or earnings from our ships or other operations. Accordingly, we are not protected against all risks and cannot be certain that our coverage will be adequate for liabilities actually incurred, which could result in an unexpected decrease in our revenue and results of operations in the event of an incident.

In addition, we have been and may continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we maintain protection and indemnity insurance coverage. Our payment of these calls could result in significant expenses to us, which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be adversely affected.

Conducting business internationally may result in increased costs and risks.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including hostility from local populations, restrictions and taxes on the withdrawal of foreign investment and earnings, government policies against the cruise business, infringement of third-party intellectual property rights, difficulties in enforcing our intellectual property against infringers, stringent data privacy regulations, costly cybersecurity requirements, investment restrictions or requirements, diminished ability to legally enforce our contractual rights in foreign countries, foreign exchange restrictions and fluctuations in foreign currency exchange rates, difficulty obtaining or renewing foreign permits, approvals or licenses necessary to operate in foreign countries, trade barriers, withholding and other taxes on remittances and other payments by subsidiaries, and changes in, and application of, tariffs and foreign taxation structures, including value added and excise taxes. If we are unable to address these risks adequately, our business, financial condition and results of operations could be adversely affected.

Risks Related to Our Dependence on Third Parties

If we experience delays in ship construction or ship repairs, maintenance or refurbishments or changes in costs, our business, financial condition and results of operations could be adversely affected.

Our fleet may require repairs, maintenance or refurbishments. We also continue to expand our fleet and are dependent on shipyards to build our new ships. Constructing, refurbishing, maintaining and repairing ships are complex processes that involve numerous risks, such as delays in completion and changes in costs. In addition, if the shipyards or subcontractors who construct, repair, maintain or refurbish our ships experience work stoppages, financial instability, insolvencies or other difficulties that are beyond our control and the control of the shipyards or their subcontractors, the delivery of our ships under construction or the repair, maintenance or refurbishment of our existing ships may be impaired or delayed. Although our contracts for new ships include penalties for delays in delivery by the shipyards, these penalties will not fully cover the losses and negative effects we will suffer from such delays. As a result, any failure to construct, repair, maintain or refurbish our ships on time, or at all, could require us to cancel planned departures and adversely affect our business, financial condition and results of operations. In addition, the consolidation of control of certain shipyards and increased demand for new ships, could result in less shipyard availability, thus reducing competition and increasing prices. Finally, the lack of qualified shipyard repair facilities could result in the inability to repair and maintain our ships on a timely basis. These potential events and the associated losses, to the extent that they are not adequately covered by contractual remedies or insurance, could adversely affect our business, financial condition and results of operations.

Lack of continuing availability of attractive, convenient and safe port destinations could adversely affect our business, financial condition and results of operations.

We believe that attractive, convenient and safe port destinations, including ports that are not overly congested with tourists, are major reasons why our guests choose our cruise options versus an alternative vacation option. The continuing availability of these types of ports, including the port facilities where our guests embark and disembark, is affected by a number of factors including, but not limited to, existing capacity constraints (particularly during the Caribbean winter months and Mediterranean summer months), security, safety, illness and environmental concerns, adverse weather conditions and other natural disasters, financial limitations on port development, political instability, exclusivity arrangements that ports may have with our competitors, local governmental regulations and fees and local community concerns about both port development and other adverse impacts on their communities from additional tourists. The inability to continue to utilize, maintain, rebuild, if necessary, or increase the number of ports that our ships call on could adversely affect our business, financial condition and results of operations.

We rely on travel agencies to generate a material portion of our sales.

We rely on travel agencies to generate a material portion of our sales. We have preferred relationships with large travel agent consortia and these relationships are important to our business. However, these relationships are at will and no assurances can be made that we will be able to maintain these relationships. The loss of any one of these preferred relationships could disrupt our travel agent distribution system and have an adverse impact on our business. In addition, a significant number of our guests book their cruises through independent travel agents. We believe we offer competitive commissions and other incentives for selling our cruises. However, there can be no guarantee that our competitors will not offer higher commissions and incentives in the future, which could lead independent travel agents to more heavily promote our competitors’ products, thereby lowering our revenue potential and profitability, or causing us to increase our commissions and other incentives in the future, in turn increasing our costs and lowering profitability. In addition, a reduction in the number of travel agencies or independent travel agents promoting and booking our cruises could adversely affect our business, financial condition and results of operations.

We rely on third-parties, including third-party operators, ship owners, governmental agencies and suppliers, to provide certain services and products that are integral to the operation of our business.

While we manage most of our operations in house in an effort to provide consistent quality to our guests and to control our costs, we also rely on third-parties to provide certain services that are integral to the operation of our business. For example, we rely on third-party operators to provide nautical services and certain onboard services for our ocean and expedition cruises. We also rely on third-parties to own and operate the Viking Yi Dun and our chartered vessels, including the Viking Mississippi and the Viking Saigon. If these third-parties, which include the Mississippi Ship Owner for the Viking Mississippi and the China JV Investment for the Viking Yi Dun, or any of our other third-parties suffer financial hardship or are otherwise unable to continue providing such services, we cannot guarantee that we will be able to replace them in a timely manner, which may cause an interruption in our operations. To the extent that we are able to replace them, we may be forced to pay an increased cost for equivalent services. Either the interruption of operations or increased costs could adversely affect our financial condition and results of operations. When we rely on third-parties to provide services that are integral to the operation of our business, we are also subject to the risk that certain decisions or actions by these third-parties could adversely affect our business, financial condition and results of operations. A failure to adequately monitor a third-parties’ compliance with our service, regulatory and legal requirements could result in significant economic harm to us.

We also rely on other vendors and suppliers including for services and products onboard our ships. Factors outside of our control, including global inflation, labor shortages, the outbreak and escalation of armed conflict (e.g., the current Russia-Ukraine and Middle East conflicts) and economic and trade sanctions, may affect the financial viability of key vendors in our supply chain, including hotel, restaurant and shore excursion suppliers, cause an increase in the cost of the services and products provided by our vendors or create supply chain issues that impact our ability to provide our guests with necessary goods, such as food, linens and toiletries. We also rely on governmental agencies to provide certain services used in our operations, which may become unavailable or more expensive if such agencies are privatized or their operations are interrupted or reduced. Any interruption or delays in the services or products we purchase from our vendors or obtain from governmental agencies, or an increase in the cost or timing of the services and products provided by our vendors or governmental agencies, may adversely affect demand for our cruises, which could adversely affect our business, financial condition and results of operations.

We rely on scheduled commercial airline services to transport our guests to or from the cities where our cruises embark and disembark.

Our guests depend on scheduled commercial airline services to transport them to or from the cities where our cruises embark and disembark. In addition, some of these cities are served by only a few airlines, which means that availability can be limited and the lack of competition impedes discounted pricing. Changes or disruptions in airline services as a result of strikes, financial instability or viability, technology infrastructure issues, adverse weather conditions, natural disasters, illness, government travel restrictions, industry consolidation, bankruptcies or other events or the lack of availability due to schedule changes or other reasons could adversely affect our ability to transport guests to or from our ships and thereby increase our cruise operating expenses or result in loss of revenue, which would, in turn, have an adverse effect on our financial condition and results of operations. In addition, increases in the prices of airfares due to increases in fuel prices, fuel surcharges or a high level of airline bookings may impact our costs and profitability or increase the overall vacation price to our guests and may adversely affect demand for our cruises, which could adversely affect our business, financial condition and results of operations.

Credit card processing terms and requirements, adverse changes in guest payment policies, and consumer protection legislation or regulations could negatively affect our financial condition.

We generate significant cash flows through sales of future cruises, which we use to fund our working capital requirements, and we rely on multiple credit card processors for collection of guests’ funds for such future cruise purchases. Credit card processors have financial risk associated with tickets purchased for travel, which can occur several months after the purchase. Such financial institutions may withhold a portion of payments related to receivables to be collected or may require that we maintain a cash or other collateral reserve equal to a portion of the advance bookings that have been processed by that financial institution if we do not maintain certain minimum liquidity levels or if they determine our credit risk has increased. In times of financial instability or distress, such as in 2008 and during the COVID-19 pandemic, our credit card processors have increased the required amount of withholdings or reserves.

Risks Related to Our Intellectual Property and Information Technology

The Viking name and brand are integral to the success of our business.

The Viking name and brand are integral to the success of our business and to the implementation of our strategies for expanding our business. We believe that the brand we have developed has significantly contributed to the success of our business and is critical to maintaining and expanding our guest base. Maintaining and enhancing our brand may require us to make substantial investments in our fleet, new luxury offerings, marketing and operations, and these investments may not be successful. Additionally, our brand may also be adversely affected if our public image is tarnished by negative publicity, which could adversely affect our business, financial condition and results of operations.

We rely on intellectual property protections that can be challenged and revoked or invalidated by third parties.

We rely on common law rights and registered trademarks to protect our brand in a number of jurisdictions. Such trademark rights are vulnerable to challenge by third parties and we have in the past been, and are currently, involved in trademark oppositions with various third parties. Certain of these matters have resulted in co-existence agreements whereby we have agreed that our trademarks and the trademarks of relevant third parties are able to co-exist on certain terms. We do not believe that the terms of these existing co-existence arrangements materially restrict or will restrict the operation of our business, but future co-existence arrangements could impose such restrictions. We have also not been able to secure trademark registrations for certain of our key brands in certain categories of goods or services in certain jurisdictions where we use those brands due to prior rights and we may be similarly restricted from protecting our brands in the future. To the extent that we operate now or in the future in jurisdictions in which we have not secured registered trademark rights, we operate at the risk of infringing the rights of third parties and of not being able to prevent third parties from using our brands.

We also have registered Community designs (and equivalents in the United Kingdom) covering the European Union and the United Kingdom in respect of aspects of our efficient ship designs and registered copyrights in the United States for certain marketing materials, videos and other publications. Registered intellectual property rights are inherently vulnerable to revocation and invalidity actions and while we have no reason to believe that our current designs would not withstand any such challenges, we cannot guarantee that any such actions will not succeed. In addition, registered Community design rights in the European Union (and equivalents in the United Kingdom) are not substantively assessed at the point of application (unlike other registered intellectual property rights). Instead, they proceed to registration and their validity can then be challenged by third parties. As such, the protection conferred by registered Community design rights (and equivalents in the United Kingdom) is generally considered to be more vulnerable than that of other registered rights.

Trademarks and registered Community design rights are territorial in nature and only provide protection in the territory in which they are registered and, for trademarks, are further limited to the scope of goods and services that the registrations cover. They also will only continue to be valid if we continue to pay the applicable registration maintenance fees and, in some jurisdictions, can demonstrate adequate use. Valid registered trademarks can last indefinitely if renewed as required. Registered Community design rights in the European Union (and equivalents in the United Kingdom) are valid for a maximum of 25 years where they are renewed every five years.

Finally, we own a number of registered domain names that are material to our business. These expire and we rely on our renewing these registrations in a timely manner in order to maintain the right to use the domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize the name “Viking” or other business brands in all of the countries in which we currently conduct or intend to conduct business. If we lose the ability to use a domain name, a third party could take over the registration, and we may incur significant additional expenses to market our products within that country, including the development of new branding.

Any failure to protect our intellectual property rights could impair our brands, negatively impact our business or both.

Our success and ability to compete depend in part on protecting our brands and other intellectual property, including our ability to register and freely use our trademarks in order to capitalize on name-recognition and increase awareness of our brands. We rely on a combination of trademark, patent, copyright, trade secrets and other rights, as well as confidentiality procedures and contractual provisions to protect our intellectual property and proprietary technology. The steps we take to protect our intellectual property rights, however, may not be adequate. For example, not all of the trademarks that are used in our business have been registered in all countries in which we do business or may do business in the future, and some of the trademarks may never be registered in all of these countries. We could also lose our current rights to invalidity or revocation actions in the future. Our current applications to register intellectual property are in some cases the subject of oppositions from third parties and we have also in the past, and are currently, involved in communications with intellectual property registries regarding the registrability of certain of our intellectual property in certain jurisdictions.

Rights in trademarks are generally national in character, and are obtained on a country-by-country basis by the first person to obtain protection through use or registration in that country in connection with specified products and services. Some countries’ laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties may have filed for trademarks that are the same or similar to our brands in countries where we have not registered our brands as trademarks. Although we have been using these brands for some time, there is a risk that third parties could bring infringement or other actions against us for the use of these brands if they have prior rights in such marks. In jurisdictions where we are unable to secure trademarks to protect our brands, we may be limited in our ability to prevent third parties from using our brands for identical or similar goods and services. Accordingly, we may not be able to adequately protect or freely use our brands everywhere we do business and use of our brands may result in liability for trademark infringement, trademark dilution or unfair competition. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States, and there is no certainty that all of our trademark, patent or copyright applications will proceed to registration or grant, and existing or future registrations may not provide sufficient protection or competitive advantages for our products and services. In the event that we are not able to obtain grants or registrations in respect of such intellectual property applications, we may not be able to obtain statutory protections available under the relevant intellectual property laws, which could limit our ability to protect our intellectual property and impede our marketing efforts. In addition, we cannot be certain that our products and technology do not and will not infringe the intellectual property rights of others, and third parties may seek to challenge, invalidate or circumvent our trademark, patent, copyright, trade secrets and other rights or applications for any of the foregoing. Furthermore, it is difficult for us to monitor unauthorized uses of our intellectual property, and if we become aware of a third party’s unauthorized use or misappropriation of our intellectual property, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property and contractual rights fully. In order to protect or enforce our intellectual property rights, we may be required to spend significant resources. Regardless of the merits of any such claim as a plaintiff or defendant, litigation could be costly, time-consuming, distracting and we may not prevail, which could result in the impairment or loss of intellectual property rights. To the extent claims against us are successful, we may have to pay substantial monetary damages (including treble damages), or discontinue or modify certain products or services that are found to be in violation of another party’s rights. We may have to seek a license to continue offering our products or technology, which may not be available on reasonable terms, or at all. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our business. From time to time, we allow our registered trademarks to lapse as we consider them no longer to be of commercial value.

Breaches in data security or other disturbances to our information technology systems and networks and operations could adversely affect our business, financial condition and results of operations.

We rely on software (including third-party software) and other information technology systems and networks to run our business, including, among other things, managing our guest database and our inventory of staterooms held for sale, setting pricing in order to maximize our yields and to dynamically tag images in our asset library for use in marketing materials. We also rely on our information technology systems and networks for our onboard and onshore operations, as well as our accounting systems. We own and manage some of these systems but also rely on third parties for a range of systems and related products and services, including but not limited to, cloud computing services and artificial intelligence (“AI”). As a result, our ability to operate our business efficiently and effectively depends in part on the reliability of our information technology systems and networks, as well as third-party technologies, systems and service providers. We face evolving cybersecurity risks that threaten the confidentiality, integrity and availability of these systems and our confidential information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. There is no certainty of uninterrupted availability of these systems and disruptions for any reason, including as a result of natural disasters or similar events, information systems failures, computer viruses or other cyber-attacks, or other unauthorized access thereto or improper use thereof, could impair our operations and have an adverse impact on our business, financial condition and results of operations.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Union, the United Kingdom and the United States may require businesses to provide notice to individuals whose personal data has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify counterparties of a security incident, including a data security breach. Regardless of our contractual protections, any actual or perceived data security breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

If our security systems were breached, credit card and other sensitive data could also be at risk. For example, we and certain of our third-party service providers collect, process, transmit and store a large volume of personal identifiable information, including email addresses, home addresses and financial data such as credit card information. The security of the systems and network where we and our service providers store this data is a critical element of our business, and these systems and our network may be vulnerable to computer viruses, cyber-attacks, hackers and other security issues. As cybersecurity threats rapidly evolve in sophistication and become more prevalent globally, particularly due to the swift growth and increased use of AI systems, the associated risks described above may increase. Given that the techniques used in cyber-attacks change frequently and may be difficult to detect for periods of time, we (and our service providers) may face difficulties in anticipating and implementing adequate preventative measures or mitigating harms after such an attack.

We cannot assure you that the precautions we have taken to avoid an unauthorized incursion of our information systems are either adequate or implemented properly to prevent, immediately detect or promptly address a data breach. Because we rely on third-party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third-party information systems can materially impact our operations and financial results. Any compromise of our information systems resulting in the loss, disclosure, misappropriation of or access to the personal data of our guests, prospective guests or employees could result in governmental investigations, civil liability, regulatory penalties under laws protecting the privacy of personal data, legal claims or proceedings (such as class actions), business interruption, damages to intangible property or loss of consumer confidence, any of which could adversely affect our business, financial condition and results of operations. Additionally, any material failure by us or our service providers to maintain compliance with the Payment Card Industry Data Security Standard and other security requirements or to rectify a data security issue may result in fines and restrictions on our ability to accept credit cards as a form of payment. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

We collect, process, store, use and share data, some of which contains personal data, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and information security, which are subject to change and uncertain interpretation.

We collect, maintain, transmit and store data about our customers, partners, consultants, personnel and other individuals, which includes payment card information and personal data, as well as confidential information. We depend on a number of third-party vendors to operate our business, a number of which process data, including personal data, on our behalf. We and our vendors are subject to a variety of local and international data privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of personal data, and those that are specific to certain industries, sectors, contexts, or locations. These requirements, and their application, interpretation and amendment are constantly evolving and developing.

For example, in Europe, we are subject to the General Data Protection Regulation (EU) 2016/679 (“EU GDPR”) and the United Kingdom data protection regime consisting of the UK General Data Protection Regulation and the United Kingdom’s Data Protection Act 2018 (the “UK GDPR” and, together with the EU GDPR, the “GDPR”). The UK data protection regime may diverge from the EU data protection regime over time. The EU GDPR and UK GDPR govern our collection, control, processing, sharing, disclosure and other use of personal data and imposes strict data protection compliance obligations including: providing detailed disclosures about how personal data is collected and processed; demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data; introducing the obligation to notify data protection regulators (and in certain cases, affected individuals) of certain personal data breaches (including those suffered by our service providers); imposing limitations on retention of personal data; maintaining certain required documentation; restrictions on international data transfers (which have heightened in the light of recent case law and regulatory guidance); requirements in relation to contracting; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Failure to comply with the GDPR could result in significant penalties for noncompliance. Fines of up to €20 million or 4% of total annual global turnover (whichever is greater) could be imposed for violation of the EU GDPR and fines of up to £17.5 million or 4% of total annual global turnover (whichever is greater) could be imposed for violation of the UK GDPR. Since we are subject to the supervision of local data protection authorities under both the EU GDPR and UK GDPR, fines could arise independently under each in respect of a single incident. In addition, violations of the GDPR could result in regulatory investigations, reputational damage, orders to cease or change our processing activities, enforcement notices or assessment notices (for compulsory audit). We may also face civil claims, including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities as well as associated costs, diversion of internal resources and reputational harm.

The cross-border data transfer landscape globally (including in the European Economic Area, United Kingdom and United States) is continually evolving, and certain jurisdictions have enacted or are considering enacting cross-border data transfer restrictions and laws requiring data localization, which may affect our ability to process or transfer personal data to other countries. The EU GDPR and UK GDPR regulate cross-border transfers of personal data out of the European Economic Area and the United Kingdom. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. We currently rely on the EU standard contractual clauses and the UK Addendum to the EU standard contractual clauses as relevant to transfer personal data outside the European Economic Area and the United Kingdom with respect to both intragroup and third-party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. Any failure to comply with these complex regulatory requirements may adversely impact our operations. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; or it could otherwise affect the manner in which we provide our services, any of which could adversely affect our business, operations and financial condition. Inability to import personal data to the United States may significantly and negatively impact our business.

In the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy-related obligations, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. In addition, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, in 2018, California enacted the California Consumer Privacy Act, which came into effect in January 2020, and was subsequently amended by the California Privacy Rights Act effective January 1, 2023 (the “CCPA”). The CCPA imposes obligations on certain businesses that process personal information of California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and disclosure practices of covered businesses; provides such individuals expanded rights to access, delete, and correct their personal information, and opt-out of certain sales or transfers of personal information; and provides such individuals with a private right of action and statutory damages for certain data breaches. The enactment of the CCPA has prompted other states to promulgate or review the need for their own comprehensive consumer privacy laws, which similarly give residents rights with respect to their personal data and provide for civil penalties for violations. Additionally, U.S. federal regulators have increasingly sought to protect personal data. For example, in July 2023 the SEC adopted rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance and incidents by certain businesses. Separately, we send marketing messages via email and are subject to the federal CAN-SPAM Act, which imposes certain obligations regarding the content of emails and providing opt-outs (with the corresponding requirement to honor such opt-outs promptly). While we strive to ensure that all our marketing communications comply with the requirements set forth in the CAN-SPAM Act, any violations could result in the Federal Trade Commission seeking civil penalties against us. Additionally, we expect that there will continue to be new proposed laws, regulations, and industry standards concerning data privacy, data protection, and information security in the United States and other jurisdictions at all levels of legislature, governance, and applicability. We cannot yet fully determine the impact that these or future laws, rules and regulations may have on our business or operations.

We are also subject to evolving European Union and United Kingdom laws on cookies and electronic- marketing. In the European Union and in the United Kingdom, under national laws derived from the e-Privacy Directive, informed consent is required for the placement of a cookie or similar technologies on a customer’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. European court decisions and regulators’ guidance have been driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target customers, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand customers. In light of the complex and evolving nature of European Union, European Union Member State and United Kingdom privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

The adoption of further data privacy and security laws may increase the cost and complexity of implementing any new offerings in other jurisdictions. Any failure, or perceived failure, by us to comply with our posted privacy policies or data privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to data privacy or consumer protection could adversely affect our reputation, brands and business, and may result in regulatory investigations, administrative fines, claims, proceedings or actions against us by governmental entities, customers, suppliers or others, class actions, or other liabilities or may require us to change our operations or cease using certain data sets. Any such claims, proceedings or actions could hurt our reputation, brands and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers and third-party partners and result in the imposition of significant damages, liabilities or monetary penalties.

A failure to keep pace with developments in technology could impair our operations or competitive position.

Our business continues to demand the use of sophisticated systems and technology. These systems and technologies must be refined, updated and replaced with more advanced systems on a regular basis in order for us to meet our guests’ demands and expectations. In addition, the rise of remote working places additional demands on our systems and technologies especially as it relates to accessibility and security. If we are unable to maintain, refine, update or replace our systems and technologies on a timely basis or within reasonable cost parameters, or if we are unable to appropriately and timely train our employees to operate any of these new systems, our business could suffer. We also may not achieve the benefits that we anticipate from any new system or technology, such as fuel abatement technologies, and a failure to do so could result in higher than anticipated costs or could impair our operating results.

Risks Related to Our Indebtedness

We have substantial indebtedness and we may not be able to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary.

As of December 31, 2024, we had $5,481.0 million of Total Debt. Our high level of indebtedness may restrict our operations. Among other things, our indebtedness may:

•
limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;

•
place us at a competitive disadvantage relative to our competitors with less indebtedness;
•
render us more vulnerable to general adverse economic, regulatory and industry conditions;
•
require us to dedicate a substantial portion of our cash flow to service our debt;
•
limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
•
expose us to the risk of increased rates as, over the term of our debt, the interest cost on a significant portion of our indebtedness is subject to changes in interest rates; and
•
limit our ability to secure adequate bank financing in the future with reasonable terms and conditions.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our future performance and our ability to generate cash from our operations, which is subject to, among other things, the success of our business strategy, customer demand, increased competition, overcapacity, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including those other factors discussed in these “Risk Factors,” many of which are beyond our control. We cannot assure you that we will be able to generate a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and cash interest on our indebtedness or that future borrowings will be available to us in an amount sufficient and on satisfactory terms to enable us to service and repay our indebtedness.

In addition, some of our existing debt agreements include a material adverse change clause, which permits the lenders to subjectively determine when a material adverse change in our business or financial condition occurs. If these lenders were to determine that there had been a material adverse change in our business or financial condition or our ability to perform our obligations under these debt agreements, it may result in an event of default under these debt agreements. Certain of the agreements governing our indebtedness contain, and future debt agreements are expected to contain, cross-default provisions, meaning that if we are in default under certain of our current or future debt obligations, amounts outstanding under our current or other future debt agreements may also be in default, accelerated and become due and payable. In addition, we have pledged a significant portion of our assets as collateral under our existing debt agreements. Some of our existing debt agreements also include loan-to-value requirements, which may require us to pledge additional collateral or make additional principal payments in the event that our assets become less valuable. If any of the holders of our indebtedness accelerate the repayment of our indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness.

We require a significant amount of cash to service our debt and sustain our operations.

Our ability to meet our debt service obligations or refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay planned capital expenditures or sell assets. For example, we require significant cash to purchase additional ships. Our debt service obligations also increased as a result of the COVID-19 pandemic, including due to debt raised during the cessation of our operations and payment deferrals under some of our existing financings. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt and sustain our operations.

Despite current indebtedness levels and restrictive covenants, we may incur additional indebtedness. This could further exacerbate the risks associated with our substantial financial leverage.

Despite current indebtedness levels and restrictive covenants, we expect to incur additional indebtedness in connection with the expansion of our fleet and may incur other indebtedness to finance our operations and other capital needs. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of thresholds, qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, these restrictions may not prevent us from incurring obligations that are preferential to our ordinary shares, such as preferred shares. If additional debt is incurred, the related risks that we now face as a result of our leverage would intensify.

Our indebtedness, and the agreements governing our indebtedness, may limit our flexibility in operating our business.

The agreements governing our indebtedness contain, and any instruments governing future indebtedness of ours may contain, covenants and event of default clauses, including cross-default provisions, that impose significant operating and financial restrictions on us, including restrictions or prohibitions on our ability to, among other things:

•
incur or guarantee additional debt or create certain liens;
•
pay dividends or make other restricted payments;
•
make certain investments or repurchase or redeem share capital or subordinated debt;
•
consummate certain asset sales;
•
enter into certain transactions with affiliates;
•
enter into arrangements that restrict dividends; and
•
consolidate or merge with any person or transfer or sell all or substantially all of our assets.

We cannot assure you that any of these limitations will not hinder our ability to finance operations and capital needs and our ability to pursue business opportunities and activities that may be in our interest. In particular, restrictions on our ability to incur additional debt may limit our ability to grow our fleet if we are unable to incur debt financing for additional ships. In addition, our ability to comply with these covenants and restrictions may be affected by events beyond our control.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

As of December 31, 2024, 7.2% of the principal outstanding on our Total Debt had variable interest rates. The Federal Reserve has raised interest rates multiple times in recent years in response to concerns about inflation and, while rates have been reduced recently, the Federal Reserve has indicated it will likely pause decreases meaning such rates remain high in the U.S. compared to the interest rate environment prior to 2021. In the event of rising interest rates, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even though the amount borrowed remained the same.

The impact of volatility and disruptions in the global credit and financial markets may adversely affect our ability to borrow and could increase our counterparty credit risks.

Our ability to purchase additional ships depends on the availability of ship financing on satisfactory terms and there can be no assurance that we will be able to borrow additional money on terms as favorable as our current debt, on commercially acceptable terms, or at all. Ship financing may become unavailable for a number of reasons, including, among others, our inability to meet the conditions of such financing, a disruption of the capital and credit markets or rising interest rates. A failure in our ability to obtain sufficient ship financing on satisfactory terms, or at all, could delay or prevent our ability to order or take delivery of new ships. If the failure to obtain financing resulted in a breakage or cancellation of a binding shipbuilding contract on our part, it could result in, among other things, the forfeiture of any payments we have made and the imposition of contractual liquidated and other damages. In addition, our shipbuilding contracts include a clause that permits the shipyard to terminate the shipbuilding contract if it subjectively determines that the contracting party is unable to pay its debts as they fall due. If the shipyard were to make this determination, the shipyard may decide to cancel the shipbuilding contract, which could delay or disrupt our planned ship deliveries.

Disruptions in the global credit and financial markets could also cause counterparties under our derivatives, contingent obligations, insurance contracts and other third-party contracts to be unable to perform their obligations or to breach their obligations to us under our contracts with them, which could include failures of financial institutions to fund required borrowings under our loan agreements and to pay us amounts that may become due under derivative contracts and other agreements. In addition, we may be limited in obtaining funds to pay amounts due to counterparties under derivative contracts and to pay amounts that may become due under other agreements. If we were to elect to replace any counterparty for its failure to perform its obligations under such instruments, we would likely incur significant costs to replace the counterparty. Any failure to replace any counterparties under these circumstances may result in additional costs to us or an ineffective instrument.

In addition, if our credit ratings were to be downgraded, or general market conditions were to ascribe higher risk to our rating levels, our industry, or us, our access to capital and the cost of any debt or equity financing could be negatively impacted. There is no guarantee that debt or equity financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations.

Risks Related to Other Legal, Regulatory and Tax Matters

We are subject to complex laws and regulations, including environmental laws and regulations.

We are subject to various international, national, state and local laws, regulations and treaties related to, among other things, environmental protection, health and safety of workers and access for disabled persons. Our vessel operations are also subject to the applicable laws and regulations of the flag state and classification society. Compliance with such laws, regulations and treaties entails significant expense and attention from management, which could adversely affect our operations. New legislation, regulations or treaties, or changes thereto, or interpretations or implementations thereof, especially where such regulations conflict with the regulations in effect in other jurisdictions in which we operate, or changes in circumstances could also affect our operations and may subject us to increased compliance costs in the future.

In addition, we are required by various governmental and regulatory agencies to obtain certain permits, licenses and certificates with respect to our operations. If we are unable to obtain or maintain access to any of the required permits, licenses or certificates, we may be subject to various penalties, such as fines or suspension of operations, which could affect our operations and may have a material adverse effect on our business, financial condition and results of operations.

We believe that environmental laws and regulations in particular will continue to be focused on by relevant government authorities in the United States, European countries and the other countries in which we operate or may operate due to an increased focus on greenhouse gas and other emissions from global regulators, consumers and other stakeholders, which may have a material impact on our business. For example, we may be impacted by the EU’s Fit for 55 package, which includes updates to the Emissions Trading Systems relating to the need to acquire carbon emission allowances and proposed reforms to the EU’s Energy Taxation Directive, which imposes taxes on fuel purchased in the EU. In July 2023, the European Council adopted a new regulatory proposal, the FuelEU Maritime initiative, which sets out a long-term framework to reduce emissions by increasing the use of sustainable alternative fuels and shore power. In addition, the U.S. Environmental Protection Agency and the International Maritime Organization (the “IMO”) (a United Nations agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships) is currently considering various other proposals which aim to reduce emissions within the global shipping industry. For example, the IMO adopted two requirements that went into effect in 2023, the Carbon Intensity Indicator and Energy Efficiency Ship Index, which each regulate carbon emissions for ships. Regulatory efforts, both internationally and in the United States, including in various states (for example, California’s Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act signed into law in October 2023), are evolving, including the international alignment of such efforts, and we cannot determine what final regulations will be enacted or their ultimate impact on our business. Climate change-related regulatory activity and developments that require us to reduce our emissions, which includes both the EU and IMO proposals discussed above, and may include regulatory efforts in the United States at a federal or state-level in the future, may adversely affect our business and financial results by requiring us to make capital investments in new equipment or technologies, pay for carbon emissions, purchase carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. Regulatory developments may also result in the inability to operate vessels that do not meet certain standards, the acceleration of the removal of less fuel-efficient vessels from our fleet and impact the resale value of our vessels in the future. In addition, we have invested in certain technologies to reduce our future environmental impact, including shore power and a partial hybrid propulsion system based on liquid hydrogen and fuel cells for our next generation of ocean ships. There can be no assurance that these technologies will develop as anticipated or that they will allow us to comply with future environmental regulations. If we are unable to use these technologies or these technologies become more expensive than expected, it may increase our operating costs or increase the impact of future environmental regulations on our business.

Growing recognition among consumers globally of the negative effects of climate change and the impact of greenhouse gasses and other emissions may lead to material changes in consumer preferences. For instance, our guests may choose a vacation option that they perceive as operating in a manner that is more sustainable for the climate, seek alternative methods of travel, or reduce the amount and frequency of their travel. In addition, some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. The U.S. and various state and foreign government and regulatory agencies have enacted or are considering new environmental regulations and policies aimed at reducing the threat of invasive species in ballast water, requiring the use of low-sulfur fuels, increasing fuel efficiency requirements and further restricting emissions, including those of green-house gases, and improving sewage and greywater-handling capabilities. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures, which could adversely affect our operations. The governing bodies that promulgate the laws and regulations related to disabled persons may also require changes to existing practices and the introduction of new physical facilities that are sufficient to meet the needs of cruise guests with disabilities. If new proposals are introduced that are applicable to the cruise industry, the adoption of any such new laws, regulations or compliance agreements could require further enhancements to our ships, resulting in increased operating expenses and capital expenditures and we cannot assure you that we will be able to comply or maintain compliance with such laws, regulations or compliance agreements.

Further, in June 2024, the U.S. Supreme Court reversed its longstanding approach under the Chevron doctrine, which provided for judicial deference to regulatory agencies. As a result of this decision, we cannot be sure whether there will be increased challenges to existing agency regulations or how lower courts will apply the decision in the context of other regulatory schemes without more specific guidance from the U.S. Supreme Court. For example, the U.S. Supreme Court’s decision could significantly impact environmental regulation, consumer protection, advertising, privacy, artificial intelligence and other regulatory regimes with which we are required to comply.

We are subject to a number of anti-corruption laws governing our operations.

We are subject to various laws and regulations relating to anti-corruption and anti-bribery, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and the UK Bribery Act 2010, which generally prohibit companies from making improper payments of anything of value (including money, gifts, travel, entertainment, in-kind benefits or charitable contributions) to government officials or private parties for the purpose of obtaining or retaining business or other business advantages. In operating our business (including the China JV Investment), we and our intermediaries encounter government officials and interact with government-owned entities, and operate in parts of the world that have experienced corruption to some degree.

We also are required to comply with the accounting provisions of the FCPA, which require us to maintain reasonably detailed and accurate books, records, and accounts, and to devise and maintain a system of adequate internal controls.

Although we have implemented policies, procedures, and controls designed to promote compliance with the FCPA and other applicable anti-corruption laws by our employees and intermediaries, there are no guarantees that such persons will comply with such controls or applicable anti-corruption laws at all times. Any actual or potential violation of these laws, or allegations or investigations relating to the same, could disrupt or have a material adverse effect on our business, financial condition and reputation.

Various trade, financial and economic sanctions and export control laws and regulations imposed upon the countries in which we operate may adversely affect our activities or dealings in or with such countries, as well as our business, financial condition and results of operations.

Our business activities are subject to requirements and prohibitions under various trade, financial and economic sanctions an export control laws and regulations, including, without limitation, the sanctions programs of the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union and its member states, and His Majesty’s Treasury of the United Kingdom (including the Office of Financial Sanctions Implementation). These programs may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries or territories or involving certain persons, or otherwise affect our business. For example, the United States, the European Union, the United Kingdom and a number of other countries have introduced (and continue to enhance) a variety of economic trade, financial and other sanctions and export controls against Russia, including in response to Russia’s ongoing invasion of Ukraine. Pursuant to these measures, certain persons, including a number of Russian government officials, business persons, banks and companies, became subject to blocking sanctions or related trade, investment, immigration and financial restrictions or export controls. The basic practical consequences of these measures against Russia are that:

•
in the case of blocking sanctions/asset freezes, U.S., EU and UK persons (and persons resident in, or nationals of, other jurisdictions which have implemented similar sanctions) cannot directly or indirectly engage in business with such designated persons (including persons they own or control), deal with their assets or otherwise provide (or make available for their benefit) funds or economic resources (absent an exception under the applicable sanctions regulations, or a license from the relevant sanctions authority);
•
designated individuals may also be subject to travel bans, which restrict their ability to travel to certain jurisdictions; and
•
in the case of trade, export, investment or other financial restrictions, activities subject to U.S., EU or UK jurisdiction (and other jurisdictions which have implemented similar restrictions) may be prohibited by relevant sanctions regulations or export controls (for example, providing certain goods or services to persons in Russia or for us in Russia). Restrictions under certain sanctions regimes also prohibit investing in Russia and also prohibit a person from dealing with transferable securities or money-market instruments issued by, or entering into loan and credit arrangements with, persons connected with Russia, which may include persons ordinarily resident or located in Russia, and Russian entities which are incorporated or constituted under Russian law, or domiciled in Russia.

While we believe that current U.S., EU and UK sanctions and export controls do not preclude us from conducting our current business, further measures imposed by the United States, the European Union, the United Kingdom and a number of other countries may limit certain of our operations in the future. To the extent applicable to the business, existing, expanded or new sanctions may negatively affect our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations in certain jurisdictions. We have implemented policies and procedures to comply with applicable sanctions laws and regulations. Any actual or potential violation of these laws, or allegations or investigations relating to the same, could disrupt or have a material adverse effect on our business, financial condition and reputation.

Any trade war or other governmental action related to tariffs or international trade agreements or policies (including in response to, or as part of a broader effort in conjunction with, economic sanctions) also has the potential to adversely affect our business. In recent years, the United States has instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries, including China. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. Tensions over trade and other matters remain high between the U.S. and China, and it is currently unclear what policies the current U.S. administration will pursue. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China. Such a trade war could negatively impact economic or market conditions, key vendors in our supply chain and our business, financial condition and results of operations.

Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

Our business is subject to various U.S. and international laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. We may be involved from time to time in various legal proceedings that might necessitate changes to our business or operations. In addition, improper conduct by our employees or agents could damage our reputation or result in litigation that could result in civil or criminal penalties, including substantial monetary fines. Regardless of whether any claims against us, our employees or agents have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management’s time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial condition and results of operations.

Application of existing tax laws, rules and regulations is subject to ambiguities and differing interpretation by taxing authorities.

We are subject to taxes in numerous jurisdictions, including those in which we transact business, own property or reside. In computing our obligations under tax laws, rules and regulations, we are required to take various tax accounting and reporting positions on complex matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. Although we believe our tax positions are reasonable, we cannot assure you that the applicable taxing authorities will agree with our positions. The final determination of tax audits could be materially different from our historical tax provisions and accruals, in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which may be material and could adversely affect our business, financial condition and results of operations.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Various tax regimes to which we are currently subject allow us to maintain a relatively low effective tax rate on our worldwide income. If existing laws, rules or regulations were amended or reinterpreted, or if new unfavorable tax laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our cruises if we pass on such costs to our guests, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may adversely affect our business, financial condition and results of operations. Our effective tax rate in the future could also be adversely affected by changes to our operations and ownership, changes in the mix of earnings in countries with differing statutory tax rates, the discontinuation of beneficial tax arrangements in certain jurisdictions or the adoption of a global minimum tax. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future laws, rules or regulations.

Additionally, longstanding international tax norms that determine each country’s jurisdiction to tax cross-border international trade are evolving as a result of the Base Erosion and Profit Shifting reporting requirements, recommended by the G8, G20 and Organization for Economic Cooperation and Development (the “OECD”), including the imposition of a minimum tax on income earned by international businesses regardless of the jurisdiction of operation. The OECD has reached an agreement to align countries on a minimum corporate tax rate and an expansion of the taxing rights of market countries. As OECD participants or individual countries enact some or all parts of the OECD global minimum tax agreement, these changes could result in tax increases or double taxation that could affect our tax liabilities in the future. The current OECD guidelines exclude international shipping income from the scope of the global minimum tax to the extent certain requirements relating to strategic or commercial management are satisfied. Some individual countries, including those in which we are subject to taxation, have enacted legislation to implement parts of the

OECD global minimum tax agreement. The impact of the OECD global minimum tax agreement on our financial results depends on multiple factors, including the effect of the international shipping exemption and interpretations by various tax authorities of both the OECD global minimum tax agreement and the corporate tax laws applied in other jurisdictions. As these and other tax laws and related regulations change, our financial results could be materially impacted.

In December 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”), which applies to Bermuda entities that are part of multinational enterprise groups with 750 million euros or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question. The CIT Act imposes a new corporate income tax for tax years starting on or after January 1, 2025 at a rate of 15%. In general, income arising from international shipping is exempted from the scope of such tax, to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. As part of the transition into the CIT Act, Bermuda entities can elect to compute an opening tax loss carryforward from the period January 1, 2020 through December 31, 2024. The tax imposed under the CIT Act will be applicable to us and we expect that our income arising from international shipping will be exempt from such tax in Bermuda. The imposition of such tax under the CIT Act, for tax years starting on or after January 1, 2025, may have an adverse effect on our financial condition and results of operations. Though we expect our income arising from international shipping will be exempt from such tax, we will continue to evaluate the impact of the CIT Act on our operations as further information and guidance becomes available.

Through our international ocean and expedition cruises, we are engaged in a trade or business in the United States and generate a portion of our cruise income from sources within the United States. Under Section 883 of the Code (“Section 883”) and the related regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source income derived from the international operation of ships (“shipping income”) if: (a) it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and (b) either: (1) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country (“stock ownership test”); (2) one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the United States; or (3) it is a controlled foreign corporation for more than half of the taxable year and more than 50% of its stock is owned by qualified U.S. persons for more than half of the taxable year. In addition, U.S. Treasury Regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation and reporting requirements. Section 883 does not exempt U.S. source income derived from a U.S. domestic trade or business.

We have assessed that we qualify for the benefits of Section 883 under the stock ownership test. However, qualification for Section 883 depends upon various factors, including a specified percentage of our shares being owned, directly or indirectly, by shareholders who meet certain requirements. Additionally, provisions of the Code, including Section 883, are subject to change at any time, and changes could occur in the future with respect to the identity, residence or holdings of our direct or indirect shareholders, which could impact our ability to qualify for the benefits of Section 883. There are factual circumstances beyond our control, including changes in the direct and indirect owners of our shares, which could cause us or our subsidiaries to lose the benefit of this tax exemption.

Given the unpredictability of these possible changes and their potential interdependency, it is very difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

Economic Substance Legislation enacted in Bermuda may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) effective as of January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (i.e. not designated by the European Union as a non-cooperative jurisdiction for tax purposes; any such entity, a “non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act requires in-scope entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda and perform core income- generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing and leasing, headquarters, shipping (defined to include passenger cruise ships), distribution and service centers, intellectual property and holding entities. We and several of our Bermuda subsidiaries are carrying on relevant activities for the purposes of the ES Act and are required to comply with such economic substance requirements. Our compliance with the ES Act may result in additional costs that could adversely affect our financial condition or results of operations.

Risks Related to Ownership of Our Ordinary Shares

Our share price may be volatile, and you could lose all or part of your investment as a result.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•
results of operations that vary from the expectations of securities analysts and investors;
•
results of operations that vary from those of our competitors;
•
changes in market valuations of, or earnings and other announcements by, companies serving our markets;
•
declines in the market prices of stocks, trading volumes and company valuations generally;
•
announcements of new itineraries or services or the introduction of new ships by us or our competitors;
•
announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•
changes in general economic or market conditions or trends in our industry, our markets or the economy as a whole;
•
changes in business, environmental or regulatory conditions;
•
future sales of our ordinary shares or other securities;
•
investor perceptions or the investment opportunity associated with our ordinary shares relative to other investment alternatives;
•
the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•
changes in senior management or key personnel;
•
announcements relating to litigation;
•
the development and sustainability of an active trading market for our shares;
•
changes in accounting principles; and
•
other events or factors, including those resulting from pandemics (including COVID-19), natural disasters, war, acts of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our bye-laws may have an anti-takeover effect and may delay, defer or prevent a merger, amalgamation, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. For example, we have a two-class share structure, as a result of which our principal shareholder generally will be able to control the outcome of all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger, amalgamation or other sale of our company or its assets.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares or special shares.

As of December 31, 2024, we had 314,950,576 ordinary shares and 127,771,124 special shares outstanding. In addition, as of December 31, 2024, up to 2,128,724 ordinary shares will be issuable upon the exercise of outstanding options and up to 1,343,777 ordinary shares will be issuable upon the vesting and settlement of RSUs for which the time vesting condition was not satisfied as of December 31, 2024. As of December 31, 2024, we also had 18,706,701 ordinary shares reserved for future issuance under the 2018 Incentive Plan (as defined below) and 4,680,000 ordinary shares available for issuance under the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”).

Sales by us or our shareholders of a substantial number of ordinary shares in the public market or in private transactions in the future, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We do not expect to pay any dividends in the foreseeable future.

We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Consequently, investors who hold ordinary shares may be unable to realize a gain on their investment except by selling such shares after price appreciation, which may never occur.

Our board of directors has significant discretion as to whether to distribute dividends. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, our financial condition and other factors deemed relevant by our board of directors. Because we are a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries, which may be restricted in their ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to us to pay dividends is limited by covenants in our debt instruments and may be further restricted by the terms of any future debt or preferred securities.

Our two-class structure has the effect of concentrating voting control with our principal shareholder, which could limit your ability to influence certain key matters affecting our business and affairs.

As of December 31, 2024, our principal shareholder holds 107,036,250 ordinary shares and 127,704,616 special shares, which represent approximately 87% of the voting power of our issued and outstanding share capital. The rights of the holders of our ordinary shares and our special shares are identical, except with respect to voting, conversion and transfer rights. Each ordinary share is entitled to one vote per share, and each special share is entitled to 10 votes per share.

As a result, subject to the terms of the Investor Rights Agreement, our principal shareholder has the ability to elect almost all of the members of our board of directors and thereby control our policies and operations, including, among other things, the appointment of management, future issuances of our ordinary shares or other securities, the payment of dividends, if any, on our ordinary shares, the incurrence or modification of debt by us, amendments to our bye-laws and the entering into extraordinary transactions.

Our principal shareholder may have interests that do not align with the interests of our other shareholders, including with regard to pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our other shareholders. Our principal shareholder has effective control over our decisions to enter into such corporate transactions regardless of whether others believe that the transaction is in our best interests. Such control may have the effect of delaying, preventing or deterring a change of control of us, could deprive shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us and might ultimately affect the market price of our ordinary shares. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary share as part of a sale of us and ultimately might affect the market price of our ordinary shares.

The Investor Rights Agreement grants certain rights to our principal shareholder, CPP Investments and TPG, and these shareholders may have interests that do not align with the interests of our other shareholders.

Under the Investor Rights Agreement, our principal shareholder has the right to designate four nominees to our board of directors, and CPP Investments and TPG each currently have the right to designate one nominee to our board of directors, in all such cases subject to the maintenance of specified ownership requirements. Our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee also include one director jointly selected by CPP Investments and TPG, one director selected by CPP Investments and TPG, and one independent director selected by our board of directors, subject to the maintenance of specified ownership requirements.

In addition, under the Investor Rights Agreement, the following actions require the prior consent of our principal shareholder and each of CPP Investments and TPG, subject to the maintenance of specified ownership requirements, which were met as of December 31, 2024: (1) issuing (a) equity securities that are senior to our ordinary shares or (b) an aggregate amount of equity securities, in any twelve (12) month period, that exceeds 5% of our then issued and outstanding total number of shares, subject to certain exceptions; and (2) making any acquisition or disposition of assets or securities with a value in excess of $1 billion, whether structured as an asset or equity purchase, merger, amalgamation, investment, joint venture, share exchange, reorganization, recapitalization or otherwise. We have also granted our principal shareholder, CPP Investments and TPG registration rights.

Our principal shareholder, CPP Investments and TPG, may have interests that do not align with the interests of our other shareholders. As long as our principal shareholder, CPP Investments and TPG continue to maintain the specified ownership requirements set forth in the Investor Rights Agreement, our principal shareholder, CPP Investments and TPG will continue to benefit from the contractual provisions provided in the Investor Rights Agreement and may be able to strongly influence or effectively control certain decisions.

There are regulatory limitations on the ownership and transfer of our ordinary shares.

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our ordinary shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our ordinary shares to and between non-residents of Bermuda for exchange control purposes, provided our ordinary shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this Annual Report. Certain issues and transfers of ordinary shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our ordinary shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A number of our directors and some of the named experts referred to in this Annual Report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or those persons, or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the federal securities laws of the United States or other laws.

We have been advised by our special Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; (6) there is due compliance with the correct procedures under the laws of Bermuda; and (7) the U.S. judgment is not inconsistent with any judgment of the courts of Bermuda in respect of the same matter.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, it may not be possible to pursue direct claims in Bermuda against us or our directors and officers for alleged violations of U.S. federal securities laws because these laws are unlikely to have extraterritorial effect and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged and proved in the Bermuda proceedings constitute or give rise to a cause of action under the applicable governing law, not being a foreign public, penal or revenue law.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our ordinary shares.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are primarily governed by our bye-laws, the Companies Act 1981 of Bermuda (the “Companies Act”) and Bermuda common law. Bermuda laws relating to companies differ in many material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies may only take action against directors or officers of the company in limited circumstances. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is, for example, alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Consideration would be given by a Bermuda court to acts which are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which has wide discretionary powers on identifying such conduct and making orders to address such conduct as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. In addition, the rights of holders of our ordinary shares and the fiduciary responsibilities of our directors under Bermuda law are not as widely defined as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. As a consequence, holders of our ordinary shares may not have the same protection of their interests as would shareholders of a corporation incorporated in a jurisdiction within the United States.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors and contain exclusive forum provisions.

Subject to Section 14 of the Securities Act and Section 29(a) of the Exchange Act, which render void any purported waiver of the provisions of the Securities Act and the Exchange Act, respectively, our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors, provided that pursuant to Section 98 of the Companies Act such waiver would not be effective to the extent the act or failure to act involves fraud or dishonesty. This waiver would not be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act, the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act, respectively; and we do not intend this waiver be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act.

Our bye-laws expressly state that unless we consent in writing, the courts of Bermuda will be the sole and exclusive forum for (a) any action brought by or on behalf of us in relation to matters governed by the Companies Act or our bye-laws, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers to us or any of our shareholders and (c) any action asserting a claim against us or any director or officer arising under the laws of Bermuda or our bye-laws.

In addition, our bye-laws expressly state that unless we consent in writing, the sole and exclusive forum for any action asserting claims under the Securities Act or the Exchange Act, to the extent permitted by applicable law, will be the United States federal district courts.

The choice of forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers or other employees or shareholders, which may discourage such lawsuits against us and our current or former directors, officers and other employees or shareholders. Alternatively, if a court were to find the choice of forum provisions contained in our bye-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to continue to furnish quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the NYSE, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from corporate governance listing standards. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. As of June 30, 2024, we continued to qualify as a foreign private issuer. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of the voting power of our issued and outstanding share capital is held by U.S. residents and more than 50% of the members of our management or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. We also may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, such as exemptions from procedural requirements related to the solicitation of proxies. In addition, we would be required to change our basis of accounting from IFRS Accounting Standards as issued by the IASB to U.S. GAAP, which may be difficult and costly for us to comply with.

We are a “controlled company” under the NYSE rules, and we are able to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

Our principal shareholder controls a majority of the voting power of our ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•
the requirement that a majority of the board of directors consist of “independent directors” as defined under the rules of the NYSE;
•
the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•
the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•
the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Although we do not currently utilize all of the exemptions available to us, we may choose to do so in the future. As such, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE rules.

As a newly public company, we will continue to incur increased costs that we did not incur as a private company, and our management will continue to devote substantial time to new compliance matters and corporate governance practices.

As a newly public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costlier.

Our dual class share structure with different voting rights may adversely affect the value and liquidity of our ordinary shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of our ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our ordinary shares could be adversely affected.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting when we are subject to compliance with the Sarbanes-Oxley Act, our ability to produce accurate and timely consolidated financial statements could be impaired, investor confidence could be harmed and the value of our ordinary shares could be affected.

In connection with previously issued financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses identified related to: (1) our information system controls around user access, segregation of conflicting duties and change management were not designed or operating effectively; and (2) our controls around the financial statement close process and processes for accounting for non-routine transactions were not designed or operating effectively, including as a result of an inappropriate segregation of conflicting duties, insufficient review of journal entries and account reconciliations and insufficient evidence of performance of controls and review of non-routine transactions. These material weaknesses could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected and corrected on a timely basis. See “Item 15. Controls and Procedures” for additional information about these material weaknesses and our remediation efforts.

If we fail to remediate the material weaknesses identified, identify additional material weaknesses in the future or are otherwise unable to implement and maintain effective internal control over financial reporting when we are subject to compliance with the Sarbanes-Oxley Act, we may be unable to timely and accurately report our financial results or comply with applicable regulations. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. We cannot assure you that our existing material weaknesses will be remediated, or that additional material weaknesses will not exist or otherwise be discovered, which could harm investor confidence in us and affect the value of our ordinary shares.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our shares could be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our ordinary shares or publish negative reports about our business, the price of our ordinary shares could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the price or trading volume of our ordinary shares to decline.

Item 4. Information on the Company

A. History and Development of the Company

Viking was founded in 1997 with four river vessels and a simple vision that travel could be more destination-focused and culturally immersive. Today, we have grown into one of the world’s leading travel companies, with a fleet of 96 small, state-of-the-art ships, which we view as floating hotels. From our iconic journeys on the world’s great rivers, including our Mississippi River itineraries, to our ocean voyages around the globe and our extraordinary expeditions to the ends of the earth, we offer meaningful travel experiences on all seven continents in all three categories of the cruise industry—river, ocean and expedition cruising.

We launched Viking River in 1997. Seeing unaddressed demand for a destination-focused product in the ocean cruise market, we launched Viking Ocean in 2015, which has since become our fastest growing segment. Looking beyond our primary source markets, we launched Asia Outbound with river cruises for the Mandarin-speaking market in 2016. In 2022, our 25th year in business, we further expanded our platform with Viking Expedition and Viking Mississippi. Each new product creates additional travel opportunities for past guests and broadens our platform to attract new guests.

In May 2024, Viking Holdings Ltd became a publicly traded company on the NYSE. Our reports filed with or furnished to the SEC are available, free of charge, on our investor relations website at ir.viking.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding us and other companies that file materials with the SEC electronically.

Viking Holdings Ltd was originally incorporated in Bermuda on December 24, 2010 as an exempted company under the Companies Act of 1981. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and our principal executive offices are located at 94 Pitts Bay Road, Pembroke, Bermuda HM 08. Our telephone number is (441) 478-2244. We maintain the following website: www.viking.com. Our website provides information about our ships, itineraries and bookings. However, information contained on our website is not incorporated by reference in or otherwise a part of this Annual Report. We have included our website address in this Annual Report solely for informational purposes. Our agent for service of process in the United States is Corporation Service Company, and its address is 19 West 44th Street, Suite 200, New York, New York 10036.

For a description of our principal capital expenditures for each of the three years ended December 31, 2024 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B. Business Overview

The Viking Difference

1. One Brand: Among our guests and across the industry, the Viking brand is synonymous with excellence. Our guests can experience all three categories of the cruise industry—ocean, river and expedition cruising—under our single brand. Rather than creating a conglomerate of different brands, all of our products are a consistent extension of the Viking brand. As a result, our marketing spend and strong brand loyalty drive growth for all of our products. We also leverage our strong brand loyalty for future product launches, with over 60% of bookings for each of the inaugural seasons for Viking Ocean, Viking Expedition and Viking Mississippi made by past guests. Our guests know they can expect a consistent, excellent experience on each voyage they take with us, which has allowed us to expand our travel platform successfully with new destinations and experiences. Our repeat guest percentage has steadily increased over time from 27% for the 2015 season to 53% for the 2024 season.

2. Nearly Identical Small Ships: Our fleet includes 58 Longships accommodating 190 passengers, 11 ocean ships, including the Viking Yi Dun, accommodating 930 or 998 passengers and two expedition ships accommodating 378 passengers. Within each product, our ships are nearly identical and indistinguishable to our guests. This simplifies the sales and marketing process and creates operational flexibility, as well as efficiencies around shipbuilding, maintenance and crew, which improves our margins. Our small ships can dock in ports where larger ships cannot, providing our guests more time ashore for cultural discovery and exploration and offering our guests experiences they cannot have with other cruise lines.

3. Clearly Defined, Destination-Focused Experience: We are the only cruise line offering experiences on all seven continents with itineraries across five oceans, 21 rivers and five lakes, and a focus primarily on destinations in Europe and the Mediterranean, rather than the Caribbean. We deliver a highly differentiated experience for our guests by prioritizing exploration of the destination versus onboard consumption and traditional entertainment. The Viking experience is well-defined and all-inclusive, with a shore excursion included in every port. We are also known for the things that we do not do. For example, no children under 18, no casinos and no hidden ancillary costs, such as charges for alternative restaurants, wi-fi or beer and wine at lunch and dinner. Because of these strategic choices, our guests instantly recognize the Viking way of travel.

4. Clear Customer Focus: We are intently focused on the travel needs of our core demographic of curious, affluent, English-speaking travelers aged 55 years and older, which is an attractive segment of the travel market. We believe we know our core demographic better than anyone else in the industry and we have tailored our products to specifically address the travel needs of the Thinking Person. We attract individuals seeking travel experiences that offer cultural insight and personal enrichment.

5. Strong Direct Marketing: Since 1997, we have invested $3.2 billion in all aspects of marketing, most of which is direct marketing spend. This investment has helped build and solidify the value of our brand with our target market. Our marketing database includes more than 54 million North American households, including 1.8 million households that have traveled with us before. We generate our own demand through our direct marketing, which allows us to obtain industry-leading early booking rates. Our marketing also drives direct bookings. For the year ended December 31, 2024, more than 50% of our guests booked directly with us.

6. Only Pure-Play Luxury Public Cruise Line: Viking is the only pure-play luxury public cruise line. In contrast, the large public cruise lines have multiple brands that serve all three categories of the cruise market, with luxury representing only a small percentage of their overall capacity. Our total revenue per passenger was $7,801 for the year ended December 31, 2024. Viking defines the luxury category of the river cruise and ocean cruise markets. We believe these are the most attractive segments of the cruise industry and the global luxury leisure travel market given their growth potential.

Multiple Products, One Viking

Viking River

Viking River has been at the forefront of growth and innovation in the river cruise industry, driving it to be one of the fastest growing segments of the cruise market. Viking River also attracts the greatest share of our new-to-brand passengers among our core products, with 60% of our North American river guests being new-to-brand for the 2024 season. For the 2024 season, our North American outbound river market share is 52%, more than three times that of our nearest competitor. We expect to sustain our market leading position in the river cruising market well into the future.

Our river vessels dock in the hearts of cities and towns near historical and cultural attractions, providing our guests more time ashore to enjoy the local culture. We control or have access to some of the most coveted docking locations for our vessels, including premier docking locations in Paris, France 800 meters from the Eiffel Tower, and in Luxor, Egypt at the Karnak Temple.

River vessels must navigate under bridges and through locks, which creates unique design challenges. In 2012, we introduced our Longships, a radically new vessel for the European river cruising market with three full decks, patented asymmetric corridors and a square bow, providing more usable space for our guests within the standard footprint. Our Longships offer an unparalleled choice of all-outside staterooms and al fresco dining. Our Longships can comfortably accommodate 190 guests, approximately 20% more than typical European river vessels which can accommodate up to 164 guests, improving the profitability of our vessels. Our guest to crew ratio is also generally more advantageous than our competitors, which improves the profitability of our vessels. Outside Europe, our river vessels are the most modern on the Nile and Mekong rivers and generate strong yields, while accommodating fewer than 100 guests.

Viking Ocean

Based on our understanding of our core demographic, we identified a significant opportunity to reinvent ocean cruising with a smaller-format, destination-focused, luxury product that leveraged our experience from Viking River. Prior to our entry, the ocean cruise market was primarily composed of offerings that attempted to appeal to all demographics, with a focus on entertainment delivered on the ship as opposed to at the destination. Luxury cruise offerings also existed at significantly higher price points, but without a focus on the destination and cultural enrichment.

Viking Ocean successfully launched in 2015 with only one ship, and has since grown to a fleet of 11 ships. Today, we are the world’s largest luxury ocean line based on our luxury ocean market share, which was 24% for the 2024 season. In addition to attracting guests from our competitors, we also believe we are growing the ocean cruise market, as over 20% of our 2024 new-to-brand passengers had never previously taken an ocean cruise, based on onboard surveys completed by approximately 70% of our guests traveling on Viking River and Viking Ocean. Given our initial success and effective market penetration, we believe that Viking Ocean has significant future growth potential.

The majority of our Viking Ocean itineraries focus on destinations in Northern Europe and the Mediterranean, which differentiates us from large cruise lines that primarily focus on the Caribbean. Our small ships have capacity of fewer than 1,000 passengers and can dock in ports where larger ships cannot. Our lower guest counts also create a more intimate and comfortable experience in the cities we visit. From central berths in cities like Bergen, Norway, London, England and Monte Carlo, Monaco, enriching cultural discovery starts just a short walk away from the ship and our guests are able to spend on average more than 10 hours in port per day.

We have one of the youngest fleets in the cruise industry and our state-of-the-art, efficient design results in no wasted space or extra weight onboard while also maximizing the comfort of our guests. Each of our ocean ships is carefully designed to minimize extra weight and optimize fuel consumption. Our ocean ships are built at the right size and scale for wherever they are in the world, with a focus on optimal guest comfort and operational efficiency. Without diminishing our high level of service, the layout of our ocean ships allows us to operate with fewer crew. By designing our ocean ships with a focus on our core demographic and their interests, we utilize the space typically needed for casinos and children’s entertainment to accommodate staterooms with all private verandas and a broader range of onboard amenities to improve the onboard experience, including an array of fine dining restaurants, a Nordic-inspired spa, a panoramic Explorer’s Lounge and a thoughtfully curated library.

Viking Expedition

We created Viking Expedition to usher in a new era of exploration for our guests. We leveraged our experience in destination-focused travel and innovative ship design to reimagine the expedition voyage, delivering a unique product that offers our core demographic the opportunity to visit some of the most remote regions of the world such as the Arctic and Antarctica, as well as destinations closer to home for our large North American customer base, including the Great Lakes and Canada. We believe Viking Expedition provides the highest quality of scientific exploration available in the market with the same level of comfort our guests have come to expect from us. We offer daily briefings, world-class lectures, fieldwork and onboard laboratories, which are supported by exclusive partnerships with prestigious scientific institutions, such as Cambridge University, and more than 30 experts who accompany each journey. For the 2024 season, our Antarctic expedition market share was 13%.

With capacity for 378 guests per ship, our two expedition ships are optimally designed for exploration from a size and weight perspective—small and slender enough to navigate remote areas and pass through canals, but large enough to provide speed, superior handling and stability in rougher waters. Several design features maximize guest comfort, including a unique combination of state-of-the-art fin stabilizers to allow the ships to glide over the waves for the calmest possible journey. Per the International Association of Classification Societies standards, our expedition ships are Polar Class 6 and each ship has a gross register tonnage of 30,150. Our expedition ships feature plentiful public areas for learning and enrichment, along with the Hangar, an industry-first in-ship marina, a full-size Science Lab facility and the Aula, an auditorium for daily lectures, films and presentations, which can be converted to offer a panoramic view with floor to ceiling windows. Each expedition ship also includes an offshore exploration fleet, special operations boats and submarines that allow our guests to get as close as possible to remote locations. All staterooms on our expedition ships feature floor to ceiling windows for greater enjoyment of the surroundings.

Viking Mississippi

Designed to truly modernize and transform exploration of the Mississippi River, Viking Mississippi offers an exciting and educational journey, which enables our guests to absorb American history and culture from a unique perspective. The Mississippi River is one of the most historic and storied waterways on the continent and this product provides another opportunity to share the Viking experience with our guests, including North American guests that may be hesitant or unable to take long-haul flights. For the 2024 season, our Mississippi river market share was 34%.

The new and innovative Viking Mississippi was inspired by our award-winning river and ocean ships and features clean Scandinavian design, which is familiar to our guests, but reimagined for Mississippi River voyages. The Viking Mississippi includes capacity for 386 guests and features some of the largest staterooms across the cruise industry, where each guest has a sweeping view of the river and landscape beyond. We believe this experience is unlike anything currently offered in the market.

Asia Outbound

In 2016, we brought our brand of curiosity-driven travel to the Chinese source market by launching a river cruise experience in Europe with 100% Mandarin-speaking crew, and food, entertainment and excursions completely dedicated to Chinese guests. This product provides a culturally immersive experience with all the high-quality services and amenities needed to travel in comfort, which differentiates it from other Chinese outbound products. In 2019, we had five Longships dedicated to Asia Outbound and 20,000 guests traveled with us, almost exclusively from mainland China. We resumed operations for Asia Outbound in 2023 with two Longships and operated four Longships in 2024.

In 2020, we announced the China JV Investment, a joint venture with a subsidiary of China Merchants Group, to offer a premium coastal cruise experience in China to Mandarin-speaking guests on board the Viking Yi Dun (formerly the Viking Sun). The China JV Investment further increases our brand recognition among Chinese guests. In 2024, we entered into an accommodation purchase agreement with CMV pursuant to which we have the exclusive right to the accommodation and services on board the Viking Yi Dun for sales to Mandarin-speaking populations in China and guests in other Asian countries, including Japan.

For further information about our segments and our primary source markets, see Note 4 in the consolidated financial statements.

Viking Strengths

We have several strengths that have propelled our success and distinguished us from other travel businesses.

High quality products drive strong guest satisfaction and brand loyalty.

We have a proven track record of delivering high quality travel experiences that resonate with our guests, driving strong guest satisfaction and brand loyalty. As a result, our guests are often our greatest promoters. For the 2024 season, our Net Promoter Scores were 71 for Viking River, 68 for Viking Ocean and 74 for Viking Expedition. Based on our 2024 season survey, on a scale of 0 to 10, 78.6% and 76.6% of our Viking River and Viking Ocean guests, respectively, answered “9” or “10” on likelihood of recommending Viking to a friend. All our products are also highly rated by our guests. For the 2024 season, the average guest quality rating of our products was 3.8 on a 4.0 scale, based on onboard surveys completed by approximately 70% of our guests.

Our strong guest satisfaction and brand loyalty drive repeat bookings with Viking. Our repeat guest percentage has steadily increased over time from 27% for the 2015 season to 53% for the 2024 season. Our new product launches have also experienced overwhelming support from our past guests, with over 60% of bookings for each of the inaugural seasons for Viking Ocean, Viking Expedition and Viking Mississippi made by past guests. We have also seen comparable booking trends by past guests for the launch of new river itineraries in Egypt and Vietnam. In addition to adding new itineraries, we also continue optimizing our inventory of add-on products, such as pre-and post-trip cruise extensions, which unlock additional revenue growth opportunities without significant capital expenditures. In 2024, 37% of our guests purchased a pre-or post-trip cruise extension to take advantage of these opportunities. Pre-or post-trip cruise extensions are currently offered at an average of over $1,100 per extension and are typically two or three days. In 2024, our guests spent on average $48 per PCD on pre- and post-trip cruise extensions.

Our guests trust us to create best-in-class travel experiences, whether it be a new itinerary for a product they already love or a completely new product experience, and we leverage our strong bookings for future seasons and our robust customer insights practice to help identify and deliver on the needs of our core demographic. Expanding our travel platform enables us to capture a greater portion of our core demographic’s travel spend, while reinforcing brand loyalty, building customer lifetime value and increasing our repeat guest percentage, all of which generate shareholder value.

Single Viking brand drives awareness.

For the past 27 years, we have built a single Viking brand that is highly recognized in our target markets and around the world. Today, we are the leading brand in the North American outbound river market and the luxury ocean market. In the fourth quarter of 2024, we had 90% and 81% total brand awareness for river cruises and ocean cruises, respectively, among our target demographic in the United States. Our total brand awareness for ocean cruises is higher than any of our competitors in the luxury ocean market and comparable to the large public cruise lines. Our total brand awareness for river cruises far exceeds the total brand awareness of our nearest competitor in the North American outbound river market and the Mississippi river market.

With a single Viking brand, our strong brand awareness drives growth for our entire travel platform as all of our products are a consistent extension of the Viking experience. We are also able to streamline our marketing, with word-of-mouth marketing and traditional marketing spend driving brand awareness and growth for all of our products.

Clear customer focus on an attractive demographic.

We are intently focused on our core demographic of curious, affluent travelers aged 55 years and older, which we believe is an attractive segment that has been and continues to be underserved by the travel market.

Our target demographic has greater financial stability, which can make them more resilient to economic conditions and more willing to invest in high-quality travel experiences, including luxury accommodations, unique excursions and cultural activities. Our target demographic often appreciates comfort, convenience and experiential travel that provides a balance between adventure and luxury. Many of our guests are also retired or approaching retirement, which means they often have flexible schedules that allow them to book earlier and plan for extended travel.

After 27 years, we believe we know our core demographic better than anyone else in the industry and have tailored our products to specifically address their unmet needs in the broader travel market. Leveraging our robust customer insights practice and two decades of experience, we know what our guests expect in their travels—a calm onboard atmosphere, with a destination-focused experience offering cultural or scientific enrichment. Our guests spend their time enjoying the peaceful ambiance of resident musicians, participating in enriching educational opportunities, such as onboard lectures from local historians, or debriefing their exciting day with fellow guests over a delicious meal from the ship’s regional specialties menu. At Viking, we think of every detail, so our guests can focus on exploring and learning about their destinations.

Data-driven marketing platform drives demand.

Since 1997, we have invested $3.2 billion across all aspects of marketing. Our marketing efforts center on our marketing database, which has grown over the past 27 years and now includes more than 54 million North American households, including 1.8 million households that have traveled with us before. While we have always relied on traditional marketing strategies, such as direct mail, our direct marketing approach today is omnichannel, with robust digital capabilities and data-driven decision-making. For example, our marketing is underpinned by digital industry tools that provide programmatic execution, machine learning capabilities, look-alike prospecting, online to offline conversions, emerging AI supported functionality and data-driven marketing attribution. We also regularly model and score the households in our database for their propensity to book, using a proprietary methodology leveraging numerous data signals. These data-driven scores, combined with our attribution systems and a robust consumer insights practice, direct how we tailor our marketing to meet consumers where they are, with the right message at the right time in order to generate demand. We also continue to shift our marketing spend towards digital channels.

In addition to our direct marketing efforts, we also invest in TV, print and trade marketing. We prioritize high-profile placements for our marketing, informed by our data-led understanding of the media channels, platforms and cultural institutions frequented by our guests, including PBS’s Masterpiece Theatre, NBC’s coverage of the Paris Games and the Metropolitan Opera. These strategic marketing investments are deliberately aligned with our guests’ shared interests to ensure that we reach our target demographic in culturally rich contexts and environments. We also use our media channels collectively to engage with our customers throughout their journey. For example, after a guest books their trip, we use our My Viking Journey guest portal and e-mail to suggest incremental opportunities for guests to customize and upgrade their experience (including selecting excursions, making reservations at onboard restaurants and booking add-ons).

Once guests travel with us, our marketing positioning is reinforced by a shared experience among individuals seeking travel experiences for the Thinking Person. Our guests connect with each other over mutual interests in history, art, culture and travel, and as a result, countless new friendships are forged on board our ships each year. Approximately 18% of our Viking Ocean and Viking Expedition guests booked their next Viking voyage while on board in 2024—with many planning future trips together with fellow travelers.

Our multiple distribution channels optimize yields and improve margins.

We provide our guests with a variety of ways to seamlessly book their voyages, so that they can transact with us however they are most comfortable. Guests have the option to book with a third-party travel agent or directly with Viking. By offering multiple channels to serve our guests, we reduce friction in the booking process, which optimizes yields. Guests can book directly with Viking through multiple outlets, including our website, via online chat with an agent, over the phone, or on board our ships that have a dedicated travel consultant. For the year ended December 31, 2024, more than 50% of our guests booked directly with us.

We also partner with travel agencies to generate a significant portion of our sales. We have preferred relationships with large travel agent consortia and we are committed to maintaining and strengthening our relationships with our travel agent partners. With a marketing database that includes more than 54 million North American households, we also believe our marketing spend benefits all distribution channels and drives earlier bookings, including during times of softening demand in the broader travel market.

Early bookings create strong revenue visibility and facilitate long-term planning.

For the 2024 season, we began selling select itineraries more than two years prior to the start of the season. On average for the 2024 season, our guests booked 11 months in advance and paid seven months prior to departure. By generating early demand through our direct marketing, we believe we attain bookings earlier than the large public cruise lines. Additionally, we collect payment earlier than the large public cruise lines, which we believe reduces cancellations. This creates future revenue visibility, which enables us to better manage our capacity and pricing. This visibility also gives us the ability to plan for future ship commitments years in advance.

We have a proven track record of selling Capacity PCDs well in advance of sailing. For our core products, operating capacity is 12% higher for the 2025 season in comparison to the 2024 season. As of February 23, 2025, for our core products, and for the 2025 season, we had sold 88% of our Capacity PCDs.

Young fleet with innovative design drives efficiency and profitability.

At Viking, we build innovative ships that are the right size for the experience. From the outset, we creatively balance competing preferences for smaller ships and spacious, uncrowded shared areas through greater efficiencies in space utilization and operations. No space is wasted onboard, and the overall ship design thoughtfully optimizes efficiency and profitability. For example, for Viking Ocean, the layout of our ships allows us to operate with fewer crew while still delivering an exemplary level of service. And for Viking River, the unique design of our Longships allows us to comfortably accommodate approximately 20% more guests than typical European river vessels, improving the profitability of our vessels.

As part of our approach to fleet design, our Viking Ocean, Viking Expedition and the majority of our Viking River fleet are nearly identical at the product level, which provides us with many benefits. This simplifies the sales and marketing process as potential guests shop by itinerary versus by specific ship or age of ship and allows older ships to achieve similar yields, even when introducing new ships. From an operational perspective, fleet commonality creates efficiencies around maintenance, as spare parts can be purchased in bulk in advance for unforeseen or planned maintenance, and crew, as crew can be moved around the fleet with minimal additional training. Lastly, our fleet gives us operational flexibility to interchange guests between ships in the event of unexpected disruptions, such as when we positioned identical Longships on adjacent sides of low water areas to avoid any cancellations during record low water levels in Europe in 2022. In 2022, 14% of our Rhine River sailings involved ship swaps and these sailings received high guest quality ratings that were comparable to our guest quality ratings for non-impacted Rhine River sailings.

We also have one of the youngest fleets in the industry. As of December 31, 2024, the average age for our fleet available for operations, which excludes six Russia and Ukraine river vessels, was seven years, which is younger than the average age for the large public cruise lines. The average age of our river vessels, ocean ships and expeditions ships was nine, five and three, respectively, as of December 31, 2024. A young fleet has more efficient operations, including from technological advances that result in lower fuel consumption, resulting in stronger margins. A young fleet also requires lower maintenance capital expenditures, which allows us to direct most of our capital expenditures to fleet expansion and the launch of new product offerings, which ultimately means that more of our capital is invested in initiatives designed to grow our revenue and cash flows as opposed to maintaining revenue and cash flows at current levels. Our payback period for a Longship is on average approximately four to five years based on contributions to operations by a Longship. Our payback period for an ocean ship is on average about five to six years based on contributions to operations by an ocean ship.

Fuel-efficient fleet designed to meet future environmental regulations.

From the outset, we have designed all of our ships thoughtfully to reduce their fuel consumption, carbon footprint and overall environmental impact. Our Longships are one of the first cruise vessels to be voluntarily certified with the Green Award and are also certified with the European ISO 14001 Environmental Management practices. Our ocean ships, with their sleek hull design and closed-loop scrubbers that allow us to use more cost-efficient fuel, exceed the current requirements of the IMO Energy Efficiency Design Index (“EEDI”) by approximately 25%, and will exceed the 2025 EEDI requirements by almost 20%. Our expedition ships set a new standard for responsible travel by exceeding the current requirements of the EEDI by nearly 38%. Due to the design choices across our fleet, our fuel costs represented only 5.0% of our Adjusted Gross Margin for the year ended December 31, 2024, favorably positioning us if fuel prices increase or regulations require the use of more expensive fuel types. With only minor modifications, the engines of our Longships, ocean ships, and expedition ships can also operate on hydrotreated vegetable oil (“HVO”) renewable diesel, which could reduce greenhouse gases by up to 90% over the fuel’s life cycle compared to diesel.

Looking forward, we are working to make our next generation of ocean ships even more environmentally friendly. We have made the principled decision not to invest in LNG, which is composed almost exclusively of methane, a greenhouse gas with a global warming potential more than 80 times (over a 20-year period) or 28 times (over a 100-year period) that of carbon dioxide.

Instead, we are working on a project for a partial hybrid propulsion system based on liquid hydrogen and fuel cells, which could allow us to operate at zero-emission in the Norwegian Fjords and other sensitive environments.

Seasoned, proven management team committed to long-term shareholder value.

We benefit from the industry expertise and tenure of our proven management team that has worked together for over 18 years and is committed to creating shareholder value over the long-term. Our management team consists of Torstein Hagen, our Chairman and Chief Executive Officer, Leah Talactac, our President and Chief Financial Officer, Linh Banh, our Executive Vice President, Finance, Jeff Dash, our Executive Vice President, Head of Business Development, Karine Hagen, our Executive Vice President, Product, Anton Hofmann, our Executive Vice President, Group Operations, Milton Hugh, our Executive Vice President, Sales and Richard Marnell, our Executive Vice President, Marketing.

Excluding our Chairman and Chief Executive Officer, our management team has an average tenure of 21 years at Viking and 25 years in the travel industry. The same management team revolutionized the river cruising industry with the design and launch of the Longships in 2012, and introduced Viking Ocean in 2015, which marked the industry’s first entirely new ocean cruise line in nearly a decade. This team identified a market need for a smaller ship, destination-focused ocean product, which continues to be a key driver in our growth. More recently, this team launched Viking Expedition and Viking Mississippi in 2022, meeting guest demands. Along with launching new products, this team has also been successful in broadening our presence in existing source markets and garnering leading market share and entering new source markets, such as China. From 2020 to 2024, this team also added 21 new ships to our fleet, including 13 river vessels, five ocean ships, two expedition ships and the Viking Mississippi. This team has driven our growth over the past two decades, with our annual guests growing from 80,000 in 2007 to over 680,000 in 2024, an increase of over 750%.

Our management team has capitalized on opportunities during times of adversity, weathered several economic cycles together and ultimately built Viking to be the company it is today—a household brand name with industry-leading quality ratings, numerous awards, a proven go-to-market strategy and a sizeable market share in the fast-growing luxury cruise market.

Dedicated crew delivers exemplary level of service.

Our crew, are dedicated to making our guests’ journeys as memorable as possible. Our crew is essential to our success. Our crew’s friendliness, attentiveness and attention to detail have garnered us more consumer and industry awards than any other travel company on rivers or oceans. Most importantly, our crew is a significant reason that we receive high satisfaction ratings from our guests.

As part of the Viking family, we care deeply about our crew, and we provide the training, skills and resources needed for them to excel. Our proprietary training program, Viking College, helps our crew learn and grow. We also place great value on promotion from within, rewarding hard work, enthusiasm, initiative and a sense of responsibility and ownership. We aspire to be the employer of choice among cruise lines and we are proud of our crew retention rate. Retaining our crew season after season lowers our recruiting and training costs. It also supports our growth—we are able to distribute our tenured crew across our new ships to streamline the hiring and training of new crew. A mix of new and tenured crew on each ship ensures a consistent high quality of service and a familiar onboard experience for our guests as we grow our business.

Viking Strategies for Growth

We have generated rapid growth driven by strong demand for our products, a highly differentiated guest experience, and the proven ability to expand our travel platform with new destinations and experiences, resulting in industry-leading capacity growth. From 2015 to 2024, our total number of guests, total revenue, net income and Adjusted EBITDA grew at CAGRs of 9.6%, 14.3%, 2.9% and 17.1%, respectively.

We believe our journey as one of the most recognized luxury travel brands in the world is just beginning. We believe we are well-positioned to drive future growth and profitability with the following strategies, each of which represents a continuation of the proven strategies we have been executing over the past 27 years:

•
Expand our fleet to address unmet demand from our core demographic;
•
Increase guests from outside of North America;
•
Continue to expand Asia Outbound and launch products for new source markets; and
•
Strategically expand our product portfolio.

Seasonality

The demand for our cruises is seasonal, with the greatest demand for cruises generally occurring during the Northern Hemisphere’s summer months. This seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to most river vessels being taken out of service generally from November to March.

Operations

Our Fleet

As of December 31, 2024, we had a fleet of 96 ships, including: (1) 83 river vessels, including 58 Longships, 10 smaller classes based on the Longship design, 13 other river vessels and two river vessel charters, the Viking Saigon and the Viking Mississippi; (2) 11 ocean ships, including the Viking Yi Dun; and (3) two expedition ships.

Each of our Longships, each of our ocean ships and each of our expedition ships are nearly identical to each other. This consistency in design provides many advantages, including:

•
efficiency at the shipyards which allows for predictability of delivery dates and ship costs, while minimizing change orders and errors;
•
greater flexibility to interchange crew members among ships or combine ship itineraries in order to improve Occupancy;
•
operational flexibility to interchange guests between ships in the event of unexpected disruptions, such as when we position identical Longships on adjacent sides of low water areas;
•
efficiencies around crew training and parts and maintenance;
•
brand consistency and familiarity for both guests and on board and office (call center) employees; and
•
more focused marketing efforts with a consistent deck plan.

As of December 31, 2024, our fleet was comprised of the following ships:

Vessel and Ship Name	Year Built / Refurbished	Maximum Passenger Capacity	Region	Type
River:(1)
Viking Gymir	2021	190	Europe	Longship
Viking Egdir	2021	190	Europe	Longship
Viking Skaga	2020	168	Europe	Longship-Seine
Viking Fjorgyn	2020	168	Europe	Longship-Seine
Viking Hervor	2020	190	Europe	Longship
Viking Gersemi	2020	190	Europe	Longship
Viking Radgrid	2020	168	Europe	Longship-Seine
Viking Kari	2020	168	Europe	Longship-Seine
Viking Tir	2019	190	Europe	Longship
Viking Vali	2019	190	Europe	Longship
Viking Ullur	2019	190	Europe	Longship
Viking Einar	2019	190	Europe	Longship
Viking Sigrun	2019	190	Europe	Longship
Viking Sigyn	2019	190	Europe	Longship
Viking Helgrim	2019	106	Europe	Longship-Douro
Viking Herja	2017	190	Europe	Longship
Viking Hild	2017	190	Europe	Longship
Viking Alruna	2016	190	Europe	Longship
Viking Egil	2016	190	Europe	Longship
Viking Kadlin	2016	190	Europe	Longship
Viking Rolf	2016	190	Europe	Longship
Viking Tialfi	2016	190	Europe	Longship
Viking Vilhjalm	2016	190	Europe	Longship
Viking Osfrid	2016	106	Europe	Longship-Douro
Viking Eir	2015	190	Europe	Longship
Viking Lofn	2015	190	Europe	Longship
Viking Vidar	2015	190	Europe	Longship
Viking Skirnir	2015	190	Europe	Longship
Viking Modi	2015	190	Europe	Longship
Viking Gefjon	2015	190	Europe	Longship
Viking Ve	2015	190	Europe	Longship
Viking Mimir	2015	190	Europe	Longship
Viking Vili	2015	190	Europe	Longship
Viking Beyla	2015	98	Europe	Longship-Elbe
Viking Astrild	2015	98	Europe	Longship-Elbe
Viking Hermod	2014	190	Europe	Longship
Viking Buri	2014	190	Europe	Longship
Viking Heimdal	2014	190	Europe	Longship
Viking Delling	2014	190	Europe	Longship
Viking Lif	2014	190	Europe	Longship
Viking Gullveig	2014	190	Europe	Longship
Viking Idi	2014	190	Europe	Longship
Viking Kvasir	2014	190	Europe	Longship
Viking Ingvi	2014	190	Europe	Longship
Viking Alsvin	2014	190	Europe	Longship
Viking Kara	2014	190	Europe	Longship
Viking Hlin	2014	190	Europe	Longship
Viking Mani	2014	190	Europe	Longship
Viking Eistla	2014	190	Europe	Longship
Viking Bestla	2014	190	Europe	Longship
Viking Hemming	2014	106	Europe	Longship-Douro
Viking Torgil	2014	106	Europe	Longship-Douro
Viking Skadi	2013	190	Europe	Longship
Viking Bragi	2013	190	Europe	Longship
Viking Tor	2013	190	Europe	Longship
Viking Var	2013	190	Europe	Longship
Viking Forseti	2013	190	Europe	Longship
Viking Rinda	2013	190	Europe	Longship
Viking Jarl	2013	190	Europe	Longship

Continued

Vessel and Ship Name	Year Built / Refurbished	Maximum Passenger Capacity	Region	Type
River:(1)
Viking Atla	2013	190	Europe	Longship
Viking Baldur	2013	190	Europe	Longship
Viking Magni	2013	190	Europe	Longship
Viking Njord	2012	190	Europe	Longship
Viking Odin	2012	190	Europe	Longship
Viking Embla	2012	190	Europe	Longship
Viking Aegir	2012	190	Europe	Longship
Viking Freya	2012	190	Europe	Longship
Viking Idun	2012	190	Europe	Longship
Viking Prestige	2011	188	Europe	Other
Viking Sobek	2024	82	Egypt	Other
Viking Hathor	2024	82	Egypt	Other
Viking Aton	2023	82	Egypt	Other
Viking Osiris	2022	82	Egypt	Other
Viking Ra	1989 / 2018	52	Egypt	Other
Viking Antares	2007	62	Egypt	Other
Viking Saigon(3)	2022	80	Asia	Other
Viking Akun	1988 / 2014	204	Russia(2)	Other
Viking Rurik	1975 / 2012	196	Russia(2)	Other
Viking Ingvar	1990 / 2011	204	Russia(2)	Other
Viking Truvor	1978 / 2009	204	Russia(2)	Other
Viking Helgi	1984 / 2008	204	Russia(2)	Other
Viking Sineus	1979 / 2014	196	Ukraine(2)	Other
Viking Mississippi(3)	2022	386	United States	Mississippi
Ocean:
Viking Vela	2024	998	Global	Ocean
Viking Saturn	2023	930	Global	Ocean
Viking Neptune	2022	930	Global	Ocean
Viking Mars	2022	930	Global	Ocean
Viking Venus	2021	930	Global	Ocean
Viking Jupiter	2019	930	Global	Ocean
Viking Orion	2018	930	Global	Ocean
Viking Yi Dun(4)	2017	930	Global	Ocean
Viking Sky	2017	930	Global	Ocean
Viking Sea	2016	930	Global	Ocean
Viking Star	2015	930	Global	Ocean
Expedition:
Viking Polaris	2022	378	Global	Expedition
Viking Octantis	2021	378	Global	Expedition

(1)	When allocated to Asia Outbound, Longships have 182 berths.
(2)	As a result of the Russia-Ukraine conflict, we do not have any itineraries for sale in Russia or Ukraine.
(3)	Viking Saigon and Viking Mississippi are chartered vessels.
(4)

Viking Yi Dun is owned by CMV. We have entered into an accommodation purchase agreement with CMV pursuant to which we have the exclusive right to the accommodation and services on board the Viking Yi Dun.

In addition to our current fleet, we are well positioned to take advantage of increased demand for cruising within our target market. According to the 2025 Cruise Industry News Orderbook Data (published January 2025), approximately 15% of total new berths coming online globally by 2030 are attributable to ships in the luxury ocean market and our contracted capacity represents approximately 42% of this new luxury supply. Based on our committed orderbook, we expect a 53.3% increase in total berths for our fleet available for operations, which excludes six Russia and Ukraine river vessels, from December 31, 2024 to 2030.

Environmental and Social Responsibility

We are conscious of our responsibility with respect to the environmental and social impact of our operations, and have assumed such responsibility through the environmental considerations apparent in the design of our fleet, our scientific research partnerships, our cultural partnerships, investments in the community and the investments we make in our workforce.

Environmental Considerations for Our Fleet

We believe we have one of the most environmentally friendly fleets in the cruise industry. From the outset, all our vessels are thoughtfully designed to reduce their fuel consumption, carbon footprint and overall environmental impact.

Viking River—Our Longships are one of the first cruise ships to be voluntarily certified with the Green Award, which gives us preferential docking in Amsterdam, one of our central ports, and are also certified with the European ISO 14001 Environmental Management practices. Our Longships are among the first river vessels powered by energy-efficient hybrid diesel/electric engines, in which a series of electric motors drive the ship propellers, while diesel engines act as a generator. Our Longships are equipped for shore power, which reduces pollution by avoiding burning diesel in port, and we are investing in shore power facilities along the rivers included in our itineraries. In addition, our latest Longships are equipped with battery packs and we have been powering one of our Longships on HVO, a renewable diesel alternative, for the last three years. All of our Longships are equipped to operate on HVO in the future. Our Longships also have onboard solar panels and organic herb gardens. Combined, all of these features reduce our carbon emissions.

Viking Ocean—Our ocean ships exceed the 2025 EEDI requirements by almost 20%. Our ocean ships have energy-efficient hulls, a bulbous bow and ducktails, as well as innovative propellers and rudder arrangements, to reduce resistance in the water, which contribute to fuel efficiencies. Our ocean ships are also fitted with the latest cleaning technologies to reduce emissions, including closed-loop scrubbers, which allow pollutants removed from our exhaust to be stored onboard and disposed of at suitable reception facilities onshore. In comparison, open-loop scrubbers dispose of pollutants directly into the water. Most of our ocean ships are also equipped for shore power to further reduce pollution by avoiding burning fuel when docked at port, and we are in the process of equipping our entire ocean fleet with shore power in the next few years as shore power becomes more readily available around the world. Looking forward, we are working to make our next generation of ocean ships even more environmentally friendly. We have made the principled decision not to invest in LNG, which is composed almost exclusively of methane, a greenhouse gas with a global warming potential more than 80 times (over a 20-year period) or 28 times (over a 100-year period) that of carbon dioxide. Instead, we are working on a project for a partial hybrid propulsion system based on liquid hydrogen and fuel cells, which could allow us to operate at zero-emission in the Norwegian Fjords and other sensitive environments.

Viking Expedition—Our expedition ships set a new standard for responsible travel by exceeding the IMO EEDI by nearly 38%. With straight, integrated bows and long, slender hulls, our expedition ships efficiently sail, reducing fuel consumption. Our expedition ships also feature an onboard dynamic positioning system that allows it to hover over the seabed without anchoring, minimizing disruption to the environment, and SILENT-E notation to minimize noise pollution. Our expedition ships also feature other energy-efficient design elements, including intelligent HVAC systems, heat recovery systems and LED lighting.

Viking Mississippi—The Viking Mississippi is equipped with a variety of measures to maximize energy efficiency and minimize emissions. The Viking Mississippi includes a hybrid diesel-electric system of eight load-sharing generators, electric-driven hydraulic units and pump jet thrusters and advanced exhaust scrubbing systems to significantly reduce sound and emissions. The Viking Mississippi also includes an advanced sewage treatment system allowing the ship to be near zero discharge.

Scientific Research Partnerships

In connection with launching Viking Expedition, we partnered with several world-leading academic institutions to support scientific research around marine biology, ornithology, glaciology, oceanography and atmospheric sciences. We also formed a scientific advisory committee to help us take advantage of the access provided by our expedition ships to further scientific research and develop a better understanding of the world. With our scientific research partners, we hope to give environmental scientists a platform by which to conduct environmental research in remote locations. For example, in January 2024, we were able to take scientists to Astrolabe Island, located in the Bransfield Strait, where they were able to observe and count the chinstrap penguin colonies present for the first time since 1987, contributing essential monitoring data of Antarctic wildlife.

Examples of our scientific partnerships include University of Cambridge’s Scott Polar Research Institute, the Oceanites, U.C. San Diego’s Scripps Institution of Oceanography and Akvaplan-Niva.

Cultural Partnerships and Community Investment

Our cultural partnerships drive social impact by creating new opportunities to experience art, history and culture in local communities. Examples of our cultural partnerships include the Los Angeles Philharmonic, the British Museum and the Metropolitan Opera.

We also make investments in the communities that we visit. We make capital investments in the development of ports and docking places. For example, we have committed to invest in the project to reconstruct the pier in Duluth, Minnesota. We have also started making significant investments in establishing shore power on rivers, both at our own docking places, as well as at public ports and other partner ports. We have also supported communities in need by donating to those impacted by natural disasters. For example, we made contributions for disaster relief efforts after the 2019 tropical storm in Mozambique and the 2023 tornadoes in the Mississippi delta.

In addition to our investments in the communities that we visit, our guests also make meaningful contributions. Our guests are affluent and thoughtful, and they invest in the communities that we visit by buying goods from local artisans, learning about local culture and ultimately becoming great ambassadors for the places we visit – encouraging future tourism spend. Our guests may also donate to cultural partners or charitable organizations that we visit on our itineraries. For example, in Cambodia, our guests can visit an organization that develops and manages projects directed towards empowering people in under privileged Cambodian communities and creating the conditions necessary for sustainable development through education.

Investments in Our Workforce

We believe the best results come from investing in our employees. We are proud to offer comprehensive benefits packages for our employees, which vary by location and are designed to meet or exceed local requirements and be competitive in the marketplace.

We have a history of strong employee retention rates, which we attribute to our culture that allows our team members to thrive and achieve their career goals. We have also built employee loyalty by prioritizing the well-being of our employees during times of uncertainty, which we believe has resulted in high retention rates. For example, during our temporary suspension of operations as a result of the COVID-19 pandemic, we believe we did more for our crew than most, if not all, other cruise lines.

We operate globally, with team members representing more than 90 countries. In addition, more than 50% of our U.S. employees and more than 25% of our worldwide employees are female, which includes three female executive team members, including our president and chief financial officer. We leverage the talents of all team members and are committed to equal employment opportunity. Our internal policies prohibit all forms of unlawful discrimination or harassment against applicants or employees.

We are also committed to adopting a strong compliance program to uphold high standards in managing risks and opportunities around ethical business conduct. Our code of business conduct and ethics addresses, among other things, the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Operation and Management of Our Fleet and Related Activities

Our in-house operations are divided between our Nautical, Hotel Services and Land Operations Departments. Our Nautical Department is primarily responsible for navigation and docking between destinations and maintenance of equipment on a majority of our river vessels. Nautical and technical services for certain of our chartered ships, our owned river vessels in Portugal, our ocean ships and our expedition ships are provided by third-party operators with many years of experience in providing such services to the cruising industry. Our Nautical Department also oversees the management and maintenance of docks and land bridges controlled by Viking. For our river vessels, we perform general maintenance on our fleet over the winter, which generally does not involve dry-docking the vessels and substantial maintenance is generally not required because our vessels do not sail in salt water. For our ocean and expedition ships, we perform regular and periodic maintenance of our fleet, with a regularly scheduled dry-docking approximately every five years. Nautical services on the Viking Mississippi are provided by an affiliate of the Mississippi Ship Owner in accordance with the time charter agreement with the Mississippi Ship Owner. Nautical services on the Viking Yi Dun are provided by CMV, in coordination with a third-party operator.

Our Hotel Services Department is primarily responsible for onboard hospitality services, including food and beverage services, housekeeping and onboard enrichment, such as guest lectures, roundtable discussions and destination-focused musical performances. We have earned the highest Cruise Critic score ratings across the industry for a variety of critical categories related to onboard hospitality services, including dining, cabins and service for Viking River and Viking Ocean.

Our Land Operations Department is primarily responsible for arranging shore excursions and pre-and post-trip cruise extensions, including selecting and contracting with hotels, local guides, transportation companies and venues and transfers between our ships and hotels and airports. By providing many of these operations and services in-house, we are able to enhance our inclusive experience, enabling our guests to enjoy their trip without having to worry about a multitude of additional charges. For Viking Expedition, our Land Operations Department is also responsible for the staff of onboard naturalists and other scientific experts, including an expedition leader, photographer, field research scientists, general naturalists, mountain guides, kayak guides, submarine pilots and other specialists and support staff.

We believe our extensive in-house operations will be a critical advantage if we decide to expand our product offerings in the future. Our experience arranging shore excursions and pre- and post- trip cruise extensions will be particularly beneficial for any future dedicated land-based product.

Distribution

Travel agencies generate a substantial amount of bookings for our cruises, and we are committed to maintaining and strengthening this distribution channel. We have preferred relationships with large travel agent consortia, and we employ sales managers in key markets to maximize awareness of our products within the travel agent community. We have created a portal on our website that is dedicated to providing support for the local travel agency community and which offers travel agents access to our sales and marketing tools and resources. In addition, guests can book directly with Viking. Sales are managed through our reservation call centers in the United States, United Kingdom and Australia. Our call centers have over 1,000 agents spread across the United States, the United Kingdom, Australia, South Africa and the Philippines—and together they provide excellent and efficient service for our guests. In 2024, we also answered over 90% of all calls within 10 seconds. We do not sell any of our products through wholesalers.

Competition

We operate in the global leisure travel market, of which cruising represents only one of many alternatives. We therefore compete not only with other cruise lines, but also with other vacation operators that provide other travel and leisure options, including hotels, resorts and package holidays and tours. Our principal competitors within the river cruise industry include such companies as AMA Waterways, Inc., Avalon Waterways, Grand Circle Cruise Line, Tauck and Uniworld River Cruises, Inc. Our principal competitors within the ocean cruise industry include premium and luxury ocean cruise operators such as Azamara Cruises, Celebrity Cruises, Crystal Cruises, Explora Journeys, Four Seasons Yachts, Holland America Line, Oceania Cruises, Princess Cruises, Regent Seven Seas Cruises, Seabourn Cruise Line and Silversea Cruise Holding Ltd. Our Viking Expedition product faces competition from companies such as Hurtigruten Expeditions, Lindblad Expeditions, Pearl Seas Cruises, Ponant, Quark Expeditions, Silversea Cruise Holding Ltd and Victory Cruise Lines. The Viking Mississippi product competes with American Cruise Lines.

Suppliers

Our largest capital expenditures are for ship construction and acquisition. We have entered into contracts with shipyards for nine ocean ships and 19 river ships, which we will own. Additionally, we have entered into raw material agreements with suppliers for six river vessels that will operate in Egypt. We also rely on third-parties to own and operate the Viking Yi Dun and our chartered vessels, including the Viking Mississippi and the Viking Saigon.

Our largest operating expenditures are for air travel, fuel, food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, because of the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

Regulation

River Cruise Business

Our river vessels are regulated by various international, national and local laws, regulations and treaties in force in the jurisdictions in which they operate. The vessels we operate under the Viking River Cruise brand are registered in Egypt, Portugal, Russia, Switzerland, Ukraine and Vietnam. Each vessel is subject to regulations issued by its country of registry, including regulations governing the safety of the vessel and its passengers. Each country of registry conducts periodic inspections to verify compliance with these regulations. Our vessels are also subject to inspections pursuant to the laws and regulations of various countries our vessels visit.

Ocean and Expedition Cruise Business

In the ocean and expedition cruise business, we are subject to regulation by various international, national and local laws, regulations and treaties in force in the jurisdictions in which our ocean and expedition ships will operate. Each ocean and expedition ship is subject to regulations issued by its respective country of registry (currently the Norwegian Maritime Authority for all of our owned ocean and expedition ships), including regulations governing the safety of the ship and its passengers and crew, environmental protections and labor, as well as subject to inspections to confirm compliance with the foregoing by applicable authorities. In addition, our ocean and expedition cruise ships are subject to various international regulations, including the International Safety Management (ISM) Code, International Convention for Safety of Life at Sea, the International Convention on Standards of Training, Certification and Watchkeeping (STCW) for Seafarers, the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001, the Athens Convention relating to the Carriage of Passengers and their Luggage by Sea 2002, the Nairobi Convention on the Removal of Wrecks 2007, the International Convention for the Prevention of Pollution from Ships (“MARPOL”), the Maritime Labour Convention of 2006 and other applicable conventions.

In addition, as we market and sell cruises that embark guests at U.S. ports, the U.S. Federal Maritime Commission (the “FMC”) requires evidence of financial responsibility in the form of a Performance Certificate for those offering transportation on guest ships operating out of U.S. ports to indemnify guests in the event of non-performance of the transportation. The coverage amount is based on the level of unearned guest revenue and is currently capped at $32 million effective June 8, 2022. Accordingly, we are required to maintain insurance, an escrow account or a third-party performance of transportation and other obligations to guests. In addition, we are required to obtain from the FMC a Casualty Certificate evidencing financial responsibility established by insurance, surety bond, self-insurance, guaranty or escrow account based on the number of guest accommodations in order to cover liability incurred for death or injury to guests or other persons on voyages on board our ships.

Our ocean and expedition operations follow the relevant regulations of any authority where we are operating, including the U.S. Centers for Disease Control and Prevention for operations in U.S. waters. For operations in Europe, we are subject to various laws and regulations instituted by the European Union, including regulations to implement or enhance environmental standards established by MARPOL.

Mississippi Cruise Business

On January 13, 2020, our subsidiary, Viking USA LLC (the “U.S. Charterer”) entered into a time charter with the Mississippi Ship Owner to charter the Viking Mississippi for operation on the Mississippi River. A time charter is a lease of a ship for a specified period of time under which the owner manages the ship and the charterer selects the ports of call and itinerary of the ship. The Viking Mississippi was delivered and deployed on the Mississippi River in September 2022. The time charter for the Viking Mississippi is for an initial term of eight years with renewal terms at the option of the U.S. Charterer. Pursuant to the terms of the charter, the Mississippi Ship Owner provides the technical and navigational crew and management. The U.S. Charterer provides hotel and catering crew, management and marketing services as well as sells and books all passenger accommodations. VCL has provided a guarantee of the U.S. Charterer’s obligations under the time charter.

The Viking Mississippi and any future ships operating in U.S. coastwise markets must comply with the applicable provisions of the PVSA, which is similar to the Jones Act governing cargo vessels and restricts domestic marine transportation of passengers in the United States to vessels built and documented in the United States, manned by U.S. citizens and owned and operated by U.S. citizens. The Mississippi Ship Owner has represented to us that it complies with the U.S. ownership requirements of the PVSA and has obtained written confirmation from MARAD that our time charter structure meets MARAD’s requirements to be classified as a permissible time charter.

In addition, our expansion into the Mississippi River market is subject to the FMC Performance Certificate requirement described above.

Environmental Regulations

We are subject to various international laws and regulations relating to environmental protection. Environmental and other regulators may consider more stringent regulations in the future, which may affect our operations and increase our compliance costs. We believe that the impact of cruise vessels on the global environment will continue to be an area of focus by the relevant authorities throughout the world and, accordingly, this will likely subject us to increasing compliance costs in the future.

Travel Provider

We are registered as a seller of travel under the California Business and Professions Code, and we participate in the California Travel Consumer Restitution Fund, which provides refunds to guests who are unable to collect from their respective seller of travel, by making annual assessments into the fund. We also participate in the United States Tour Operators Association (“USTOA”) One Million Travelers Assistance Program, which requires us to post $1 million of security in the form of a bond or letter of credit and exempts us from seller of travel trust account requirements under the California Business and Professions Code. We are also a member of the Association of British Travel Agents in the United Kingdom as well as a member of the International Air Transport Association in Australia. We believe that we are in material compliance with all the regulations applicable to our ships and that we have all licenses necessary to conduct our business.

C. Organizational Structure

For a list of the subsidiaries of Viking Holdings Ltd as of December 31, 2024, see Exhibit 8.1 to this Annual Report.

D. Property, Plants and Equipment

Other than our ships, we do not own any material physical property. For further information on our ships and suppliers, see “Item 4.B. Business Overview—Operations” and “Item 4.B. Business Overview—Suppliers.” For information regarding financing of our ships, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

As of December 31, 2024, we controlled 72 premier docking locations for our river vessels along the rivers of Europe and Egypt and had priority access to 30 docking locations in Hungary.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with our audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report. For a comparative discussion and analysis related to the results of operations and changes in financial condition for the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our final prospectus, filed on September 12, 2024, with the SEC and available electronically at www.sec.gov. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Item 3.D. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

A. Operating Results

Booking Environment

Advance Bookings reflects the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air. Advance Bookings does not reflect changes to guest reservations after the applicable specific point in time. Advance Bookings are presented in U.S. dollars. As guests from Australia, Canada and the United Kingdom make reservations in local currencies, the ticketed amounts are converted based on the relevant exchange rate. Advance Bookings includes redemptions of vouchers.

For Viking River, Viking Ocean, Viking Expedition and Viking Mississippi collectively, operating capacity is 12% higher for the 2025 season in comparison to the 2024 season. As of February 23, 2025, for the 2025 season, we had sold 88% of our Capacity PCDs and had $5,306 million of Advance Bookings. Advance Bookings were 26% higher in comparison to the 2024 season at the same point in time. Advance Bookings per PCD for the 2025 season was $807, 7% higher than the 2024 season at the same point in time.

The following bullets contain additional information about Advance Bookings for Viking Ocean and Viking River for the 2025 season as of February 23, 2025, compared with the 2024 season at the same point in time:

Viking Ocean:

•
Operating capacity is 18% higher for the 2025 season in comparison to the 2024 season. We had sold 87% of our Capacity PCDs for the 2025 season, and had $2,352 million of Advance Bookings, an increase of 30% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $744, compared to $681 at the same point in time for the 2024 season.

Viking River:

•
Operating capacity is 7% higher for the 2025 season in comparison to the 2024 season. We had sold 89% of our Capacity PCDs for the 2025 season, and had $2,554 million of Advance Bookings, an increase of 24% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $839, compared to $797 at the same point in time for the 2024 season.

Initial Public Offering

On May 3, 2024, we closed our IPO. We issued 11,000,000 ordinary shares, at a public offering price of $24.00 per share. We received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In addition, each of CPP Investments and TPG sold 31,323,958 ordinary shares in our IPO. Immediately prior to the consummation of our IPO, all shares of our then-outstanding preference shares and Series C Preference Shares converted to ordinary shares on a one-for-one basis. Additionally, all outstanding options for non-voting ordinary shares and all outstanding restricted share units for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares. Additionally, in connection with our IPO, the Company adopted updated bye-laws, a copy of which is set forth in Exhibit 1.2 to this Annual Report (the “bye-laws”). Following our IPO and in accordance with the bye-laws, the Company has two classes of authorized share capital: ordinary shares and special shares. Each ordinary share is entitled to one vote per share, and each special share is entitled to 10 votes per share.

Upon the conversion of the Series C Preference Shares to ordinary shares, the Private Placement liability and Private Placement derivative were derecognized with an offsetting amount recognized in equity.

All RSUs granted by us prior to our IPO were subject to a liquidity vesting condition and some RSUs were also subject to a service condition. Upon the consummation of our IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. Stock based compensation expense for the RSUs vesting at our IPO was fully recognized in previous years. In connection with the settlement of the RSUs that vested upon IPO, the Company withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from our IPO to satisfy tax withholding and remittance obligations. As a result, the Company issued 11,080,440 ordinary shares in connection with the net settlement of RSUs that vested upon IPO.

Secondary Offering

On September 13, 2024, we completed a secondary offering of 34,500,000 ordinary shares on behalf of CPP Investments and TPG at a price of $31.00 per share, which included the full exercise by the underwriters of their option to purchase an additional 4,500,000 ordinary shares from CPP Investments and TPG. We did not issue any ordinary shares and did not receive any proceeds from the secondary offering. We incurred $1.3 million in costs associated with the secondary offering, which are included in selling and administration on the consolidated statement of operations.

Exercise of Warrants

On February 8, 2021, in connection with the issuance of Series C Preference Shares to CPP Investments and TPG, we issued two warrants to our principal shareholder to purchase up to an aggregate of 8,733,400 ordinary shares at an exercise purchase price of $0.01 per ordinary share. In November 2024, 100% of the warrants vested based on the trading price of our ordinary shares exceeding $23.08 for twenty trading days following expiration of our IPO lock-up. In November 2024, our principal shareholder exercised 100% of the warrants and we issued 8,733,400 ordinary shares to our principal shareholder.

As of December 31, 2024, the Company had 442,721,700 total ordinary shares and special shares outstanding, comprised of 314,950,576 ordinary shares and 127,771,124 special shares.

Key Factors Affecting Our Results of Operations

Key factors that have influenced our results of operations in the past and may also influence results in the future include:

Significant Early Bookings—We have historically been able to attain high levels of early bookings. Due to these bookings, we have insight into levels of guest demand, and can strategically allocate the ships in our fleet to optimize our revenue and Net Yield. For example, we may distribute a greater number of our Longships to regions with higher demand, or manage our capacity by consolidating passengers and taking one or more of our river ships out of service to reduce our operating costs. Additionally, the insights into guest demand inform our decisions for future ship commitments and allow us to coordinate our planned capacity growth with expected future demand. As cruise-related revenue is recognized over the duration of the cruise, our results of operations are affected by strategies we employed during prior periods. For instance, to obtain early bookings, a significant portion of the selling and administration expenses that we incur in a period supports revenues for future periods, including marketing and employee costs that support the growth of our fleet. We expect that our ability to attain high levels of early bookings for future seasons will impact our results for future periods.

Size of Our Fleet and Occupancy—Our operating results are highly correlated with the number of ships that we operate during a given period and our Occupancy. If we take delivery of additional ships, our potential Capacity PCDs would increase, which may increase our revenue. In contrast, if we decide to take one or more of our ships out of service, our Capacity PCDs would decrease, which we expect will lower our revenue. As of December 31, 2024, our fleet consisted of 83 river vessels, including the Viking Mississippi, 11 ocean ships, including the Viking Yi Dun, and two expedition ships.

We strategically manage our fleet by adjusting the number of ships deployed to a particular region, or in total, to improve Occupancy and efficiently manage operating costs. Our early bookings enable us to best position our fleet to meet guest demand.

Seasonality—Our results are seasonal because while our ocean, expedition and Mississippi products operate year-round, the primary cruising season for our river product is from April to October, although some of our river cruises run longer seasons. Additionally, our highest Occupancy occurs during the Northern Hemisphere’s summer months. We recognize cruise-related revenue over the duration of the cruise and expense our marketing and employee costs when the related costs are incurred. As a result, the majority of our revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as our selling and administration expenses are consistent throughout the year. Though the growth of our fleet of year-round products will continue to reduce the seasonality in future periods, we expect the seasonality trend of our revenue and profits to continue.

Operating costs and expenses—Our operating costs and expenses are dependent on both macroeconomic factors and our strategic decisions. Inflation may increase our operating costs and expenses in future periods, including costs of labor, fuel and airfare. Inflation generally does not impact our ship commitments that are already under contract as a fixed price has already been agreed upon. Additionally, as a result of our early bookings, we may not be able to pass on increases in operating costs and expenses, including cost increases from our suppliers and changes in governmental fees and taxes, to our guests with existing bookings, though we are able to adjust pricing for future bookings. However, as a significant portion of our marketing expenses are discretionary, we are able to strategically deploy our resources based on current market conditions, our early bookings and other factors.

Financial Presentation

Description of Certain Line Items

Revenue

Our revenue consists of:

•
Cruise and land, which includes revenue, net of discounts, earned primarily from cruises, air, land excursions, cancellation revenue and travel protection, net; and
•
Onboard and other, which primarily consists of revenue related to optional shore excursions, onboard bar revenue, shop revenue and other products offered during a cruise, and services revenue.

Expenses

Our operating costs and expenses consist of:

•
Commissions and transportation costs, which consists of commission payments made to third parties for selling our product and the cost of air and other transportation;

•
Direct costs of cruise, land and onboard, which primarily includes cost of land excursions, shore excursions, credit card fees, transfer costs and onboard purchases;
•
Vessel operating, which primarily consists of costs to operate the vessels such as staff costs, fuel, emissions, food and hotel consumables, port charges, insurance, repair and maintenance, value added taxes and charter costs for variable and non-lease components; and
•
Selling and administration, which primarily consists of costs associated with marketing costs, employee costs, office expenses, professional services and other administration costs.

Selected Operational and Financial Metrics, including Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted EPS and vessel operating expenses excluding fuel to analyze our performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs. We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

Adjusted Earnings per Share or Adjusted EPS represents Adjusted Net Income attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding. We present Adjusted EPS because we believe it provides additional information to us and our investors about the earnings performance of our primary operating business. We have presented Adjusted EPS for periods beginning in 2024 due to the changes in our capital structure as a result of our IPO.

Adjusted EBITDA represents EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense, and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items). Adjusted EBITDA is a non-IFRS Accounting Standards financial measure and does not comply with IFRS Accounting Standards because it is adjusted to exclude certain cash and non-cash expenses. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards. You should exercise caution in comparing our Adjusted EBITDA to Adjusted EBITDA of other companies.

Adjusted Gross Margin is gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment. Adjusted Gross Margin has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

Adjusted FCF represents net cash flow from operating activities as adjusted for interest paid, interest payments for lease liabilities, interest received, and Ongoing Capex, as further adjusted for the cash portion of interest expense related to our Series C Preference Shares. Our Series C Preference Shares automatically converted into ordinary shares immediately prior to the consummation of our IPO. Adjusted FCF Conversion represents the ratio, expressed as a percentage, of Adjusted FCF divided by Adjusted EBITDA. Adjusted FCF and Adjusted FCF Conversion are non-IFRS Accounting Standards financial measures. Management believes these are a relevant measure of our liquidity because Adjusted FCF provides additional information on our ability to support the future growth of the business and repay debt after making capital investments to support ongoing business operations and Adjusted FCF Conversion quantifies how efficiently we generate cash on an ongoing basis. Adjusted FCF does not represent the residual cash flow available for discretionary expenditures as it excludes certain mandatory expenditures such as repayment of debt. Adjusted FCF and Adjusted FCF Conversion have limitations as analytical tools, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

Adjusted Net Income attributable to Viking Holdings Ltd represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

Adjusted Weighted Average Shares Outstanding represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

Capacity Passenger Cruise Days or Capacity PCDs with respect to any given period is a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

Invested Capital is the average of the most recent four quarters of indebtedness, gross of loan fees, less cash and cash equivalents, plus total shareholders’ equity;

Net Yield is Adjusted Gross Margin divided by Passenger Cruise Days. Due to early bookings by our passengers, our Net Yield for a given reporting period is affected by strategies we employed or events that occurred prior to the sailing year.

Occupancy is the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two berth stateroom. As a result, our Occupancy cannot exceed 100% and may be less than 100%, even if all our staterooms are booked.

Passenger Cruise Days or PCDs is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

ROIC is the ratio, expressed as a percentage, of operating income (loss) adjusted for income tax expense, divided by Invested Capital. ROIC is a non-IFRS Accounting Standards financial measure. Management believes this is a relevant measure of our performance because it quantifies how efficiently we generated operating income relative to the total capital we have invested in the business. ROIC has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

Ship Operating Days is the number of days within any given period that a ship and vessel is in service and carrying cruise passengers, determined on an aggregated basis for all ships and vessels in operation during the relevant period.

Vessel operating expenses excluding fuel is vessel operating expenses less fuel expense. Management believes this is a relevant measure for evaluating our ability to control costs. Vessel operating expenses excluding fuel has limitations as an analytical tool because it excludes an expense necessary for conducting our operations, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

Results of Operations

Operating results for the years ended December 31, 2024, 2023 and 2022 are shown in the following table:

	Year Ended December 31,
	2024	2023	2022
(in thousands)
Consolidated Statements of Operations:
Revenue
Cruise and land	$4,971,282	$4,383,524	$2,955,872
Onboard and other	362,600	326,969	220,107
Total revenue	5,333,882	4,710,493	3,175,979

Cruise operating expenses
Commissions and transportation costs	(1,156,610)	(1,053,874)	(769,556)
Direct costs of cruise, land and onboard	(676,760)	(586,234)	(408,652)
Vessel operating	(1,280,711)	(1,211,676)	(974,159)
Total cruise operating expenses	(3,114,081)	(2,851,784)	(2,152,367)

Other operating expenses
Selling and administration	(883,889)	(789,040)	(682,810)
Depreciation, amortization and impairment (1)	(260,844)	(253,719)	(278,056)
Total other operating expenses	(1,144,733)	(1,042,759)	(960,866)
Operating income	1,075,068	815,950	62,746

Non-operating income (expense)
Interest income	69,374	48,027	14,044
Interest expense (1)	(380,486)	(528,061)	(438,938)
Currency gain (loss)	31,542	(20,815)	(35,035)
Private Placement derivatives (loss) gain	(364,214)	(2,007,089)	808,523
Other financial (loss) income	(261,450)	(151,469)	12,236
Income (loss) before income taxes	169,834	(1,843,457)	423,576
Income tax expense	(16,857)	(6,639)	(8,902)
Net income (loss)	$152,977	$(1,850,096)	$414,674

Net income (loss) attributable to Viking Holdings Ltd	$152,331	$(1,850,572)	$414,719
Net income (loss) attributable to non-controlling interests	$646	$476	$(45)

Weighted-average ordinary shares and special shares outstanding - Diluted	366,709	221,936	406,203
Net income (loss) per share attributable to ordinary and special shares - Diluted	$0.36	$(4.42)	$(0.73)

Other Financial Data:
Adjusted EBITDA	$1,348,302	$1,090,322	$367,251

(1)

See Note 2 in the consolidated financial statements for information on the revision of 2023 and 2022 amounts related to the capitalization of interest for the cost of our ships, which have been corrected in this Annual Report.

The following table reconciles net income (loss), the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
(in thousands)
Net income (loss)	$152,977	$(1,850,096)	$414,674
Interest income	(69,374)	(48,027)	(14,044)
Interest expense	380,486	528,061	438,938
Income tax expense	16,857	6,639	8,902
Depreciation, amortization and impairment	260,844	253,719	278,056
EBITDA	741,790	(1,109,704)	1,126,526
Private Placement derivatives loss (gain) (a)	364,214	2,007,089	(808,523)
Warrants loss (gain) (b)	261,615	107,673	(40,567)
Other financial (income) loss	(1,886)	46,540	29,517
Currency (gain) loss	(31,542)	20,815	35,035
Stock based compensation expense	14,111	17,909	25,263
Adjusted EBITDA	$1,348,302	$1,090,322	$367,251

(a)
Private Placement derivatives loss (gain) represents the non-cash loss (gain) on the remeasurement of the fair value of the derivatives associated with the Series C Preference Shares. The Series C Preference Shares automatically converted to ordinary shares immediately prior to the consummation of our IPO.
(b)
Warrants loss (gain) represents the non-cash loss (gain) on the remeasurement of the warrant liability and is included in other financial (loss) income on the consolidated statements of operations. As all warrants were exercised in November 2024, the associated liability ceased to be outstanding as of December 31, 2024.

The following tables show the calculation of Adjusted EPS for the year ended December 31, 2024. Additionally, the following tables reconcile net income attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the year ended December 31, 2024:

Year Ended December 31,
2024
(in thousands)
Adjusted Net Income attributable to Viking Holdings Ltd	$809,492
Adjusted Weighted Average Shares Outstanding	436,016
Adjusted EPS	$1.86

Year Ended December 31,
2024
(in thousands)
Net income attributable to Viking Holdings Ltd	$152,331
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	396,207
Warrants loss	261,615
(Gain) loss, net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	(661)
Adjusted Net Income attributable to Viking Holdings Ltd	$809,492

Year Ended December 31,
2024
(in thousands)
Weighted average ordinary shares and special shares outstanding – Diluted	366,709
Outstanding warrants	7,803
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	61,504
Adjusted Weighted Average Shares Outstanding	436,016

The following table sets forth certain unaudited non-IFRS Accounting Standards financial measures for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Adjusted FCF (in thousands)	$1,726,154	$1,006,079
Adjusted FCF Conversion	128.0%	92.3%
ROIC (1)	40.8%	26.7%

(1)

See Note 2 in the consolidated financial statements for information on the revision of 2023 related to the capitalization of interest for the cost of our ships, which have been corrected in this annual report.

The following tables reconcile net cash flow from operating activities, the most directly comparable IFRS Accounting Standards measure, to Adjusted FCF, for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
(in thousands)
Net cash flow from operating activities	$2,082,009	$1,371,331
Interest paid	(355,080)	(407,759)
Interest payments for lease liabilities	(20,872)	(22,763)
Interest received	71,770	45,631
Ongoing Capex	(80,258)	(65,407)
Cash portion of interest expense related to Series C Preference Shares	28,585	85,046
Adjusted FCF	$1,726,154	$1,006,079

	Year Ended December 31,
	2024	2023
(in thousands)
Investments in PP&E	$(917,424)	$(673,932)
Additions to PP&E for vessels and ships under construction	836,897	608,352
Additions to PP&E for vessels and ships delivered in current period	269	173
Ongoing Capex	$(80,258)	$(65,407)

	Year Ended December 31,
	2024	2023
(in thousands, except Adjusted FCF Conversion)
Adjusted FCF	$1,726,154	$1,006,079
Adjusted EBITDA	1,348,302	$1,090,322
Adjusted FCF Conversion	128.0%	92.3%

	Year Ended December 31,
	2024	2023
(in thousands)
Operating income (1)	$1,075,068	$815,950
Income tax expense	(16,857)	(6,639)
Operating income, after tax (a)	$1,058,211	$809,311

	Year Ended December 31,
	2024	2023
(in thousands, except ROIC)
Average indebtedness for four quarters	$6,503,078	$8,574,041
Average loan fees for four quarters	129,306	157,916
Average cash and cash equivalents for four quarters	(2,097,717)	(1,452,253)
Average shareholders’ equity for four quarters (1)	(1,940,023)	(4,253,423)
Invested Capital (b)	$2,594,644	$3,026,281
ROIC (a) / (b)	40.8%	26.7%

(1)

See Note 2 in the consolidated financial statements for information on the revision of 2023 related to the capitalization of interest for the cost of our ships, which have been corrected in this Annual Report.

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Year Ended December 31,
	2024	2023	2022
Consolidated
Vessels operated (a)	89	84	78
Passengers	683,717	649,669	469,935
PCDs	6,443,492	6,069,070	4,225,598
Capacity PCDs	6,886,205	6,476,790	5,389,816
Occupancy	93.6%	93.7%	78.4%
Adjusted Gross Margin (in thousands)	$3,500,512	$3,070,385	$1,997,771
Net Yield	$543	$506	$473
Vessel operating expenses (in thousands)	$1,280,711	$1,211,676	$974,159
Vessel operating expenses excluding fuel (in thousands)	$1,105,533	$1,036,969	$833,492
Vessel operating expenses per Capacity PCD	$186	$187	$181
Vessel operating expenses excluding fuel per Capacity PCD	$161	$160	$155

(a)
Vessels operated includes chartered vessels and the Viking Yi Dun, which operated select Viking Ocean itineraries and Asia Outbound sailings for the year ended December 31, 2024.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Year Ended December 31,
	2024	2023	2022
Viking River
Vessels operated (a)	71	70	67
Passengers	381,870	366,730	289,714
PCDs	3,065,534	2,957,595	2,330,479
Capacity PCDs	3,213,218	3,097,264	2,910,066
Occupancy	95.4%	95.5%	80.1%
Adjusted Gross Margin (in thousands)	$1,633,550	$1,411,214	$1,069,449
Net Yield	$533	$477	$459

Viking Ocean
Vessels operated (a)	11	9	8
Passengers	253,360	243,291	162,009
PCDs	2,907,450	2,724,241	1,738,643
Capacity PCDs	3,096,400	2,914,620	2,279,430
Occupancy	93.9%	93.5%	76.3%
Adjusted Gross Margin (in thousands)	$1,517,435	$1,354,215	$801,285
Net Yield	$522	$497	$461

(a)
Vessels operated includes chartered vessels and the Viking Yi Dun, which operated select Viking Ocean itineraries and Asia Outbound sailings for the year ended December 31, 2024.

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the years ended December 31, 2024, 2023 and 2022 on a consolidated basis, for Viking River and for Viking Ocean:

Consolidated	Year Ended December 31,
	2024	2023	2022
(in thousands)
Total revenue	$5,333,882	$4,710,493	$3,175,979
Total cruise operating expenses	(3,114,081)	(2,851,784)	(2,152,367)
Ship depreciation and impairment	(214,729)	(221,527)	(242,514)
Gross margin	$2,005,072	$1,637,182	$781,098
Ship depreciation and impairment	214,729	221,527	242,514
Vessel operating	1,280,711	1,211,676	974,159
Adjusted Gross Margin	$3,500,512	$3,070,385	$1,997,771

Viking River	Year Ended December 31,
	2024	2023	2022
(in thousands)
Total revenue	$2,654,407	$2,341,274	$1,796,498
Total cruise operating expenses	(1,569,207)	(1,446,513)	(1,189,768)
Ship depreciation and impairment	(75,705)	(89,540)	(139,913)
Gross margin	$1,009,495	$805,221	$466,817
Ship depreciation and impairment	75,705	89,540	139,913
Vessel operating	548,350	516,453	462,719
Adjusted Gross Margin	$1,633,550	$1,411,214	$1,069,449

Viking Ocean	Year Ended December 31,
	2024	2023	2022
(in thousands)
Total revenue	$2,196,040	$1,945,200	$1,189,298
Total cruise operating expenses	(1,241,420)	(1,131,696)	(802,832)
Ship depreciation and impairment	(104,914)	(98,847)	(80,688)
Gross margin	$849,706	$714,657	$305,778
Ship depreciation and impairment	104,914	98,847	80,688
Vessel operating	562,815	540,711	414,819
Adjusted Gross Margin	$1,517,435	$1,354,215	$801,285

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Vessel operating expenses	$1,280,711	$1,211,676	$974,159
Fuel expense	(175,178)	(174,707)	(140,667)
Vessel operating expenses excluding fuel	$1,105,533	$1,036,969	$833,492

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Consolidated

Total revenue for the year ended December 31, 2024 increased by $623.4 million, or 13.2%, to $5,333.9 million from $4,710.5 million in 2023.

Cruise and land increased by $587.8 million, or 13.4%, to $4,971.3 million for the year ended December 31, 2024, from $4,383.5 million in 2023. Onboard and other increased by $35.6 million, or 10.9%, to $362.6 million for the year ended December 31, 2024, from $327.0 million in 2023. These increases were primarily due to higher revenue per PCD and an increase in PCDs, mainly due to the operation of ships delivered in 2023 for the entire 2024 season, ships delivered in 2024 for part of the 2024 season, including the Viking Hathor, Viking Sobek and Viking Vela, and the Viking Yi Dun accommodation agreement commenced.

Viking River Segment

Total revenue for our Viking River segment for the year ended December 31, 2024 increased by $313.1 million, or 13.4%, to $2,654.4 million from $2,341.3 million for the same period in 2023. The increase was primarily due to higher revenue per PCD and an increase in PCDs.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the year ended December 31, 2024 increased by $250.8 million, or 12.9%, to $2,196.0 million from $1,945.2 million for the same period in 2023. The increase was primarily due to an increase in PCDs, mainly due to additional ship operating days for the Viking Saturn, which was delivered in April 2023, the Viking Vela, which was delivered in December 2024, and the Viking Yi Dun accommodation agreement, which commenced in September 2024, and higher revenue per PCD.

Operating Costs and Expenses

Commissions and transportation costs increased by $102.7 million, or 9.7%, to $1,156.6 million for the year ended December 31, 2024, from $1,053.9 million in 2023. These increases were primarily due to an increase in PCDs, mainly due to the operation of ships delivered in 2023 for the entire 2024 season, ships delivered in 2024 for part of the 2024 season, including the Viking Hathor, Viking Sobek and Viking Vela, and the Viking Yi Dun accommodation agreement commenced, and higher revenue.

Direct costs of cruise, land and onboard increased by $90.6 million, or 15.5%, to $676.8 million for the year ended December 31, 2024, from $586.2 million in 2023. The increase was primarily due to an increase in PCDs as well as an increase in our ancillary services. The increase in PCDs was mainly due to the operation of ships delivered in 2023 for the entire 2024 season, ships delivered in 2024 for part of the 2024 season, including the Viking Hathor, Viking Sobek and Viking Vela, and the Viking Yi Dun accommodation agreement commenced.

Vessel operating increased by $69.0 million, or 5.7%, to $1,280.7 million for the year ended December 31, 2024, from $1,211.7 million in 2023. The increase was primarily due to the operation of ships delivered in 2023 for the entire 2024 season, ships delivered in 2024 for part of the 2024 season, including the Viking Hathor, Viking Sobek and Viking Vela, and the Viking Yi Dun accommodation agreement commenced.

Selling and administration increased by $94.9 million, or 12.0%, to $883.9 million for the year ended December 31, 2024, from $789.0 million in 2023. The increase was due to an increase in selling costs, office and other expenses and professional fees primarily due to an increase in Capacity PCDs for 2024 and future seasons, and an increase in employee costs.

Depreciation, amortization and impairment increased by $7.1 million, or 2.8%, to $260.8 million for the year ended December 31, 2024, from $253.7 million in 2023.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $1,075.1 million for the year ended December 31, 2024, compared to $816.0 million in 2023.

Non-operating Income (Expense)

Net interest expense decreased by $168.9 million to $311.1 million for the year ended December 31, 2024, from $480.0 million in 2023. The decrease was primarily due to a $50.0 million decrease in interest expense as a result of the extinguishment of VCL’s 13.000% Senior Secured Notes due 2025 (the “2025 Secured Notes”), non-recurring charges of $48.0 million for the loss on early extinguishment of 2025 Secured Notes in 2023, a $21.3 million increase in interest income, a $17.2 million decrease in interest expense related to paydowns of loans and financial liabilities and a $9.6 million increase in capitalized interest related to ships under construction. These decreases were partially offset by a $32.7 million increase in interest expense primarily related to VCL’s 9.125% Senior Notes due 2031 (the “2031 VCL Notes”) and a net $7.3 million increase in interest expense primarily related to the debt drawdowns upon the delivery of the Viking Saturn and Viking Vela in April 2023 and December 2024, respectively, and other interest expense.

Additionally, for the years ended December 31, 2024 and 2023, the Company recognized a total of $32.0 million and $94.8 million, respectively, in interest expense related to the Series C Preference Shares. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement liability was no longer outstanding.

Currency gain (loss) increased by $52.3 million to a gain of $31.5 million for the year ended December 31, 2024, from a loss of $20.8 million in 2023. The gain was primarily due to unrealized gains for the €316.6 million Viking Neptune and €316.6 million Viking Saturn loans, which are both payable in euros and adjusted for currency translation, partially offset by realized currency losses due to payments for operating costs and vendor payments incurred in non-U.S. dollar denominations.

Private Placement derivative loss decreased by $1,642.9 million to $364.2 million for the year ended December 31, 2024, from $2,007.1 million in 2023. The $364.2 million loss on remeasurement of the Private Placement derivative was primarily due to an increase in the fair value of the Series C Private Placement derivative as a result of the increase in the ordinary share price. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Other financial loss increased by $110.0 million to $261.5 million for the year ended December 31, 2024, from $151.5 million in 2023. The increase was primarily due to $261.6 million in losses on the remeasurement of the warrant liability in 2024 compared to $107.7 million for the same period in 2023, partially offset by a decrease related to a $40.6 million loss on the remeasurement of the 2025 Secured Notes embedded derivative in 2023, which was derecognized in the second quarter of 2023. The warrants were fully exercised in November 2024 and the warrant liability was no longer outstanding as of December 31, 2024.

Income tax expense increased by $10.3 million to $16.9 million for the year ended December 31, 2024, from $6.6 million in 2023. The increase was primarily related to foreign local taxes as well as temporary differences between book and tax and changes in deferred tax assets and liabilities.

Net Income (Loss)

Net income (loss) increased by $2,003.1 million to net income of $153.0 million for the year ended December 31, 2024, from a net loss of $1,850.1 million in 2023. The increase was primarily due to a $364.2 million loss on remeasurement of the Private Placement derivative in 2024, compared to $2,007.1 million for the same period in 2023, a $259.1 million increase in operating income due to the various factors described above and a $168.9 million decrease in net interest expense. These increases were partially offset by a $110.0 million increase in other financial loss primarily due to the remeasurement of the warrant liability.

B. Liquidity and Capital Resources

Liquidity Management

Our liquidity requirements arise primarily from the need to fund working capital and capital expenditures for the expansion, refurbishment and maintenance of our fleet and to repay debt. Historically, we have obtained financing of up to 80% of our newbuild contract prices and issued debt and equity to finance our cash needs and the growth of our business. Additionally, we collect significant deposits from bookings, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period.

In June 2024, we entered into a credit agreement for a five-year Revolving Credit Facility (as defined below) in an aggregate principal amount of $375.0 million, and if drawn, the proceeds of which will be used by us to finance ongoing working capital requirements and for other general corporate purposes.

As of December 31, 2024, we had $2,489.7 million in cash and cash equivalents and a working capital deficit of $2,004.0 million. The working capital deficit included $4,061.3 million of deferred revenue. We believe existing cash and cash equivalents and cash flows from operations and financing activities will continue to be sufficient to fund our operating activities and cash commitments for at least the next 12 months. Our liquidity requirements depend on several factors, many of which are beyond our control, as further described in “Item 3.D. Key Information—Risk Factors” of this Annual Report.

On May 3, 2024, we closed our IPO. We issued 11,000,000 ordinary shares, at a public offering price of $24.00 per share. We received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In connection with the settlement of the RSUs that vested upon IPO, we withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from our IPO to satisfy tax withholding and remittance obligations.

Our liquidity requirements also include operating expenses, which have been impacted by elevated levels of inflation. We closely monitor costs and are cost conscious in managing our operations. We may work with multiple suppliers or source items from different markets to take advantage of cost competition. We may also look for opportunities to thoughtfully substitute lower cost alternatives, without compromising the quality of the guest experience. Where we anticipate elevated costs may be more sustained, we may enter into contracts with suppliers to lock in rates, such as for our river fuel. We are also strategic in the duration of our contracts to provide flexibility to take advantage of cost declines when they occur.

We collect a significant amount of deposits for cruise bookings from our customers well in advance of their cruise dates. Credit card and electronic transfer transactions that settle quickly are classified as cash and cash equivalents. Other credit card receivables and deposits are included in accounts and other receivables and prepaid expenses and other current assets. We rely on multiple credit card processors for collection of customer funds for future cruises. Credit card processors can limit the funds they remit to us if they determine that they need to increase their reserve requirements on credit card processing activities, which could reduce our cash and cash equivalents and negatively impact our liquidity position.

Sources and Uses of Cash

Set forth below is a summary of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Consolidated Statements of Cash Flows Data:
Net cash flow from operating activities	$2,082,009	$1,371,331	$372,665
Net cash flow used in investing activities	(853,711)	(634,227)	(841,502)
Net cash flow used in financing activities	(247,903)	(479,651)	(80,933)
Change in cash and cash equivalents	980,395	257,453	(549,770)
Effect of exchange rate changes on cash and cash equivalents	(4,436)	3,120	(9,863)
Net increase (decrease) in cash and cash equivalents	$975,959	$260,573	$(559,633)

Net Cash Flow from Operating Activities

Net cash flow from operating activities increased by $710.7 million to $2,082.0 million for the year ended December 31, 2024, compared to $1,371.3 million in 2023. The increase was primarily due to a $407.4 million increase in deferred revenue and a $259.1 million increase in operating income. Other changes primarily related to timing differences in cash receipts and payments for various operating assets and liabilities.

Net Cash Flow used in Investing Activities

Net cash flow used in investing activities increased by $219.5 million to $853.7 million for the year ended December 31, 2024, compared to $634.2 million in 2023. The increase was primarily due to a $243.5 million increase in capital expenditures partially offset by a $26.1 million increase in interest received.

Net Cash Flow used in Financing Activities

Net cash flow used in financing activities decreased by $231.7 million to $247.9 million for the year ended December 31, 2024, compared to $479.7 million in 2023. The decrease was primarily due to $655.0 million in lower loan repayments, $243.9 million in net proceeds from our IPO, $52.7 million in lower interest paid, $32.9 million in penalties paid in July 2023 for the early extinguishment of the 2025 Secured Notes in 2023 and a decrease of $30.7 million in dividends paid. These decreases were partially offset by a decrease of $663.6 million in proceeds from borrowings related to the issuance of the 2031 VCL Notes and the debt drawdown upon the delivery of the Viking Saturn in 2023, compared to the debt drawdown upon the delivery of the Viking Vela in 2024, and $124.1 million in taxes paid related to net share settlement of equity awards in connection with our IPO.

Debt Obligations and Material Capital Commitments

The table below summarizes our significant short-term and long-term liquidity and capital resource needs, including principal and interest payments for debt and financial liabilities, shipbuilding obligations and vessel charter and accommodation agreement obligations, based on contractual undiscounted cash flows as of December 31, 2024, assuming a euro to U.S. dollar exchange rate of 1.10:

	Total	2025	2026-2027	2028-2029	2030 - forward
(in thousands)
Debt obligations	$5,480,993	$490,377	$1,245,825	$1,883,016	$1,861,775
Interest to be paid	1,499,488	304,613	564,672	354,124	276,079
Shipbuilding obligations	2,345,506	611,039	1,320,867	413,600	—
Vessel charter and accommodation agreement obligations	206,755	37,656	74,391	68,485	26,223
Total	$9,532,742	$1,443,685	$3,205,755	$2,719,225	$2,164,077

The table above reflects obligations related to outstanding loan and contracted ship commitments. Debt obligations are presented gross of loan costs of $145.1 million. Our debt obligations mature at various dates through 2036 and bear interest at fixed and variable rates. Future interest on variable rate debt as of December 31, 2024 is calculated based upon interest rates ranging from 5.97% to 7.60%. Shipbuilding obligations include purchase commitments for our newbuilds currently under contract as of December 31, 2024. As we make payments towards our newbuilds, our shipbuilding obligations are reduced. The table above only reflects ship commitments for shipyard newbuilding agreements or amendments that are effective as of December 31, 2024. Vessel charter and accommodation agreement obligations represent remaining amounts contractually committed for leased vessels and ships, excluding renewal options not yet exercised. Vessel charter and accommodation agreement obligations include payments for both asset and service components of the charters. The lease agreements for both the Viking Mississippi and the Viking Yi Dun include variable amounts, which are subject to change based on actual operating expenses and number of passengers.

The table above reflects our shipbuilding obligations at contract price before the impact of financing. See “— Newbuilding Program” for additional information about our shipbuilding obligations and any related financing. See Note 14 in the consolidated financial statements for further information about our debt obligations.

We have financial maintenance covenants on certain of our river vessel financings that require Viking River Cruises Ltd (“VRC”), as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of December 31, 2024, VRC and VRC AG were in compliance with these financial maintenance covenants. Additionally, we are required to maintain $6.5 million in a financial liability deposit at all times throughout the charter period as part of the Viking Orion charter agreement.

We also have covenants in our debt agreements that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric.

Newbuilding Program

Newbuilds increase our potential number of berths and Capacity PCDs. Each Longship has 190 berths and certain of our river vessels are Longship-like, but are designed to be able to navigate smaller rivers and have fewer berths. Longships for Asia Outbound have 182 berths. Each ocean ship has 930 or 998 berths and each additional ocean ship will have 998 berths. Each expedition ship has 378 berths. The Viking Mississippi has 386 berths.

We generally have a variety of alternatives to finance our newbuilds. When we acquire options for newbuilds, we have no contractual or financial obligation to the shipyard until a contract for a newbuild is signed, subject to certain conditions.

River Newbuilds and Charters

In 2023 and 2024, we entered into shipbuilding contracts for the river vessels scheduled for delivery in 2025 and 2026 as outlined below, assuming a euro to U.S. dollar exchange rate of 1.10. In 2024, we amended certain contracts, which reduced the purchase price of each vessel by €1.5 million ($1.7 million, assuming a euro to U.S. dollar exchange rate of 1.10), changed the timing and amount of our installment payments to the shipyard and accelerated the delivery dates for certain vessels. In January 2025, we entered into shipbuilding contracts for eight additional river vessels, four scheduled for delivery in 2027 and four scheduled for delivery in 2028, as outlined below, assuming a euro to U.S. dollar exchange rate of 1.10.

We have obtained financing for one of the 2025 Longship-Seine river vessels and all 2026 Longships, as described below.

River Vessels	Number of Vessels	Aggregate Price (in thousands)	Delivery Date
Longships	4	$162,800	2025
Longships-Seine	2	77,606	2025
Longship-Douro	1	24,750	2025
Longships	4	162,800	2026
Longships	4	210,980	2027
Longships	4	214,060	2028
Total	19	$852,996

In August 2023, we entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine river vessels scheduled for delivery in 2025 and 2026. In January 2025, we cancelled the first of the two €167.5 million loan agreements related to the financing of the four Longships and one Longship-Seine river vessel scheduled for delivery in

2025. Euler Hermes Aktiengesellschaft (“Hermes”), which manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government, has provided a guarantee equal to 95% of the loan amount for the remaining €167.5 million loan. The loan is denominated in U.S. dollars and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. The loan has a term of 102 months from the date of drawdown and we may select fixed or variable rate financing prior to drawdown. VRC and VCL issued corporate guarantees for this loan.

In February 2025, we secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Delivery Date	Option Exercise Date
Longships	4	2029	September 30, 2026
Longships	4	2030	September 30, 2027

We have entered into raw materials agreements for six river vessels that will operate in Egypt, the Viking Amun, the Viking Ptah, the Viking Sekhmet, the Viking Thoth and two other river vessels. We expect these vessels to be delivered between 2025 and 2027.

In 2023, we entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. We have an option to extend the charter for two additional seasons.

Ocean Newbuilds

A summary of the ocean newbuilding program is outlined below, assuming a euro to U.S. dollar exchange rate of 1.10. Each new ocean ship will have 998 berths.

In January 2024, we amended certain shipbuilding contracts to accelerate the delivery dates for the Viking Libra, Ship XV and Ship XVI. The Viking Libra, Ship XV and Ship XVI are now scheduled to be delivered in the years 2026, 2027 and 2028, respectively. We have obtained financing for all ships, as described below.

Ocean Ships	Price (in thousands)	Delivery Date
Viking Vesta	$446,050	2025
Viking Mira	501,523	2026
Viking Libra	501,523	2026
Ship XV	517,000	2027
Ship XVI	517,000	2028
Ship XVII	567,600	2028
Ship XVIII	567,600	2029
Ship XIX	567,600	2030
Ship XX	567,600	2030
Total	$4,753,496

In 2021 and 2022, we entered into loan agreements to finance the Viking Vesta, the Viking Mira, the Viking Libra, Ship XV and Ship XVI. In January 2025, we entered into loan agreements to finance Ship XVII, Ship XVIII, Ship XIX and Ship XX. The loan agreements are for up to 80% of each newbuild’s contract price, including certain change orders and 100% of the Export Credit Agency premium, and will be available for drawdown in U.S. dollars. SACE SpA, which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provided the lenders with an insurance policy covering 100% of the principal and interest of the facility amount. The interest rates for the loans are fixed. The loans are due in 12 years through 24 consecutive, semiannual, equal installments, the first of which is due six months after the drawdown at delivery. VCL and Viking Ocean Cruises II Ltd have jointly and severally guaranteed these loans. In addition, VHL jointly and severally guaranteed the loans relating to Ship XVII, Ship XVIII, Ship XIX and Ship XX.

In October 2024, we secured the following options for additional ocean ships:

Ocean Ships - Options	Delivery Date	Option Exercise Date
Ship XXI	2031	October 30, 2025
Ship XXII	2031	October 30, 2025
Ship XXIII	2032	July 31, 2026
Ship XXIV	2032	July 31, 2026

Guarantors of the Notes and Revolving Credit Facility

In June 2024, we entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). The obligations of VCL under the Revolving Credit Facility are guaranteed by certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. In September 2024, Viking Ocean Cruises Ship V Ltd became an additional subsidiary guarantor of the Revolving Credit Facility. In October 2024, we entered into an amendment agreement to the Revolving Credit Facility, which among other items, requires VHL to guarantee VCL’s financial obligations under the Revolving Credit Facility, and allows VHL to furnish its own financial statements in lieu of the financial statements of VCL to comply with VCL’s reporting covenants as set forth in the Revolving Credit Facility. As of December 31, 2024, we had no amounts drawn on the Revolving Credit Facility.

In October 2024, VHL became a guarantor of the financial obligations of the issuers under the $675.0 million in principal amount of 5.000% Senior Secured Notes due 2028 and the $350.0 million in principal amount of 5.625% Senior Secured Notes due 2029 (the “Secured Notes”) and Unsecured Notes, as defined below, (collectively, the “Notes”) and the Revolving Credit Facility to help simplify our reporting obligations to our debtholders. The Notes and Revolving Credit Facility are primarily issued by VCL, our wholly owned subsidiary, although we have also issued Notes at other subsidiaries.

See Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report for further information on financial instruments.

Summarized Financial Information

As a result of VHL’s guarantee of the financial obligations under VCL's $250.0 million in principal of 6.250% Senior Notes due 2025 (the “2025 VCL Notes”), $550.0 million in principal of 5.875% Senior Notes due 2027 (the “2027 VCL Notes”), $500.0 million in principal amount of 7.000% Senior Notes due 2029 (the “2029 VCL Notes”) and $720.0 million in principal amount of 9.125% Senior Notes due 2031 (the “2031 VCL Notes” and, together with the 2025 VCL Notes, the 2027 VCL Notes and the 2029 VCL Notes, the “Unsecured Notes”), our reporting obligations to bondholders are satisfied with financial information of VHL so long as we also provide the information that would be required by SEC Rule 13-01 of Regulation S-X. Our assets, liabilities, revenues and expenses either exist at or are primarily generated by the subsidiaries that issue or guarantee the Unsecured Notes (the “Guarantors”). Other than as described below related to the Private Placement derivative loss and warrants loss, our net income is primarily generated by the Guarantors.

The following tables set forth summarized financial information as of and for the year ended December 31, 2024 as required by SEC Rule 13-01 of Regulation S-X for the Guarantors, on a combined basis after elimination of intercompany transactions and balances among the Guarantors. Additionally, investments in and equity in the earnings of non-Guarantor subsidiaries have been eliminated.

December 31, 2024
(in thousands)
Assets (a)
Non-current Assets	$6,841,725
Current Assets	$3,330,174

Liabilities (b)
Non-current Liabilities	$5,101,895
Current Liabilities	$5,285,704

(a)
Includes intercompany amounts due from non-Guarantor subsidiaries to Guarantors of $455.3 million.
(b)
Includes intercompany amounts due to non-Guarantor subsidiaries to Guarantors of $238.9 million.

Year Ended December 31,
2024
(in thousands)
Total Revenue (a)
Guarantors, excluding VHL	$4,877,827
VHL	$—

Operating income (loss)
Guarantors, excluding VHL	$986,842
VHL	$(23,718)

Income (loss) before income taxes
Guarantors, excluding VHL	$751,735
VHL	$(674,793)

Net income (loss) (b)
Guarantors, excluding VHL	$740,242
VHL	$(674,793)

Net income (loss) attributable to Viking Holdings Ltd
Guarantors, excluding VHL	$740,242
VHL	$(674,793)

(a)
Includes total revenue recognized by Guarantors from non-Guarantor subsidiaries of $22.2 million from net intercompany charges.
(b)
Includes net losses recognized by Guarantors from non-Guarantor subsidiaries of $143.9 million from net intercompany charges.

For the year ended December 31, 2024, net income for the Group included Private Placement derivative loss of $364.2 million and warrants loss of $261.6 million. These losses, which are recognized only at the VHL company level, were non-cash and will not recur in future periods. Due to the impact of these losses on the results of the Guarantors, we have separately provided information above for VHL on a company only basis for the year ended December 31, 2024. For condensed financial information of VHL company only as of December 31, 2024 and for the year ended December 31, 2024, see “Schedule I—Condensed Financial Information of Parent Company Only.”

For purposes of the tables above, Guarantors includes a subsidiary that only guarantees the 2025 Unsecured Notes and the 2027 Unsecured Notes. As of December 31, 2024, this subsidiary had total assets and total liabilities of $123.7 million and $82.8 million, respectively, primarily comprised of current assets of $123.5 million and current liabilities of $75.0 million, respectively. This subsidiary also had net income of $9.0 million for the year ended December 31, 2024.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with IFRS Accounting Standards as issued by the IASB. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this Annual Report, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Fleet Accounting—Useful Lives, Depreciation and Residual Value

Our fleet includes vessels and ships, our most significant assets, which we record at cost less accumulated depreciation and impairment. To compute depreciation expense for our vessels or ships, we estimate the useful lives of the major components of the vessels or ships as well as their residual values. Estimates for useful lives and residual values differ between our ocean and expedition ships, which are exposed primarily to salt water and generally operate year-round, and our river vessels, which are exposed primarily to fresh water and generally operate for approximately eight to nine months per year. Depreciation expense for our vessels and ships is computed net of the residual value on a straight-line basis.

We estimate the useful lives of our vessel or ship components based on our estimated period of economic benefit, the seasonal usage of river vessels, the comparable market for ocean and expedition ships, historical experience with river vessels, differences in salt water and freshwater deterioration rates and brokers’ assessments of the useful lives, when available. Given the large and complex nature of our ships, our relatively young fleet and limited market information for river vessels, our accounting estimates related to vessels and ships require considerable judgment and are inherently uncertain. If factors or circumstances cause us to revise our estimates of vessel or ship service lives or projected residual values, depreciation expense could be materially lower or higher. The estimated useful lives of our vessel and ship components generally are as follows:

River vessels
Hull and superstructure	40 - 50 years
Machinery	40 - 50 years
Hotel and restaurant	10 years
Navigation equipment	5 years

Ocean and expedition ships
Hull, deck and machinery	32 years
Interior	24 years

We estimate the residual value of our vessels and ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, the comparable market for ocean and expedition ships, the historical resale value of our river vessels and the higher resale value potential of vessels exposed primarily to fresh water. We estimate the residual value of our vessels or ships at approximately 15% to 20% of the original vessel or ship cost.

We believe we have made reasonable estimates for vessel and ship accounting purposes. However, should certain factors or circumstances cause us to revise our estimates of vessel or ship useful lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in determining whether vessel or ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we had reduced our estimated vessel and ship component useful lives by one year, depreciation expense for the year ended December 31, 2024 would have increased by approximately $16.1 million. If our vessels and ships were estimated to have no residual value, depreciation expense for the year ended December 31, 2024 would have increased by approximately $29.8 million.

Impairment of Vessels and Ships, Including Right-of-Use (“ROU”) Vessel and Ship Assets

We review our property, plant and equipment, including ROU assets, principally vessels and ships, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We evaluate asset impairment at the lowest level for which there are largely independent cash inflows. Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Impairment loss is recognized in depreciation, amortization and impairment in the consolidated statements of operations.

For our vessels and ships, the lowest level for which there are largely independent cash inflows is generally the individual vessel or ship. We consider that the following factors may be indicators of potential impairment: the decision to lay up a vessel or ship, which is to take a vessel or ship out of service, for more than one season; the carrying value of a vessel or ship exceeds the broker estimate of the value of the vessel or ship; significant physical damage to a vessel or ship; significant, adverse changes in the yields or booking curves associated with the vessel or ship; and other general economic factors. The fair value less costs of disposal for vessels and ships may be based on broker estimates. Value in use for vessels or ships is calculated using a discounted cash flow model. The future cash flows are derived from past actual performance and management’s assessment of future performance for the vessel’s or ship’s remaining useful life under multiple scenarios reflecting variability in possible results. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows. We perform this impairment assessment when there are circumstances that indicate that the carrying value of any of our vessels or ships may not be recoverable. However, our conclusions may change if factors or circumstances cause us to revise our assumptions in future periods.

We did not identify any impairment indicators related to vessels and ships as of December 31, 2024 and 2023. For the years ended December 31, 2024 and 2023, we did not recognize any impairment loss related to vessels and ships.

We have five river vessels in Russia and one river vessel in Ukraine, which are not Longships and were built prior to 1991. As a result of the Russia-Ukraine conflict, we cancelled all sailings on these vessels in 2022. These cancellations were an indicator of potential impairment for the Russia and Ukraine vessels during the first quarter of 2022. We estimated the recoverable amount for the vessels in Russia and Ukraine to be zero, based on the uncertainty of if we will resume operations in Ukraine and when we will resume operations in Russia, uncertainty of the future demand for cruises in these regions (including consideration that the historical operating results for these vessels were lower than the other river vessels) and that these are the oldest vessels in our fleet. Additionally, the estimated fair value less costs of disposal if we sold these vessels was zero. Accordingly, we recognized a $28.6 million impairment in the first quarter of 2022 to decrease the carrying value of these vessels to their estimated values in use of zero. The impairment is included in depreciation, amortization and impairment in the consolidated statement of operations for the year ended December 31, 2022.

In the second quarter of 2022, we entered into a charter agreement for the Viking Legend river vessel, which included a sale of the vessel at the end of the lease. Based on the terms of the charter agreement, we determined that the carrying value of the Viking Legend exceeded its fair value less costs of disposal. Due to the similarities between the Viking Legend and the Viking Prestige, including that neither vessel is a Longship and we had a similar strategy for the vessels, we also determined the carrying value of the Viking Prestige exceeded its recoverable amount. Accordingly, we recognized a $13.3 million impairment in the second quarter of 2022, which is included in depreciation, amortization and impairment in the consolidated statement of operations for the year ended December 31, 2022.

Private Placement Derivatives

As of December 31, 2023, the Private Placement liability and the Private Placement derivative related to our Series C Preference Shares. The Series C Preference Shares were accounted for as financial liabilities as certain conversion features were not within our control and could have been cash settled. The equity conversion features were bifurcated from the liabilities as derivatives and were carried at fair value, with changes in value recognized in Private Placement derivatives (loss) gain in the consolidated statements of operations. Our Series C Preference Shares automatically converted into ordinary shares immediately prior to the consummation of our IPO. In connection with this conversion, the Private Placement derivative and Private Placement liability were derecognized with an offsetting amount recognized in equity.

The valuation of the Private Placement derivatives was based on a lattice model methodology, which took into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and various market factors. The valuation was subject to uncertainty because it was measured based on significant unobservable inputs. The value was sensitive to changes in the volatility and the price of our ordinary shares, which was based on the discounted cash flow model. The Private Placement derivative was designated as a Level 3 fair value instrument as the fair value was measured based on significant unobservable inputs, including, but not limited to, ordinary share price, which was based on the discounted cash flow model, and ordinary share volatility. If factors changed and different assumptions had been used, Private Placement derivatives (loss) gain could have been materially different. As of December 31, 2023, the Private Placement derivative was $2,640.8 million. The fair value of the Private Placement derivative as of the Conversion Event was $3,005.0 million, which was based on our IPO price of $24.00 per ordinary share, less the liquidation preference of the Series C Preference Shares prior to their conversion. As described above, the Private Placement derivative was derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of our IPO.

The sensitivity of the fair value of the Private Placement derivative to changes in ordinary share price and ordinary share volatility are outlined below:

Significant unobservable inputs	Fair value as of December 31, 2023 (in thousands)
Fair Value	$2,640,759

Sensitivity Analysis
Ordinary share price
+ 5%	$2,842,062
- 5%	$2,439,916
Ordinary share volatility
+ 5%	$2,643,261
- 5%	$2,639,454

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position(s)
Executive Officers:
Torstein Hagen	82	Chairman and Chief Executive Officer
Leah Talactac	47	President and Chief Financial Officer
Linh Banh	45	Executive Vice President, Finance
Jeff Dash	55	Executive Vice President, Head of Business Development
Karine Hagen	54	Executive Vice President, Product
Anton Hofmann	63	Executive Vice President, Group Operations
Milton Hugh	56	Executive Vice President, Sales
Richard Marnell	59	Executive Vice President, Marketing
Non-Employee Directors:
Richard Fear	71	Director
Morten Garman	78	Director
Paul Hackwell	45	Director
Kathy Mayor	48	Director
Tore Myrholt	68	Director
Pat Naccarato	62	Director
Jack Weingart	58	Director

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Torstein Hagen has served as Chairman of the board of directors and Chief Executive Officer since our founding in 1997. Mr. Hagen has extensive experience in the shipping and cruise industry and served as Chief Executive Officer of Bergen Line from 1976 to 1983 and of Royal Viking Line from 1981 to 1984. He was a member of the board of directors of Holland America Line/HAL Holding N.V. from 1985 to 2015, and he was a member of the board of directors of Kloster Cruise Ltd. from 1993 to 1994. Mr. Hagen was formerly a partner at McKinsey & Company in Europe. Mr. Hagen has a degree in physics from the Norwegian Institute of Technology and an M.B.A. from Harvard University.

Leah Talactac joined Viking in 2006 and serves as President and Chief Financial Officer. Ms. Talactac is responsible for corporate accounting, financial reporting and capital markets. Additionally, Ms. Talactac leads our executive committee and is responsible for corporate governance and board relations. Prior to joining us, Ms. Talactac served as a manager at Ernst & Young LLP, Los Angeles from October 1999 to July 2006. Ms. Talactac received a B.S. in accounting from the University of Southern California, Leventhal School of Accounting.

Linh Banh joined Viking in 2006 and is responsible for worldwide corporate financial planning and analysis. Prior to joining us, Ms. Banh served as Assistant Controller for Alexandria Real Estate Equities, Inc. from July 2005 to August 2006. Ms. Banh served as a senior associate at Ernst & Young LLP, Los Angeles from October 2001 to July 2005. Ms. Banh has a B.A. in business economics with a minor in accounting from the University of California, Los Angeles.

Jeff Dash originally joined Viking in 2001 and currently serves as Head of Business Development. Mr. Dash currently oversees our worldwide ocean fleet operations, as well as sales and marketing for the China market. From 2001 to 2006, Mr. Dash held the position of Senior Vice President of Sales and Worldwide Marketing. From 2009 to 2012, Mr. Dash was a consultant, consulting on matters concerning strategy, international distribution (United Kingdom and Australia expansion) and product expansion (Viking Ocean). Mr. Dash previously served as an executive of Legend Media, a Chinese media marketing company, from 2008 to 2010 and held a management position at Xyience, Inc., from 2006 to 2007. Mr. Dash worked at Princess Cruise Lines from 2000 to 2001 and Renaissance Cruises from 1993 to 1999. Mr. Dash received a B.S. in accounting from Florida International University.

Karine Hagen, daughter of Mr. Hagen, has served in varying capacities at Viking since its inception. Widely recognized as the face of the brand in Viking’s television advertisements and cultural enrichment films, Ms. Hagen is responsible for Viking’s overall branding as well as product development. Prior to Viking, Ms. Hagen held positions with Arthur Andersen, J. Walter Thompson, Genesys and Telenor. Ms. Hagen has degrees in Soviet Studies and Economics from Wellesley College, an M.A. in Russia and East European Studies from Stanford University and an M.B.A. from BI Norwegian Business School.

Anton Hofmann joined Viking in 1998 and currently oversees our worldwide river fleet operations. Mr. Hofmann started his professional career in the hotel business and held a range of positions in hotels in various countries until 1991. Mr. Hofmann has 31 years of experience in the cruise industry. From 1993 to 1997, Mr. Hofmann served as operations manager for I.C.H. International Cruise and Hotel Management, where he supervised the upgrading of operational standards for eight river vessels in Russia and Ukraine. Mr. Hofmann has a degree in hotel management from The Hotel Management School in Innsbruck, Austria.

Milton Hugh joined Viking in 2006 and currently oversees our North American sales and worldwide yield management. Mr. Hugh was employed by Grand Circle Travel Corporation from April 2002 to September 2006, last serving as Senior Vice President of Planning, and was employed by Renaissance Cruises from June 1996 to September 2001, last serving as Director of Strategic Planning and Treasury Operations. Mr. Hugh has a B.S. in finance and an M.B.A. from the University of Miami in Florida.

Richard Marnell joined Viking in 2007 and is currently responsible for worldwide marketing. Mr. Marnell previously served as Operating Vice President of Direct Marketing for The J. Jill Group, Inc. from September 2002 to January 2007. Mr. Marnell was the Vice President of Circulation and Vice President of Product Marketing at Grand Circle Corporation where he worked from September 1993 to September 2002. Mr. Marnell has a B.A. in economics and political science from Fordham University in New York and an M.B.A. from Babson College in Massachusetts.

Non-Employee Directors

The following is a brief summary of the business experience of our non-employee directors.

Richard Fear has served as a member of our board of directors since 2015 and also serves on the board of directors of VCL and our principal shareholder. Mr. Fear is a retired partner of international law firm Conyers Dill & Pearman, where his practice covered a broad range of corporate, capital markets and finance transactions. Mr. Fear is a qualified English solicitor and has also practiced Cayman Islands and Bermuda laws. Prior to his career as a lawyer, Mr. Fear qualified and practiced as a chartered accountant with PricewaterhouseCoopers following which he was managing director of the Cayman Islands subsidiary of a London merchant bank. Mr. Fear has an LL.M. from the University of Cambridge, a LL.B. from the University of Liverpool and a B.Sc. in physics from the University of Exeter.

Morten Garman has served as a member of our board of directors since 2011. Mr. Garman has practiced business and maritime law in Oslo, Norway since 1972, after having served as an assistant judge in Drammen, Norway. In 1977, he co-founded the law firm Gram, Hambro & Garman and is presently the firm’s managing partner. Mr. Garman has served and serves as a member of the board of directors in several companies in the maritime industry. Mr. Garman has a degree in law from the University of Oslo, Norway.

Paul Hackwell has served as a member of our board of directors since 2016. Mr. Hackwell is a partner at TPG Capital and is based in San Francisco, where he leads the Consumer group. Mr. Hackwell joined TPG Capital in 2006 and is a member of the board of directors of Anastasia Beverly Hills, Life Time Group Holdings, Inc., Rodan + Fields, Troon Golf, L.L.C., GRCY Holdings, Inc., Classic Collision, and The American Friends of New College (non-profit). He was also involved in TPG’s investments in Adare Pharmaceuticals, Aptalis Pharma, Arden Group (Gelson’s), AV Homes, Norwegian Cruise Line, Playa Hotels & Resorts and Taylor Morrison. Mr. Hackwell holds an AB Summa Cum Laude from Princeton University, an MPhil from the University of Oxford, where he was a Keasbey Scholar, and an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar.

Kathy Mayor has served as a member of our board of directors since 2021. Ms. Mayor has held multiple Chief Marketing Officer roles, including at Spot Pet Insurance, Transformco (doing business as Sears Home Services and Kenmore Brand), BoxyCharm and Carnival Cruise Line. She has experience in digital transformation and international marketing, having been Chief Digital Officer at Carnival Cruise Line and Senior Vice President of Strategy, CRM and eCommerce at Sands China Ltd. Ms. Mayor also served in various capacities at Las Vegas Sands. Caesars Entertainment, McKinsey & Company, and Procter & Gamble. She previously served on the board of directors of MAV Beauty Brands, TinyBeans and Phunware. Ms. Mayor has a B.S. summa cum laude in management engineering from Ateneo de Manila University and an MBA with distinction from Harvard Business School.

Tore Myrholt has served as a member of our board of directors since 2020. Mr. Myrholt was formerly a senior partner with McKinsey & Company for 25 years, serving on their global board for almost two decades and as chairman of the director’s committee for five years. While at McKinsey & Company, Mr. Myrholt served a large number of institutions in more than 20 countries on topics of leadership, strategy, organizational development, corporate restructuring and M&A. Mr. Myrholt currently serves as an independent advisor and counselor to many executives in Europe and the Middle East. Mr. Myrholt serves as a member of the board of directors in several companies in Europe, the Middle East and Singapore. Mr. Myrholt has a degree from the Norwegian School of Economics and an M.B.A. from Harvard Business School.

Pat Naccarato has served as a member of our board of directors since 2018 and previously served as an alternate director from 2016 to 2018. Mr. Naccarato joined CPP Investments in March 2009 and is currently a Global Leadership Team Managing Director and Head of Active Equities Europe where he leads a team managing public market investments across the European region. He also serves on the Private Equities Investment Committee and the Active Fundamental Equities Investment Committee that reviews investments in these portfolios. In addition, Mr. Naccarato is member of the Active Fundamental Equities management committee, which oversees the strategy, resources and talent needed in managing an investment portfolio of approximately $70 billion Canadian dollars. This is his thirty-fourth year in the investment management industry having managed a variety of global pension and mutual funds over his career, as well a variety of sector-based portfolios. Prior to joining CPP Investments, Mr. Naccarato spent most of his career as a partner at Phillips Hager & North Investment Management. He holds a Bachelor of Mathematics degree with an Accounting major from the University of Waterloo and an M.B.A. from Wilfrid Laurier University. He also holds a Chartered Financial Analyst designation.

Jack Weingart has served as a member of our board of directors since 2021. Mr. Weingart is the Chief Financial Officer and serves on the board of directors of TPG Inc. Mr. Weingart was formerly the Co-Managing Partner of TPG Capital. Between 2006 and 2017, he served as Managing Partner of the Funding Group, which comprises the firm’s fundraising and capital markets activities. Prior to joining TPG in 2006, Mr. Weingart was a Managing Director at Goldman Sachs & Co. LLC, responsible for managing the firm’s West Coast leveraged finance and financial sponsor businesses. He previously served on the board of directors of Chobani, J.Crew International, Inc. and the Awaso Hope Foundation. Mr. Weingart earned a B.S. in electrical engineering and computer sciences from the University of California at Berkeley.

Director Nomination Rights

Pursuant to the Investor Rights Agreement, our principal shareholder has the right to designate four nominees to our board of directors (including the chairperson) and each of CPP Investments and TPG initially had the right to designate two nominees to our board of directors, subject to the maintenance of specified ownership requirements. Mr. Hagen (Chairperson), Mr. Fear, Mr. Garman and Mr. Myrholt were appointed by our principal shareholder. Mr. Hackwell and Mr. Weingart were designated by TPG. Ms. Mayor and Mr. Naccarato were designated by CPP Investments.

As a result of sales in 2024, neither CPP Investments nor TPG maintain the requisite ownership to designate two nominees to our board of directors and instead will each only have the right to designate one nominee to our board of directors for election at our next annual general meeting.

B. Compensation

Directors and Executive Management Compensation

The total amount of compensation paid and benefits in kind provided to our directors and executive officers for services in all capacities to the Company and its subsidiaries for the year ended December 31, 2024 was $304.9 million. The majority of this compensation relates to equity awards that vested upon our IPO.

Under Bermuda law, we are not required to disclose compensation paid to our directors or executive officers on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

The compensation for each of our executive officers is comprised of the following elements for the year ended December 31, 2024: base salary, bonus, vested restricted share units, option exercises, perquisites and benefits under employee benefit plans. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

No portion of the compensation paid to our directors and executive officers for the year ended December 31, 2024 was in the form of option grants.

Profit-Sharing Policy

We have established an unwritten discretionary profit-sharing policy for our executive officers. The policy and its rules were initially developed by the board of directors of Viking River Cruises Ltd at a meeting held on November 22, 2009, and then approved by the board of directors of Viking River Cruises Ltd on January 21, 2010. The policy has been maintained by us over time. Payments have been made under the policy to our executive officers for each year since the policy was adopted, including the year ended December 31, 2024. The policy does not apply to our non-employee directors. The final amount of the profit-sharing payment to an individual is generally based on our consolidated results. Under the terms of the policy, each of our executive officers who is a beneficiary of the policy is generally assigned a target bonus as a percentage of their annual salary when our consolidated results exceed a minimum threshold. In the event that the consolidated results exceed the minimum threshold, each individual’s amount is generally determined by multiplying the base amount by an index applicable to all participants. Discretionary adjustments or modifications to the general terms of our profit-sharing policy may be made based on individual performance or as otherwise determined from time to time by our board of directors based on factors impacting our results. The policy is administered by our Compensation Committee. For the year ended December 31, 2024, 70% of the profit-sharing payment was paid in December 2024 based on forecasted results, with the final amount of the profit-sharing payment to be determined based on the audited results and paid in March 2025. Bonuses are only payable to executive officers who have not tendered their resignation as of the bonus payment date.

Equity Incentive Plans

Viking Holdings Ltd Second Amended and Restated 2018 Equity Incentive Plan

Overview. In connection with our IPO, our board of directors adopted, and our shareholders approved, the second amendment and restatement of the Viking Holdings Ltd 2018 Incentive Plan for the purpose of granting awards as a public company following our IPO (as amended, the “2018 Incentive Plan”), which became effective on the effective date of our registration statement related to our IPO.

The 2018 Incentive Plan enables us to grant awards of incentive options, non-statutory options, restricted shares, RSUs and other share-based awards to our employees, directors and other service providers, as well as the employees, directors and service providers of our affiliates, with respect to our ordinary shares. The awards are granted by our board of directors from time to time, in its sole discretion, and are evidenced by written award agreements. As of December 31, 2024, there were options outstanding with respect to 2,128,724 ordinary shares (with a weighted average exercise price of $15.81) and RSUs outstanding with respect to 1,343,777 ordinary shares. No other types of awards were outstanding under the 2018 Incentive Plan.

Share reserve. As of December 31, 2024, we have reserved 54,600,000 ordinary shares for issuance under the 2018 Incentive Plan, of which approximately 18,706,701 ordinary shares remain available for future issuance, plus any ordinary shares underlying outstanding share awards previously granted under the 2018 Incentive Plan that expire or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the 2018 Incentive Plan will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by our board of directors at any time prior to the first day of a given calendar year.

Options. Option awards may be granted as incentive options or non-statutory options. The plan administrator determines the exercise price per share with respect to each option, which shall in no event be less than 100% of the fair market value of the underlying share on the date the option is granted (or 110% in the case of incentive options granted to individuals then owning more than 10% of the total combined voting power of all classes of our shares), except with respect to certain substitute options granted in connection with a corporate transaction. In certain circumstances, such as a share split, share dividend, recapitalization, merger or any other change in the corporate structure affecting the outstanding shares, the exercise price of outstanding options will be appropriately adjusted.

Options may be exercised at such times as determined by the plan administrator. If a participant’s service relationship with us ends for any reason, any options that have not vested as of the date the participant terminates service with us are forfeited. The term of each option award may not exceed 10 years after the date of grant (or five years in the case of incentive options granted to individuals then owning more than 10% of the total combined voting power of all classes of our shares).

Restricted Shares. Restricted shares may be awarded from time to time in consideration for services or may be offered by the plan administrator for purchase. The plan administrator determines the terms and conditions of restricted shares, including the applicable restriction period and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the restricted shares held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right in accordance with the applicable award agreement.

Restricted Share Units. RSUs may be awarded from time to time on such terms and conditions as the plan administrator determines, including the applicable vesting period and settlement terms. RSUs may be settled in ordinary shares, cash or a combination of cash and ordinary shares as deemed appropriate by the plan administrator. Additionally, dividend equivalents may be credited in respect of the ordinary shares covered by RSUs at the discretion of the plan administrator. If a participant’s service relationship with us ends for any reason, any RSUs held by the participant that have not vested as of the date the participant terminates service are forfeited in accordance with the applicable award agreement, except as otherwise determined by the plan administrator.

Other Share-Based Awards. Other share-based awards may be awarded by the plan administrator and denominated in cash, shares or other securities in such amounts, and on such terms and conditions, as determined by the plan administrator.

Vesting Schedules. The vesting schedules for awards are set forth in the applicable award agreements, as determined by the plan administrator, and provide that the ordinary shares subject to RSU awards vest after all vesting conditions are satisfied. Outstanding RSUs are generally subject to a time vesting condition that will be satisfied on the second anniversary of the vesting commencement date, subject to the participant’s continuous service through such date. Certain RSUs held by our executive officers are subject to time and performance vesting conditions, which are eligible to vest based upon our achievement of certain adjusted net income-based performance targets for the years ending December 31, 2025 to December 31, 2027, on an individual and cumulative basis, and the participant’s continuous service through the applicable vesting date.

Administration. The 2018 Incentive Plan is administered by our Compensation Committee.

Certain Transactions. In the event of any change to our outstanding shares, such as share splits, share dividends, bonus share issues, reverse share split, recapitalization, merger, consolidation, or a combination or exchange of shares or other change in our corporate structure affecting the outstanding shares, the plan administrator shall make appropriate adjustments in order to prevent the dilution or enlargement of benefits under the 2018 Incentive Plan, any such adjustments determined by the plan administrator shall be final, binding and conclusive. In the event of a change in control of the Company, all outstanding unvested awards will become vested and exercisable, unless the awards will be assumed or substituted for by the successor corporation or otherwise continued in effect or replaced pursuant to the terms of the change in control transaction. The plan administrator, in its sole discretion, will determine the treatment of outstanding awards in connection with change in control transaction.

Transfer Restrictions. Awards may not be transferred in any manner by a participant other than in the event of such participant’s death, unless otherwise determined by the plan administrator.

Recoupment. Awards will be subject to the provisions of any applicable clawback policy implemented by the Company and to the extent set forth in such clawback policy.

Amendment and Termination. The 2018 Incentive Plan will terminate 10 years after its adoption in connection with our IPO, unless earlier terminated by our board of directors. Our board of directors may amend or terminate the 2018 Incentive Plan at any time; provided, however, that such amendment or termination does not adversely affect outstanding awards, unless the participants consent or such amendment or termination is required by applicable law.

Viking Holdings Ltd 2024 Employee Share Purchase Plan

Overview. In connection with our IPO, our board of directors adopted, and our shareholders approved, the 2024 ESPP. The purpose of the 2024 ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success. The 2024 ESPP became effective on the effective date of our registration statement related to our IPO. We have not authorized any offerings under the 2024 ESPP as of December 31, 2024.

Share Reserve. As of December 31, 2024, we have reserved 4,680,000 ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP. In addition, the number of shares reserved for issuance under the 2024 ESPP will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year; (2) 4,680,000 ordinary shares; and (3) such smaller number of ordinary shares as determined by our board of directors at any time prior to the first day of a given calendar year.

Qualified and Non-Qualified Offerings Permitted. The 2024 ESPP includes two components: a “423 Component” and a “Non-423 Component.” The 423 Component is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code to allow eligible U.S. employees to purchase our ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, the 2024 ESPP authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of Section 423 of the Code in order to allow deviations necessary to permit participation by eligible service providers who are foreign nationals or employees who are employed outside of the United States while complying with applicable foreign laws. Except as otherwise provided in the 2024 ESPP or determined by the plan administrator, the Non-423 Component will be operated and administered in the same manner as the 423 Component.

Offerings. The 2024 ESPP will be implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may be comprised of one or more purchase periods. The maximum length for an offering under the 2024 ESPP is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire ordinary shares on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of shares, subject to certain limitations.

Participation. On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the 2024 ESPP, will be granted a purchase right to purchase up to that number of ordinary shares purchasable either with a percentage or with a maximum dollar amount, as designated by the plan administrator; provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s earnings during the period that begins on the offering date (or such later date as the plan administrator determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering. In the event that a participant is no longer an eligible employee or eligible service provider, any purchase rights granted to such participant pursuant to any offering under the 2024 ESPP will terminate immediately and we will distribute all of his or her accumulated but unused payroll contributions as soon as practicable.

Purchase Price. The purchase price of ordinary shares acquired pursuant to purchase rights will be not less than the lesser of (1) 85% of the fair market value of the shares on the offering date; or (2) 85% of the fair market value of the shares on the applicable purchase date (i.e., the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions. The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the 2024 ESPP and deposited with our general funds. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner we direct.

Purchase of Shares. The plan administrator will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares will be purchased in accordance with such offering. In connection with each offering, the plan administrator may specify a maximum number of shares of that may be purchased by any participant or all participants. If the aggregate purchase of shares issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any plan administrator action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares available will be made in as uniformly and equitably as possible.

Administration. The 2024 ESPP is administered by our board of directors or a committee thereof if, and to the extent that, our board of directors has delegated such authority to a committee. Our board of directors intends to delegate its authority to administer the 2024 ESPP to our Compensation Committee.

Certain Transactions. In the event of a change in control of the Company, any then-outstanding purchase rights may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for the outstanding purchase rights, then the participants’ accumulated payroll contributions will be used to purchase ordinary shares prior to the change in control (with such purchase date to be determined by the plan administrator) under such purchase rights, and the purchase rights will terminate immediately after such purchase. The plan administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

No Transfers of Purchase Rights. Purchase rights will be exercisable only by a participant during such participant’s lifetime. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if approved by us, by a beneficiary designation.

Amendment, Suspension and Termination. The plan administrator may amend, suspend or terminate the 2024 ESPP at any time; provided, however, that such amendment, suspension or termination does not materially impair any outstanding purchase rights without the participants’ consent, or unless such treatment is required by applicable law or to effect the desired tax, listing or regulatory treatment.

Clawback Policy

We have adopted a clawback policy that is compliant with the NYSE Listing Rules, as required by the Dodd-Frank Act. All incentive-based compensation, including payments under our profit-sharing policy, paid to our executive officers may be subject to reduction, cancelation or recoupment under our written clawback policy and any future clawback policy that we may adopt and any applicable law related to clawback, cancellation, recoupment, recission, payback reduction or other similar actions. A copy of our clawback policy is filed as Exhibit 97 to this Annual Report.

C. Board Practices

None of our directors have a service contract with us that provides for benefits upon termination of service.

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of eight members. Pursuant to the Investor Rights Agreement, any increase or decrease in the number of directors requires the consent of our principal shareholder, CPP Investments and TPG, subject to the maintenance of specified ownership requirements, which were met as of December 31, 2024. Our principal shareholder currently has the right to designate four nominees to our board of directors, CPP Investments and TPG each have the right to designate one nominee to our board of directors, subject to the maintenance of specified ownership requirements. In accordance with our bye-laws our directors are not subject to a set term of office and hold office until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

Our board of directors has determined that Mr. Fear, Mr. Hackwell, Ms. Mayor, Mr. Myrholt, Mr. Naccarato and Mr. Weingart qualify as independent directors in accordance with the rules of the NYSE.

Board Committees

Our board of directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each committee is governed by a charter that is available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this Annual Report.

Pursuant to the Investor Rights Agreement, our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee include one director jointly selected by CPP Investments and TPG, one director selected by our principal shareholder and one independent director selected by our board of directors, subject to the maintenance of specified ownership requirements, which were met as of December 31, 2024.

Audit Committee

The members of our Audit Committee are Mr. Weingart (Chairperson), Mr. Fear and Mr. Naccarato. Our board of directors has determined that each member of our Audit Committee qualifies as an independent director under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. Each member of our Audit Committee also meets the financial literacy requirements of the NYSE. In addition, our board of directors has determined that each of Mr. Weingart, Mr. Fear and Mr. Naccarato qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of our Audit Committee is to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Compensation Committee

The members of our Compensation Committee are Mr. Garman (Chairperson), Mr. Hackwell and Ms. Mayor. The purpose of our Compensation Committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors and (2) monitoring our incentive and stock-based compensation plans.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Mr. Hagen (Chairperson), Mr. Hackwell and Mr. Myrholt.

The purpose of our Nominating and Corporate Governance Committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become members of our board of directors, (2) succession planning for our Chief Executive Officer and other executive officers and (3) setting our corporate governance principles.

Board Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the board of directors of any other entity that has one or more executive officers serving as a member of our board of directors.

D. Employees

As of December 31, 2024, we had approximately 12,000 employees. Of these, approximately 9,000 were employed on our ships and approximately 3,000 were land based, principally located in the United States and Switzerland. On average for 2024, approximately 2,000 of our employees were seasonal employees. We also rely on approximately 1,700 outsourced employees, which includes onboard employees of third-party vendors that provide nautical services.

None of our U.S. employees are subject to collective bargaining agreements or are represented by a union. In certain of the European countries in which we operate, we are required to establish work councils in compliance with local law requirements. We have entered into a collective bargaining agreement with the Norwegian Seafarers’ Union and the Associated Marine Officers’ and Seamen’s Union of the Philippines to set out the terms and conditions of certain employees on our ships, except for those ships registered in the Ordinary Norwegian Registry. We believe that our relationship with our employees and unions is generally good.

E. Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” For information regarding our equity incentive plans, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Equity Incentive Plans.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Security Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares and our special shares as of March 1, 2025 by:

•
each person or group of affiliated persons known by us to own beneficially 5% or more of our issued outstanding ordinary shares or our issued and outstanding special shares; and
•
each of our directors and executive officers.

The beneficial ownership of our ordinary shares and our special shares is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of March 1, 2025. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares.

The percentage of shares beneficially owned is computed on the basis of 315,179,410 ordinary shares and 127,771,124 special shares outstanding as of March 1, 2025. For purposes of the table below, we deem shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of March 1, 2025 to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Viking Holdings Ltd, 94 Pitts Bay Road, Pembroke, Bermuda HM 08.

Shares Beneficially Owned
Name of Beneficial Owner	Number of Ordinary Shares	%	Number of Special Shares	%	Percentage of Total Outstanding	Percentage of Voting Power
5% Shareholders and Selling Shareholders
Viking Capital Limited(1)	107,036,250	34.0	127,704,616	99.9	53.0	86.9
CPP Investment Board PMI-3 Inc.(2)	45,331,610	14.4	—	—	10.2	2.9
TPG VII Valhalla Holdings L.P.(3)	32,858,044	10.4	—	—	7.4	2.1
Select Equity Group, L.P.(4)	17,279,911	5.5	—	—	3.9	1.1

Executive Officers and Directors
Torstein Hagen(1)(5)	108,533,616	34.4	127,704,616	99.9	53.3	87.0
Leah Talactac	*	*	—	—	*	*
Linh Banh	*	*	—	—	*	*
Jeff Dash	*	*	—	—	*	*
Karine Hagen(1)(6)	108,533,616	34.4	127,771,124	100.0	53.3	87.0
Anton Hofmann	*	*	—	—	*	*
Milton Hugh	*	*	—	—	*	*
Richard Marnell	*	*	—	—	*	*
Richard Fear	—	—	—	—	—	—
Morten Garman	—	—	—	—	—	—
Paul Hackwell(7)	—	—	—	—	—	—
Kathy Mayor	—	—	—	—	—	—
Tore Myrholt	*	*	—	—	*	*
Pat Naccarato	—	—	—	—	—	—
Jack Weingart(8)	—	—	—	—	—	—

* Amounts represent less than 1% of issued and outstanding ordinary shares.

(1)

The sole shareholder of Viking Capital Limited is Pallice Global, Inc., which is wholly owned by the Torstein Hagen Interest in Possession Settlement, a Cayman Islands trust (the “Trust”), of which a third-party licensed and regulated institution is the sole trustee. Torstein Hagen is the sole non-discretionary beneficiary of the Trust’s income during his lifetime. In addition, Mr. Hagen and his daughter, Karine Hagen, have discretionary interests in the capital of the Trust. Ms. Hagen is the current protector of the Trust with consent rights over the voting and disposition of securities directly or indirectly owned by the Trust. Mr. Hagen, as the settlor of the Trust, has the power to appoint a new or additional trustee of the Trust and to remove and replace the protector of the Trust. Ms. Hagen, as current protector of the Trust, has the power to remove a trustee of the Trust and, following the settlor’s death, appoint a new or additional trustee. Based on the above, Mr. Hagen and Ms. Hagen may be deemed to share beneficial ownership over the securities beneficially owned by the Trust, including the ordinary shares and special shares owned by Viking Capital Limited.

(2)

Investment and voting power with regard to shares held by CPP Investment Board PMI-3 Inc. rests with Canada Pension Plan Investment Board. John Graham is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting and dispositive power with respect to the ordinary shares beneficially owned by Canada Pension Plan Investment Board. Mr. Graham disclaims beneficial ownership over any such shares. The address of Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.

(3)

The general partner of TPG VII Valhalla Holdings, L.P. is TPG VII SPV GP, LLC, a Delaware limited liability company, whose sole member is TPG GenPar VII, L.P., a Delaware limited partnership, whose general partner is TPG GenPar VII Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG GPCo, LLC, a Delaware limited liability company, whose sole member is TPG Inc., a Delaware corporation, whose shares of Class B common stock (which represent a majority of the combined voting power of the common stock) are held collectively by (i) TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, (ii) Alabama Investments (Parallel), LP, a Delaware limited partnership, whose general partner is Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company (“Alabama Investments”), (iii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, whose general partner is Alabama Investments, and (iv) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, whose general partner is Alabama Investments. The managing member of each of TPG Group Holdings (SBS) Advisors, LLC and Alabama Investments is TPG GP A, LLC, a Delaware limited liability company, which is owned by entities owned by David Bonderman, James G. Coulter and Jon Winkelried. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities held by TPG VII Valhalla Holdings, L.P., except to the extent of their pecuniary interest therein, if any. The address of each of TPG GP A, LLC and Messrs. Bonderman, Coulter and Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(4)

According to a Schedule 13G filed with the SEC on February 14, 2025 jointly by Select Equity Group, L.P., a Delaware limited partnership, and George S. Loening, the majority owner of Select Equity Group, L.P. and managing member of its general partner, Select Equity Group, L.P.’s and Mr. Loening’s share voting and dispositive power over the shares are as noted in the table.

(5)

Consists of (a) the shares described in footnote (1) above, (b) 94,276 ordinary shares subject to stock options that are currently exercisable at an exercise price of $19.13 per share and expire on August 23, 2027 and (c) 1,403,090 ordinary shares held directly by Mr. Hagen.

(6)

Consists of (a) the shares described in footnote (1) above, (b) 94,276 ordinary shares subject to stock options that are currently exercisable at an exercise price of $19.13 per share and expire on August 23, 2027 (c) 1,403,090 ordinary shares held directly by Ms. Hagen and (d) 66,508 special shares held directly by Ms. Hagen.

(7)

Paul Hackwell, who is one of our directors, is a TPG Partner. Mr. Hackwell has no voting or investment power over and disclaims beneficial ownership of the shares held by TPG VII Valhalla Holdings, L.P. The address of Mr. Hackwell is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(8)

Jack Weingart, who is one of our directors, is a TPG Partner. Mr. Weingart has no voting or investment power over and disclaims beneficial ownership of the shares held by TPG VII Valhalla Holdings, L.P. The address of Mr. Weingart is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth Texas 76102.

Our principal shareholder and Karine Hagen hold special shares, which are entitled to 10 votes on all matters upon which the shares are entitled to vote, as compared with our ordinary shares which are entitled to one vote on all such matters.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Significant Changes in Ownership by Major Shareholders

According to a Schedule 13G filed with the SEC on February 14, 2025, Select Equity Group, L.P. and George S. Loening jointly beneficially own more than 5% of our ordinary shares.

On November 22, 2024, we issued 8,733,400 ordinary shares to our principal shareholder upon the exercise of 8,733,400 warrants at a purchase price of $0.01 per share.

On November 21, 2024, TPG sold 3,752,545 ordinary shares and CPP Investments sold 5,177,085 ordinary shares in a transaction effected under Rule 144 of the Securities Act.

On September 13, 2024, in connection with a registered secondary offering by the Company on behalf of CPP Investments and TPG, TPG sold 24,199,053 ordinary shares and CPP Investments sold 10,300,947 ordinary shares.

On May 3, 2024, in connection with our IPO, the Company sold 11,000,000 ordinary shares, CPP Investments sold 31,323,958 ordinary shares and TPG sold 31,323,958 ordinary shares.

On April 30, 2024, our principal shareholder purchased 818,086 ordinary shares from certain shareholders.

Prior to our IPO, we granted RSUs under the 2018 Incentive Plan to certain of our employees, including Torstein Hagen and Karine Hagen, some of which vested and settled for ordinary shares in 2024.

To our knowledge, and based on Section 13 filings with the SEC, other than as disclosed in our other filings with the SEC and this Annual Report, there have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

Holders

As of March 1, 2025, we had two record holders of our ordinary shares in the United States, holding in the aggregate 160,004,975, or 50.8%, of our outstanding ordinary shares. However, our U.S. holders of record include CEDE & CO., a nominee of The Depository Trust Company, which held 127,146,931 of our ordinary shares as of March 1, 2025. Accordingly, we believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by U.S. holders and non-U.S. holders. There are no U.S. holders of record of our special shares.

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2024 with any of the members of the board of directors or their affiliates, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Management Services Agreement

We provide certain finance, accounting and management services to our principal shareholder and its affiliates. In exchange for these services, we charge our principal shareholder for the portion of our salary expense attributable to providing these services. From time to time, we also incur expenses on behalf of our principal shareholder and its affiliates for which we are reimbursed. As of December 31, 2024, current receivables due from our principal shareholder and its affiliates were $0.2 million, related to management services fees and expense reimbursements.

Dividend Distributions

For the year ended December 31, 2024, we paid $46.8 million in dividends, of which $28.6 million related to dividends to the holders of our Series C Preference Shares and $18.2 million related to dividends to the holders of our ordinary shares, special shares and preference shares. All dividends for the year ended December 31, 2024 were declared and paid prior to our IPO. The Series C Preference Shares automatically converted into ordinary shares immediately prior to the consummation of our IPO.

Warrants to our Principal Shareholder

On February 8, 2021, in connection with the issuance of Series C Preference Shares, we issued two warrants to our principal shareholder to purchase up to an aggregate of 8,733,400 ordinary shares at an exercise purchase price of $0.01 per ordinary share. In November 2024, 100% of the warrants vested based on the trading price of our ordinary shares exceeding $23.08 for twenty trading days following expiration of our IPO lock-up. In November 2024, our principal shareholder exercised the vested warrants and we issued 8,733,400 ordinary shares to our principal shareholder.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18—Financial Statements” for the Company’s consolidated financial statements including the notes thereto.

Legal Proceedings

We are subject to litigation from time to time in the ordinary course of business. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our financial position or profitability. No government proceedings are pending or known to be contemplated.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has significant discretion as to whether to distribute dividends. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

B. Significant Changes

Except as otherwise described in this Annual Report, we have not experienced any significant changes since the date of the financial statements included in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

See “Item 9. The Offer and Listing—C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on the NYSE under the symbol “VIK” since May 1, 2024. Prior to that date, there was no public trading market for our ordinary shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

When we refer to our memorandum of association in this Annual Report, we refer to our memorandum of association adopted December 24, 2010, a copy of which is set forth in Exhibit 1.1 to this Annual Report. When we refer to our bye-laws in this Annual Report, we refer to our bye-laws adopted April 30, 2024, a copy of which is set forth in Exhibit 1.2 to this Annual Report. The information required by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Annual Report.

D. Exchange Controls

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our ordinary shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of our securities to and between non-residents of Bermuda for exchange control purposes provided that the ordinary shares are listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to the Company’s performance or its creditworthiness. Accordingly, in giving such consent or permissions, neither the Bermuda Monetary Authority, the Registrar of Companies of Bermuda nor any other relevant Bermuda authority or government body accept any responsibility for the financial soundness, performance or default of the Company’s business or for the correctness of any opinions or statements expressed in this report. Certain issues and transfers of the ordinary shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

E. Taxation

The following is a discussion of the material Bermuda and United States federal income and other tax considerations with respect to us and holders of our ordinary shares. The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

Bermuda Tax Considerations

The following is a general summary of Bermudian tax considerations relating to the ownership and disposal of ordinary shares. We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. However, Bermuda enacted the CIT Act on December 27, 2023. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least 750 million euros in any two of the four previous fiscal years. If the Bermuda constituent entities of a multinational group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks and other financial institutions, insurance companies, pension plans, cooperatives, broker-dealers, expatriates, traders in securities that have elected the mark-to-market method of accounting for their securities, certain former U.S. citizens or long-term residents, regulated investment companies, real estate investment trusts and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly or constructively) 10% or more of our voting or non-voting shares, investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors who are subject to special tax accounting rules, persons who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S. tax, alternative minimum tax, U.S. state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. This summary is based upon the Code, its legislative history, Treasury regulations, administrative pronouncements of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code and the applicable U.S. Treasury regulations thereunder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our ordinary shares, the tax treatment of the partnership and a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax considerations of an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average)

during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Based on the market price of our ordinary shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2024. However, while we do not expect to become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination as to whether we are a PFIC for any taxable year is a facts-intensive determination that depends, in part, upon the composition and classification of our income and assets, which cannot be made until after the end of a taxable year.

If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, certain adverse tax consequences could apply to such U.S. holder, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate some of those adverse consequences. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing our ordinary shares if we are or become a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report the full amount of any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations.

Individuals and certain other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) we are a qualified foreign corporation, which will be the case if our ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. We are listing the ordinary shares on the NYSE and believe that the ordinary shares will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ordinary shares. There can be no assurance that our ordinary shares will be considered or will continue to be considered readily tradable on an established securities market. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares.

Sale or Other Disposition of Ordinary Shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and certain other non-corporate U.S. holders are generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to certain limitations.

U.S Backup Withholding and Information Reporting

Certain U.S. holders of our ordinary shares may, under certain circumstances, be subject to information reporting and backup withholding with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale, exchange or other taxable disposition of ordinary shares, unless such U.S. holder (i) is an exempt recipient and demonstrates this fact when so required; or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by non-U.S. financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by

non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in non-U.S. entities.

Prospective purchasers should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any additional tax consequences resulting from purchasing, holding or disposing of ordinary shares, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction, including estate, gift, and inheritance laws.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. In addition, as soon as practicable after filing, we make such reports available free of charge on our investor relations website at ir.viking.com.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Management Overview

We are exposed to market risks attributable to changes in foreign currency exchange rates, fuel prices, credit risk, taxes and interest rates. In order to reduce and manage these risks, we periodically review and assess our primary financial market risks. Once risks are identified, action is taken to mitigate specific risks.

Foreign Currency Risk

The U.S. dollar is our reporting currency as well as the currency in which most of our revenue is generated. A portion of our revenue is also generated in the British pound, Canadian dollar, Australian dollar and Chinese yuan. For the years ended December 31, 2024 and 2023, 11.5% and 12.0%, respectively, of our total revenue was generated in currencies other than the U.S. dollar. Our foreign currency exposure primarily relates to certain direct costs of cruise, land and onboard, operating expenses and administrative expenses, which are denominated in currencies other than the U.S. dollar. For the years ended December 31, 2024 and 2023, 31.7% and 31.1%, respectively, of total commissions and transportation costs, direct costs of cruise, land and onboard, vessel operating and selling and administration expenses were incurred in currencies other than the U.S. dollar. For these expenses, we estimated that a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in an $86.7 million and $80.3 million effect on our income (loss) before income taxes for the years ended December 31, 2024 and 2023, respectively, not taking into consideration any hedging activities.

Additionally, certain of our loans are denominated in currencies other than the U.S. dollar, primarily the loans for the Viking Neptune and the Viking Saturn, which are denominated in euros. Based on our outstanding Viking Neptune and Viking Saturn loan balances as of December 31, 2024 and 2023, a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $56.2 million and $65.5 million, respectively, decrease or increase on the balance of the bank loans.

We manage our exposure to currency fluctuations through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets, such as having some of our operating and financing obligations in U.S. dollar. From time to time, we enter into forward foreign currency contracts to hedge our euro spending for direct costs of cruise, land and onboard and vessel operating expenses. In 2022 and 2023, we entered into forward foreign currency contracts to purchase €235.0 million and €470.0 million, respectively, at an average euro to U.S. dollar exchange rate of 1.05 and 1.09, respectively. These contracts matured at various dates in 2023 and 2024 and were designated as cash flow hedges for our highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses. In 2024, we entered into similar contracts for €970.0 million at a rate of 1.10, which mature at various dates in 2025 and 2026. There can be no assurance that currency agreements will fully mitigate our risk of loss due to adverse foreign exchange rate movements.

Fuel Price Risk

From time to time, we may use financial instruments to mitigate our exposure to the risk of increases in fuel prices. We may also enter into fuel swap contracts that limit our exposure to fuel price risk related to our ocean ship fuel consumption.

In order to mitigate risks related to fuel prices, we also enter into fixed price fuel contracts for the majority of our expected river fuel consumption in respect of our European itineraries prior to each season. Fuel costs are expensed as incurred at the fixed price, and the fixed price contract is not marked to market. We may incur fees for unused fuel amounts in the period of contract, which may be for non-usage or to roll over unused amounts into the following year. See Notes 24 and 29 in the consolidated financial statements for further information about our fuel contracts.

Credit Risk

We trade only with third parties that we believe are creditworthy. Receivable balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant. Our largest receivables are from highly reputable credit card processors. As we constantly monitor these receivables, the risk of non-collection is unlikely.

Taxes

We operate in a variety of countries, which may subject us to tax or provide for exemptions from tax. Our tax is calculated at current rates on their respective taxable income. Where appropriate, deferred income taxes are determined using the liability method whereby the future expected consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements are recognized as deferred tax assets and liabilities. In addition to or in place of income taxes, virtually all countries where our ships call impose taxes or fees based on the number of days sailed within the country or other applicable measures. These indirect taxes or fees are included in vessel operating expenses in our consolidated statements of operations. When we are a pass-through conduit for collecting and remitting taxes to relevant government authorities, such as sales tax, the effect of such taxes is included in total revenue.

Interest Rate Risk

Our risk management objective for interest rate risk is to minimize the exposure to variability of cash flows arising from changes in interest rates. Certain of our financings have variable interest rates, which subject us to interest rate risk. As of December 31, 2024 and 2023, 7.2% and 10.6%, respectively, of the principal outstanding on our Total Debt had variable interest rates.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

Immediately prior to the consummation of our IPO, all of our outstanding preference shares and Series C Preference Shares converted to ordinary shares on a one-for-one basis. Additionally, all of our authorized Series C Preference Shares, preference shares and non-voting ordinary shares were redesignated into authorized ordinary shares. In connection with our IPO, we also adopted updated bye-laws, a copy of which is set forth in Exhibit 1.2 to this Annual Report. Following our IPO, we have two classes of authorized share capital: ordinary shares and special shares. There have been no modifications to the rights of our security holders since our IPO.

E. Use of Proceeds

The following “Use of Proceeds” information relates to our IPO, in which we issued and sold 11,000,000 ordinary shares and certain selling shareholders sold an aggregate of 62,647,916 ordinary shares. The ordinary shares sold in our IPO were registered pursuant to a registration statement on Form F-1 (File No. 333-278515), which was declared effective by the SEC on April 30, 2024 (the “F-1 Registration Statement”). BofA Securities, Inc. and J.P. Morgan Securities LLC acted as lead underwriters and representatives for the proposed offering. UBS Securities LLC and Wells Fargo Securities, LLC also acted as lead book-running managers. The offering terminated after the sale of all securities registered pursuant to the registration statement.

In connection with the issuance and distribution of ordinary shares in our IPO, we paid underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. The aggregate offering price of the ordinary shares issued and sold by us was $264.0 million, of which we received net proceeds of $243.9 million after deducting underwriting discounts and commissions and other offering expenses upon completion of our IPO. The aggregate offering price of the ordinary shares sold by certain selling shareholders was $1.5 billion. We did not receive any proceeds from the sale of ordinary shares by the selling shareholders in our IPO.

As of December 31, 2024, we have used $136.4 million of the net proceeds from our IPO to satisfy tax withholding and remittance obligation in connection with the settlement of RSUs that vested upon our IPO and $14.6 million for general corporate purposes. We intend to use the remainder of the net proceeds from our IPO as disclosed in the F-1 Registration Statement.

On September 13, 2024, we completed a secondary offering of 34,500,000 ordinary shares on behalf of TPG and CPP Investment for an aggregate offering price of $1,069.5 million, at a price of $31.00 per share, which included the full exercise by the underwriters of their option to purchase an additional 4,500,000 ordinary shares. We did not issue any ordinary shares and did not receive any proceeds from this secondary offering.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2024, our management, with participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to the material weaknesses in our internal control over financial reporting described below.

In connection with the preparation of previously issued financial statements, we identified two material weaknesses: (1) our information system controls around user access, segregation of conflicting duties and change management were not designed or operating effectively; and (2) our controls around the financial statement close process and processes for accounting for non-routine transactions were not designed or operating effectively, including as a result of an inappropriate segregation of conflicting duties, insufficient review of journal entries and account reconciliations and insufficient evidence of performance of controls and review of non-routine transactions. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Despite the material weaknesses identified, we believe our financial reports fairly present our operational performance and financial position during the disclosed years. We performed additional procedures to evaluate the impact on the financial statements and we believe the material weaknesses did not result in any material misstatements to our financial statements. However, these material weaknesses could result in a misstatement of our accounts or disclosures that may result in a material misstatement of our financial statements that may not be prevented or detected.

We continue to implement a plan to remediate these material weaknesses in internal control over financial reporting. We have devoted and intend to continue to devote significant time and resources to enhance the design and implementation of our existing controls and procedures and to create new complementary and compensating controls as needed.

With respect to our information system controls, the following remediation activities, amongst others, are in progress as of December 31, 2024:

•
Implementing new processes and systems to aid in the provisioning and deprovisioning of access;
•
Identifying critical roles and permissions within the IT environment and have initiated reviews to ensure roles and permissions are proper and provide adequate segregation of duties;
•
Reviewing user access roles to identify systemic segregation of duty issues and created a process for conducting regular user access reviews across critical IT systems and applications;
•
Formalizing a standard process for change management to ensure changes to key applications are appropriately reviewed and approved and to enforce appropriate system access and segregation of duties; and
•
Identifying automated controls, key reports and underlying systems that are part of the financial statements and supporting schedules and created standard processes for testing the variations and types of controls and reports ensuring completeness and accuracy.

With respect to our financial statement close process and processes for accounting for non-routine transactions, the following remediation activities, amongst others, are in progress as of December 31, 2024:

•
Implementing journal entry review workflows which enforce segregation of duties;
•
Implementing a reconciliation tool and enhancing the process for account reconciliations;
•
Enhancing procedures to identify and document control considerations around non-routine transactions;
•
Providing ongoing training of employees; and
•
Documenting completeness and accuracy of inputs, and information produced by the entity.

We are committed to remediating the material weaknesses and have made progress in that effort. The actions we have taken are subject to ongoing senior management review, as well as oversight from our Audit Committee. When fully implemented and operational, we believe the measures described above will remediate the underlying causes of the control deficiencies that gave rise to the material weaknesses and strengthen our internal control over financial reporting. Even though management has made significant progress to address the identified material weaknesses, until management has fully implemented the design of controls in accordance with the remediation plan, the applicable controls operate for a sufficient period of time, and management concludes through performing a full assessment, including testing, that the controls are operating effectively, the material weaknesses cannot be considered fully remediated. We will be required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2025.

(b) Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting

We are in the process of implementing procedures and controls to remediate the material weaknesses noted above. Except as described above, there have been no other changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The members of our Audit Committee are Mr. Weingart (Chairperson), Mr. Fear and Mr. Naccarato. Our board of directors has determined that each member of our Audit Committee qualifies as an independent director under the corporate governance standards of the New York Stock Exchange and the independence requirements of Rule 10A-3 of the Exchange Act. Each member of our Audit Committee also meets the financial literacy requirements of the NYSE. In addition, our board of directors has determined that each of Mr. Weingart, Mr. Fear and Mr. Naccarato qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

For information relating to qualifications and experience of each audit committee member, see “Item 6. Directors, Senior Management and Employees.”

Item 16B. Code of Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive and executive financial officers. Our code of business conduct and ethics addresses, among other things, the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The code of business conduct and ethics is available on our website at ir.viking.com/corporate-governance/governance-documents. Any substantive amendment to, or waiver of, a provision of the code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this Annual Report.

Item 16C. Principal Accountant Fees and Services

Ernst & Young AS have acted as our principal accountants for the years ended December 31, 2024 and 2023. The following table summarizes the charge for professional fees rendered in those periods:

	Year Ended December 31,
	2024	2023
(in thousands)
Audit fees (1)	$6,380	$6,079
Audit-related fees (2)	—	50
Tax fees	—	—
All other fees (3)	6	6
Total	$6,386	$6,135

(1)
“Audit fees” are the aggregate fees earned by the Ernst & Young member firms worldwide for the audit of our consolidated annual financial statements, reviews of interim condensed consolidated financial statements, statutory audits or attestation services that are provided in connection with statutory and regulatory filings or engagements, comfort letters and consents, services related to the initial public offering including assistance with and review of documents filed with the SEC.
(2)
“Audit-related fees” are fees charged by the Ernst & Young member firms worldwide for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for agreed-upon procedure engagements.
(3)
“All other fees” are the fees for products and services other than those in the above three categories. This category comprises of subscription services to online content such as accounting reference tools.

All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. Our Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2024 and 2023 were pre-approved by our Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information about purchases of ordinary shares by us and our principal shareholder during fiscal year 2024:

Purchases of Equity Securities by Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2024 to January 31, 2024	–	–	–	–
February 1, 2024 to February 29, 2024	–	–	–	–
March 1, 2024 to March 31, 2024	–	–	–	–
April 1, 2024 to April 30, 2024	5,989,310(1)	$24.00	–	–
May 1, 2024 to May 31, 2024	–	–	–	–
June 1, 2024 to June 30, 2024	–	–	–	–
July 1, 2024 to July 31, 2024	–	–	–	–
August 1, 2024 to August 31, 2024	–	–	–	–
September 1, 2024 to September 30, 2024	–	–	–	–
October 1, 2024 to October 31, 2024	–	–	–	–
November 1, 2024 to November 30, 2024	8,733,400(2)	$0.01	–	–
December 1, 2024 to December 31, 2024	–	–	–	–
Total	14,722,710

(1)
Includes (a) an aggregate of 5,171,224 ordinary shares withheld by us to satisfy tax withholding and remittance obligations and (b) an aggregate of 818,086 ordinary shares purchased by our principal shareholder from certain shareholders at the initial public offering price of $24.00 per share, in each case, on April 30, 2024 in connection with the settlement of RSUs that vested upon our IPO.
(2)
On November 22, 2024, our principal shareholder acquired 8,733,400 ordinary shares upon the exercise of 8,733,400 warrants at a purchase price of $0.01 per share.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The listing rules of the NYSE (the “NYSE Listing Rules”) include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the NYSE Listing Rules that we do not follow.

We are currently a “controlled company” as defined in the NYSE Listing Rules. Upon ceasing to be a “controlled company”, we intend to continue to follow Bermuda corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

•
the requirement that we have a compensation committee that is composed entirely of independent directors;
•
the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors;
•
quorum requirements applicable to meetings of shareholders; and
•
the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of equity compensation plans.

We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NYSE Listing Rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy, which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our insider trading policy aims to promote compliance with applicable insider trading laws, rules and regulations and the NYSE listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

We rely on our technology infrastructure and information systems to interact with our guests, sell our services, utilize our data, support and grow our customer base, and bill, collect and make payments (including processing credit card information). Our technology infrastructure and information systems also support our onboard and onshore operations, as well as our accounting and finance systems and form an integral part of our disclosure and accounting control environment. Our internally developed system and processes, as well as those systems and processes provided by third-party vendors, may be susceptible to damage or interruption from cybersecurity threats, which include any unauthorized access to our information systems that may result in adverse effects on the confidentiality, integrity or availability of such systems or the related information. Potential cybersecurity threats include terrorist or hacker attacks, phishing attacks, the introduction of malicious computer viruses, malware, ransomware, falsification of banking and other information, insider risk or other security breaches. Such attacks have become more and more sophisticated over time, especially as threat actors have become increasingly well-funded. We expect that the sophistication of cyber-threats will continue to evolve as threat actors increase their use of AI and machine-learning technologies. Our board of directors has direct oversight of our management of cybersecurity risks under the direction and supervision of our Executive Vice President, Head of Business Development. Our board of directors receives a comprehensive update on cybersecurity threats and risk mitigation at least annually, and more frequently as relevant.

We have implemented processes to assess, identify and manage cybersecurity risks, including potentially material risks, related to our internal information systems. For example, we established a Cybersecurity Advisory Group, which meets regularly and reports to our Executive Vice President, Head of Business Development. This advisory group is comprised of (1) members of our technology and cybersecurity teams that report to our Executive Vice President, Head of Business Development, some of which have over 15 years of technology and security leadership managing technology and security teams in the travel industry, and (2) officers from our external cybersecurity partner and advisor. Our cybersecurity and technology team leaders have principal responsibility for managing the cybersecurity team, assessing and managing cybersecurity risks and threats, implementing the systems necessary to address such risks and threats and preparing updates for our board of directors.

The Cybersecurity Advisory Group oversees activities related to the monitoring, prevention, detection, mitigation and remediation of cybersecurity risks, and regularly collaborates with industry-leading security partners and professionals with extensive experience and expertise in cybersecurity and risk management. In addition, the Cybersecurity Advisory Group develops and implements cybersecurity risk mitigation strategies and activities throughout the year, including the management of comprehensive incident response plans, oversees the cybersecurity risks posed by third-party vendors and provides regular updates on cybersecurity-related matters to our Executive Vice President, Head of Business Development and our board of directors.

In addition, we engage subject matter experts such as consultants and auditors to assist us in establishing processes to assess, identify and manage potential and actual cybersecurity threats, to actively monitor our systems internally and to provide forensic assistance to facilitate system recovery in the case of an incident. Our cybersecurity team oversees and establishes the parameters of our engagement with these experts to ensure we obtain the supplement assistance needed in this area, if any.

We have adopted the National Institute of Standards and Technology Cybersecurity Framework to continually evaluate and enhance our cybersecurity procedures. Activities include mandatory quarterly online training for all employees, technical security controls, enhanced data protection, the maintenance of backup and protective systems, policy review and implementation, the evaluation and retention of cybersecurity insurance, periodic assessments of third-party service providers to assess cyber preparedness of key vendors and running simulated cybersecurity drills, including vulnerability scanning and penetration testing. These cybersecurity drills are performed both in-house and by third-party service providers. We use automated tools that monitor, detect and prevent cybersecurity risks and partner with an industry leading cybersecurity and managed security services provider to have a security operations center that operates 24 hours a day to alert us to any potential cybersecurity threats. The Cybersecurity Advisory Group, in accordance with our comprehensive incident response plan, escalates events, including to our executive leadership team, legal team and board of directors, as relevant, according to pre-defined criteria.

If there is a cybersecurity incident, we may suffer interruptions in service, loss of assets or data, or reduced functionality. Many of our systems are not redundant, and our disaster recovery planning does not address every potential outcome of a cybersecurity incident. Security breaches of our systems that results in the loss, disclosure, misappropriation of or access to the personal data (including credit card and other financial information) of our guests, prospective guests, vendors or employees could result in governmental investigations, civil liability, regulatory penalties under laws protecting the privacy of personal data, legal claims or proceedings (such as class actions), the inability to accept credit cards as a form of payment, business interruptions, damages to intangible property or loss of consumer confidence, any of which could adversely affect our business, financial condition and results of operations. Although we take steps to ensure our systems and software are secure, it is possible that a cyber attack could result in the loss or compromise of critical data. An actual or perceived cybersecurity incident could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

PART III

Item 17. Financial Statements

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements and the related notes required by Item 18 are included in this Annual Report, beginning on page F-1. The report of Ernst & Young AS, the Company’s independent registered accounting firm with respect to the referenced financial statements, is included on page F-2.

Item 19. Exhibits

Exhibit Number	Description

1.1	Memorandum of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

1.2	Bye-laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

1.3	Certificate of Incorporation on Change of Name (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

2.1*	Description of Securities

2.2

Third Amended and Restated Investor Rights Agreement, by and among the Company, Viking Capital Limited, CPP Investment Board PMI-3 Inc. and TPG VII Valhalla Holdings, L.P. (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

2.3	Form of Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.1

Indenture, dated as of May 8, 2015, by and among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.2

First Supplemental Indenture, dated as of December 14, 2016, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.3

Second Supplemental Indenture, dated as of May 30, 2017, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.4

Third Supplemental Indenture, dated as of July 5, 2017, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.5

Fourth Supplemental Indenture, dated as of November 1, 2017, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.6

Fifth Supplemental Indenture, dated as of January 31, 2018, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.7

Sixth Supplemental Indenture, dated as of July 26, 2019, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.8

Seventh Supplemental Indenture, dated as of May 15, 2020, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.9*

Eighth Supplemental Indenture, dated as October 21, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025

4.10*

Ninth Supplemental Indenture, dated as December 16, 2022, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025

4.11

Tenth Supplemental Indenture, dated as October 24, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025 (incorporated herein by reference to Exhibit 10.1 to the Company’s 6-K, filed October 24, 2024)

4.12*

Eleventh Supplemental Indenture, dated as December 20, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 6.250% Senior Notes Due 2025

4.13

Indenture, dated as of September 20, 2017, by and among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027 (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.14

First Supplemental Indenture, dated as of November 1, 2017, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027 (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.15

Second Supplemental Indenture, dated as of January 31, 2018, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027 (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.16

Third Supplemental Indenture, dated as of February 5, 2018, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027 (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.17

Fourth Supplemental Indenture, dated as of May 15, 2020, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027 (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.18*

Fifth Supplemental Indenture, dated as of October 21, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027

4.19*

Sixth Supplemental Indenture, dated as of March 30, 2022, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027

4.20*

Seventh Supplemental Indenture, dated as of December 16, 2022, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027

4.21

Eighth Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027 (incorporated herein by reference to Exhibit 10.2 to the Company’s 6-K, filed October 24, 2024)

4.22*

Ninth Supplemental Indenture, dated as of December 20, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2027

4.23

Indenture, dated as of February 5, 2018, by and among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.24

First Supplemental Indenture, dated as of March 27, 2018, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.25

Second Supplemental Indenture, dated as of April 11, 2018, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.26*

Third Supplemental Indenture, dated as of March 30, 2022, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028

4.27

Fourth Supplemental Indenture, dated as of October 24, 2024, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 10.3 to the Company’s 6-K, filed October 24, 2024)

4.28

Indenture, dated as of February 2, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.29*

First Supplemental Indenture, dated as of October 21, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029

4.30*

Second Supplemental Indenture, dated as of October 28, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029

4.31*

Third Supplemental Indenture, dated as of March 30, 2022, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029

4.32*

Fourth Supplemental Indenture, dated as of December 16, 2022, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029

4.33

Fifth Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 10.4 to the Company’s 6-K, filed October 24, 2024)

4.34*

Sixth Supplemental Indenture, dated as of December 20, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029

4.35

Indenture, dated as of February 2, 2021, among Viking Ocean Cruises Ship VII Ltd, Viking Cruises Ltd, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Ocean Cruises Ship VII Ltd, 5.625% Senior Secured Notes Due 2029 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.36*

First Supplemental Indenture, dated as of March 30, 2022, among Viking Ocean Cruises Ship VII Ltd, Viking Cruises Ltd, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Ocean Cruises Ship VII Ltd, 5.625% Senior Secured Notes Due 2029

4.37

Second Supplemental Indenture, dated as of October 24, 2024, among Viking Ocean Cruises Ship VII Ltd, Viking Cruises Ltd, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Ocean Cruises Ship VII Ltd, 5.625% Senior Secured Notes Due 2029 (incorporated herein by reference to Exhibit 10.5 to the Company’s 6-K, filed October 24, 2024)

4.38

Indenture, dated as of June 30, 2023, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 9.125% Senior Notes Due 2031 (incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.39

First Supplemental Indenture, dated as of February 23, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 9.125% Senior Notes Due 2031 (incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.40

Second Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 9.125% Senior Notes Due 2031 (incorporated herein by reference to Exhibit 10.6 to the Company’s 6-K, filed October 24, 2024)

4.41*

Third Supplemental Indenture, dated as of December 20, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 9.125% Senior Notes Due 2031

4.42

Revolving Credit Agreement dated as of June 27, 2024, among Viking Cruises Ltd, as Borrower, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.43

First Amendment to Revolving Credit Agreement, dated as October 24, 2024, among Viking Cruises Ltd, as Borrower, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.7 to the Company’s 6-K, filed October 24, 2024)

4.44

Holdings Guarantee Agreement, dated October 24, 2024, among Viking Holdings Ltd, as guarantor, Viking Cruises Ltd, as Borrower, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.8 to the Company’s 6-K, filed October 24, 2024)

4.45*	Guarantee Agreement, dated June 27, 2024, among the Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Administrative Agent

4.46*	Supplement No. 1 to the Guarantee Agreement, dated September 16, 2024, among the Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Administrative Agent

4.47*	Supplement No. 2 to the Guarantee Agreement, dated December 20, 2024, among the Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Administrative Agent

4.48†	Second Amended and Restated 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.49†	2024 Employee Share Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.50	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

8.1*	List of subsidiaries of the Company

11.1*	Insider Trading Policy

12.1*	Section 302(a) Certification of Principal Executive Officer

12.2*	Section 302(a) Certification of Principal Financial Officer

13.1*	Section 906 Certification of Principal Executive Officer

13.2*	Section 906 Certification of Principal Financial Officer

15.1*	Consent of Ernst & Young AS

97.1*	Viking Holdings Ltd Clawback Policy

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

† Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Viking Holdings Ltd

Date: March 11, 2025	By:	/s/ Leah Talactac
	Name:	Leah Talactac
	Title:	President and Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Viking Holdings Ltd

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Viking Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Viking Holdings Ltd (the ”Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fleet Accounting – Useful Lives and Residual Values
Description of the Matter

At December 31, 2024, the carrying value of the Company’s River Vessel & Equipment and Ocean and Expedition Ships & Equipment (collectively, “the fleet”) was $5.6 billion as disclosed in Note 9 to the consolidated financial statements. As further discussed in Note 2.2 to the consolidated financial statements, the fleet is recorded at cost less accumulated depreciation and impairment.

To determine the useful lives of the major components of the fleet, management considers several factors, including the estimated period of economic benefit, seasonal usage of River vessels, the comparable market for Ocean & Expedition ships, historical experience with River vessels and brokers' assessments of useful lives when available.

Management estimates the expected residual value of the major components of their fleet based on estimates of their expected resale value at the end of their useful life to the Company. The estimate takes into consideration several factors, including the comparable market for Ocean and Expedition ships and the historical resale value of the Group’s River vessels.

Auditing the Company’s estimate of the useful lives and expected residual values of the major components of the fleet involved a high degree of subjectivity due to the application of management’s judgement when evaluating the sources of information and data to determine the estimated useful lives and expected residual value assumptions of the fleet, especially where historical and publicly available comparable data is limited. The resulting estimated useful lives and expected residual values both have a significant effect on the measurement of depreciation expense given the magnitude of the carrying amount of the fleet.

How We Addressed the Matter in Our Audit

Our testing of the Company’s estimate of useful lives of the major components of the fleet included, among other procedures, evaluating the reasonableness of the estimated useful lives by comparing management’s data against information from ship brokers’ and shipyards’ assessments. We inspected itineraries to assess the seasonal usage of its river fleet to support management’s assertion of an extended useful life for its river fleet due to less wear and tear. We analyzed external and internal data on comparable older vessels to assess their utilization and validate management’s current expected useful lives for the rest of the fleet.

Our testing of the Company’s expected residual values of the major components of the fleet included, among other procedures, evaluating the reasonableness of the expected residual values of the fleet by comparing to market transactions of ships and vessels close to the end of their useful lives. We compared and evaluated management’s model to assess expected residual values against industry practice. We inspected historical and current publicly available steel prices as they are the largest determinator of the expected residual value of the hulls and machinery component of the vessels and compared these values against management’s expected residual values.

We also assessed the adequacy of disclosures in Note 2.2 and Note 9 to evaluate the Company’s disclosures of both the estimated useful lives and expected residual values of the major components of the fleet.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2010.

Oslo, Norway

March 11, 2025

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD and thousands, except per share data)

		Year Ended December 31,
	Notes	2024	2023	2022
Revenue
Cruise and land		$4,971,282	$4,383,524	$2,955,872
Onboard and other		362,600	326,969	220,107
Total revenue	4	5,333,882	4,710,493	3,175,979

Cruise operating expenses
Commissions and transportation costs		(1,156,610)	(1,053,874)	(769,556)
Direct costs of cruise, land and onboard		(676,760)	(586,234)	(408,652)
Vessel operating	17	(1,280,711)	(1,211,676)	(974,159)
Total cruise operating expenses		(3,114,081)	(2,851,784)	(2,152,367)

Other operating expenses
Selling and administration	2	(883,889)	(789,040)	(682,810)
Depreciation, amortization and impairment	9, 10	(260,844)	(253,719)	(278,056)
Total other operating expenses		(1,144,733)	(1,042,759)	(960,866)
Operating income		1,075,068	815,950	62,746

Non-operating income (expense)
Interest income		69,374	48,027	14,044
Interest expense	18	(380,486)	(528,061)	(438,938)
Currency gain (loss)		31,542	(20,815)	(35,035)
Private Placement derivatives (loss) gain	20	(364,214)	(2,007,089)	808,523
Other financial (loss) income		(261,450)	(151,469)	12,236
Income (loss) before income taxes		169,834	(1,843,457)	423,576
Income tax expense	13	(16,857)	(6,639)	(8,902)
Net income (loss)		$152,977	$(1,850,096)	$414,674

Net income (loss) attributable to Viking Holdings Ltd		$152,331	$(1,850,572)	$414,719
Net income (loss) attributable to non-controlling interests		$646	$476	$(45)

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	22	364,015	221,936	221,936
Diluted	22	366,709	221,936	406,203
Net income (loss) per share attributable to ordinary and special shares
Basic	22	$0.36	$(4.42)	$1.11
Diluted	22	$0.36	$(4.42)	$(0.73)

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in USD and thousands)

		Year Ended December 31,
	Notes	2024	2023	2022
Net income (loss)		$152,977	$(1,850,096)	$414,674
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations		1,082	7,925	12,965
Net change in cash flow hedges	25	(49,112)	1,726	7,589
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods		(48,030)	9,651	20,554

Other comprehensive income (loss) not to be reclassified to net income (loss) in subsequent periods:
Remeasurement (losses) gains on defined benefit plans	16	(1,753)	(3,162)	1
Income tax effect	13	229	412	—
Net other comprehensive (loss) income not to be reclassified to net income (loss) in subsequent periods		(1,524)	(2,750)	1

Other comprehensive (loss) income, net of tax		(49,554)	6,901	20,555
Total comprehensive income (loss)		$103,423	$(1,843,195)	$435,229

Total comprehensive income (loss) attributable to Viking Holdings Ltd		$102,788	$(1,843,657)	$435,278
Total comprehensive income (loss) attributable to non-controlling interests		$635	$462	$(49)

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands)

	Notes	December 31, 2024	December 31, 2023
Assets
Non-current assets
Property, plant and equipment and intangible assets	9	$6,457,104	$5,764,711
Right-of-use assets	10	263,424	268,834
Investments in associated companies	27	12,730	10,473
Deferred tax assets	13	55,428	42,853
Other non-current assets	11	115,460	136,855
Total non-current assets		6,904,146	6,223,726
Current assets
Cash and cash equivalents	5	2,489,672	1,513,713
Accounts and other receivables	6	238,768	344,754
Inventories	7	91,473	54,602
Prepaid expenses and other current assets	8	396,376	427,202
Current receivables due from related parties	27	250	12,316
Total current assets		3,216,539	2,352,587
Total assets		$10,120,685	$8,576,313

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	19	$4,479	$2,253
Share premium	19	5,008,513	(44,565)
Treasury shares	19	(124,109)	—
Other paid-in equity	13, 21	213,329	178,492
Other components of equity	16, 25	(36,108)	13,435
Retained losses		(5,288,833)	(5,422,822)
Equity attributable to shareholders of Viking Holdings Ltd		(222,729)	(5,273,207)
Non-controlling interests		3,752	3,724
Total shareholders’ equity		(218,977)	(5,269,483)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	14	1,823,657	1,757,372
Secured Notes	14	1,017,501	1,015,657
Long-term portion of Unsecured Notes	14	2,025,001	2,270,246
Private Placement liability	20	—	1,394,552
Private Placement derivative	20	—	2,640,759
Long-term portion of lease liabilities	10	207,594	227,956
Other non-current liabilities	15	45,344	175,363
Total non-current liabilities		5,119,097	9,481,905
Current liabilities
Accounts payables		236,382	244,581
Short-term portion of bank loans and financial liabilities	14	220,116	253,020
Short-term portion of Unsecured Notes	14	249,650	—
Short-term portion of lease liabilities	10	28,944	24,670
Deferred revenue	4	4,061,344	3,486,579
Accrued expenses and other current liabilities	12	424,129	355,041
Total current liabilities		5,220,565	4,363,891
Total shareholders’ equity and liabilities		$10,120,685	$8,576,313

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in USD and thousands)

		Attributable to the equity holders of the parent
	Notes	Share capital	Share premium	Treasury shares	Other paid-in equity	Translation adjustment	Pension measurement adjustment	Cash flow hedge	Retained losses	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2022		$2,253	$(44,565)	$—	$115,900	$(16,705)	$2,666	$—	$(3,890,873)	$2,399	$(3,828,925)
Net income		—	—	—	—	—	—	—	414,719	(45)	414,674
Other comprehensive income	16, 25	—	—	—	—	12,969	1	7,589	—	(4)	20,555
Total comprehensive income		—	—	—	—	12,969	1	7,589	414,719	(49)	435,229
Increase to non-controlling interests		—	—	—	—	—	—	—	—	912	912
Dividend distribution	19	—	—	—	—	—	—	—	(46,462)	—	(46,462)
Stock based compensation	21	—	—	—	25,263	—	—	—	—	—	25,263
Income tax impact due to stock based compensation	13	—	—	—	(7,543)	—	—	—	—	—	(7,543)
Balance at December 31, 2022		$2,253	$(44,565)	$—	$133,620	$(3,736)	$2,667	$7,589	$(3,522,616)	$3,262	$(3,421,526)
Balance at January 1, 2023		$2,253	$(44,565)	$—	$133,620	$(3,736)	$2,667	$7,589	$(3,522,616)	$3,262	$(3,421,526)
Net loss		—	—	—	—	—	—	—	(1,850,572)	476	(1,850,096)
Other comprehensive income	16, 25	—	—	—	—	7,939	(2,750)	1,726	—	(14)	6,901
Total comprehensive loss		—	—	—	—	7,939	(2,750)	1,726	(1,850,572)	462	(1,843,195)
Dividend distribution	19	—	—	—	—	—	—	—	(49,634)	—	(49,634)
Stock based compensation	21	—	—	—	17,909	—	—	—	—	—	17,909
Income tax impact due to stock based compensation	13	—	—	—	26,963	—	—	—	—	—	26,963
Balance at December 31, 2023		$2,253	$(44,565)	$—	$178,492	$4,203	$(83)	$9,315	$(5,422,822)	$3,724	$(5,269,483)
Balance at January 1, 2024		$2,253	$(44,565)	$—	$178,492	$4,203	$(83)	$9,315	$(5,422,822)	$3,724	$(5,269,483)
Net income		—	—	—	—	—	—	—	152,331	646	152,977
Other comprehensive loss	16, 25	—	—	—	—	1,093	(1,524)	(49,112)	—	(11)	(49,554)
Total comprehensive income		—	—	—	—	1,093	(1,524)	(49,112)	152,331	635	103,423
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	2	110	243,817	—	—	—	—	—	—	—	243,927
Conversion of Series C Preference Shares to ordinary shares	20	1,843	4,401,090	—	—	—	—	—	—	—	4,402,933
Issuance of ordinary shares for vesting of restricted share units	21	178	—	—	(178)	—	—	—	—	—	—
Ordinary shares withheld related to restricted share units	21	—	—	(124,109)	—	—	—	—	—	—	(124,109)
Issuance of ordinary shares upon exercise of stock options	19	8	12,286	—	—	—	—	—	—	—	12,294

Issuance of ordinary shares for the exercise of warrants	19	87	395,885	—	—	—	—	—	—	—	395,972

Dividend distribution	19	—	—	—	—	—	—	—	(18,342)	(607)	(18,949)
Stock based compensation	19	—	—	—	14,111	—	—	—	—	—	14,111
Income tax impact due to stock based compensation	13	—	—	—	20,904	—	—	—	—	—	20,904
Balance at December 31, 2024		$4,479	$5,008,513	$(124,109)	$213,329	$5,296	$(1,607)	$(39,797)	$(5,288,833)	$3,752	$(218,977)

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD and thousands)

		Year Ended December 31,
	Notes	2024	2023	2022
Cash flows from operating activities
Net income (loss)		$152,977	$(1,850,096)	$414,674
Adjustments to reconcile net income (loss) to net cash flows
Depreciation, amortization and impairment	9, 10	260,844	253,719	278,056
Amortization of debt transaction costs	18	31,722	38,393	34,639
Loss on early extinguishment of debt	18	—	48,114	—
Private Placement derivatives loss (gain)	20	364,214	2,007,089	(808,523)
Foreign currency (gain) loss on loans		(37,805)	11,278	19,264
Non-cash financial loss (gain)		258,623	161,184	(10,709)
Stock based compensation expense	21	14,111	17,909	25,263
Interest income		(69,374)	(48,027)	(14,044)
Interest expense	18	348,764	441,554	404,299
Dividend income		(443)	(3,477)	(763)
Changes in working capital:
Increase (decrease) in deferred revenue	4	574,765	167,401	(167,779)
Changes in other liabilities and assets		184,244	128,705	250,351
Increase in inventories	7	(36,554)	(9,224)	(12,682)
Changes in deferred tax assets and liabilities	13	9,173	(427)	(2,077)
Changes in other non-current assets and other non-current liabilities	11, 15	19,440	15,308	(27,541)
Changes in related party receivables and payables	27	12,066	(2,420)	(401)
Income taxes paid		(4,758)	(5,652)	(9,362)
Net cash flow from operating activities		2,082,009	1,371,331	372,665

Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	9	(917,424)	(673,932)	(954,898)
Capital contribution to associated company	27	(8,500)	(7,000)	—
Proceeds from settlement of investment		—	—	100,000
Prepayment for vessel charter		—	(2,403)	(1,481)
Dividends received		443	3,477	763
Interest received		71,770	45,631	14,114
Net cash flow used in investing activities		(853,711)	(634,227)	(841,502)

Cash flows from financing activities
Repayment of borrowings	14	(308,750)	(963,758)	(227,692)
Proceeds from borrowings	14	400,988	1,069,088	670,307
Transaction costs incurred for borrowings	14	(46,730)	(51,252)	(43,504)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	21	243,927	—	—
Taxes paid related to net share settlement of equity awards	21	(124,109)	—	—
Dividend distribution	21	(18,949)	(49,634)	(46,462)
Proceeds from exercise of stock options	21	12,294	—	—
Penalties paid for early extinguishment of debt	14	—	(32,987)	—
Principal payments for lease liabilities	10	(30,709)	(20,586)	(18,328)
Interest payments for lease liabilities	10	(20,872)	(22,763)	(13,189)
Interest paid		(355,080)	(407,759)	(402,977)
Other		87	—	912
Net cash flow used in financing activities		(247,903)	(479,651)	(80,933)

Change in cash and cash equivalents		980,395	257,453	(549,770)
Effect of exchange rate changes on cash and cash equivalents		(4,436)	3,120	(9,863)
Net increase (decrease) in cash and cash equivalents		$975,959	$260,573	$(559,633)
Cash and cash equivalents
Cash and cash equivalents at January 1	5	$1,513,713	$1,253,140	$1,812,773
Cash and cash equivalents at December 31	5	2,489,672	1,513,713	1,253,140
Net increase (decrease) in cash and cash equivalents		$975,959	$260,573	$(559,633)

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.
CORPORATE INFORMATION

Viking Holdings Ltd (“VHL” or the “Company”) is a Bermuda company, incorporated on July 21, 2010, whose registered address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is registered in Bermuda as an exempted company and, pursuant to Section 14(3) of the Companies Act 1981, has perpetual succession. The Company’s majority shareholder is Viking Capital Limited (“VCAP”), which is registered in the Cayman Islands as an exempted company.

The principal business activity of the Company and its subsidiaries (the “Group”) is to engage in passenger shipping and other forms of passenger transport and as a tour entrepreneur for passengers and related activities in tourism.

Initial Public Offering

On May 3, 2024, the Company closed its initial public offering (the “IPO”) of its ordinary shares. The Company issued 11,000,000 ordinary shares at a public offering price of $24.00 per share. The Company received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In addition, certain existing shareholders sold ordinary shares in the IPO.

Immediately prior to the consummation of the IPO, all outstanding preference shares and Series C Preference Shares converted to ordinary shares on a one-for-one basis (the “Conversion Event”). Additionally, all outstanding options for non-voting ordinary shares and all outstanding restricted share units (“RSUs”) for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares. Additionally, in connection with the IPO, the Company adopted updated bye-laws (“Post IPO Bye Laws”). Following the IPO and in accordance with the Post IPO Bye Laws, the Company has two classes of authorized share capital: ordinary shares and special shares. Each ordinary share is entitled to one vote per share, and each special share is entitled to 10 votes per share.

As a result of the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO, the Private Placement liability and Private Placement derivative were derecognized with an offsetting amount recognized in equity. See Note 20.

All RSUs granted by the Company prior to the IPO were subject to a liquidity vesting condition and some RSUs were also subject to a service condition. Upon the consummation of the IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. In connection with the settlement of the RSUs that vested upon the IPO, the Company withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from the IPO to satisfy tax withholding and remittance obligations. As a result, the Company issued 11,080,440 ordinary shares in connection with the net settlement of RSUs that vested upon the IPO. See Note 21.

Secondary Offering

On September 13, 2024, the Company completed a secondary offering of 34,500,000 ordinary shares on behalf of TPG VII Valhalla Holdings, L.P. (“TPG”) and CPP Investment Board PMI-3 Inc. (“CPP Investments”) at a price of $31.00 per share, which included the full exercise by the underwriters of their option to purchase an additional 4,500,000 ordinary shares (the “Secondary Offering”). The Company did not issue any ordinary shares and did not receive any proceeds from the Secondary Offering. The Company incurred $1.3 million in costs associated with the Secondary Offering, which are included in selling and administration on the consolidated statement of operations.

As of December 31, 2024, the Company had 442,721,700 total ordinary shares and special shares outstanding, comprised of 314,950,576 ordinary shares and 127,771,124 special shares. See Note 19.

2.
BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group (the “consolidated financial statements”) have been prepared in accordance with IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for forward foreign currency contracts, financial assets and liabilities at fair value through profit or loss, the warrant liability and the Private Placement derivative, which are carried at fair value and are re-measured through the consolidated statements of operations and the consolidated statements of other comprehensive income (loss).

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. See Note 2.2 for further discussion.

Except as otherwise noted, all amounts in the consolidated financial statements are presented in United States (“U.S.”) Dollars (“USD” or “$”) and all values are rounded to the nearest thousand ($000). The consolidated statements of cash flows are prepared using the indirect method. The consolidated financial statements are based on the assumption of going concern.

On April 11, 2024, a 26-for-1 share split of the Company’s authorized and issued ordinary shares, special shares, preference shares, non-voting ordinary shares and Series C Preference Shares was effected by way of an increase in capital and bonus issue of 25 shares on each one outstanding share (the “26-for-1 share split”). Contractual agreements which settle in shares, including warrants and share-based payment arrangements, include anti-dilution provisions which provide for the automatic adjustment in the event of share splits. The Company has given retrospective effect to the 26-for-1 share split on all share and per-share amounts, including for such contractual arrangements that settle in shares, for all periods presented, including in Notes 19, 21 and 22.

The consolidated financial statements were approved by the Company’s Board of Directors on March 11, 2025.

Basis of consolidation

The consolidated financial statements comprise the financial statements of VHL and its subsidiaries as of December 31. The financial statements of the subsidiaries are prepared for the same reporting periods as VHL, using consistent accounting policies.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until such control ceases. All intra-group balances, transactions and gains and losses resulting from intra-group transactions are eliminated on consolidation. A list of the Company’s subsidiaries is set out in Note 3.

Non-controlling interests represent the portion of profit or loss and net assets attributable to owners outside the Group related to subsidiaries the Group controls but does not 100% own.

Revision of prior period consolidated financial statements

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2024, the Group identified an error related to the capitalization of interest in the cost of its ships. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, Staff Accounting Bulletins No. 99, Materiality, and No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Group evaluated the materiality of the error and determined the impacts were not material, individually or in the aggregate, to the Group’s previously issued consolidated financial statements for any of the prior quarters or annual periods in which they occurred, but that correcting the error in the current period would be material to the Group’s results of operations for the year ended December 31, 2024.

The Group has revised its prior period financial statements to correct this error, including all impacted footnote disclosures. These revisions impacted each quarter in the year ended December 31, 2024. Revisions for the Group’s previously reported disclosures have been reflected in this Note 2, Note 9, Note 18, Note 22, Note 23 and Note 28.

The following table sets forth revisions to the consolidated statements of operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023			Year Ended December 31, 2022
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
(in USD and thousands, except per share data)
Other operating expenses
Depreciation, amortization and impairment	$(251,311)	$(2,408)	$(253,719)	$(276,513)	$(1,543)	$(278,056)
Total other operating expenses	$(1,040,351)	$(2,408)	$(1,042,759)	$(959,323)	$(1,543)	$(960,866)
Operating income	$818,358	$(2,408)	$815,950	$64,289	$(1,543)	$62,746

Non-operating income (expense)
Interest expense	$(538,974)	$10,913	$(528,061)	$(456,637)	$17,699	$(438,938)
(Loss) income before income taxes	$(1,851,962)	$8,505	$(1,843,457)	$407,420	$16,156	$423,576
Net (loss) income	$(1,858,601)	$8,505	$(1,850,096)	$398,518	$16,156	$414,674

Net (loss) income attributable to Viking Holdings Ltd	$(1,859,077)	$8,505	$(1,850,572)	$398,563	$16,156	$414,719

Net (loss) income per share attributable to ordinary and special shares
Basic	$(4.44)	$0.02	$(4.42)	$1.07	$0.04	$1.11
Diluted	$(4.44)	$0.02	$(4.42)	$(0.77)	$0.04	$(0.73)

The following table sets forth revisions to the consolidated statements of other comprehensive income (loss) for the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023			Year Ended December 31, 2022
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
(in USD and thousands)
Net (loss) income	$(1,858,601)	$8,505	$(1,850,096)	$398,518	$16,156	$414,674
Total comprehensive (loss) income	$(1,851,700)	$8,505	$(1,843,195)	$419,073	$16,156	$435,229

Total comprehensive (loss) income attributable to Viking Holdings Ltd	$(1,852,162)	$8,505	$(1,843,657)	$419,122	$16,156	$435,278

The following table sets forth revisions to the consolidated statement of financial position as of December 31, 2023:

	December 31, 2023
	As Reported	Adjustment	As Revised
(in USD and thousands)
Non-current assets
Property, plant and equipment and intangible assets	$5,684,315	$80,396	$5,764,711
Total non-current assets	$6,143,330	$80,396	$6,223,726
Total assets	$8,495,917	$80,396	$8,576,313

Shareholders’ equity
Retained losses	$(5,503,218)	$80,396	$(5,422,822)
Equity attributable to shareholders of Viking Holdings Ltd	$(5,353,603)	$80,396	$(5,273,207)
Total shareholders’ equity	$(5,349,879)	$80,396	$(5,269,483)
Total shareholders’ equity and liabilities	$8,495,917	$80,396	$8,576,313

The following table sets forth revisions to the consolidated statements of cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023			Year Ended December 31, 2022
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
(in USD and thousands)
Cash flows from operating activities
Net income (loss)	$(1,858,601)	$8,505	$(1,850,096)	$398,518	$16,156	$414,674
Depreciation, amortization and impairment	$251,311	$2,408	$253,719	$276,513	$1,543	$278,056
Interest expense	$452,467	$(10,913)	$441,554	$421,998	$(17,699)	$404,299
Net cash flow from operating activities	$1,371,331	$—	$1,371,331	$372,665	$—	$372,665

The following table sets forth revisions to the consolidated statements of changes in shareholders’ equity for the years ended December 31, 2023 and 2022:

	Retained losses			Total shareholders' equity
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
(in USD and thousands)
Balance at January 1, 2022	$(3,946,608)	$55,735	$(3,890,873)	$(3,884,660)	$55,735	$(3,828,925)
Net income	$398,563	$16,156	$414,719	$398,518	$16,156	$414,674
Total comprehensive income	$398,563	$16,156	$414,719	$419,073	$16,156	$435,229
Balance at December 31, 2022	$(3,594,507)	$71,891	$(3,522,616)	$(3,493,417)	$71,891	$(3,421,526)
Balance at January 1, 2023	$(3,594,507)	$71,891	$(3,522,616)	$(3,493,417)	$71,891	$(3,421,526)
Net loss	$(1,859,077)	$8,505	$(1,850,572)	$(1,858,601)	$8,505	$(1,850,096)
Total comprehensive loss	$(1,859,077)	$8,505	$(1,850,572)	$(1,851,700)	$8,505	$(1,843,195)
Balance at December 31, 2023	$(5,503,218)	$80,396	$(5,422,822)	$(5,349,879)	$80,396	$(5,269,483)

2.1 Changes in accounting policies and disclosures

New and amended standards and interpretations

The Group intends to adopt relevant new and amended accounting standards and interpretations when they become effective. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

In 2024, the Group adopted amendments to IAS 1 Presentation of Financial Statements (“IAS 1”), related to the classification of liabilities as current or non-current and disclosures regarding debt covenants. The IAS 1 amendments did not have a material impact on the Group.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of operations into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing and income taxes” and “profit or loss.” IFRS 18 and the amendments to other standards are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this amendment.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments clarify, among other things, that a financial liability is derecognized on the settlement date. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendments are effective for reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group is currently evaluating the impact of these amendments.

Other than as described above, there are no standards, interpretations, or amendments issued but not yet effective, that are expected to have a material impact on the Group’s consolidated financial statements.

2.2 Critical accounting judgments, estimates and assumptions

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The key sources of estimation of uncertainty at the statement of financial position date, which have a significant risk for causing material adjustments to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Fleet accounting—useful lives, depreciation and residual value

The Group’s fleet includes vessels and ships, the Group’s most significant assets, which the Group records at cost, less accumulated depreciation and impairment. To compute depreciation expense for its vessels or ships, the Group estimates the useful lives of the major components of the vessels or ships as well as their residual values. Estimates for useful lives and residual values differ between the Group’s ocean and expedition ships, which are exposed primarily to salt water and generally operate year-round, and the Group’s river vessels, which are exposed primarily to fresh water and generally operate for approximately eight to nine months per year. Depreciation expense for the Group’s vessels and ships is computed net of the residual value on a straight-line basis.

The Group estimates the useful lives of its vessel or ship components based on its estimated period of economic benefit, the seasonal usage of river vessels, the comparable market for ocean and expedition ships, historical experience with river vessels, differences in salt water and fresh water deterioration rates and brokers’ assessments of the useful lives, when available. Given the large and complex nature of its ships, its relatively young fleet and limited market information for river vessels, the Group’s accounting estimates related to vessels and ships require considerable judgment and are inherently uncertain. If factors or circumstances cause the Group to revise its estimates of vessel or ship service lives or projected residual values, depreciation expense could be materially lower or higher. The estimated useful lives of the Group’s vessel and ship components generally are as follows:

River vessels
Hull and superstructure	40 - 50 years
Machinery	40 - 50 years
Hotel and restaurant	10 years
Navigation equipment	5 years

Ocean and expedition ships
Hull, deck and machinery	32 years
Interior	24 years

The Group estimates the residual value of its vessels and ships based on long-term estimates of their resale value at the end of their useful life to the Group but before the end of their physical and economic lives to others, the comparable market for ocean and expedition ships, the historical resale value of the Group’s river vessels and the higher resale value potential of vessels exposed primarily to fresh water. The Group estimates the residual value of its vessels or ships at approximately 15% to 20% of the original vessel or ship cost.

Impairment of vessels and ships, including right-of-use (“ROU”) vessel and ship assets

The Group reviews its property, plant and equipment, including ROU assets, principally vessels and ships, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Group evaluates asset impairment at the lowest level for which there are largely independent cash inflows. Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Impairment loss is recognized in depreciation, amortization and impairment in the consolidated statements of operations.

For the Group’s vessels and ships, the lowest level for which there are largely independent cash inflows is generally the individual vessel or ship. The Group considers that the following factors may be indicators of potential impairment: the decision to lay up a vessel or ship, which is to take a vessel or ship out of service, for more than one season; the carrying value of a vessel or ship exceeds the broker estimate of the value of the vessel or ship; significant physical damage to a vessel or ship; significant, adverse changes in the yields or booking curves associated with the vessel or ship and other general economic factors. The fair value less costs of disposal for vessels and ships may be based on broker estimates. Value in use for vessels or ships is calculated using a discounted cash flow model. The future cash flows are derived from past actual performance and management’s assessment of future performance for the vessel’s or ship’s remaining useful life under multiple scenarios reflecting variability in possible results. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows. The Group performs this impairment assessment when there are circumstances that indicate that the carrying value of any of the Group’s vessels or ships may not be recoverable. However, the Group’s conclusions may change if factors or circumstances cause the Group to revise its assumptions in future periods.

Private Placement derivative

As of December 31, 2023, the Private Placement liability and the Private Placement derivative related to the Series C Preference Shares. The Series C Preference Shares were accounted for as a financial liability as certain conversion features were not within the control of the Company and could have been cash settled. The equity conversion features were bifurcated from the liability as an embedded derivative, which was carried at fair value, with changes in value recognized in Private Placement derivative (loss) gain in the consolidated statements of operations. The valuation of the Private Placement derivative was based on lattice model methodology, which took into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and various market factors. The valuation was subject to uncertainty because it was measured based on significant unobservable inputs. The value was sensitive to changes in the discounted cash flow model, including changes in expected future cash flows, the USD/EUR forward curve and the discount rates; changes in the discounted cash flow model resulted in changes in the ordinary share price. The valuation of the

Private Placement derivative as of the Conversion Event was based on the IPO price of $24.00 per ordinary share, less the liquidation preference of the Series C Preference Shares prior to their conversion. See Note 20. As described above, the Private Placement derivative was derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO.

2.3 Summary of material accounting policies

Foreign currency translation and transactions

The functional currency of each entity in the Group is principally determined based on the primary currency of the entity’s revenues. The Group also considers each entity’s transactions with other subsidiaries of the Group. The items included in the separate financial statements of each entity are measured using that functional currency. Transactions in non-functional currencies are recorded as follows:

•
All transactions are initially recorded at the rate of exchange at the date of the transaction.
•
Monetary assets and liabilities denominated in non-functional currencies are converted to functional currency using the rate of exchange at the statement of financial position date.
•
Non-monetary assets are converted to functional currency at the rate of exchange in effect at the time that the asset was acquired.
•
Gains or losses on the conversion of monetary assets and liabilities are reflected in currency gain (loss) in the consolidated statements of operations.

Upon consolidation, the statements of financial position and statements of operations of all companies with a functional currency other than the USD are translated from their functional currencies to the USD, the Group’s presentation currency, as follows:

•
All assets and liabilities are translated at the rate of exchange at the statement of financial position date.
•
All items of income and expense are translated at the average rate of exchange in the month the transaction occurred.
•
Any resulting currency gains or losses are recognized as exchange differences on translation of foreign operations in the consolidated statements of other comprehensive income (loss) and as other components of equity on the consolidated statements of financial position.

Cash and cash equivalents

Cash and cash equivalents on the consolidated statements of financial position comprise cash at banks and in hand with an original maturity of three months or less. All credit card and electronic transfer transactions that will be settled quickly, generally within a few days, are classified as cash and cash equivalents as amounts are highly liquid and subject to an insignificant risk of changes in value prior to converting to cash. Cash deposits that have restrictions governing their use which prevent the Group from accessing the funds are classified as restricted cash and are included in other current assets or other non-current assets, based on the remaining length of the restriction.

Financial assets measured at amortized cost

Financial assets are measured at amortized cost if the financial asset is held within a business model whose objective is to collect contractual cash flows and if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method.

Accounts and other receivables

Accounts and other receivables are stated at their nominal value less provisions for bad debts. Management reviews all outstanding receivables amounts at each financial position date to determine expected credit losses.

Inventories

Inventories are recorded at the lower of historic cost, as defined by the first in, first out method and net realizable values. The components of the Group’s inventory include emission allowances, catering supplies, food and beverage, fuel and technical supplies.

Emission Allowances

In 2024, the Group became subject to the EU Emissions Trading System, a cap-and-trade system, which requires the Group to purchase emission allowances for certain emissions in EU waters. Allowances purchased by the Group to comply with the regulation are recorded in inventory in the consolidated statements of financial position at the lower of cost or net realizable value and evaluated for impairment. Emission obligations are recognized as emissions are made. The portion of emission obligations for which the Group has purchased allowances are measured at the carrying value of the emission allowances and any emission obligations in excess of purchased allowances are measured at the fair value of emission allowances. Expenses for emission obligations are recognized in vessel operating in the consolidated statements of operations in the period incurred. Allowances and obligations are derecognized when allowances are surrendered.

Property, plant and equipment

Vessels, Ships and Equipment

Critical accounting judgments, estimates and assumptions related to vessels, ships and equipment are discussed in Note 2.2.

The historical cost of vessels, ships and equipment are comprised of their purchase price, including import duties and non-refundable purchase taxes, interest and other costs incurred during the construction period and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Payments made on newbuilding and refurbishment contracts for vessels or ships are included in fixed assets as vessels or ships under construction. In addition, the Group capitalizes interest on borrowings during the construction period of ships that take a substantial period of time to complete. Capitalized interest is added to the cost of the assets. The aggregate amounts are reclassified to vessels, ships and equipment and depreciated when placed in service.

Vessel and ship equipment is capitalized and depreciated on a straight-line basis over the asset’s life. Renovations and improvements that add value to vessels or ships are capitalized and depreciated on a straight-line basis over the shorter of the useful life of the improvements or the vessels’ or ships’ remaining estimated useful lives. Repair and maintenance costs are expensed when incurred.

Hotel onboard equipment (primarily furniture, food service items and linens) for the vessels or ships is depreciated and replacement costs of such equipment are expensed as incurred. Hotel onboard equipment is depreciated on a straight-line basis over the asset’s life.

Dry-dock costs are incurred when a vessel or ship is taken out of service and relate to activities which are necessary to maintain the vessel’s or ship’s class certification. Capitalized dry-dock costs are depreciated on a straight-line basis over the period until the next dry-dock, which is generally five years.

The assets’ residual values, useful lives and methods of depreciation are reviewed and adjusted, if appropriate.

Other Property, Plant and Equipment

Other property, plant and equipment is stated at historical cost, net of accumulated depreciation and any accumulated impairment losses. The assets are depreciated on a straight-line basis over their estimated useful lives. Estimated useful lives of property, plant and equipment are summarized below:

Furniture	5 years
Office equipment	3 years
Leasehold improvements	Shorter of lease term or related asset life

Costs related to other transportation equipment are allocated to components based on manufacturer guidance. These components are depreciated on a straight-line basis over 10 or 20 years, based on type of component. Useful lives are determined by taking into account the intended use of the components.

Intangible assets, including goodwill

Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition. Intangible assets acquired separate from a business combination are initially recognized at cost. Following initial recognition, intangible assets are carried at initial value less any accumulated amortization and accumulated impairment losses.

The Group’s intangible assets primarily include capitalized software development costs and vessel design costs. The useful lives of intangible assets are assessed to be either finite or indefinite. As of December 31, 2024 and 2023, the Group had no intangible assets with indefinite useful lives, other than goodwill.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life is reviewed at least annually. Estimated useful lives of intangible assets with finite lives are summarized below:

Software	3 to 5 years
Intangible vessel design costs	20 years

Leases

ROU Assets

The Group recognizes ROU assets at the commencement date of the leases, which is the date the asset is available for use. ROU assets are measured at cost, net of accumulated depreciation and any impairment losses and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. An ROU asset is depreciated on a straight-line basis over the shorter of its estimated useful life or the lease term. For leases in which the Group obtains ownership of the lease asset at the end of the lease term, the recognized ROU asset is reclassified to property, plant and equipment upon transfer of ownership.

Lease Liabilities

At the commencement date of the leases, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments), and variable lease payments that depend only on an index or a rate, less any lease incentives. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period incurred. For all leases, except for vessel and ship charters, the Group utilizes the practical expedient to combine lease and non-lease components by asset class. For vessel and ship charters, lease components include fixed and variable lease payments related to the use of the vessel or ship asset and non-lease components include payments for services, such as operating the vessel or ship, which are included in vessel operating in the consolidated statements of operations. The Group allocates the contractual payments to the lease and non-lease component based on the relative stand-alone prices.

In calculating the present value of lease payments, the Group uses an incremental borrowing rate for each lease at the lease commencement date, if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rates are calculated based on the Group’s leases and existing debt instruments adjusted for credit risk, term and currency. After the commencement date, lease liabilities increase based on the accretion of interest using the effective interest method and decrease for lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Group has the option to lease the assets for additional periods beyond the original term for most of its leases. The term for calculating the lease liabilities is the non-cancelable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew or not terminate the lease by considering all relevant factors including importance of the leased asset to operations and cost considerations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Group utilizes the recognition exemptions for short-term leases and low-value asset leases. The expense for short-term leases and low-value asset leases are recognized as vessel operating or selling and administration in the consolidated statements of operations.

Impairment of non-financial assets, including intangible assets

Critical accounting judgments, estimates and assumptions related to vessels, ships and equipment are discussed in Note 2.2.

The Group assesses at each reporting date whether there is an indication that any of its assets, including property, plant and equipment and intangible assets, and ROU assets, may be impaired. If an indication of potential impairment exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. The recoverable amount for each individual asset is the greater of an asset’s fair market value less cost to sell and its value in use. The fair value less cost to sell is the estimated amount obtainable from the sale of an asset in an arm’s length transaction less disposal costs, while value in use is the present value of estimated future cash flows from the continuing use of an asset and from its disposal at the end of its useful life. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance.

Recoverable amounts are estimated for individual assets or, if this is not possible, for the cash-generating unit to which the asset belongs. Where the carrying value of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Investments in associated companies

The Group’s investments in associated companies are accounted for using the equity method because the Group has significant influence over the associated companies. The carrying amount of the investments are adjusted to recognize changes in the Group’s share of the associated companies’ net income (loss) less any dividends. The Group’s share of the associated companies’ net income (loss) is included in other financial (loss) income in the consolidated statements of operations. When the Group contributes or sells an asset to an associated company, the elimination of unrealized gains or losses is recognized as a decrease or an increase in the carrying amount of the investment. Additionally, if the Group’s share of losses of an associated company equals or exceeds the carrying amount of its investment in the associated company, the Group no longer recognizes its share of further income (losses) until its share of the income equals the share of losses not recognized.

Derivative financial instruments that are not hedging instruments

Derivative financial instruments that are not classified as hedging instruments and any embedded derivatives are categorized as financial assets or financial liabilities at fair value through profit or loss. These instruments are measured at fair value with changes in fair value recognized in other financial (loss) income in the consolidated statements of operations.

Derivative financial instruments designated as hedging instruments

From time to time, the Group may use derivative financial instruments, such as forward foreign currency contracts, to hedge its foreign currency risk. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which it will apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements, including the sources of hedge ineffectiveness.

These derivative financial instruments to which hedge accounting applies are initially recognized at fair value. In the consolidated statement of financial position, hedging instruments are included in prepaid expenses and other current assets or other non-current assets when the fair value is positive and in accrued expenses and other current liabilities or other non-current liabilities when the fair value is negative. The effective portion of the unrealized gain or loss on the hedging instrument is recognized in the consolidated statements of other comprehensive income (loss) as net change in cash flow hedges, while any ineffective portion is recognized immediately in the consolidated statements of operations in other financial (loss) income. The amounts accumulated in other comprehensive (loss) income are reclassified to the consolidated statements of operations in the same period during which the hedged cash flows affect the results of operations. When the Group discontinues hedge accounting for all or a portion of its contracts because the hedged item is no longer expected to occur, the Group reclassifies amounts previously included in the cash flow hedge included in shareholders’ equity into the consolidated statements of operations in other financial (loss) income.

Warrant liability

The warrants were accounted for as a financial liability because the terms required the Company to potentially issue a variable number of ordinary shares in the future. The initial fair value of the warrants was recognized as a reduction to retained earnings because the warrants represented a distribution of Company value to a shareholder. The warrant liability was carried at fair value with changes in value recognized through other financial (loss) income in the consolidated statements of operations. In November 2024, all warrants vested and were exercised. Accordingly, the warrant liability was no longer outstanding as of December 31, 2024. See Note 19.

Interest bearing loans and financial liabilities

The Group has several types of interest bearing loans and financial liabilities, including bank loans and financial liabilities, secured notes and unsecured notes and the Private Placement liabilities, which may be referred to as loans, financial liabilities and debt. Interest bearing loans and financial liabilities are initially recognized based on the consideration received less directly attributable transaction costs and, if applicable, any embedded derivatives.

After initial recognition, interest bearing loans and financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Directly attributable transaction costs (“debt transaction costs”) incurred in association with obtaining debt facilities are shown as a reduction of short-term and long-term debt and are amortized over the debt term using the effective interest rate method.

The Group derecognizes a financial liability when it is extinguished, which is when the contract is discharged, cancelled or expires.

Benefit plans

The Group has two defined benefit pension plans for all employees in Switzerland, which are governed by the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (the “BVG”) and are administered by two collective pension funds. The Group’s defined benefit pension plans are contribution-based and provide participants with a minimum guaranteed benefit, which qualifies these plans as defined benefit plans under IAS 19 Employee Benefits.

The foundations of the collective pension funds are responsible for the governance of the plans, where the Group pays contributions for its employees. These contributions are invested as part of the group assets by each foundation and will be used to cover the benefits of each individual plan participant. In certain situations, additional payments or increased periodic contributions by the employer may become due based on the pension plans’ funded status as measured under the BVG, but the Group would not be liable for the obligations of other entities invested in the respective plans.

Actuarial computations of the pension expense and related defined benefit obligations are performed using the projected unit credit method. The determination of the defined benefit obligation and pension expense requires applying assumptions for discount rate, projected retirement age, disability, mortality and expected future compensation. The plan assets are recorded at fair value. The coverage ratio approach is used to determine the Group’s share of the total assets in the collective pension foundations. Future payments under the plan may differ from those estimated.

The current service cost under the plan and related administrative expenses are recognized in the consolidated statements of operations as part of selling and administration expenses. Actuarial gains and losses and the return on plan assets are recognized in the consolidated statements of other comprehensive income (loss) as remeasurement (losses) gains on defined benefit plans.

The Group maintains defined contribution benefit plans for its employees in the U.S. and United Kingdom. Contributions to the defined contribution plans are expensed as incurred.

Contingent liabilities

A contingent liability is a possible obligation as a result of a past event that is dependent on the occurrence of a future event. An existing obligation, in which it is not likely that the entity will have to dispose of economic benefits or where the obligation cannot be measured with sufficient reliability, is also considered as a contingent liability. Contingent liabilities are not recognized in the consolidated financial statements but, if material, are disclosed in the accompanying notes.

Revenue recognition

Revenue is measured based on the consideration specified in the Group’s contracts with customers and revenue is recognized as the performance obligations are satisfied.

Nature of Goods and Services

Cruise and land revenue includes revenue earned primarily from cruises and any other supporting activities, including air, land excursions and customer cancellation revenues. The Group’s performance obligations under these contracts are to provide a cruise vacation and other supporting activities in exchange for the invoiced ticket price. The Group engages third parties to fulfill obligations to customers for air, land and shore excursions but retains the ultimate risks of fulfillment and generally has discretion to select the acceptable carrier and absorbs the risk of cost fluctuations. The Group satisfies the performance obligations and recognizes revenue pro rata over the cruise period, except for land excursions which are recognized when the services are provided, which are either at the beginning or end of the cruise, and cancellation revenues, which are recognized upon cancellation.

Onboard and other revenue includes revenue earned primarily from optional shore excursions and bar revenue. The Group receives payment before or concurrently with the transfer of these goods and services to passengers during the cruise and recognizes revenue at the time of transfer. Services revenues related to China Merchants Viking Cruises Limited (“CMV”), a related party, are recognized over time as the services are performed and are included in onboard and other revenue. When the Group is a pass-through conduit for collecting and remitting taxes to relevant government authorities, such as sales tax, the effect of such taxes is included, net, in the related revenue.

Travel Protection

Also included in cruise and land revenue are revenues related to the Group’s travel protection services. The travel protection services generally include: (1) a refund policy, whereby passengers will receive all or a portion of their deposit value back in cash; (2) a refund policy, whereby passengers will receive all or a portion of their deposit value back in the form of a travel voucher; and (3) a policy that covers events that occur during the trip (“trip events”), such as medical expenses, emergency evacuation and baggage services. A third party insurance company underwrites all coverage for trip events and for the majority of the refund policies.

Where a third party insurance company provides the travel protection service, the Group recognizes revenue, net of the cost of such coverage, at the time the travel protection service is sold to the customer.

Where the Group provides the travel protection service, the Group recognizes revenue as part of the cruise performance obligation pro rata over the cruise period or upon cancellation. Additionally, for passenger cancellations covered by the travel protection services provided by the Group, the Group recognizes a liability for travel protection cancellation reserve for estimated cash and voucher refunds not yet paid or issued.

Payment Terms and Deferred Revenue

Payment terms and cancellation policies vary by country of purchase. A deposit for a future cruise is required at or soon after the time of booking to secure space on the vessel or ship. The Group collects a majority of its deposits for bookings up to and in some cases more than, a year in advance of the departure date with the remaining balances due prior to sailing. Deposits include the total amounts paid by customers prior to sailing, for which the Group is obligated to perform services. These deposits represent contract liabilities, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period. Deferred revenue is a current liability as it relates to the Group’s normal operating cycle.

Premium Cruise Vouchers and Risk Free Vouchers

If the Group cancels sailings, guests generally have the option to receive either a refund in cash for 100% of monies paid to the Group or a Premium Cruise Voucher with a face value of up to 125% of monies paid. Premium Cruise Vouchers can generally be applied to a new booking for up to two years from the voucher issuance date (or longer, if the expiration date is extended) and any unused Premium Cruise Vouchers are refundable for the original amount paid upon expiration. In addition, in the event of travel uncertainty, the Group may temporarily update its cancellation policies to give guests the option to receive a Risk Free Voucher, instead of incurring cancellation penalties. For example, in response to the COVID-19 pandemic, the Group temporarily updated its cancellation policies to give guests the option to cancel cruises closer to the date of departure and receive Risk Free Vouchers instead of incurring cancellation penalties.

Upon issuance, Premium Cruise Vouchers and Risk Free Vouchers are included in deferred revenue for amounts equal to money paid. The Group recognizes revenue over the cruise period to which Premium Cruise Vouchers or Risk Free Vouchers are applied, with a corresponding decrease to deferred revenue. Expired Premium Cruise Vouchers will be refunded to guests in cash, with a corresponding decrease in deferred revenue. The Group recognizes cruise revenue for Risk Free Vouchers that the Group estimates will expire unused over the redemption period for these vouchers.

Commissions and Transportation Costs and Direct Costs of Cruise, Land and Onboard

Expenses from the Group’s cruise operations are recognized at the time the Group provides the services.

Share capital and reserves

Share Premium

Share premium includes the amounts received in excess of par upon the issuance of shares, net of the impact of share repurchases and retirements. When liabilities are derecognized and shares are issued, such as related to the Series C Conversion Event and the exercise of warrants, the amount in excess of par value of shares issued is recognized in share premium.

Treasury Shares

Shares of the Company that are reacquired and not cancelled are treasury shares and recognized at cost as a reduction to equity. No gain or loss is recognized in the consolidated statement of operations for the purchase, sale, issuance or cancellation of the Company's shares. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

Other Paid-In Equity, including Share Based Payment Transactions

The Group recognizes stock based compensation expense for stock based awards granted to employees, including stock options and RSUs, based on the grant date fair value of the awards. The grant date fair value of stock options is estimated using the Black-Scholes option pricing model. Prior to the IPO, the grant date fair value of RSUs was estimated based on the fair value of the Company’s non-voting ordinary shares. Subsequent to the IPO, the grant date fair value of RSUs is based on the ordinary share price. Stock based compensation is recognized in other paid-in equity, with a corresponding cost in the consolidated statements of operations over the period the employee provides service to the Group.

Stock options vest based on the satisfaction of a service condition, which is generally two to four years. Stock options generally expire eight years after grant date.

RSUs granted prior to the IPO had two vesting types. Liquidity-only RSUs vested based on the consummation of an IPO or Change in Control by the Group (“liquidity condition”). Double trigger RSUs vested based on both a liquidity condition and a service condition of two to four years. As the time period to satisfy the liquidity condition was longer than the service period required for all RSUs, the liquidity condition was considered a non-vesting condition under IFRS 2, Share-based payment. For certain RSUs, the vesting of the award accelerated upon the satisfaction of the liquidity condition if the employee remained employed by the Group. The Group considers the likelihood of a non-vesting condition not occurring in the grant date fair value of the RSUs. As a result of the IPO, the liquidity condition for both RSU types was met and the liquidity-only RSUs fully vested. RSUs granted subsequent to the IPO vest based on a service condition, which is typically two years.

Certain jurisdictions require taxes to be withheld from employees upon the settlement of stock based awards. To fulfill this obligation, the terms of the Group’s stock based award agreements permit the Group to withhold the number of shares equal to the monetary value of the employee’s obligation (“net settle”). If the Group net settles stock based awards, the shares net settled for taxes represent a repurchase of the Company’s shares and therefore the amounts are recognized as treasury shares in the consolidated statements of changes in shareholders’ equity and are presented within financing activities in the consolidated statements of cash flows.

The Group recognizes stock based compensation expense over the service period and based on the Group’s best estimate of the number of equity awards for which the service period will ultimately be fulfilled. No expense is recognized for awards granted to employees who do not ultimately fulfill the service requirement.

A deferred tax asset is recognized for the estimated future tax deduction related to stock based awards, with a corresponding amount recognized in deferred tax expense, up to the cumulative stock based compensation expense. Any estimated tax deduction in excess of the cumulative stock based compensation expense is recognized in other paid-in equity. When the stock based awards are exercised or settled, the tax deduction occurs and the deferred tax asset is realized. Amounts included in other paid-in equity relate to both the historical tax deductions and the estimated future tax deductions.

When the terms of stock based awards are modified, the cumulative minimum expense recognized is the expense as if the terms had not been modified, if the original service is satisfied. Additional stock based compensation expense is recognized for any modification that increases the total fair value of the stock based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Retained Losses

Retained losses include accumulated earnings (losses), distributions to shareholders and repurchases and retirement of shares.

All other reserves are as stated in the consolidated statements of changes in shareholders’ equity.

Selling and administration costs

Selling and administration costs include marketing costs, employee costs, office expenses, professional services and other administrative costs. Marketing costs include media advertising, brochure production, direct mail costs, promotional expenses, search engine marketing and other costs that support the ongoing development of the Group’s brand and customer database. Marketing costs are expensed as incurred. For the years ended December 31, 2024, 2023 and 2022, marketing costs were $396.1 million, $353.6 million and $312.4 million, respectively. Employee costs include salaries, stock based compensation, wages, bonus, payroll taxes and other social costs, employee benefit costs, recruiting costs and travel expenses related to land based employees. Office expenses include facility costs, utility costs, office supplies and telecommunication costs. Professional service fees include costs for accounting services, legal services and information technology consulting services. Other administrative costs include corporate insurance, postage and other taxes. Employee costs, office expenses, professional service fees and other administrative expenses are expensed as incurred. Total employee costs, office expenses, professional service fees and other administrative expenses for the years ended December 31, 2024, 2023 and 2022 were $487.8 million, $435.4 million and $370.4 million, respectively.

Income tax

The Group’s companies are subject to taxation in the countries in which they operate and tax is calculated at current rates on their respective taxable income. Deferred income taxes are determined using the deferred tax liability method whereby the future expected impacts of temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements are recognized as deferred tax assets and liabilities. Management evaluates positions taken in the tax returns for situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable temporary differences that will result in taxable amounts in future years. Deferred tax liabilities are not recognized for:

•
Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
•
Temporary differences related to investments in subsidiaries and associated companies, to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized when it is probable that sufficient taxable profit will be available against which the deferred tax assets can be utilized. At each reporting date, the Group assesses unrecognized deferred tax assets and the carrying amount of deferred tax assets. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered within the timeframe or carryback provisions of the applicable statutes. Conversely, the Group reviews deferred tax assets at each reporting date and reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the utilization of part or all of the deferred tax.

Deferred tax assets and liabilities are measured at the enacted tax rates that apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside of the consolidated statements of operations are recognized in correlation to the underlying transaction either in the consolidated statements other comprehensive income (loss) or in the consolidated statements of changes in shareholders’ equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The Group recognizes income tax provisions for uncertain tax positions, based solely on their technical merits, when they are not more likely than not to be sustained upon examination by the relevant tax authority. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate resolution. All interest expense related to income tax liabilities is included in income tax expense.

3.
GROUP STRUCTURE AND RECENT CHANGES

As of December 31, 2024, the Group included the following subsidiaries:

Subsidiary	Ownership	Country of Incorporation
Viking River Cruises Australia Pty. Ltd.	100%	Australia
Viking China Investments Ltd	100%	Bermuda
Viking Cruises Holdings Ltd	100%	Bermuda
Viking Cruises International Ltd (previously Viking Cruises China Ltd)	100%	Bermuda
Viking Cruises Ltd	100%	Bermuda
Viking Cruises USA Ltd	100%	Bermuda
Viking Expedition Ltd	100%	Bermuda
Viking Expedition Ship I Ltd	100%	Bermuda
Viking Expedition Ship II Ltd	100%	Bermuda
Viking Financial Services Ltd	100%	Bermuda
Viking Fulfillment Center Ltd	100%	Bermuda
Viking Investments Asia Ltd	100%	Bermuda
Viking Ocean Cruises Finance Ltd	100%	Bermuda
Viking Ocean Cruises Ltd	100%	Bermuda
Viking Ocean Cruises II Ltd	100%	Bermuda
Viking Ocean Cruises Ship I Ltd	100%	Bermuda
Viking Ocean Cruises Ship II Ltd	100%	Bermuda
Viking Ocean Cruises Ship V Ltd	100%	Bermuda
Viking Ocean Cruises Ship VI Ltd	100%	Bermuda
Viking Ocean Cruises Ship VII Ltd	100%	Bermuda
Viking Ocean Cruises Ship VIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship IX Ltd	100%	Bermuda
Viking Ocean Cruises Ship X Ltd	100%	Bermuda
Viking Ocean Cruises Ship XI Ltd	100%	Bermuda
Viking Ocean Cruises Ship XII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIV Ltd	100%	Bermuda
Viking Ocean Cruises Ship XV Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVI Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIX Ltd	100%	Bermuda
Viking Ocean Cruises Ship XX Ltd	100%	Bermuda
Viking Ocean Cruises Ship XXI Ltd	100%	Bermuda
Viking Ocean Cruises Ship XXII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XXIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XXIV Ltd	100%	Bermuda
Viking River Cruises (Bermuda) Ltd	100%	Bermuda
Viking River Cruises Ltd	100%	Bermuda
Viking River Tours Ltd	100%	Bermuda
Viking Sea Ltd	100%	Bermuda
Viking Services Ltd	100%	Bermuda
Viking Tours Ltd	100%	Bermuda
Viking Services V.R.C.S (Cambodia) Co., Ltd	100%	Cambodia
Shenzhen China Merchants Viking Cruises Tourism Ltd	50%	China
Viking Cruises (Shanghai) Ltd	100%	China
Dilo Holdings Limited	99.8%	Cyprus
Laspenta Holdings Limited	100%	Cyprus
Sherry Nile Cruises Company for Floating Hotels JSC	55%	Egypt
Viking Aton Nile Cruises LLC	95%	Egypt
Viking Osiris Nile Cruises JSC	95%	Egypt
Viking River Cruises Egypt for Floating Hotels (S.A.E.)	95%	Egypt
Viking Catering France SAS	100%	France
Viking Cruises S.A.	100%	France
Ship & Dock Service GmbH	100%	Germany
Viking Technical GmbH	100%	Germany
Viking River Cruises UK Limited	100%	Great Britain
Viking Cruises Asia Limited	100%	Hong Kong
Viking Investments Hong Kong Ltd	100%	Hong Kong
River Dock Danube Investment Ltd.	100%	Hungary
Viking Hungary Kft	100%	Hungary
Viking Kikoto Zartkoruen Mukodo Reszvenytarsasag	100%	Hungary
Viking Travel Services Limited	100%	Isle of Man
Viking River Cruises Limited	100%	Liberia
Viking Croisieres S.A.	100%	Luxembourg
Viking Hydrogen AS	100%	Norway
Viking Cruises Portugal, S.A.	100%	Portugal
Passenger Fleet LLC	100%	Russia
Riverport sro	100%	Slovak Republic
Viking Catering AG	100%	Switzerland
Viking Cruises (Switzerland) AG	100%	Switzerland
Viking River Cruises AG	100%	Switzerland
Viking Fleet Ukraine Ltd.	100%	Ukraine
Viking Ukraine Ltd.	99.9%	Ukraine
Viking Catering USA LLC	100%	USA
Viking Mississippi LLC	100%	USA
Viking Mississippi Services LLC	100%	USA
Viking River Cruises, Inc.	100%	USA
Viking River Cruises (International) LLC	100%	USA
Viking USA LLC	100%	USA

The Group’s new subsidiaries in 2024 included Ship & Dock Service GmbH, Viking Ocean Cruises Ship XXI Ltd, Viking Ocean Cruises Ship XXII Ltd, Viking Ocean Cruises Ship XXIII Ltd and Viking Ocean Cruises Ship XXIV Ltd.

4.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The table below disaggregates total revenue by reportable segment (see Note 23) for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
(in USD and thousands)
River	$2,654,407	$2,341,274	$1,796,498
Ocean	2,196,040	1,945,200	1,189,298
Other	483,435	424,019	190,183
Total revenue	$5,333,882	$4,710,493	$3,175,979

Total revenue for the year ended December 31, 2024 increased by $623.4 million to $5,333.9 million from $4,710.5 million in 2023. The increase was primarily due to higher revenue per passenger cruise day and an increase in passenger cruise days. During the year ended December 31, 2024, the Group operated ships delivered in 2023 for the entire 2024 season, ships delivered in 2024 for part of the 2024 season, including the Viking Hathor, Viking Sobek and Viking Vela, and the Viking Yi Dun accommodation agreement commenced.

Total revenue for the year ended December 31, 2023 increased by $1,534.5 million to $4,710.5 million from $3,176.0 million in 2022. The increase was due to an increase in the size of the Group’s fleet and higher occupancy in 2023 compared to 2022. During the year ended December 31, 2023, the Group operated ships delivered in 2022 for the entire 2023 season. The Group also operated additional ships delivered in 2023, including the Viking Saturn and Viking Aton.

Regional economic trends affect the Group’s revenue and cash flows. The table below disaggregates percentage of passengers by source market, which is the passenger’s home country or region, for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
North America	90.3%	90.5%	92.7%
Other	9.7%	9.5%	7.3%
	100.0%	100.0%	100.0%

The disaggregation by source market is similar across all reportable segments.

The Group’s vessels and ships primarily operate in Europe.

Deferred revenue (contract liability)

Activity in the Group’s deferred revenue for the years ended December 31, 2024 and 2023 is as follows:

(in USD and thousands)
As of January 1, 2023	$3,319,178
Increases due to customer bookings	5,048,883
Revenue recognized	(4,685,181)
Other	(196,301)
As of December 31, 2023	$3,486,579
Increases due to customer bookings	6,111,898
Revenue recognized	(5,291,506)
Other	(245,627)
As of December 31, 2024	$4,061,344

The Group recognized revenue of $5,291.5 million and $4,685.2 million from contract liabilities during the years ended December 31, 2024 and 2023, respectively, which primarily related to the Group’s deferred revenue at the beginning of each year and the cash received in each year. As of December 31, 2024, 97.2% of the $4,061.3 million deferred revenue balance related to sail dates within the next 12 months.

Assets recognized from the costs to obtain a contract with a customer

Prepaid commissions and prepaid credit card fees are incremental costs of obtaining contracts with customers that the Group recognizes as assets, which are included within prepaid expenses and other current assets and other non-current assets on the consolidated statements of financial position.

Prepaid commissions was $55.1 million as of December 31, 2024, of which $49.4 million was included in prepaid expenses and other current assets and $5.7 million was included in other non-current assets on the consolidated statements of financial position. Prepaid commissions increased from $45.5 million as of December 31, 2023 to $55.1 million as of December 31, 2024, due to an increase in commission payments due to higher bookings. The majority of the Group’s prepaid commissions as of December 31, 2023 were expensed and reported within commissions and transportation costs and selling and administration in the consolidated statement of operations for the year ended December 31, 2024. See Note 8.

Prepaid credit card fees increased from $32.5 million as of December 31, 2023 to $40.0 million as of December 31, 2024, primarily due to an increase in cash collected from passengers. The majority of the Group’s prepaid credit card fees as of December 31, 2023 were expensed and reported within direct costs of cruise, land and onboard in the consolidated statement of operations for the year ended December 31, 2024. See Note 8.

5.
CASH AND CASH EQUIVALENTS

A summary of the Group’s cash and cash equivalents as of December 31, 2024 and 2023 is outlined below:

	December 31,
	2024	2023
(in USD and thousands)
Cash at bank and in hand	$2,467,824	$1,481,370
Credit card receivables	21,848	32,343
Total	$2,489,672	$1,513,713

As of December 31, 2024 and 2023, cash at bank and in hand included $147.3 million and $148.2 million, respectively, subject to restrictions on use arising from contracts with third parties.

6.
ACCOUNTS AND OTHER RECEIVABLES

A summary of the Group’s accounts and other receivables as of December 31, 2024 and 2023 is outlined below:

	December 31,
	2024	2023
(in USD and thousands)
Credit card receivables	$87,791	$207,374
Accounts receivable	76,146	49,988
Indirect tax receivables	32,815	41,982
Yard receivables	26,670	19,932
Other	15,346	25,478
Total	$238,768	$344,754

Credit card receivables that are not classified as cash and cash equivalents are included in accounts and other receivables. Credit card receivables, which represent amounts subject to a priority claim from credit card processors, decreased as of December 31, 2024, compared to December 31, 2023, primarily due to a decrease in required balances from credit card processors.

Accounts receivable includes vendor receivables, insurance receivables, airline receivables and passenger receivables.

7.
INVENTORIES

A summary of the Group’s inventories as of December 31, 2024 and 2023 is outlined below:

	December 31,
	2024	2023
(in USD and thousands)
Emission allowances	$32,042	$—
Catering supplies	20,403	16,790
Food and beverage	15,634	14,328
Fuel	13,447	14,011
Technical supplies	9,947	9,473
Total	$91,473	$54,602

As of December 31, 2024, emission allowances represent emission allowances purchased related to the EU Emissions Trading System.

8.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of the Group’s prepaid expenses and other current assets as of December 31, 2024 and 2023 is outlined below:

	December 31,
	2024	2023
(in USD and thousands)
Air	$202,837	$161,992
Operating, product and administration costs	59,198	57,181
Commissions	49,371	39,766
Credit card fees	39,985	32,531
Debt transaction costs	14,419	12,332
Advertising	10,623	10,470
Cash deposits	10,456	20,498
Restricted cash	—	75,786
Other	9,487	16,646
Total	$396,376	$427,202

Air increased as of December 31, 2024, compared to December 31, 2023, primarily due to the timing of air ticket purchases and higher bookings.

Restricted cash related to deposits required by certain credit card processors. The deposits, which decreased to zero as of December 31, 2024, are based on various factors as determined by the credit card processors, including their determination of the Group’s credit risk.

9.
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Movements in property, plant and equipment and intangible assets during the years ended December 31, 2024 and 2023 are outlined below:

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean Ships under Construction	Office Equipment	Land & Buildings	Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2024	$2,621,214	$4,077,141	$111,919	$308,696	$21,486	$21,786	$53,308	$171,145	$7,386,695
Additions	28,801	23,445	275,943	581,479	1,648	2,789	1,784	20,232	936,121
Disposals	(4,510)	(10,300)	—	—	(3,642)	(1,248)	(1,408)	(25,687)	(46,795)
Reclassified from ROU assets	—	1,404	—	—	—	—	—	—	1,404
Reclassified between assets	72,340	482,177	(72,340)	(482,177)	—	—	—	—	—
Reclassification and other	(317)	—	—	—	—	1,828	—	—	1,511
Effect of currency translation	(4,265)	—	(805)	—	(181)	(1,142)	(63)	(220)	(6,676)
Cost as of December 31, 2024	$2,713,263	$4,573,867	$314,717	$407,998	$19,311	$24,013	$53,621	$165,470	$8,272,260
Accumulated depreciation, amortization and impairment as of January 1, 2024	$(983,491)	$(469,152)	$—	$—	$(15,482)	$(8,546)	$(36,293)	$(109,020)	$(1,621,984)
Depreciation and amortization	(80,992)	(121,625)	—	—	(3,163)	(736)	(1,929)	(20,079)	(228,524)
Depreciation and amortization of disposals	728	4,107	—	—	3,617	30	1,172	24,489	34,143
Reclassified from ROU assets	—	(1,404)	—	—	—	—	—	—	(1,404)
Effect of currency translation	1,728	—	—	—	129	526	31	199	2,613
Accumulated depreciation, amortization and impairment as of December 31, 2024	$(1,062,027)	$(588,074)	$—	$—	$(14,899)	$(8,726)	$(37,019)	$(104,411)	$(1,815,156)
Net book value
As of January 1, 2024	$1,637,723	$3,607,989	$111,919	$308,696	$6,004	$13,240	$17,015	$62,125	$5,764,711
As of December 31, 2024	$1,651,236	$3,985,793	$314,717	$407,998	$4,412	$15,287	$16,602	$61,059	$6,457,104

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean Ships under Construction	Office Equipment	Land & Buildings	Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2023	$2,569,098	$3,652,811	$36,755	$203,859	$24,237	$17,816	$52,232	$170,414	$6,727,222
Additions	23,724	20,348	102,541	516,724	2,969	3,491	1,561	13,487	684,845
Disposals	(1,138)	(15,356)	—	—	(5,799)	(23)	(500)	(12,779)	(35,595)
Reclassified from ROU assets	—	7,451	—	—	—	—	—	—	7,451
Reclassified between assets	27,377	411,887	(27,377)	(411,887)	—	—	—	—	—
Effect of currency translation	2,153	—	—	—	79	502	15	23	2,772
Cost as of December 31, 2023	$2,621,214	$4,077,141	$111,919	$308,696	$21,486	$21,786	$53,308	$171,145	$7,386,695
Accumulated depreciation, amortization and impairment as of January 1, 2023	$(889,014)	$(347,707)	$—	$—	$(17,671)	$(7,208)	$(33,975)	$(104,519)	$(1,400,094)
Depreciation, amortization and impairment	(93,692)	(117,107)	—	—	(3,235)	(1,095)	(2,799)	(17,230)	(235,158)
Depreciation and amortization of disposals	—	3,113	—	—	5,481	—	500	12,749	21,843
Reclassified from ROU assets	—	(7,451)		—	—	—	—	—	(7,451)
Effect of currency translation	(785)	—	—	—	(57)	(243)	(19)	(20)	(1,124)
Accumulated depreciation, amortization and impairment as of December 31, 2023	$(983,491)	$(469,152)	$—	$—	$(15,482)	$(8,546)	$(36,293)	$(109,020)	$(1,621,984)
Net book value
As of January 1, 2023	$1,680,084	$3,305,104	$36,755	$203,859	$6,566	$10,608	$18,257	$65,895	$5,327,128
As of December 31, 2023	$1,637,723	$3,607,989	$111,919	$308,696	$6,004	$13,240	$17,015	$62,125	$5,764,711

River vessels

River vessels and equipment and river vessels under construction include amounts attributable to the Group’s river fleet, including vessels improvements and equipment for the Viking Mississippi. In 2012, the Group launched the Longship (“Longship”) series of vessels. As of December 31, 2024, the Group’s river fleet consisted of 83 river vessels, of which 58 are Longships, 10 are small classes based on the Longship design, 13 are other river vessels and two are river vessel charters, including the Viking Mississippi.

During the year ended December 31, 2024, additions to river vessels and equipment included $28.8 million in improvements to river vessels.

During the year ended December 31, 2023, additions to river vessels and equipment included $23.7 million in improvements to river vessels.

During the year ended December 31, 2024, there were $275.9 million in additions to river vessels under construction primarily related to progress payments for eight Longships, two Longships-Seine and one Longship-Douro scheduled for delivery in 2025 and 2026, Egypt river vessels scheduled for delivery between 2025 and 2027, and the Viking Hathor and Viking Sobek, which were delivered in 2024. During the year ended December 31, 2024, the Group reclassified $72.3 million from river vessels under construction to river vessels and equipment in conjunction with the delivery of the Viking Hathor and Viking Sobek.

During the year ended December 31, 2023, there were $102.5 million in additions to river vessels under construction primarily related to eight Longships and two Longships-Seine scheduled for delivery in 2025 and 2026, Egypt river vessels scheduled for delivery between 2024 and 2026, and the Viking Aton, which was delivered in 2023. During the year ended December 31, 2023, the Group reclassified $27.4 million from river vessels under construction to river vessels and equipment, in conjunction with the delivery of the Viking Aton.

Ocean and expedition ships

In 2015, the Group took delivery of its first ocean ship and as of December 31, 2024, the Group had a fleet of 11 ocean ships, which included the Zhao Shang Yi Dun (“Viking Yi Dun”) for select sailings, and the Viking Vela, which was delivered in December 2024. The Viking Yi Dun is owned and operated by CMV.

In 2021, the Group took delivery of its first expedition ship, which is designed for sailings in the polar regions and the Great Lakes of North America. As of December 31, 2024, the Group had a fleet of two expedition ships.

During the year ended December 31, 2024, additions to ocean and expedition ships and equipment included $23.4 million primarily related to improvements for ships made during dry-dock. During the year ended December 31, 2024, the Group also had $6.2 million, net, in disposals related to ocean and expedition ships and equipment, primarily due to ocean dry-dock activities.

During the year ended December 31, 2023, additions to ocean and expedition ships and equipment included $20.3 million primarily related to improvements for ships made during dry-dock. During the year ended December 31, 2023, the Group also had $12.2 million, net, in disposals related to ocean and expedition ships and equipment, primarily due to ocean dry-dock activities.

During the year ended December 31, 2024, the Group capitalized $581.5 million in ocean ships under construction primarily related to ocean shipyard progress payments for the Viking Vela, Viking Vesta, Viking Mira, Viking Libra, Ship XV, Ship XVII, Ship XVIII, and capitalized interest of $20.5 million. The Group reclassified $482.2 million from ocean ships under construction to ocean and expedition ships and equipment, in conjunction with the delivery of the Viking Vela.

During the year ended December 31, 2023, the Group capitalized $516.7 million in ocean ships under construction primarily related to shipyard progress payments for the Viking Saturn, which was delivered in 2023, Viking Vela, Viking Vesta, Viking Mira, Viking Libra, Ship XV, Ship XVI, and capitalized interest of $10.9 million. The Group reclassified $411.9 million from ocean ships under construction to ocean and expedition ships and equipment, in conjunction with the delivery of the Viking Saturn.

Impairment

The Group did not identify any impairment indicators related to property, plant and equipment and intangible assets as of December 31, 2024 and 2023.

The Group has five river vessels in Russia and one river vessel in Ukraine, which are not Longships and were built prior to 1991. As a result of the Russia-Ukraine conflict, in the first quarter of 2022, the Group cancelled all sailings on these vessels. These cancellations were an indicator of potential impairment for these vessels. Accordingly, the Group recognized a $28.6 million impairment to decrease the carrying value of these river vessels to their estimated values in use of zero. The impairment is included in depreciation, amortization and impairment in the consolidated statement of operations for the year ended December 31, 2022.

Additionally, in 2022, the Group entered into a charter agreement for the Viking Legend river vessel, which included a sale of the vessel at the end of the lease. Based on the terms of the charter agreement, the Group determined that the carrying value of the Viking Legend exceeded its fair value less costs of disposal. Due to the similarities between the Viking Legend and Viking Prestige, including that neither vessel is a Longship and the Group has a similar strategy for the vessels, the Group also determined the carrying value of the Viking Prestige exceeded its recoverable amount. Accordingly, the Group recognized a $13.3 million impairment, which is included in depreciation, amortization and impairment in the consolidated statements of operations for the year ended December 31, 2022. Other than as described above, the Group did not identify any impairment indicators as of December 31, 2022.

The Group’s conclusions regarding the valuation of its property, plant and equipment and intangible assets (including goodwill) may change in future periods if factors or circumstances cause the Group to revise its assumptions in future periods, such as inflation or rising interest rates. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance. See Note 2.

Intangible assets

During the year ended December 31, 2024, additions to intangible assets of $20.2 million primarily related to software. Net intangible assets as of December 31, 2024 included software of $33.6 million, vessel design of $14.7 million, goodwill of $8.0 million and other intangible assets of $4.8 million.

During the year ended December 31, 2023, additions to intangible assets of $13.5 million primarily related to software. Net intangible assets as of December 31, 2023 included software of $33.4 million, vessel design of $15.5 million, goodwill of $8.0 million and other intangible assets of $5.2 million.

10.
LEASES

Movements in the Group’s ROU assets during the years ended December 31, 2024 and 2023 are outlined below:

(in USD and thousands)	Vessels and Ships	Buildings	Other	Total

Cost as of January 1, 2024	$225,141	$77,090	$13,982	$316,213

Additions	16,181	1,112	1,767	19,060
Decreases and disposals	—	(3,355)	(66)	(3,421)
Reclassified to property, plant and equipment and intangible assets	—	—	(1,404)	(1,404)
Effect of currency translation	(629)	(461)	(474)	(1,564)

Cost as of December 31, 2024	$240,693	$74,386	$13,805	$328,884

Accumulated depreciation and impairment as of January 1, 2024	(11,676)	(30,865)	(4,838)	(47,379)
Depreciation and impairment	(10,701)	(6,756)	(2,668)	(20,125)
Depreciation of disposals	—	173	66	239
Reclassified to property, plant and equipment and intangible assets	—	—	1,404	1,404
Effect of currency translation	41	204	156	401

Accumulated depreciation and impairment as of December 31, 2024	$(22,336)	$(37,244)	$(5,880)	$(65,460)

Net book value
As of January 1, 2024	$213,465	$46,225	$9,144	$268,834
As of December 31, 2024	$218,357	$37,142	$7,925	$263,424

(in USD and thousands)	Vessels and Ships	Buildings	Other	Total

Cost as of January 1, 2023	$225,141	$69,250	$21,193	$315,584

Additions	—	9,364	1,758	11,122
Disposals and decreases	—	—	(1,759)	(1,759)
Reclassified to property, plant and equipment and intangible assets	—	—	(7,451)	(7,451)
Reclassified to finance lease receivable	—	(1,535)	—	(1,535)
Effect of currency translation	—	11	241	252

Cost as of December 31, 2023	$225,141	$77,090	$13,982	$316,213

Accumulated depreciation and impairment as of January 1, 2023	(3,239)	(25,416)	(9,907)	(38,562)
Depreciation and impairment	(8,437)	(6,692)	(3,432)	(18,561)
Depreciation of disposals	—	—	1,122	1,122
Reclassified to property, plant and equipment and intangible assets	—	—	7,451	7,451
Reclassified to finance lease receivable	—	1,289	—	1,289
Effect of currency translation	—	(46)	(72)	(118)

Accumulated depreciation and impairment as of December 31, 2023	$(11,676)	$(30,865)	$(4,838)	$(47,379)

Net book value
As of January 1, 2023	$221,902	$43,834	$11,286	$277,022
As of December 31, 2023	$213,465	$46,225	$9,144	$268,834

During the year ended December 31, 2024 additions of $19.1 million primarily related to the commencement of the Viking Yi Dun ocean ship accommodation agreement. In February and September 2024, the Group entered into accommodation purchase agreements (the “accommodation agreement”) for cabins on the Viking Yi Dun ocean ship, which is owned and operated by CMV, a related party, from the third quarter of 2024 until the end of 2026. The Group has the option to extend the term for the 2027 season. The accommodation agreement includes both fixed and variable lease payments. The Viking Yi Dun operates in Asia, providing cruises for the Viking Asia and Ocean segments. Upon commencement of the accommodation agreement in September 2024, the Group recognized a $16.0 million ROU asset and a $13.9 million lease liability, which includes lease payments for the 2024 through 2026 seasons. The ROU asset and lease liability include the fixed amounts attributable to the use of the ship asset, while fixed amounts attributable to non-lease components for services and all variable amounts are expensed as incurred and included in vessel operating in the consolidated statements of operations.

During the year ended December 31, 2023 additions of $11.1 million consisted primarily of $9.4 million related to leases for office spaces.

The table below presents the Group’s lease liabilities movements during the years ended December 31, 2024 and 2023:

	2024	2023
(in USD and thousands)
As of January 1	$252,626	$262,410
Additions	16,764	11,122
Decreases and disposals	(3,183)	(1,280)
Interest expense	21,068	22,533
Payments	(47,583)	(41,722)
Effect of currency translation	(1,527)	960
Other	(1,627)	(1,397)
As of December 31	$236,538	$252,626

The table below presents the carrying amounts of the Group’s short-term and long-term lease liabilities as of December 31, 2024 and 2023:

	December 31,
	2024	2023
(in USD and thousands)
Short-term portion of lease liabilities	$28,944	$24,670
Long-term portion of lease liabilities	207,594	227,956
Total	$236,538	$252,626

Total operating expenses related to short-term leases and leases for low-value assets for the years ended December 31, 2024, 2023 and 2022 were $0.6 million, $0.9 million and $1.7 million, respectively. Operating expenses related to variable lease payments for the years ended December 31, 2024 and 2023 were $1.1 million and $2.1 million, respectively. Operating expenses related to variable lease payments for the year ended December 31, 2022 were $17.0 million, which was primarily related to COVID-19 testing labs.

The table below summarizes the timing of future cash payments of the Group’s lease liabilities based on contractual undiscounted cash flows as of December 31, 2024 and 2023:

	December 31,
	2024	2023
(in USD and thousands)
3 months or less	$8,940	$8,398
4 to 12 months	37,481	34,768
1 to 5 years	157,255	161,718
Over 5 years	213,834	249,605
Total	$417,510	$454,489

The vessel charters and accommodation agreement also include future cash payments for non-lease components, which are not included in the table above. Payments for non-lease components include expenses for services, such as management fees and vessel operating expenses, of which certain costs are subject to change based on actual operating expenses. The table above also excludes variable lease payments, including certain payments related to the Viking Yi Dun accommodation agreement which are based on the number of passengers sailed.

The table above excludes amounts for executed lease agreements not yet commenced as of December 31, 2024 and 2023, for underlying assets of which the Group has not yet obtained the right to control the use.

In 2023, the Group entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. The Group has an option to extend the charter for two additional seasons. The contractual payments for the initial term of nine seasons are $24.9 million, which includes payments for both lease and non-lease components.

In September 2024, the Group entered into a lease agreement for buildings and docking locations in Germany, which has an initial term of 13 years with renewal options to extend the term an additional 10 years. The contractual payments for the initial term are $22.1 million, assuming a euro to USD exchange rate of 1.10. The lease agreement has not yet commenced as of December 31, 2024.

11.
OTHER NON-CURRENT ASSETS

A summary of the Group’s other non-current assets as of December 31, 2024 and 2023 is outlined below:

	December 31,
	2024	2023
(in USD and thousands)
Prepaid debt transaction costs	$55,880	$69,239
Security for letters of credit	27,274	50,019
Cash deposits	13,655	3,748
Other	18,651	13,849
Total	$115,460	$136,855

Prepaid debt transaction costs are comprised of the non-current portion of the fees paid in advance of loan and financial liability drawdowns, such as bank fees, commitment fees and export credit guarantee fees.

Security for letters of credit consists primarily of letters of credit required by various travel agencies and tourism regulatory bodies.

12.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of the Group’s accrued expenses and other current liabilities as of December 31, 2024 and 2023 is outlined below:

	December 31,
	2024	2023
(in USD and thousands)
Interest payable	$90,570	$97,387
Operating costs	57,957	55,880
Payroll and employee costs	55,131	25,830
Product and commission costs	35,309	34,124
Air costs	29,929	11,787
Indirect taxes payable	27,869	18,250
Forward foreign currency contracts	24,802	—
Marketing expenses	23,991	30,681
Overhead costs	21,656	23,368
Travel protection cancellation reserve	15,047	9,591
Other	41,868	48,143
Total	$424,129	$355,041

The changes in accrued expenses and other current liabilities are based on the timing of accruals for goods and services and payments.

13.
INCOME TAX

As the Company is a Bermuda entity, its statutory tax rate is in line with Bermuda’s 0% corporate income tax rate for the years ended December 31, 2024, 2023 and 2022. However, the Group operates worldwide and is subject to income tax in the countries where income is earned. The Group files income tax returns in international jurisdictions, including the U.S. federal jurisdiction and various U.S. state jurisdictions.

The income tax expense relates to foreign local taxes as well as temporary differences between book and tax. The major components of income tax expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

Consolidated Statements of Operations
	Year Ended December 31,
	2024	2023	2022
(in USD and thousands)
Current income tax:
Current income tax charge	$(6,926)	$(10,963)	$(10,708)
Adjustments in respect of current income tax of previous year	(758)	3,897	(271)
Deferred income tax:
Relating to origination and reversal of temporary differences	(9,173)	427	2,077
Income tax expense reported in the consolidated statements of operations	$(16,857)	$(6,639)	$(8,902)

Consolidated Statements of Other Comprehensive Income (Loss)
	Year Ended December 31,
	2024	2023	2022
(in USD and thousands)
Tax effect of remeasurement on defined benefit plans	$229	$412	$—
Income tax charged directly to other comprehensive (loss) income	$229	$412	$—

A reconciliation between the income tax expense and income before tax multiplied by Bermuda’s domestic tax rate for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year Ended December 31,
	2024	2023	2022
(in USD and thousands)
Income (loss) before income taxes	$169,834	$(1,843,457)	$423,576
At statutory income tax rate of 0%	—	—	—
Effects of higher tax rates in local jurisdictions	(16,857)	(6,639)	(8,902)
Income tax expense reported in the consolidated statements of operations	$(16,857)	$(6,639)	$(8,902)

Deferred Income Tax

Deferred income tax relates to the following:

	Consolidated statements of financial position		Consolidated statements of operations, consolidated statements of other comprehensive income (loss) and consolidated statements of changes in shareholders’ equity
	December 31,		Year Ended December 31,
	2024	2023	2024	2023	2022
(in USD and thousands)
Property, plant and equipment and intangible assets	$422	$(3,066)	$3,488	$(726)	$2,981
Prepaid credit card fees and commissions	(16,921)	(14,001)	(2,920)	(2,510)	(1,792)
Stock based compensation	10,669	44,916	(34,247)	31,081	(4,766)
Net operating losses	47,797	1,993	45,804	630	(1,711)
ROU assets	(6,441)	(8,046)	1,605	(230)	4,107
Lease liabilities	13,907	15,815	(1,908)	1,230	(3,912)
Other	1,298	1,160	138	(1,673)	(373)
Deferred income tax			$11,960	$27,802	$(5,466)
Net deferred tax asset	$50,731	$38,771

Deferred tax asset	$55,428	$42,853
Deferred tax liability	(4,697)	(4,082)
Deferred tax asset, net	$50,731	$38,771

Reconciliation of deferred tax asset, net
	2024	2023
As of January 1	$38,771	$10,969
Change in deferred taxes during the period recognized in the consolidated statements of operations	(9,173)	427
Change in deferred taxes during the period recognized in the consolidated statements of other comprehensive income (loss)	229	412
Change in deferred taxes during the period recognized in the consolidated statements of changes in shareholders’ equity	20,904	26,963
As of December 31	$50,731	$38,771

As of December 31, 2024 and 2023, the Group had $33.8 million and $21.4 million, respectively, in unused tax losses for which no deferred tax assets were recognized in the consolidated statements of financial position for all jurisdictions other than Bermuda. Of the $33.8 million unused tax losses as of December 31, 2024, $0.5 million will begin to expire in 2026 and $33.3 million do not expire. As of December 31, 2024 and 2023, the Group had $17.3 million and $20.4 million, respectively, in deductible temporary differences for which no deferred tax asset was recognized in the consolidated statements of financial position.

In December 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”), which applies to Bermuda entities that are part of multinational enterprise groups with annual revenues of €750 million or more, effective beginning on January 1, 2025. The CIT Act imposes a new corporate income tax rate of 15%. As part of the transition into the CIT Act, companies can elect to calculate an opening tax loss carryforward based on cumulative losses for 2020 to 2024, which can be used to offset taxable income beginning in 2025. Additionally, income arising from international shipping is exempted from the scope of the CIT Act to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. The tax imposed under the CIT Act will be applicable to the Group and the Group expects that its income arising from international shipping will be exempt from such tax in Bermuda. As of December 31, 2024, the Group had $594.4 million in cumulative unused tax losses for 2020 to 2024 in Bermuda related to non-exempt income for which no deferred tax assets were recognized in the consolidated statements of financial position. Tax losses in Bermuda do not expire.

The Group generates a portion of its cruise income from its international ocean and expedition cruises from sources within the U.S. Under Section 883 (“Section 883”) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), certain foreign corporations are exempt from U.S. federal income or branch profits tax on U.S. source income derived from or incidental to the international operation of vessels or ships. Section 883 does not exempt U.S. source income derived from a U.S. domestic trade or business. The Group has assessed that it qualifies for the benefits of Section 883. However, qualification for Section 883 depends upon various factors, including a specified percentage of the Group’s shares being owned, directly or indirectly, by shareholders who meet certain requirements, and can be challenged or could change in the future. Provisions of the Code, including Section 883, are subject to change at any time, and changes could occur in the future with respect to the identity, residence or holdings of the Group’s direct or indirect shareholders, which could impact the Group’s ability to qualify for the benefits of Section 883.

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) issued model rules for the implementation of a 15% global minimum tax (“Pillar Two”). The Group is within the scope of the OECD Pillar Two model rules, however each country must enact local tax legislation to adopt the model rules. The current OECD guidelines exclude international shipping income from the scope of the global minimum tax to the extent certain requirements relating to strategic or commercial management are satisfied. The majority of the Group’s income is derived from international shipping. Though the Pillar Two rules became effective for a portion of the Group’s earnings in 2024, the impact was immaterial. The Group continues to monitor the development of the Pillar Two rules, including the effect of the international shipping exemption, enactment of local tax legislation in multiple jurisdictions and interpretations and alignment by various tax authorities of Pillar Two and corporate tax laws applied in other jurisdictions.

In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing or disclosing deferred taxes relating to the Pillar Two legislation. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.

The Group regularly assesses its income tax provisions for uncertain tax positions, based solely on their technical merits, when it is not more likely than not to be sustained upon examination by the relevant tax authority. Based on all known facts and circumstances and current tax law, the total amount of the Group’s uncertain income tax position liabilities and related accrued interest are not significant to the Group’s financial position.

14.
LOANS AND FINANCIAL LIABILITIES

A summary of the Group’s loans and financial liabilities recorded at amortized cost as of December 31, 2024 and 2023 is outlined below:

Loans and financial liabilities

		December 31,
		2024	2023
Loans and Financial Liabilities	Vessels and Ships Financed and Mortgaged	(in USD and thousands)
€54.2 million loan, variable base rate plus 2.4%, due 2025	Viking Baldur, Viking Magni	$17,096	$21,740
€236.1 million loan, variable at SOFR plus CAS and 2.0%, due through 2024	Viking Hermod, Viking Buri, Viking Heimdal, Viking Delling, Viking Lif	—	12,619
€20.3 million loan, variable base rate plus 2.4%, due 2026	Viking Kvasir	12,343	14,414
€288.9 million loan, variable at SOFR plus CAS and 2.0%, due through 2025	Viking Hlin, Viking Kara, Viking Mani, Viking Eir, Viking Lofn, Viking Vidar, Viking Skirnir, Viking Modi, Viking Gefjon, Viking Ve, Viking Mimir, Viking Vili	—	35,368
€225.8 million loan, fixed at 4.73% or variable at SOFR plus CAS and 2.0%, due through 2027	Viking Alruna, Viking Egil, Viking Kadlin, Viking Rolf, Viking Tialfi, Viking Vilhjalm, Viking Herja, Viking Hild, Viking Sigrun, Viking Einar	23,087	83,017
$53.5 million loan, fixed at 5.12%, due 2025	Viking Idi refinancing, Viking Astrild, Viking Beyla	14,384	18,398
$40.0 million loan, fixed at 5.43%, due 2027	Viking Hemming, Viking Osfrid and Viking Torgil refinancing	15,000	20,000
$102.0 million loan, fixed at 5.22% - 5.26%, due 2028	Viking Vali, Viking Tir, Viking Ullur, Viking Sigyn	51,113	63,531
$15.1 million loan, variable base rate plus 2.35%, due 2029	Viking Helgrim	9,307	11,029
€153.2 million loan, variable at SOFR plus CAS and 1.30% - 1.40%, due through 2029	Viking Hervor, Viking Gersemi, Viking Kari, Viking Radgrid, Viking Skaga, Viking Fjorgyn	85,251	129,222
€53.6 million loan, variable at SOFR plus CAS and 1.30% - 1.40%, due through 2029	Viking Gymir, Viking Egdir	37,394	50,109
$291.2 million financial liability, due 2030	Viking Orion	209,608	223,896
$290.2 million financial liability, due 2031	Viking Jupiter	221,153	234,840
$255.7 million financial liability, variable at SOFR plus CAS and 3.0%, due 2033	Viking Octantis	217,359	230,145
$299.5 million financial liability, due 2034	Viking Mars	271,709	283,312
€316.6 million loan, fixed at 1.81%, due 2034	Viking Neptune	274,091	320,367
€316.6 million loan, fixed at 1.87%, due 2035	Viking Saturn	287,795	334,930
$401.0 million loan, fixed at 3.64%, due 2036	Viking Vela	400,988	—
€6.2 million loan, fixed at 0.3%, due 2026		2,265	3,777
20.0 million CHF loan, fixed at 1.5% - 2.0%, due 2027		11,050	15,847
Gross bank loans and financial liabilities		$2,160,993	$2,106,561
Less: Unamortized loan and financial liability fees		(117,220)	(96,169)
Total bank loans and financial liabilities		$2,043,773	$2,010,392
Less: Short-term portion of bank loans and financial liabilities		(220,116)	(253,020)
Long-term portion of bank loans and financial liabilities		$1,823,657	$1,757,372

River vessel financing

Hermes Financing

Euler Hermes Aktiengesellschaft (“Hermes”) manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government. Subsidiaries of the Group have loan agreements with lender groups for which Hermes has provided guarantees equal to 95% of the loan amounts (the “Hermes Financing”). The Hermes Financing includes the €236.1 million loan, the €288.9 million loan, the €225.8 million loan, the €153.2 million loan and the €53.6 million loan. All loans that are part of the Hermes Financing are denominated in euros (“EUR” or “€”) at drawdown dates and are converted to USD based on the prevailing exchange rates two days before drawdown and have a term of eight and a half years from the drawdown dates with semi-annual payments. The Group selected fixed or variable rate financing for each of the drawdowns. Viking River Cruises Ltd (“VRC”), a subsidiary of the Group, has also issued a corporate guarantee for the obligations related to these loans. The variable rate is based on Term Secured Overnight Financing Rate (“SOFR”) plus the Credit Adjustment Spread (“CAS”) and a margin. The Hermes Financing contains customary insurance and loan to value requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness, dividends and other distributions.

In 2020 and 2021, the Group amended the Hermes Financing to defer principal payments due from April 2020 to March 2022 (the “deferral period”). Under the amended terms of the agreements, at each date within the deferral period that a principal payment was due, the Group made the principal payments with drawdowns of new tranches on the existing loans (“deferred tranches”). The deferred tranches had variable interest rates and were to be repaid semi-annually over a three to five year term beginning after the end of the deferral period, or could be repaid earlier. In connection with the amendments to these loan agreements, Viking Cruises Ltd (“VCL”), a wholly owned subsidiary of the Company, became an additional guarantor of the loans while the deferred tranches were outstanding. In June 2024, the Group made prepayments totaling $73.1 million on the remaining balance of all deferred tranches outstanding under the Hermes Financing, thereby fully extinguishing the deferred tranches and obtaining the release of the VCL guarantees of these amounts. The Group also recognized non-recurring charges in interest expense of $1.2 million related to the write off of unamortized loan fees for the deferred tranches.

The Hermes Financing also has financial maintenance covenants that require VRC, as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of December 31, 2024, VRC and VRC AG were in compliance with these financial maintenance covenants.

€54.2 Million Loan

In January 2013, the Group entered into a loan agreement for €54.2 million to finance the Viking Baldur and Viking Magni and to refinance the Viking Legend (all amounts related to the Viking Legend have since been repaid). The €54.2 million loan was converted to USD based on the prevailing exchange rates two days prior to the dates of drawdown and has a term of 10 years from drawdown dates with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €54.2 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of 25 months.

€20.3 Million Loan

In April 2014, the Group entered into a loan agreement for €20.3 million to finance the Viking Kvasir. The €20.3 million loan was converted to USD based on the prevailing exchange rates two days prior to the date of drawdown, and has a term of 10 years from the drawdown date with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €20.3 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$53.5 Million Loan

In March 2015, the Group entered into a loan agreement for $53.5 million to finance the Viking Astrild and the Viking Beyla and to refinance the Viking Idi. The $53.5 million loan has a term of 10 years from drawdown dates with quarterly installments and a balloon payment due upon maturity of the loan. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

$40.0 Million Loan

In December 2017, the Group entered into a loan agreement for $40.0 million to refinance three vessels operating in Portugal, the Viking Hemming, Viking Osfrid and Viking Torgil. The $40.0 million loan has a term of eight years from drawdown date with quarterly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VCL issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group amended the $40.0 million loan to defer principal payments due from June 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$102.0 Million Loan

In December 2017, the Group entered into a loan agreement for $102.0 million to finance the Viking Vali, Viking Tir, Viking Sigyn and Viking Ullur. The $102.0 million loan has a term of eight and half years from drawdown date with monthly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group amended the $102.0 million loan to defer principal payments due from June 2020 through May 2022. As a result of the deferrals in 2020 and 2021, the maturity date of the loan was extended by a total of one year and the remaining monthly principal payment amounts increased.

$15.1 Million Loan

In April 2019, the Group entered into a loan agreement for $15.1 million to refinance the Viking Helgrim. The $15.1 million loan has a term of 10 years from the drawdown date with monthly payments. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the $15.1 million loan for principal payments due from May 2020 through March 2022, which increased all remaining monthly principal payment amounts. These deferrals did not extend the maturity date of the loan.

Other loans

€6.2 Million Loan

In July 2020, the Group entered into a loan agreement for €6.2 million and drew down the full amount, of which 90% is guaranteed by the French government. The loan has a fixed interest rate and is denominated in euros. In March 2021, the Group selected a five year repayment term, with quarterly payments from the selection date.

20.0 Million CHF Loan

In the third quarter of 2020, the Group obtained a credit facility for 20.0 million Swiss Francs (“CHF”), of which 85% is guaranteed by the Swiss government, due December 2024, denominated in CHF with semi-annual payments beginning in 2021. In 2021, the Group amended the credit facility, which extended the due date to 2027 and reduced the amount of each semi-annual payment beginning in the first quarter of 2022. The credit facility contains customary requirements including, without limitation, covenants restricting indebtedness.

Ocean and Expedition Ship Financing

Charter Financing

The Group previously entered into charter agreements to finance the Viking Orion, Viking Jupiter, Viking Octantis and Viking Mars. The charter agreements are accounted for as financial liabilities. The charter rates for the Viking Orion, Viking Jupiter and Viking Mars are designated as fixed rate charters. The charter rate for the Viking Octantis is designated as a variable rate charter, which is based on SOFR plus the CAS and a margin. The charter periods are 144 months beginning from the delivery date of each ship and include a purchase obligation at the end of the charter term, with an option to purchase the ship beginning on the third anniversary of the charter commencement date. VCL issued a corporate guarantee for these arrangements. The Group took delivery of the Viking Orion in June 2018, Viking Jupiter in February 2019, Viking Octantis in December 2021 and Viking Mars in May 2022. The charter agreements contain certain covenants which are generally in line with the covenants of the Secured Notes and Unsecured Notes, described further below.

SACE Financing

SACE SpA (“SACE”), which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provides an insurance policy to the lenders covering 100% of the principal and interest of a facility amount. Eight subsidiaries of the Group each have a loan agreement for which SACE has provided an insurance policy to the lenders covering 100% of the principal and interest of the facility amount (the “SACE Financing”). Each loan will be drawn down upon delivery of the related ocean ship. All loans that are part of the SACE Financing are for up to 80% of the newbuild’s contract price, including certain change orders, plus 100% of the Export Credit Agency premium (the “Facility”). The interest rate for each of these loans is fixed and the loans have a term of 12 years from the drawdown date with semi-annual payments, the first of which is due six months after the drawdown at delivery. VCL and Viking Ocean Cruises II Ltd (“VOC II”), a subsidiary of the Group, have jointly and severally guaranteed each of these loans. As of December 31, 2024, the outstanding SACE Financing includes the €316.6 million Neptune loan, the €316.6 million Saturn loan and the $401.0 million Vela loan. For the Viking Vesta, Viking Mira, Viking Libra, Ship XV and Ship XVI, the SACE Financing will be available for drawdown in USD. See Note 29 for events taking place subsequent to December 31, 2024. The SACE Financing agreements contain certain covenants which are generally in line with the covenants of the Secured Notes and Unsecured Notes, described further below.

The Group took delivery of the Viking Neptune, Viking Saturn and Viking Vela in November 2022, April 2023 and December 2024, respectively.

As the principal amounts of both the €316.6 million Neptune and the €316.6 million Saturn loans are outstanding in euros, the loan balances at each period end are translated to USD with changes recognized through currency gain (loss) in the consolidated statements of operations. For the year ended December 31, 2024, the translation resulted in a currency gain of $36.7 million and a decrease to the loan balances of $36.7 million for these loans. For the year ended December 31, 2023, the translation resulted in a net currency loss of $9.7 million and a net increase to the loan balances of $9.7 million for these loans. For the year ended December 31, 2022, the translation resulted in a currency loss of $20.0 million and an increase to the loan balance of $20.0 million for the €316.6 million Neptune loan.

Secured Notes

		December 31,
		2024	2023
Notes	Collateral	(in USD and thousands)
$675.0 million Secured Notes, fixed 5.000% due 2028	Viking Star, Viking Sea and Viking Sky	$675,000	$675,000
$350.0 million Secured Notes, fixed 5.625% due 2029	Viking Venus	350,000	350,000
Gross Secured Notes		$1,025,000	$1,025,000
Less: Secured Notes fees and discounts		(7,499)	(9,343)
Total Secured Notes		$1,017,501	$1,015,657

$675.0 Million 2028 Secured Notes

In February 2018, VOC Escrow Ltd, a wholly owned subsidiary that was subsequently merged into Viking Ocean Cruises Ltd, issued $675.0 million in principal amount of its 5.000% Senior Secured Notes due 2028 (the “2028 Secured Notes”) with semi-annual interest payments. The 2028 Secured Notes are guaranteed on a senior unsecured basis by the Company and VCL and on a senior secured basis by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd. The 2028 Secured Notes are secured on a first priority basis by mortgages granted by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd over the Viking Star, Viking Sky and Viking Sea, respectively, and certain of their other ship related assets.

$350.0 Million 2029 Secured Notes

In February 2021, Viking Ocean Cruises Ship VII Ltd (“Ship VII”), a wholly owned subsidiary, issued $350.0 million in principal amount of its 5.625% Senior Secured Notes due 2029 (the “2029 Secured Notes” and collectively with the 2028 Secured Notes, the “Secured Notes”) with semi-annual interest payments. The net proceeds from the 2029 Secured Notes were used to pay the remaining contract price for the Viking Venus. The 2029 Secured Notes are secured on a first priority basis by a mortgage granted by Ship VII over the Viking Venus and certain of its other ship related assets. The 2029 Secured Notes are guaranteed on a senior unsecured basis by the Company and VCL.

The indentures governing the Secured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. VCL and its restricted subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value.

In addition, the indentures governing the Secured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Secured Notes. Pursuant to the indentures governing the Secured Notes, the issuers or the guarantors also entered into security documents containing customary insurance requirements.

The Secured Notes do not contain any financial maintenance covenants.

Extinguished $675.0 Million 2025 Secured Notes

The Group previously issued its 13.000% Senior Secured Notes due 2025 (the “2025 Secured Notes”), which included an embedded derivative (the “2025 Secured Notes embedded derivative”). The 2025 Secured Notes embedded derivative was bifurcated from the 2025 Secured Notes and carried at fair value. Changes in fair value were included in other financial (loss) income in the consolidated statements of operations. In 2023, the Group derecognized the 2025 Secured Notes embedded derivative because the Group exercised the redemption feature of the 2025 Secured Notes and fully extinguished the 2025 Secured Notes. For the year ended December 31, 2023, the Group recognized a loss of $40.6 million, which included a $7.3 million loss on remeasurement of the 2025 Secured Notes embedded derivative and a $33.3 million loss to derecognize the 2025 Secured Notes embedded derivative. For the year ended December 31, 2022, the Group recognized a loss of $27.0 million, on remeasurement of the 2025 Secured Notes embedded derivative.

Unsecured Notes

		December 31,
		2024	2023
Notes	Purpose	(in USD and thousands)
$250.0 million VCL Notes, fixed 6.250% due 2025	General corporate purposes, including without limitation working capital, capital expenditures, repayment of outstanding indebtedness and the acquisition of river vessels or ocean ships	$250,000	$250,000
$825.0 million VCL Notes, fixed 5.875% due 2027	To fund the tender offer and redemption of the 2022 VCL Notes and general corporate purposes	825,000	825,000
$500.0 million VCL Notes, fixed 7.000% due 2029	General corporate purposes	500,000	500,000
$720.0 million VCL Notes, fixed 9.125% due 2031	To fund the redemption of the 13.000% Senior Secured Notes due 2025	720,000	720,000
Gross Unsecured Notes		$2,295,000	$2,295,000
Less: Unsecured Notes fees and discounts, net of premiums		(20,349)	(24,754)
Total Unsecured Notes		$2,274,651	$2,270,246
Less: Short-term portion of Unsecured Notes		(249,650)	—
Long-term portion of Unsecured Notes		$2,025,001	$2,270,246

$250.0 Million 2025 VCL Notes

In May 2015, VCL issued $250.0 million in principal of the 6.250% Senior Notes due 2025 (the “2025 VCL Notes”) with semi-annual interest payments. The Company and certain of the Group’s subsidiaries jointly and severally guarantee the 2025 VCL Notes on a senior basis.

$825.0 Million 2027 VCL Notes

In September 2017, VCL issued $550.0 million in principal of the 5.875% Senior Notes due 2027 (the “2027 VCL Notes”) with semi-annual interest payments. In February 2018, VCL issued $275.0 million in principal amount of additional 2027 VCL Notes. The 2027 VCL Notes are guaranteed by the Company and the same subsidiaries that guarantee the 2025 VCL Notes.

$500.0 Million 2029 VCL Notes

In 2021, VCL issued $500.0 million in principal amount of its 7.000% Senior Notes due 2029 (the “2029 VCL Notes”) with semi-annual interest payments. The 2029 VCL Notes are guaranteed by the Company and the same subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, except for Viking Catering AG.

$720.0 Million 2031 VCL Notes

In June 2023, VCL issued $720.0 million in principal amount of its 9.125% Senior Notes due 2031 (the “2031 VCL Notes” and, together with the 2025 VCL Notes, the 2027 VCL Notes and the 2029 VCL Notes, the “Unsecured Notes”) with semi-annual interest payments. The 2031 VCL Notes are guaranteed by the Company and the same subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, except for Viking Catering AG and Passenger Fleet LLC. The Group used the proceeds from the issuance of the 2031 VCL Notes, and cash on hand, to fund the redemption of all outstanding 2025 Secured Notes, thereby fully extinguishing the 2025 Secured Notes. For the year ended December 31, 2023, in connection with the redemption, the Group recognized non-recurring charges in interest expense of $48.0 million, comprised of $32.9 million for the redemption premium and $15.1 million of unamortized loan fees.

The indentures governing the Unsecured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. VCL and its restricted subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value.

In addition, the indentures governing the Unsecured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Unsecured Notes.

The Unsecured Notes do not contain any financial maintenance covenants.

The indentures governing the Secured Notes and Unsecured Notes include covenants that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric.

Revolving Credit Facility

In June 2024, VCL entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). Loans under the Revolving Credit Facility will be based on either SOFR or a base rate, with such rate ranging from SOFR plus a margin of 1.50% to 2.50% for SOFR loans and from a base rate plus a margin of 0.50% to 1.50% for base rate loans. VCL will also pay a commitment fee between 0.30% to 0.35%, payable quarterly, on the average daily unused amount of the Revolving Credit Facility. Proceeds from the Revolving Credit Facility will be used to make revolving loans to VRC AG, an indirect wholly-owned subsidiary of VCL, pursuant to an intercompany revolving loan agreement, the proceeds of which will be used by VRC AG to finance ongoing working capital requirements and for other general corporate purposes. The obligations of VCL under the Revolving Credit Facility are guaranteed by the Company and certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. As of December 31, 2024, the Group had no amounts drawn on the Revolving Credit Facility.

The Revolving Credit Facility contains affirmative and negative covenants that are customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and consolidations, indebtedness, liens, dividends, investments and transactions with affiliates. The Revolving Credit Facility also contains financial covenants that require VCL to maintain a leverage ratio and interest coverage ratio as per the levels specified in the credit agreement if the aggregate amount of outstanding loans under the Revolving Credit Facility exceeds a certain threshold. VCL and its restricted subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value.

Undrawn borrowing facilities

As of December 31, 2024, the Group had signed SACE Financing for the Viking Vesta, Viking Mira, Viking Libra, Ship XV and Ship XVI. As of December 31, 2024, the Group had entered into two loan agreements for €167.5 million each to finance eight Longships and two Longships-Seine scheduled for delivery in 2025 and 2026. In January 2025, the Group cancelled the first of the two €167.5 million loan agreements prior to any amounts being drawn down, related to the financing of four Longships and one Longships-Seine river vessels scheduled for delivery in 2025. VRC and VCL issued corporate guarantees for the remaining €167.5 million loan. The SACE Financing and €167.5 million loan agreement related to the financing of four Longships in 2026 and one Longship-Seine river vessel scheduled for delivery in 2025 will be drawn down on the delivery of each ship or vessel. See Notes 24 and 29.

15.
OTHER NON-CURRENT LIABILITIES

A summary of the Group’s other non-current liabilities as of December 31, 2024 and 2023 is outlined below:

	December 31,
	2024	2023
(in USD and thousands)
Travel protection payable	$21,561	$31,701
Forward foreign currency contracts	14,995	—
Deferred tax liabilities	4,697	4,082
Warrant liability	-	134,270
Other	4,091	5,310
Total	$45,344	$175,363

Travel protection payable relates to the non-current portion of amounts payable to the insurance company that underwrites certain parts of the Group’s travel protection.

The warrant liability related to the fair value of warrants for ordinary shares issued to VCAP. In November 2024, 100% of the warrants vested and were exercised. Upon the exercise, the warrant liability was no longer outstanding. See Note 19. The fair value of the warrant liability increased from December 31, 2023 through the exercise date primarily as a result of the increase in the Company’s ordinary share price. For the years ended December 31, 2024 and 2023, the Company recognized losses of $261.6 million and $107.7 million, respectively, on remeasurement of the warrant liability.

16.
BENEFIT PLANS

Defined benefit plans

The Group’s obligations under the collective pension funds in Switzerland include obligations for current and future payments for both its employees in Switzerland and their dependents in the event of old age, disability or death. The retirement age under the plans is 64 years for women and 65 years for men, and beneficiaries of the plans can choose between annuity payments or a lump sum payment.

The outflow of funds due to pension payments and other obligations can be reliably estimated. Contributions to the pension funds are equally made by the participants and the employer on a regular basis based on age as specified under the BVG. Individual retirement savings accounts are maintained for each beneficiary, to which contributions of the employer and employees and accrued interest are credited. All pension assets are held by the collective pension funds and the Group does not have involvement in how the Group’s assets are invested or allocated within the collective funds. The Group does not make use of any assets held by the pension plans.

A summary of the Group’s defined benefit obligations, plan assets and asset ceiling as of December 31, 2024 and 2023 is outlined below:

	December 31,
	2024	2023
(in USD and thousands)
Present value of pension obligations	$58,018	$49,884
Plan assets	(56,421)	(48,981)
Net book value of pension obligations	$1,597	$903

The net book value of pension obligations is included within other non-current liabilities on the consolidated statements of financial position as of December 31, 2024 and 2023.

A summary of the changes in plan assets, defined benefit obligations and asset ceiling is outlined below:

Plan assets

	December 31,
	2024	2023
(in USD and thousands)
Balance as of January 1	$48,981	$36,642
Interest income	718	865
Return on plan assets	4,731	(1,312)
Contributions by participants and employer	8,965	9,472
Other(1)	302	4,754
Benefits paid	(3,530)	(5,619)
Translation differences	(3,746)	4,179
Balance as of December 31	$56,421	$48,981

Defined benefit obligations

	December 31,
	2024	2023
(in USD and thousands)
Balance as of January 1	$49,884	$36,397
Service costs	3,559	2,452
Interest expense	705	826
Contributions by participants	4,408	4,662
Actuarial losses	6,484	2,227
Other(1)	302	4,754
Benefits paid	(3,530)	(5,619)
Translation differences	(3,794)	4,185
Balance as of December 31	$58,018	$49,884
(1)
These amounts relate to the plan assets and defined benefit obligations of employees with seasonal contracts who do not have active contracts with the Group as of December 31 of the respective period.

Asset ceiling

	December 31,
	2024	2023
(in USD and thousands)
Balance as of January 1	$—	$367
Asset ceiling effect excluding interest expense and foreign currency translation	—	(377)
Foreign currency translation	—	10
Balance as of December 31	$—	$—

Reconciliation of net pension liability

	December 31,
	2024	2023
(in USD and thousands)
Net pension liability as of January 1	$903	$122
Pension expenses recognized in the consolidated statements of operations	3,546	2,413
Amounts recognized in the consolidated statements of other comprehensive income (loss)	1,753	3,162
Contributions by employer	(4,557)	(4,810)
Translation differences	(48)	16
Net pension liability as of December 31	$1,597	$903

A summary of the amounts included in the Group’s consolidated statements of operations and consolidated statements of other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022 is outlined below:

	Year Ended December 31,
	2024	2023	2022
(in USD and thousands)
Service costs	$3,559	$2,452	$3,214
Interest on defined benefit obligation	(13)	(39)	—
Pension expenses recognized in the consolidated statements of operations	$3,546	$2,413	$3,214

Actuarial (losses) gains	$(6,484)	$(2,227)	$4,504
Return on plan assets	4,731	(1,312)	(4,136)
Effect of limiting defined benefit asset (asset ceiling)	—	377	(367)
Gains (losses) recognized in the consolidated statements of other comprehensive income (loss)	$(1,753)	$(3,162)	$1

The pension plan assets are managed by the collective pension funds based on the investment strategy approved by the governing bodies of the respective funds, subject to legal requirements under the BVG. The following breakdown of the pension plan assets by those plan assets that have a quoted market price in an active market and those that do not, was computed by taking the weighted average of the respective pension fund’s breakdown of total plan assets and the fair value of the Group’s plan assets in each plan compared to its total plan assets:

	Year Ended December 31, 2024			Year Ended December 31, 2023			Year Ended December 31, 2022
	Quoted	Not Quoted	Total	Quoted	Not Quoted	Total	Quoted	Not Quoted	Total
Equity securities	30%	0%	30%	29%	0%	29%	28%	0%	28%
Debt securities	32%	0%	32%	32%	0%	32%	30%	0%	30%
Property	11%	13%	24%	12%	13%	25%	14%	13%	27%
Cash and cash equivalents	1%	2%	3%	2%	2%	4%	2%	2%	4%
Other investments	4%	7%	11%	4%	6%	10%	4%	7%	11%
Total	78%	22%	100%	79%	21%	100%	78%	22%	100%

The Group applies the latest available data for demographic assumptions in Switzerland (BVG2020) for calculating defined benefit obligations. The primary actuarial assumptions for the weighted average rates for the years ended December 31, 2024, 2023 and 2022 is outlined below:

	Year Ended December 31,
The weighted average rates	2024	2023	2022
Discount rate	1.00%	1.50%	2.25%
Salary increase rate	3.00%	1.00%	1.00%

The calculation of the defined benefit obligations is most sensitive to changes in the discount rate. As of December 31, 2024, a 0.5% decrease in the discount rate will increase the defined benefit obligations by 5.6%, while a 0.5% increase in the discount rate will decrease the defined benefit obligations by 4.9%. The sensitivity analysis is based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

As of December 31, 2024, the Group expects to contribute $4.5 million during 2025 for the defined benefit plans. The average duration of the defined benefit obligations as of December 31, 2024 ranges from 5.4 years to 11.8 years.

Defined contribution plans

The Group sponsors a 401(k) plan for employees in the United States. According to the plan, employees may designate a portion of their pre-tax earnings for contribution to the plan, of which the Group matched the first $4,000 contributed by an employee, dollar for dollar, for the year ended December 31, 2022, and matches the first 4% for the year ended December 31, 2023 and forward. For the years ended December 31, 2024, 2023 and 2022, the Group recognized $3.8 million, $3.3 million and $1.6 million, respectively, in selling and administration in the consolidated statements of operations, related to the employee contribution match. The Group also offers a group stakeholder pension plan for its employees in the United Kingdom in which the Group contributes 5% of gross annual salary for all employees to the plan.

17.
VESSEL OPERATING EXPENSES

A summary of vessel operating expenses for the years ended December 31, 2024, 2023 and 2022 is outlined below:

	Year Ended December 31,
	2024	2023	2022
(in USD and thousands)
Employee costs	$369,640	$354,049	$298,140
Fuel, port charges and insurance	355,771	347,849	255,662
Food, consumables and durables	223,202	220,392	156,119
Repair and maintenance	153,460	141,331	97,393
VAT expense	65,282	63,959	54,699
Charter fees	24,402	11,492	3,521
Other	88,954	72,604	108,625
Total vessel operating expenses	$1,280,711	$1,211,676	$974,159

18.
INTEREST EXPENSE

Interest expense for the years ended December 31, 2024, 2023 and 2022 is outlined below:

	Year Ended December 31,
	2024	2023	2022
(in USD and thousands)
Interest on debts and borrowings	$344,568	$427,052	$407,732
Amortization of debt and borrowing transaction costs	31,722	38,393	34,639
Interest for lease liabilities	21,068	22,533	11,792
Capitalized interest	(20,525)	(10,913)	(17,699)
Loss on early extinguishment of debt	—	48,114	—
Bank fees and other	3,653	2,882	2,474
Total interest expense	$380,486	$528,061	$438,938

For the year ended December 31, 2023, loss on early extinguishment of debt primarily related to non-recurring charges for the extinguishment of the 2025 Secured Notes. See Note 14.

19.
SHARE CAPITAL

Share capital

As described in Note 1, in connection with the IPO, all outstanding preference shares and Series C Preference Shares converted into ordinary shares on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares. Under the Post IPO Bye Laws, the Company has two classes of authorized share capital: ordinary shares and special shares.

As of December 31, 2024 and 2023, the authorized, issued and outstanding share capital was as follows:

	As of December 31, 2024			As of December 31, 2023
(in thousands, except per share amounts)	Shares Authorized	Shares Issued	Shares Outstanding	Shares Authorized	Shares Issued	Shares Outstanding	Liquidation Preference Per Share
Non-Voting Ordinary Shares	—	—	—	78,000,000	—	—	$—
Ordinary Shares	1,329,120,000	320,121,800	314,950,576	1,040,000,000	94,165,344	94,165,344	$—
Special Shares	156,000,000	127,771,124	127,771,124	156,000,000	127,771,124	127,771,124	$—
Preference Shares	—	—	—	26,000,000	3,319,420	3,319,420	$0.38
Series C Preference Shares	—	—	—	185,120,000	184,267,200	184,267,200	$7.69

As of December 31, 2024 and 2023, the treasury shares balance was $124.1 million and zero, respectively.

As of December 31, 2024, the total issued shares was 447,892,924, at $0.01 par value per share, for a total of $4.5 million. As of December 31, 2023, the total issued shares excluding the Series C Preference Shares was 225,255,888, at $0.01 par value per share, for a total of $2.3 million. As the Series C Preference Shares were accounted for as financial liabilities and as a result, their par value is not included in share capital as of December 31, 2023.

Warrants

In connection with the issuance of the Series C Preference Shares, the Company issued two warrants for 8,733,400 ordinary shares to VCAP, with each warrant being for 4,366,700 ordinary shares. The vesting period for each warrant expired upon the later of February 8, 2026, or the sale, distribution or other transfer of 100% of TPG’s or CPP Investments’ equity investment in the Company. Each warrant was tied to either TPG’s or CPP Investments’ equity investment in the Company and the number of warrants that vested was based on either the proceeds to TPG or CPP Investments upon a sale of their equity in the Company or the trading price of the Company’s ordinary shares starting 180 days after the IPO. The number of warrants that vested depended on the proceeds or trading price, as applicable, per ordinary share, with 0% vesting at $15.38 or lower price per ordinary share and 100% vesting at $23.08 or higher price per ordinary share, and linear vesting between $15.38 and $23.08 per ordinary share. The warrants had an exercise price of $0.01. In November 2024, 100% of the warrants vested based on the trading price of the Company’s ordinary shares and VCAP exercised 100% of the warrants. Upon the exercise, the Company issued 8,733,400 ordinary shares and the warrant liability was no longer outstanding. See Note 15.

Rights and preferences of share capital under the Prior Bye-Laws

Dividends

In February 2021, the Company issued a total of 184,267,200 Series C Preference Shares with an equal number of shares issued to each of TPG and CPP Investments (the “Series C Financing”). In connection with closing the Series C Financing, the Company adopted the Third Amended and Restated Bye-Laws (the “Prior Bye-Laws”), which set forth the rights and preferences of the Series C Preference Shares and the Company’s other classes of stock following the Series C Financing. The key terms of the Series C Financing and the Prior Bye-Laws are provided below.

In preference to the holders of the ordinary shares, non-voting ordinary shares, special shares and preference shares (the “Junior Shares”), the Series C Preference Shares were entitled to receive dividends at a rate per annum of (i) 6.00% of the liquidation preference of the Series C Preference Shares (“Series C Liquidation Preference”) if paid in cash or (ii) 8.00% of the Series C Liquidation Preference if paid by accretion to the Series C Liquidation Preference (“Series C PIK”) (“Series C Preferential Dividend”). The Series C Preferential Dividend compounded and was payable semi-annually in June and December of each year (each a “Series C Dividend Payment Date”). Because the Series C Shares were accounted for as financial liabilities, the Series C Preferential Dividend was recognized as interest expense in the consolidated statements of operations. See additional discussion below under the caption Dividend Activity for activity related to the Series C Preferential Dividend.

As long as the Series C Preference Shares remained outstanding, dividends could not be declared or paid on the Junior Shares without the approval of the holders of at least a majority of the outstanding Series C Preference Shares unless (1) such dividends were paid on a Series C Dividend Payment Date, (2) the Series C Preferential Dividend had been paid in full, either by cash or through the Series C PIK and (3) such dividends in the aggregate did not exceed the then applicable dividend cap. The dividend cap was $22.2 million for the December 2021 dividend date and increased by 3% for each dividend date thereafter. Ordinary shares and special shares were entitled to dividends proportionately according to the number of shares held. Preference Shares were entitled to a cumulative dividend per year equal to the greater of (1) $0.01 per Preference Share or (2) the dividends paid per year on each ordinary share.

Non-Voting ordinary shares were not entitled to dividends.

Conversion

Each Series C Preference Share was convertible, at the holder’s option, to ordinary shares equal to (i) the sum of (A) the Series C Liquidation Preference plus (B) the accrued but unpaid Series C Preferential Dividends, divided by (ii) the then-effective Series C Conversion Price (the “Series C Conversion Rate”). As of December 31, 2023, the Series C Conversion Price was $7.69 and the Series C Conversion Rate was 1.00. The Series C Conversion Price was subject to anti-dilution adjustments upon certain events such as stock splits or share combinations. If a holder of Series C Preference Shares elected to convert their Series C Preference Shares to ordinary shares, such holder must have converted all Series C Preference Shares.

Each Series C Preference Share would automatically convert into ordinary shares at the Series C Conversion Rate upon a Conversion Event, as defined in the Prior Bye-Laws.

Each preference share and non-voting ordinary share would automatically convert into an ordinary share immediately prior to the listing of the ordinary shares on a stock exchange, or upon the transfer or disposal of 51% or more of the ordinary shares or 51% or more of the value of the Company’s assets to an entity that was not an affiliate of the Company.

Dividend Activity

Dividends declared and paid

For the year ended December 31, 2024, the Company recognized $28.6 million in interest expense related to the Series C Preferential Dividend, which was also declared and paid in full. For the year ended December 31, 2024, the Company declared and paid $7.2 million and $11.0 million in dividends related to ordinary shares, and special shares and preference shares, respectively. All dividends for the year ended December 31, 2024 were declared and paid prior to the IPO. For the year ended December 31, 2024, the Group also declared and paid $0.7 million in dividends to non-controlling interests.

For each of the years ended December 31, 2023 and 2022, the Company recognized $85.0 million in interest expense related to the Series C Preferential Dividend, which was also declared and paid in full. For the years ended December 31, 2023 and 2022, the Company declared and paid $20.6 million and $19.5 million, respectively, in dividends related to ordinary shares. For the years ended December 2023 and 2022, the Company paid $28.7 million and $27.0 million, respectively, in dividends related to special shares and preference shares. For the year ended December 31, 2023, the Group also declared and paid $0.3 million in dividends to non-controlling interests.

Dividends declared and paid per share for the years ended December 31, 2024, 2023 and 2022, are presented in the table below. All dividends were declared and paid prior to the IPO and reflect the classes of shares outstanding at the time of the respective dividends.

	Year Ended December 31,
	2024	2023	2022
(in USD)
Ordinary Shares	$0.08	$0.22	$0.21
Special Shares	$0.08	$0.22	$0.21
Preference Shares	$0.35	$0.22	$0.21
Series C Preference Shares	$0.16	$0.46	$0.46

20.
PRIVATE PLACEMENT LIABILITY AND PRIVATE PLACEMENT DERIVATIVE

As of December 31, 2023, the Group’s Private Placement liability was $1,394.6 million and the fair value of the Private Placement derivative was $2,640.8 million.

As described in Note 1, in connection with the IPO in May 2024, all outstanding Series C Preference Shares converted to ordinary shares on a one-for-one basis. The fair value of the Private Placement derivative as of the Conversion Event was $3,005.0 million, which was based on the IPO price of $24.00 per ordinary share, less the liquidation preference of the Series C Preference Shares prior to their conversion. The fair value of the Private Placement derivative increased from December 31, 2023 to the Conversion Event due to an increase in the ordinary share price. As of the Conversion Event, the Group’s Private Placement liability was $1,398.0 million.

The Private Placement liability and the Private Placement derivative were derecognized as of the Conversion Event, which resulted in a $1.8 million increase in share capital and a $4,401.1 million increase in share premium.

For the year ended December 31, 2024, the Company recognized a Private Placement derivative loss of $364.2 million related to the remeasurement of the Private Placement derivative prior to the conversion of the Series C Preference Shares to ordinary shares. For the years ended December 31, 2023 and 2022, the Company recognized a Private Placement derivative loss of $2,007.1 million and a Private Placement derivative gain of $808.5 million, respectively, related to the remeasurement of the Private Placement derivative.

21.
STOCK BASED COMPENSATION

Prior to the IPO, the Group maintained the Viking Holdings Ltd 2018 Equity Incentive Plan (the “Pre-IPO Equity Plan”). Grants from the Pre-IPO Equity Plan entitled the recipient to stock based awards whose underlying shares were non-voting ordinary shares of the Company. As described in Note 1, in connection with the IPO, all outstanding options for non-voting ordinary shares and all outstanding RSUs for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis. In connection with the IPO, the Company adopted the Viking Holdings Ltd Second Amended and Restated 2018 Equity Incentive Plan (the “2018 Incentive Plan”). The 2018 Incentive Plan replaces the Pre-IPO Equity Plan.

Under the Pre-IPO Equity Plan, the Plan Administrator, which was the Board of Directors of VHL had the authority to determine the terms and conditions applicable to each stock based award, such as timing of grants, recipients, size of grants, vesting conditions, vesting schedule and strike price for stock options. Vested stock options could have been exercised upon approval of the Plan Administrator, termination of service or death. Under the Pre-IPO Equity Plan, option holders could have paid the strike price for options through cash or check, or through cashless exercise, upon approval of the Plan Administrator.

The 2018 Incentive Plan is administered by the Company’s Compensation Committee. The 2018 Incentive Plan terminates 10 years from the Company’s IPO date, unless earlier terminated by the Board of Directors. The Board of Directors may amend or terminate the 2018 Incentive Plan at any time, as long as such amendment or termination does not adversely affect outstanding awards, unless the participants consent or such amendment or termination is required by applicable law.

As of December 31, 2024, the Company had reserved 54,600,000 ordinary shares for issuance under the 2018 Incentive Plan, of which 18,706,701 remained available for future issuance, plus any ordinary shares underlying outstanding share awards previously granted under the 2018 Incentive Plan that expired or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the 2018 Incentive Plan will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by the Company’s board of directors at any time prior to the first day of a given calendar year.

For the years ended December 31, 2024, 2023 and 2022, the Group recognized stock based compensation expense of $14.1 million, $17.9 million and $25.3 million, respectively, all of which related to RSUs. Other paid-in equity also includes certain income tax effects related to the stock based awards.

Restricted Share Units

For the years ended December 31, 2024, 2023 and 2022, RSU activity was as follows:

	Number of RSUs	Weighted Average Grant-date Fair Value	Weighted Average Share Price on Release Date
Outstanding at January 1, 2022	16,273,478	$6.59
Granted during the year	1,625,338	8.31
Forfeited during the year	(14,716)	8.35
Outstanding at December 31, 2022	17,884,100	$6.74
Granted during the year	1,051,544	14.74
Forfeited during the year	(64,714)	8.72
Outstanding at December 31, 2023	18,870,930	$7.18
Granted during the year	304,349	46.23
Released during the year	(17,815,330)	6.74	$25.97
Forfeited during the year	(16,172)	12.02
Outstanding at December 31, 2024	1,343,777	$21.87

All RSUs granted by the Company prior to the IPO were subject to a liquidity vesting condition and some RSUs were also subject to a service condition. Upon the consummation of the IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. Stock based compensation expense for the RSUs that vested at IPO was fully recognized in previous years. The Company withheld 5,171,224 of the 16,251,664 ordinary shares issued for RSUs that vested upon the consummation of the IPO to satisfy the tax withholding requirements (the “RSU Net Settlement”). Based on the IPO price of $24.00 per ordinary share, the RSU Net Settlement resulted in a $124.1 million increase in treasury shares.

All RSUs granted during the year ended December 31, 2024 were granted subsequent to the IPO.

As of December 31, 2024, unrecognized stock based compensation related entirely to RSUs and was $20.5 million, which will be recognized over the weighted average period of 1.6 years.

Stock options

All stock options outstanding during the years ended December 31, 2024, 2023 and 2022 were granted prior to the IPO. The Black-Scholes model requires various assumptions, including the fair value of the Company’s non-voting ordinary shares prior to the IPO, expected volatility, expected life, and expected dividend yield. All stock options have exercise prices determined by the Company’s Board of Directors and were not less than the fair value of the underlying shares on the date of grant.

For the years ended December 31, 2024, 2023 and 2022, stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price		Weighted Average Share Price on Exercise Date	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2022	2,996,188	$15.63			5.2
Forfeited during the year	(10,478)	19.13
Outstanding at December 31, 2022	2,985,710	$15.62			4.2
Forfeited during the year	(35,880)	19.13
Outstanding at December 31, 2023	2,949,830	$15.57			3.2
Exercised during the year	(821,106)	14.97		$43.18
Outstanding at December 31, 2024	2,128,724	$15.81	(1)		2.2
Exercisable as of December 31, 2024	2,128,724	$15.81	(1)		2.2

(1)
Stock options outstanding and exercisable include a range of exercise prices from $12.50 to $19.13.

Employee Share Purchase Plan

In connection with the IPO, the Company adopted the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”). The Company has reserved 4,680,000 ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP. In addition, the number of shares reserved for issuance under the 2024 ESPP will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year; (2) 4,680,000 ordinary shares; and (3) such smaller number of ordinary shares as determined by the Company’s board of directors at any time prior to the first day of a given calendar year. The Company has not authorized any offerings under the 2024 ESPP as of December 31, 2024.

22.
NET INCOME (LOSS) PER SHARE

The rights, including dividend rights, of the ordinary shares and special shares are substantially identical, other than voting rights.

Basic net income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) attributable to ordinary shares and special shares by the weighted-average number of ordinary shares and special shares outstanding during each period. Net income (loss) attributable to ordinary shares and special shares is determined in accordance with their rights to income and losses in accordance with the bye laws in effect for the relevant period. In connection with the IPO, the Company adopted the Post IPO Bye Laws.

To compute diluted net income (loss) per share (“Diluted EPS”), the Group adjusts the numerator and the denominator of Basic EPS. The Group adjusts net income (loss) attributable to ordinary shares and special shares for the changes in net income (loss) that would result from the conversion of dilutive potential ordinary shares to ordinary shares, including changes in how the net income (loss) would be allocated to ordinary shares and special shares if dilutive potential ordinary shares converted to ordinary shares. The Group adjusts the weighted-average number of ordinary shares and special shares outstanding during each period by the weighted average number of ordinary shares that would be issued upon the conversion of dilutive potential ordinary shares to ordinary shares.

For the year ended December 31, 2024, potential ordinary shares included preference shares prior to the Conversion Event, Series C Preference Shares prior to the Conversion Event, stock based awards beginning from the Conversion Event and the warrants prior to their exercise. For the years ended December 31, 2023 and 2022, potential ordinary shares include preference shares, Series C Preference Shares and the warrants.

Prior to the IPO, stock based awards were not potential ordinary shares because the underlying shares of the stock based awards were non-voting ordinary shares. While non-voting ordinary shares were considered a class of ordinary shares, because non-voting ordinary shares were not entitled to dividends, they were allocated no earnings or losses when calculating Basic EPS and Diluted EPS. As a result, Basic EPS and Diluted EPS for non-voting ordinary shares are zero in all periods. In connection with the consummation of the IPO, the Company's share capital no longer includes non-voting ordinary shares.

The computation of Basic EPS and Diluted EPS is as follows:

(in USD and thousands, except per share data)	Year Ended December 31,
Basic EPS	2024	2023	2022
Numerator
Net income (loss) attributable to Viking Holdings Ltd	$152,331	$(1,850,572)	$414,719
Net income (loss) allocated to shares other than ordinary shares and special shares	20,550	(869,527)	169,369
Net income (loss) allocated to ordinary shares and special shares	$131,781	$(981,045)	$245,350
Denominator
Weighted average ordinary shares and special shares	364,015	221,936	221,936
Basic EPS	$0.36	$(4.42)	$1.11

(in USD and thousands, except per share data)	Year Ended December 31,
Diluted EPS	2024	2023	2022
Numerator
Net income (loss) allocated to ordinary shares and special shares - Basic	$131,781	$(981,045)	$245,350
Dilutive adjustments	—	—	(714,349)
Reallocation of income	326	—	171,798
Net income (loss) allocated to ordinary shares and special shares - Diluted	$132,107	$(981,045)	$(297,201)
Denominator
Weighted average ordinary shares and special shares - Basic	364,015	221,936	221,936
Dilutive effect of conversion of Series C Preference Shares to ordinary shares	—	—	184,267
Dilutive effect of RSUs and stock options	2,694	—	—
Weighted average ordinary shares and special shares - Diluted	366,709	221,936	406,203
Diluted EPS	$0.36	$(4.42)	$(0.73)

For the years ended December 31, 2024, 2023 and 2022, weighted average number of potential ordinary shares that were not included in the Diluted EPS calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Series C Preference Shares	60,415	184,267	—
Warrants	7,377	N/A	N/A
Preference Shares	1,088	N/A	N/A
Stock options and RSUs	36	N/A	N/A

The potential ordinary shares related to the conversion of preference shares were issuable upon specified contingent events. As the specified contingent events had not occurred as of December 31, 2023 and 2022, these contingently issuable shares were not included in the calculation of Diluted EPS for the years ended December 31, 2023 and 2022. As described in Note 1, in connection with the IPO, all outstanding preference shares converted to ordinary shares on a one-for-one basis.

The warrants vested and became exercisable into ordinary shares upon contingent events. Based on the assessment of the specified contingent events as of December 31, 2023 and 2022, these contingently issuable shares were not included in the calculation of Diluted EPS for the years ended December 31, 2023 and 2022. See Note 15.

23.
SEGMENTS

Operating segments are defined as components of an entity for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The

Group’s CODM, who is the Chief Executive Officer, evaluates the Group’s results in a number of ways, but the primary basis for allocating resources and assessing performance is based on product.

The Group’s reportable segments are River and Ocean. The Group defines its products based on the type of cruise offering and language of the cruise service. The River segment provides river cruises outside the United States to English-speaking passengers. The Ocean segment provides ocean cruises to English-speaking passengers. Other includes operating segments that are not individually reportable, consisting of expedition cruises for English-speaking passengers (“Expedition”), Mississippi River cruises for English-speaking passengers and Viking Asia, which includes cruises in languages other than English provided by the Group and the results of the China JV Investment (see Note 27). Viking Asia includes what was previously known as Viking China and adds additional cruises in languages other than English. The Group typically designates the language of the cruise service by vessel for each cruise season, such that in any individual season, the vessel provides service in a single language for the entire season. In cases where a vessel changes its language service during the season, such as the Viking Yi Dun, each individual sailing is designated for a specific language, such that any single cruise is provided in a single language. See Note 4 for disaggregation of percentage of passengers by source market.

The Group does not track all of its assets and liabilities by segment. The Group’s most significant assets are its vessels and ships, which are assigned to a segment. The Group’s vessels and ships are owned by entities domiciled in Bermuda, Switzerland, Portugal, Russia, Egypt and Ukraine and are registered in Norway, Switzerland, Portugal, Russia, Egypt and Ukraine. The Group’s vessels and ships primarily operate in Europe. Leased vessels, which are not owned by the Group, operate in the United States and Asia. Due to the nature of the Group’s operations, the vessels and ships do not operate in a fixed location, and the majority operate across country borders, including in international waters.

Operating income is the primary profitability metric the CODM uses to assess performance and allocate resources. Expenses attributable to multiple segments are allocated based on measures that are determined to relate most closely to the expenses, which are generally relative revenues, relative passengers booked, or relative passengers sailed for a particular period. The nature of cruise operating expenses is consistent across all operating segments.

Longship river vessels can be utilized in either River or Viking Asia, and may change between these products in different years. Ocean and expedition ships include ships for both Ocean and Expedition. See Note 9. River vessel charters and ocean ship accommodation agreements are recognized as right-of-use assets. See Note 10.

The Group typically finances its vessels and ships with loans or financial liabilities that are secured by the related vessels and ships. See Note 14.

Set forth below are results for the Group’s segments for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31, 2024
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$2,654,407	$2,196,040	$483,435	$5,333,882
Total cruise operating expenses	(1,569,207)	(1,241,420)	(303,454)	(3,114,081)
Other operating expenses
Selling and administration	(439,424)	(292,843)	(151,622)	(883,889)
Depreciation, amortization and impairment	(97,827)	(120,678)	(42,339)	(260,844)
Total other operating expenses	(537,251)	(413,521)	(193,961)	(1,144,733)
Operating income (loss)	$547,949	$541,099	$(13,980)	$1,075,068

	Year Ended December 31, 2023
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$2,341,274	$1,945,200	$424,019	$4,710,493
Total cruise operating expenses	(1,446,513)	(1,131,696)	(273,575)	(2,851,784)
Other operating expenses
Selling and administration	(398,791)	(266,547)	(123,702)	(789,040)
Depreciation, amortization and impairment	(106,983)	(108,220)	(38,516)	(253,719)
Total other operating expenses	(505,774)	(374,767)	(162,218)	(1,042,759)
Operating income (loss)	$388,987	$438,737	$(11,774)	$815,950

	Year Ended December 31, 2022
(in USD and thousands)	River		Ocean	Other	Total
Total revenue	$1,796,498		$1,189,298	$190,183	$3,175,979
Total cruise operating expenses	(1,189,768)		(802,832)	(159,767)	(2,152,367)
Other operating expenses
Selling and administration	(371,251)		(214,927)	(96,632)	(682,810)
Depreciation, amortization and impairment	(159,631)	(a)	(91,140)	(27,285)	(278,056)
Total other operating expenses	(530,882)		(306,067)	(123,917)	(960,866)
Operating income (loss)	$75,848		$80,399	$(93,501)	$62,746

(a)
Includes $41.9 million in impairments for river vessels in 2022 related to Russia and Ukraine river vessels, the Viking Prestige and Viking Legend.
24.
COMMITMENTS AND CONTINGENCIES

Viking newbuilding program

River Newbuilds and Charters

In 2023, the Group entered into shipbuilding contracts for the river vessels outlined below, assuming a euro to USD exchange rate of 1.10. In 2024, the Group amended these contracts, which reduced the purchase price of each vessel by €1.5 million ($1.7 million, assuming a euro to USD exchange rate of 1.10), changed the timing and amount of the installment payments to the shipyard and accelerated the delivery dates for certain vessels.

In January 2024, the Group entered into a shipbuilding contract for a Longship-Douro vessel for delivery in 2025 for $24.8 million, assuming a euro to USD exchange rate of 1.10.

The Group has obtained financing for one of the 2025 Longship-Seine river vessels and all 2026 Longships, as described below.

River Vessels	Number of Vessels	Aggregate Price (in USD and thousands)	Delivery Date
Longships	4	$162,800	2025
Longships-Seine	2	77,606	2025
Longship-Douro	1	24,750	2025
Longships	4	162,800	2026
Total	11	$427,956

In August 2023, the Group entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine river vessels scheduled for delivery in 2025 and 2026. In January 2025, the Group cancelled the first of the two €167.5 million loan agreements related to the financing of the four Longships and one Longship-Seine river vessel scheduled for delivery in 2025, prior to any amounts being drawn. For the remaining €167.5 million loan, Hermes has provided a guarantee equal to 95% of the loan amount. The loan is denominated in USD and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. The loan has a term of 102 months from the date of drawdown and the Group may select fixed or variable rate financing prior to drawdown. VRC and VCL issued corporate guarantees for this loan. See Note 29.

In December 2024, the Group exercised options for eight additional river vessels, of which four are scheduled for delivery in 2027 and four are scheduled for delivery in 2028.

See Note 29 for events taking place subsequent to December 31, 2024.

The Group has entered into raw materials agreements for six river vessels that will operate in Egypt, the Viking Amun, Viking Ptah, Viking Sekhmet, Viking Thoth and two other river vessels. The Group expects these vessels to be delivered between 2025 and 2027.

In 2023, the Group entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. The Group has an option to extend the charter for two additional seasons. See Note 10.

Ocean Newbuilds

A summary of the ocean newbuilding program is outlined below, assuming a euro to USD exchange rate of 1.10. Each new ocean ship will have 998 berths.

In January 2024, the Group amended certain shipbuilding contracts to accelerate the delivery dates for the Viking Libra, Ship XV and Ship XVI. The Viking Libra, Ship XV and Ship XVI are now scheduled to be delivered in the years 2026, 2027 and 2028, respectively. The Group has obtained financing for all ships, as described below.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Viking Vesta	$446,050	2025
Viking Mira	501,523	2026
Viking Libra	501,523	2026
Ship XV	517,000	2027
Ship XVI	517,000	2028
Total	$2,483,096

In 2021 and 2022, the Group entered into loan agreements to finance the Viking Vesta, Viking Mira, Viking Libra, Ship XV and Ship XVI. These loans are SACE Financing and are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in USD. The interest rates for the loans are fixed. VCL and VOC II have jointly and severally guaranteed these loans.

As of December 31, 2024, the Group has entered into shipbuilding contracts for the ships outlined below, assuming a euro to USD exchange rate of 1.10. If the financing conditions for Ship XVII, Ship XVIII, Ship XIX and Ship XX had not been met by January 31, 2025, these contracts could have been terminated by the Group or the shipyard. The financing conditions for Ship XVII, Ship XVIII, Ship XIX and Ship XX were met in January 2025. See Note 29.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Ship XVII	$567,600	2028
Ship XVIII	567,600	2029
Ship XIX	567,600	2030
Ship XX	567,600	2030
Total	$2,270,400

In October 2024, the Group secured the following options for additional ocean ships:

Ocean Ships - Options	Delivery Date	Option Exercise Date
Ship XXI	2031	October 30, 2025
Ship XXII	2031	October 30, 2025
Ship XXIII	2032	July 31, 2026
Ship XXIV	2032	July 31, 2026

Fuel commitments

The Group entered into contracts for a portion of its river fuel usage in Europe and as of December 31, 2024, the remaining portion of the contracts outstanding was 13,700 cubic meters. The contract prices are fixed for specified volumes and periods and depend on the place of delivery ranging from $69.70 to $83.60 per 100 liters, excluding taxes. The Group may incur fees for unused fuel amounts in the period of the contracts, which may be for non-usage or to roll over unused amounts into the following year. Subsequent to December 31, 2024, the Group entered into an additional contract for a portion of its river fuel usage in Europe for the 2025 season. The contract prices are fixed for 30,000 cubic meters and depend on the place of delivery ranging from $67.40 to $81.30 per 100 liters, excluding taxes. See Note 29.

Contingencies

In the normal course of the Group’s business, various claims and lawsuits have been filed or are pending against the Group. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Group’s liability is typically limited to its insurance deductible. In addition, new legislation, regulations or treaties, or claims related to interpretations or implementations thereof, could affect the Group’s business.

The Group has evaluated its overall exposure with respect to all of its threatened and pending claims and lawsuits and, to the extent required, the Group has accrued amounts for all estimable probable losses associated with its deemed exposure that are not covered by insurance. The Group intends to vigorously defend its legal position on all claims and lawsuits and, to the extent necessary, seek recovery.

Legal provisions

In 2019, one of the Group’s river vessels, the Viking Sigyn, was involved in a collision with a Hungarian tourist ship on the Danube River in Budapest, Hungary. As a result of this collision, there were fatalities on the Hungarian tourist ship. The Group maintains protection and indemnity coverage and hull and machinery insurance with respect to the ship. As of December 31, 2024, the Group determined it was probable it would incur amounts for claims related to this incident. Though the ultimate timing, scope and outcome of legal claims are inherently uncertain, the Group’s accrual was $10.5 million as of December 31, 2024, compared to $15.8 million as of December 31, 2023, included in accrued expenses and other current liabilities on the consolidated statement of financial position as of December 31, 2024, for estimated claims related to this incident. The Group recorded a corresponding receivable of $10.5 million, included in accounts and other receivables on the consolidated statement of financial position as of December 31, 2024, because the amounts are virtually certain of recovery from the Group’s insurance policies.

25.
HEDGING INSTRUMENTS

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its operations.

In 2022, the Group entered into forward foreign currency contracts to purchase €235.0 million at an average euro to USD exchange rate of 1.05. The forward foreign currency contracts matured at various dates in 2023 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2023.

In 2023, the Group entered into forward foreign currency contracts to purchase €470.0 million at an average euro to USD exchange rate of 1.09. The forward foreign currency contracts mature at various dates in 2024 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2024.

In 2024, the Group entered into forward foreign currency contracts to purchase €970.0 million at an average euro to USD exchange rate of 1.10. The forward foreign currency contracts mature at various dates in 2025 and 2026, and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2025 and 2026.

An economic relationship exists between the hedged items and the hedging instruments as the terms of the forward foreign currency contracts match the terms of the expected highly probable forecast transactions.

As of December 31, 2024 and 2023, the Group held the following forward foreign currency contracts:

	Maturity
	Less than 12 months	Greater than 12 months	Total
(in EUR and thousands)
Forward foreign currency contracts
As of December 31, 2024
Notional amount	€470,000	€500,000	€970,000
Weighted average forward price (EUR/USD)	1.10	1.10	1.10

As of December 31, 2023
Notional amount	€470,000	€—	€470,000
Weighted average forward price (EUR/USD)	1.09	—	1.09

The impact of the hedging instruments on the consolidated statements of financial position as of December 31, 2024 and 2023 was as follows:

	Notional amount	Carrying amount	Financial statement line item	Changes in fair value (gain/(loss)) used for calculating hedge ineffectiveness
(in USD and thousands except notional amount in EUR and thousands)
Forward foreign currency contracts
As of December 31, 2024	€970,000	$24,802	Accrued expenses and other current liabilities	$(53,886)
		$14,995	Other non-current liabilities
As of December 31, 2023	€470,000	$9,315	Prepaid expenses and other current assets	$10,668

For the years ended December 31, 2024, 2023 and 2022, the effect of the cash flow hedges in the consolidated statements of operations and the consolidated statements of other comprehensive income (loss) was as follows:

(in USD and thousands)	Amount of total hedging gain/(loss) recognized in the consolidated statement of other comprehensive income (loss)	Amount of gain/(loss) reclassified from the consolidated statement of other comprehensive income (loss) to the consolidated statement of operations	Consolidated statement of operations line item
Highly probable forecasted expenditures
For the year ended December 31, 2024	$(53,886)	$(4,774)	$(1,903) Direct costs of cruise, land and onboard $(2,871) Vessel operating
For the year ended December 31, 2023	$10,668	$8,942	$3,693 Direct costs of cruise, land and onboard $5,249 Vessel operating
For the year ended December 31, 2022	$7,589	—	—

No hedge ineffectiveness was recognized in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022.

Set out below is a reconciliation of the cash flow hedge component of equity for the years ended December 31, 2024, 2023 and 2022:

	Cash flow hedge
(in USD and thousands)	2024	2023	2022
As of January 1	$9,315	$7,589	$—
Effective portion of changes in fair value arising from:
Forward foreign currency contracts - forecasted expenditures	(53,886)	10,668	7,589
Amount reclassified to the consolidated statement of operations
Maturity of effective hedges	4,774	(8,942)	—
As of December 31	$(39,797)	$9,315	$7,589

The same reconciliation items presented above for components of equity apply to the components of other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022.

26.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Risk management overview

The Group is exposed to a number of different financial market risks arising from its normal business activities. Financial market risk is primarily the possibility that fluctuations in currency exchange rates, interest rates and fuel prices will affect the value of the Group’s assets, liabilities or future cash flow.

Foreign Currency Risk

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its ongoing business operations. From 2022 to 2024, the Group entered into forward foreign currency contracts that mature at various dates between 2023 and 2026 to reduce its exposure to USD/EUR exchange rate fluctuations by hedging certain euro-denominated expenditures for direct costs of cruise, land and onboard and vessel operating. See Note 25. Based on the Group’s outstanding forward foreign currency contracts as of December 31, 2024 and 2023, a 10% increase or decrease in the value of the USD against the euro, with all other variables held constant, would result in a $100.4 million and $51.9 million, respectively, increase or decrease in net change in cash flow hedges in the consolidated statement of other comprehensive income (loss).

As of December 31, 2024 and 2023, the majority of the Group’s cash and cash equivalents were held in USD denominated accounts.

As discussed in Note 14, certain of the Group’s loans are denominated in currencies other than the USD, primarily the loans associated with financing the Viking Neptune and Viking Saturn are denominated in euros. Based on the Group’s outstanding Viking Neptune and Viking Saturn loan balances as of December 31, 2024 and 2023, a 10% increase or decrease in the value of the USD against the euro, with all other variables held constant, would result in a $56.2 million and $65.5 million, respectively, decrease or increase on the balance of the bank loans.

Interest Rate Risk

The Group’s risk management objective for interest rate risk is to reduce the exposure to variability of cash flows arising from changes in interest rates. Interest rates on the Group’s lease contracts are fixed and thus are not sensitive to fluctuation in market interest rates. As discussed in Note 14, the Group has both fixed rate and variable rate loans and financial liabilities. The fixed rate loans and the fixed rate financial liabilities are not sensitive to interest rate fluctuations.

The following table shows the annual effects of changes to the interest rate (+/- 1%) for the balances of the Group’s loans outstanding and financial liabilities with variable rates as of December 31, 2024 and 2023. An increase or decrease in the interest rates would result in a decrease or increase, respectively, on the Group’s income (loss) before income taxes as follows:

	Increase/decrease in interest rate	Effect on income (loss) before income taxes (USD ‘000)
2024	+/- 1%	-/+ 3,962
2023	+/- 1%	-/+ 5,763

If interest rates changed by greater than 1%, the effect on the Group’s income (loss) before income taxes would be proportionate for each 1% change to amounts shown in table above.

Fuel Price Risk

From time to time, the Group may use financial instruments to mitigate its exposure to the risk of increases in fuel prices. These contracts were not designated as hedges for accounting purposes. As of December 31, 2024 and 2023, the Group did not have any financial instruments related to fuel purchases. In order to mitigate risks related to river fuel prices, the Group may also enter into fixed price fuel contracts for its expected river fuel consumption related to its European sailings. This limits the uncertainty related to fuel prices on the Group’s results. As these contracts are fixed contracts for the Group’s own use, the contracts are not derivative instruments.

Credit Risk

The Group only trades with third parties that it believes are creditworthy. Receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. The Group’s largest receivables are from highly reputable credit card processors. As the Group constantly monitors these receivables, the risk of non-collection is unlikely. Other non-current assets are comprised primarily of cash deposited with reputable financial institutions as security for letters of credit and certificates of deposits.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets as disclosed under “Fair Value of Financial Assets and Liabilities”.

In connection with the Group’s prepayments for vessel and shipbuilding and refurbishment projects and prepayments to certain suppliers, the Group has a concentration of prepayments to these vendors. Total prepayments as of December 31, 2024 and 2023 were $722.7 million and $420.6 million, respectively.

Liquidity Risk

The Group manages its risk to a shortage of funds by monitoring the projected cash flows from operations. Risk management includes maintaining sufficient cash balances. The Group generates cash flow through advance bookings and the Group relies on multiple credit card processors for collection of the customer funds for future cruises. Changes in booking and collections patterns or additional reserve requirements in the Group’s credit card processing terms could have a material adverse impact on the Group’s liquidity position. Due to the dynamic and seasonal nature of the underlying business, the Group maintains sufficient cash for its daily operations via short-term cash deposits at banks.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted cash flows (in USD and thousands):

As of December 31, 2024	3 months or less	3 months to 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Interest bearing loans and borrowings	$55,897	$434,480	$214,181	$2,914,660	$1,861,775	$5,480,993
Interest to be paid	121,883	182,730	287,064	631,732	276,079	1,499,488
Accounts payables	236,382	—	—	—	—	236,382
Forward foreign currency contracts	43,758	473,229	550,510	—	—	1,067,497
Accrued expenses and other current liabilities	186,299	122,458	—	—	—	308,757
Other non-current liabilities	—	—	25,652	—	—	25,652
Total	$644,219	$1,212,897	$1,077,407	$3,546,392	$2,137,854	$8,618,769

As of December 31, 2023	3 months or less	3 months to 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Interest bearing loans and borrowings	$74,941	$195,947	$490,586	$2,033,506	$2,631,581	$5,426,561
Private Placement liability and derivative	—	—	—	4,058,199	—	4,058,199
Interest to be paid	132,999	276,882	382,834	751,157	393,575	1,937,447
Accounts payables	244,581	—	—	—	—	244,581
Accrued expenses and other current liabilities	189,073	68,581	—	—	—	257,654
Other non-current liabilities	—	—	171,281	—	—	171,281
Total	$641,594	$541,410	$1,044,701	$6,842,862	$3,025,156	$12,095,723

As of December 31, 2023, the table above included the Private Placement liability and derivative related to the Series C Preference Shares. As of December 31, 2023, interest to be paid included the Series C Preferential Dividend. As described in Note 1, the Private Placement liability and derivative were derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO.

Capital Management

The Group’s objective when managing capital is to balance the cash flow needs of the Group, while ensuring that appropriate capital is deployed in order to support the Group’s product offerings. Consistent with industry practice, the Group utilizes cash collected from advance bookings to fund operations. The Group may utilize bank loans, financial liabilities and leases to finance its current fleet and future newbuilding programs. Additionally, the Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.

As described in Note 14, the Group’s borrowings contain customary insurance requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. Also described in Note 14, the Hermes Financing also has financial maintenance covenants for VRC and VRC AG. As of December 31, 2024, VRC and VRC AG were in compliance with these financial maintenance covenants.

Changes in Liabilities Arising from Financing Activities

	January 1, 2024	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Series C Conversion to ordinary shares	Reclassifications and other	December 31, 2024
(in USD and thousands)
Short-term portion of bank loans and financial liabilities	$253,020	$(269,770)	$—	$—	$—	$236,866	$220,116
Long-term portion of bank loans and financial liabilities	1,757,372	(38,980)	400,988	(39,366)	—	(256,357)	1,823,657
Secured Notes	1,015,657	—	—	—	—	1,844	1,017,501
Short-term portion of Unsecured Notes	—	—	—	—	—	249,650	249,650
Long-term portion of Unsecured Notes	2,270,246	—	—	—	—	(245,245)	2,025,001
Private Placement liability	1,394,552	—	—	—	(1,397,960)	3,408	—
Short-term portion of lease liabilities	24,670	(28,142)	—	—	—	32,416	28,944
Long-term portion of lease liabilities	227,956	—	—	—	—	(20,362)	207,594
Total liabilities from financing activities	$6,943,473	$(336,892)	$400,988	$(39,366)	$(1,397,960)	$2,220	$5,572,463

	January 1, 2023	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Reclassifications and other	December 31, 2023
(in USD and thousands)
Short-term portion of bank loans and financial liabilities	$251,561	$(288,758)	$—	$—	$290,217	$253,020
Long-term portion of bank loans and financial liabilities	1,711,331	—	349,088	(41,337)	(261,710)	1,757,372
Secured Notes	1,670,392	(675,000)	-	—	20,265	1,015,657
Long-term portion of Unsecured Notes	1,555,857	—	720,000	(9,915)	4,304	2,270,246
Private Placement liability	1,384,780	—	—	—	9,772	1,394,552
Short-term portion of lease liabilities	22,991	(20,586)	—	—	22,265	24,670
Long-term portion of lease liabilities	239,419	—	—	—	(11,463)	227,956
Total liabilities from financing activities	$6,836,331	$(984,344)	$1,069,088	$(51,252)	$73,650	$6,943,473

The ‘Reclassifications and other’ column primarily includes the effect of reclassification of long-term portion of bank loans and financial liabilities to short-term, amortization of debt issuance costs, foreign currency on loans and changes in lease liabilities other than principal payments. See Note 10 for detail of items included in ‘Reclassifications and other’ related to lease liabilities.

Fair Value of Financial Assets and Liabilities

The carrying amounts of the Group’s financial assets and liabilities all approximate the fair values of those assets and liabilities as of December 31, 2024 and 2023, except for fixed interest bank loans and financial liabilities, secured and unsecured notes, and the Private Placement liability, as outlined below:

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial assets	2024	2023	2024	2023
Other non-current assets	$41,987	$55,593	$41,987	$55,593
Accounts and other receivables and prepaid expenses and other current assets	11,122	117,013	11,122	117,013
Total financial assets	$53,109	$172,606	$53,109	$172,606
Total current	$11,122	$117,013	$11,122	$117,013
Total non-current	$41,987	$55,593	$41,987	$55,593

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial liabilities	2024	2023	2024	2023
Forward foreign currency contracts	$39,797	$—	$39,797	$—
Bank loans and financial liabilities	2,043,773	2,010,392	2,084,552	2,009,895
Secured Notes	1,017,501	1,015,657	1,001,756	990,087
Unsecured Notes	2,274,651	2,270,246	2,345,481	2,312,358
Private Placement liability	—	1,394,552	—	1,406,649
Private Placement derivative	—	2,640,759	—	2,640,759
Warrant liability	—	134,270	—	134,270
Other non-current liabilities	1,991	3,410	1,991	3,410
Total financial liabilities	$5,377,713	$9,469,286	$5,473,577	$9,497,428
Total current	$494,568	$253,020	$499,237	$252,957
Total non-current	$4,883,145	$9,216,266	$4,974,340	$9,244,471

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2 - Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3 - Significant unobservable inputs the Group believes market participants would use in pricing the asset or liability based on the best information available.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The Group had no transfers between levels in the hierarchy during the years ended December 31, 2024 and 2023.

As of December 31, 2024 and 2023, designation within the fair value hierarchy for the Group’s financial assets and liabilities is outlined below:

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial assets	2024	2023	2024	2023
Level 1
Cash deposits	$51,384	$74,265	$51,384	$74,265
Restricted cash	—	75,786	—	75,786
Other	—	1,863	—	1,863
Level 2
Finance lease receivables	1,725	11,377	1,725	11,377
Forward foreign currency contracts	—	9,315	—	9,315
Total financial assets	$53,109	$172,606	$53,109	$172,606

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial liabilities	2024	2023	2024	2023
Level 2
Forward foreign currency contracts	$39,797	$—	$39,797	$—
Bank loans and financial liabilities	2,043,773	2,010,392	2,084,552	2,009,895
Secured Notes	1,017,501	1,015,657	1,001,756	990,087
Unsecured Notes	2,274,651	2,270,246	2,345,481	2,312,358
Level 3
Private Placement liability	—	1,394,552	—	1,406,649
Private Placement derivative	—	2,640,759	—	2,640,759
Warrant liability	—	134,270	—	134,270
Other	1,991	3,410	1,991	3,410
Total financial liabilities	$5,377,713	$9,469,286	$5,473,577	$9,497,428

Financial assets and liabilities measured at amortized cost

The fair value of the Group’s fixed interest bank loans and financial liabilities were calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities. The Unsecured Notes and the Secured Notes use pricing from secondary markets for the Group’s issued notes that are observable for the notes throughout the duration of the term. The Group designated these financial liabilities as Level 2 fair value instruments as valuation techniques contain observable inputs used by market participants.

The Group designated the Private Placement liability as a Level 3 fair value instrument as the valuation technique used was a discounted cash flow approach based on expected principal and dividend payments associated with the Private Placement liability, the assumptions around which were significant unobservable inputs. The value was sensitive to changes in expected future cash flows and the discount rates. As described in Note 1, the Private Placement liability was derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO.

Financial assets and liabilities measured at fair value

Forward foreign currency contracts are designated as Level 2 fair value instruments as the fair values are measured based on inputs that are readily available in public markets or can be derived from information in publicly quoted markets. The valuation is determined using present value calculations that incorporate inputs such as foreign exchange spot and forward rates and yield curves of the respective currencies.

As of December 31, 2023, the valuation of the Private Placement derivative was based on lattice model methodology, which took into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and various market factors. The value was sensitive to changes in the discounted cash flow model, including changes in expected future cash flows, the USD/EUR forward curve and the discount rates; changes in the discounted cash flow model resulted in changes in the ordinary share price. The Private Placement derivative was designated as Level 3 fair value instrument as the fair value was measured based on significant unobservable inputs, including but not limited to, ordinary share price, which was based on the discounted cash flow model, and ordinary share volatility. As described in Notes 1 and 20, the Private Placement derivative was derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO.

As of December 31, 2023, the valuation of the warrant liability was based on a lattice model methodology, which took into consideration ordinary share price, which was based on the discounted cash flow model, and estimated volatility. The warrant liability as of December 31, 2023 was a Level 3 fair value instrument as the fair value was measured based on significant unobservable inputs, including but not limited to, ordinary share price, which was based on the discounted cash flow model. As of December 31, 2024, the warrant liability was no longer outstanding. See Note 19.

The sensitivity of the fair value to the Level 3 significant unobservable inputs related to the warrant liability is outlined below:

Significant unobservable inputs	Fair value as of December 31, 2023 (in USD and thousands)
Fair Value	$134,270

Sensitivity Analysis
Ordinary share price
+ 5%	$147,157
- 5%	$121,408
Ordinary share volatility
+ 5%	$135,496
- 5%	$133,547

The sensitivity of the fair value to the Level 3 significant unobservable inputs related to the Private Placement derivative is outlined below:

Significant unobservable inputs	Fair value as of December 31, 2023 (in USD and thousands)
Fair Value	$2,640,759

Sensitivity Analysis
Ordinary share price
+ 5%	$2,842,062
- 5%	$2,439,916
Ordinary share volatility
+ 5%	$2,643,261
- 5%	$2,639,454

27.
TRANSACTIONS WITH RELATED PARTIES

Key management compensation

Key management includes members of the Company’s senior executives and the Board of Directors. The compensation paid or payable to key management for Board and employee services includes their participation in stock based compensation arrangements. The disclosure amounts are based on the expense recognized in the consolidated statement of operations in the respective year.

Key management compensation for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year Ended December 31,
	2024	2023	2022
(in USD and thousands)
Short term employee benefits	$28,396	$17,223	$15,540
Share-based benefits	3,832	10,443	17,806
Other	139	138	96
Total	$32,367	$27,804	$33,442

Transactions with Related Parties

As of December 31, 2024 and 2023, current receivables due from related parties were $0.3 million and $12.3 million, respectively.

As of December 31, 2024 and 2023, $0.2 million and $0.7 million, respectively, of the current receivables due from related parties were due to the Group from VCAP and its affiliates for (1) a management fee for certain administrative services provided by the

Group, and (2) reimbursement of expenses paid by the Group on behalf of VCAP and its affiliates. The management fees between the Group and VCAP did not have a material impact on the results of operations for the years ended December 31, 2024, 2023 and 2022. See Notes 19 and 20 for additional discussion on exercise of warrants by VCAP and Series C Conversion for CPP Investments and TPG.

Transactions with the China JV Investment

In 2020, the Group entered into an agreement with a subsidiary of China Merchants Group to together build a cruise line targeting the Chinese-speaking populations in China (the “China JV Investment”). The China JV Investment is comprised of two primary entities, CMV and Shenzhen China Merchants Viking Cruises Tourism Limited (“SCM”).

The Group has a 10% interest in CMV, the entity that contracts with passengers, owns and operates the ships and performs related activities. The Group’s interest in CMV is accounted for as an associate using the equity method of accounting because the Group has significant influence through its representation on the board of directors. For the years ended December 31, 2024, 2023 and 2022, the Group contributed capital of $8.5 million, $7.0 million and nil, respectively, to CMV. At the time of certain capital contributions, the carrying amount of the Group’s investment in CMV was zero and the Group had not previously recognized its entire portion of CMV’s losses. Accordingly, $7.9 million, $7.0 million and nil were recognized as losses and included in other financial (loss) income in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022, respectively. The carrying amount of the Group’s investment in CMV, which is included in investments in associated companies on the consolidated statements of financial position, was $0.6 million and zero as of December 31, 2024 and 2023, respectively.

In 2021, the Group sold an ocean ship, the Viking Yi Dun (formerly the Viking Sun), to CMV. CMV financed the purchase and pursuant to the terms of the Group’s investment in CMV, VCL guaranteed 10% of CMV’s obligations under the financing, up to a maximum of $45.0 million.

The Group provides services to CMV related to the Group’s cruise industry expertise. For the years ended December 31, 2024, 2023 and 2022, the Group recognized services revenue of $11.3 million, $23.5 million and $13.0 million, respectively, which is included in onboard and other in the consolidated statements of operations. As of December 31, 2024 and 2023, zero and $11.6 million, respectively, of the current receivables due from related parties related to CMV. Services revenue recognized in 2024 relates to services performed prior to the first sailings under the accommodation agreement discussed below.

In 2024, the Group entered into an accommodation agreement for all cabins on the Viking Yi Dun ocean ship from the third quarter of 2024 until the end of 2026. See Note 10. For the year ended December 31, 2024, the Group recognized vessel operating expenses related to non-lease components and variable lease payments for the Viking Yi Dun of $8.1 million. The Group also incurred depreciation expense and interest expense related to the lease of $2.3 million and $0.2 million, respectively.

The Group has a 50% interest in SCM, the entity that provides services for business planning, management consulting, sales, product development, and hotel operations to CMV. The Group controls SCM through its rights to nominate key board and management positions, who have the power to direct the activities that most directly impact SCM’s returns, and the services provided by SCM, which primarily relate to the Group’s cruise industry expertise. Accordingly, the Group consolidates the results of SCM into the Group’s consolidated financial statements.

28. REVISION TO PREVIOUSLY ISSUED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The tables below reflect the unaudited interim periods within the year ended December 31, 2024 and include revisions to previously filed unaudited interim condensed consolidated financial statements to correct immaterial errors as discussed in Note 2. These revisions will be reflected in the Group’s quarterly reports to be filed on Form 6-K during the year ending December 31, 2025.

The following table sets forth revisions to the unaudited interim condensed consolidated statements of operations for the three months ended March 31, June 30, and September 30, 2024:

	Three Months Ended March 31, 2024			Three Months Ended June 30, 2024			Three Months Ended September 30, 2024
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
(in USD and thousands, except per share data)
Other operating expenses
Depreciation, amortization and impairment	$(64,911)	$(632)	$(65,543)	$(61,141)	$(632)	$(61,773)	$(61,052)	$(632)	$(61,684)
Total other operating expenses	$(284,729)	$(632)	$(285,361)	$(281,734)	$(632)	$(282,366)	$(280,030)	$(632)	$(280,662)
Operating income	$(70,499)	$(632)	$(71,131)	$426,926	$(632)	$426,294	$489,588	$(632)	$488,956

Non-operating income (expense)
Interest expense	$(117,489)	$3,858	$(113,631)	$(100,623)	$4,599	$(96,024)	$(90,002)	$5,568	$(84,434)
Income (loss) before income taxes	$(492,322)	$3,226	$(489,096)	$163,287	$3,967	$167,254	$379,672	$4,936	$384,608
Net (loss) income	$(493,928)	$3,226	$(490,702)	$155,801	$3,967	$159,768	$374,800	$4,936	$379,736

Net (loss) income attributable to Viking Holdings Ltd	$(494,224)	$3,226	$(490,998)	$155,652	$3,967	$159,619	$375,094	$4,936	$380,030

Net (loss) income per share attributable to ordinary and special shares
Basic	$(1.21)	$0.01	$(1.20)	$0.37	$0.01	$0.38	$0.87	$0.01	$0.88
Diluted	$(1.21)	$0.01	$(1.20)	$0.37	$0.01	$0.38	$0.86	$0.01	$0.87

The following table sets forth revisions to the unaudited interim condensed consolidated statements of other comprehensive income (loss) for the three months ended March 31, June 30, and September 30, 2024:

	Three Months Ended March 31, 2024			Three Months Ended June 30, 2024			Three Months Ended September 30, 2024
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
(in USD and thousands)
Net (loss) income	$(493,928)	$3,226	$(490,702)	$155,801	$3,967	$159,768	$374,800	$4,936	$379,736
Total comprehensive (loss) income	$(504,531)	$3,226	$(501,305)	$151,237	$3,967	$155,204	$393,752	$4,936	$398,688

Total comprehensive (loss) income attributable to Viking Holdings Ltd	$(504,819)	$3,226	$(501,593)	$151,091	$3,967	$155,058	$394,034	$4,936	$398,970

The following table sets forth revisions to the unaudited interim condensed consolidated statements of cash flows for the three months ended March 31, six months ended June 30, and nine months ended September 30, 2024:

	Three Months Ended March 31, 2024			Six Months Ended June 30, 2024			Nine Months Ended September 30, 2024
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
(in USD and thousands)
Cash flows from operating activities
Net (loss) income	$(493,928)	$3,226	$(490,702)	$(338,127)	$7,193	$(330,934)	$36,673	$12,129	$48,802
Depreciation, amortization and impairment	$64,911	$632	$65,543	$126,052	$1,263	$127,315	$187,104	$1,895	$188,999
Interest expense	$108,414	$(3,858)	$104,556	$201,297	$(8,456)	$192,841	$285,401	$(14,024)	$271,377
Net cash flow from operating activities	$463,031	$—	$463,031	$882,819	$—	$882,819	$1,711,489	$—	$1,711,489

29.
SUBSEQUENT EVENTS

Subsequent to December 31, 2024, the Group had the following significant events:

•
In January 2025, the Group cancelled its €167.5 million loan agreement related to the financing of the four Longships and one Longship-Seine river vessel scheduled for delivery in 2025. See Note 14.

•
In January 2025, the Group entered into shipbuilding contracts for the eight additional river vessels, four scheduled for delivery in 2027 for $52.7 million each and four scheduled for delivery in 2028 for $53.5 million each, assuming a euro to USD exchange rate of 1.10.
•
In January 2025, the Group entered into loan agreements for Ship XVII, Ship XVIII, Ship XIX and Ship XX. The loan agreements are for up to 80% of each newbuild’s contract price, including certain change orders and 100% of the Export Credit Agency premium, and will be available for drawdown in USD. SACE provided the lenders with an insurance policy covering 100% of the principal and interest of the facility amount. The interest rates for the loans are fixed. The loans are due in 12 years through 24 consecutive, semiannual, equal installments, the first of which is due six months after the drawdown at delivery. The Company, VCL and VOC II have jointly and severally guaranteed these loans.
•
In January 2025, the Group entered into a contract for a portion of its river fuel usage in Europe for the 2025 season. The contract prices are fixed for 30,000 cubic meters and depend on the place of delivery ranging from $67.40 to $81.30 per 100 liters excluding taxes.
•
In February 2025, the Group entered into option agreements for eight additional river vessels, four of which have an exercise date of September 30, 2026 for delivery in 2029 and four of which have an exercise date of September 30, 2027 for delivery in 2030.
•
In February 2025, the Company granted 1,335,408 RSUs and 267,080 performance RSUs (reflected at target, the “PSUs”) to its executive officers under the 2018 Incentive Plan. Both the RSUs and PSUs are subject to service vesting conditions of one to three years. The PSUs are also subject to performance vesting conditions, which are based upon the Group’s achievement of certain adjusted net income-based performance targets for the years ending December 31, 2025 to December 31, 2027, on an individual and cumulative basis. Depending on the Group’s performance, the actual number of ordinary shares that could be issued upon vesting of the PSUs could range from 0% to 200% of the target number of shares.

VIKING HOLDINGS LTD

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF TOTAL COMPREHENSIVE INCOME (LOSS)

(in USD and thousands)

	Year Ended December 31,
	2024	2023	2022
Management service revenue	$8,679	$8,579	$10,573
Total revenue	8,679	8,579	10,573

Operating expenses
Administration	(32,397)	(18,361)	(22,366)
Operating loss	(23,718)	(9,782)	(11,793)

Non-operating income (expense)
Interest income	7,458	9,552	5,594
Interest expense	(32,704)	(95,530)	(94,889)
Currency (loss) gain	-	(52)	163
Private Placement derivative (loss) gain	(364,214)	(2,007,089)	808,523
Other financial (loss) income	(261,615)	(107,673)	40,567
(Loss) income before income taxes	(674,793)	(2,210,574)	748,165
Income tax expense	—	—	—
Net (loss) income	$(674,793)	$(2,210,574)	$748,165

Other comprehensive income (loss)
Other comprehensive income	—	—	—
Total comprehensive (loss) income	$(674,793)	$(2,210,574)	$748,165

The accompanying notes are an integral part of these financial statements.

VIKING HOLDINGS LTD

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands)

	December 31, 2024	December 31, 2023
Assets
Non-current assets
Investment in subsidiaries	$573,601	$560,447
Non-current receivable due from related party	—	7,725
Long-term loan due from related party	—	14,199
Other non-current assets	3,742	—
Total non-current assets	577,343	582,371
Current assets
Cash and cash equivalents	174,405	104,053
Prepaid expenses	2,931	1,299
Short-term loan due from related party	14,199	—
Current receivables due from related parties	27,703	14,880
Total current assets	219,238	120,232
Total assets	$796,581	$702,603

Shareholders' equity and liabilities
Shareholders' equity	$727,494	$(3,524,612)
Non-current liabilities
Private Placement liability	—	1,394,552
Private Placement derivative	—	2,640,759
Non-current payable due to related party	—	7,725
Long-term loan due to related party	—	14,199
Other non-current liabilities	—	134,270
Total non-current liabilities	—	4,191,505
Current liabilities
Accounts payable	373	1,084
Accrued expenses and other current liabilities	2,752	1,339
Short-term loan due to related party	14,199	—
Current payables due to related parties	51,763	33,287
Total current liabilities	69,087	35,710
Total shareholders' equity and liabilities	$796,581	$702,603

The accompanying notes are an integral part of these financial statements.

VIKING HOLDINGS LTD

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(in USD and thousands)

	Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(674,793)	$(2,210,574)	$748,165
Adjustments to reconcile net (loss) income to net cash flows
Amortization of debt transaction costs	3,408	9,772	9,129
Private Placement derivatives loss (gain)	364,214	2,007,089	(808,523)
Non-cash financial loss (gain)	261,615	107,673	(40,567)
Stock based compensation expense	957	2,613	4,452
Interest income	(7,458)	(9,552)	(5,594)
Interest expense	29,296	85,758	85,760
Changes in working capital:
Changes in other liabilities and assets	(930)	1,728	169
Increase in non-current assets	(3,742)	—	—
Changes in related parties receivable and payables	5,653	(1,215)	(1,931)
Net cash flow used in operating activities	(21,780)	(6,708)	(8,940)

Cash flows from investing activities
Interest received	6,748	8,842	4,884
Net cash flow from investing activities	6,748	8,842	4,884

Cash flows from financing activities
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	243,927	—	—
Taxes paid related to net share settlement of equity awards	(124,109)	—	—
Dividend distribution	(18,229)	(49,291)	(46,462)
Proceeds from exercise of stock options	12,294	—	—
Interest paid	(28,586)	(85,048)	(85,050)
Other	87	—	—
Net cash flow from (used in) financing activities	85,384	(134,339)	(131,512)

Net increase (decrease) in cash and cash equivalents	$70,352	$(132,205)	$(135,568)
Cash and cash equivalents
Cash and cash equivalents at January 1	$104,053	236,258	371,826
Cash and cash equivalents at December 31	174,405	104,053	236,258
Net increase (decrease) in cash and cash equivalents	$70,352	$(132,205)	$(135,568)

The accompanying notes are an integral part of these financial statements.

VIKING HOLDINGS LTD

(PARENT COMPANY ONLY)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

DECEMBER 31, 2024

1.
BACKGROUND AND BASIS OF PREPARATION

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as the restricted net assets of Viking Holdings Ltd (“VHL” or the “Company”) and its subsidiaries (the “Group”) exceed 25% of the consolidated net assets of Viking Holdings Ltd and its subsidiaries. This information should be read in conjunction with the Group’s consolidated financial statements included elsewhere in this Annual Report.

VHL’s investment in subsidiaries is stated at historical cost, including contributed capital, less any write-down for impairment. Based on the carrying value of the Company’s subsidiaries, no impairment charges were recorded for any periods presented.

Except for its accounting for investments in subsidiaries as described above, the accounting policies for the Company are the same as those described in Note 2 of the Notes to the consolidated financial statements included elsewhere in this Annual Report.

2.
COMMITMENTS, CONTINGENCIES, AND LONG-TERM OBLIGATIONS

For a discussion of the Company’s commitments, contingencies, and long-term obligations, see Notes 15, 20, 24 and 26 of the Group’s consolidated financial statements. In connection with VHL’s IPO, the Private Placement derivative and Private Placement liability were derecognized with an offsetting amount recognized in equity.

3.
TRANSACTIONS WITH RELATED PARTIES AND SUBSIDIARIES

VHL entered into loan agreement to borrow up to $25.0 million from one of its subsidiaries and in turn, VHL entered into loan agreement to lend up to $25.0 million to one of its subsidiaries. Each of the loans are interest bearing at 5% and mature in 2025. As of both December 31, 2024 and 2023, $14.2 million of each $25.0 million had been drawn. As VHL is the ultimate parent of both subsidiaries, these loans and related interest are eliminated in the consolidated financial statements.

For the years ended December 31, 2024, 2023 and 2022, management service revenue from subsidiaries was $8.7 million, $8.6 million and $10.6 million respectively, which is eliminated in the consolidated financial statements.

Receivables from subsidiaries and payables to subsidiaries are eliminated in the consolidated financial statements.