Form 20-F
period 2025-12-31
Viking Holdings Ltd
filed 2026-03-03
CIK 1745201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ordinary Shares	317,907,301
Special Shares	127,771,124

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

The following is a summary of certain other defined terms and concepts that we use throughout this Annual Report. Unless otherwise specified or the context requires otherwise, all references to:

•
“Adjusted Earnings per Share” or “Adjusted EPS” are to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding;
•
“Adjusted EBITDA” are to EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, share-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items);
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
•
“Adjusted Net Income (Loss) attributable to Viking Holdings Ltd” are to net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance, including derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt, impairment charges and reversals and certain other gains and losses;
•
“Adjusted Weighted-Average Shares Outstanding” are to the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and dilutive share based awards to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year;
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
•
“China JV Investment” are to the joint venture between us and China Merchants Cruises Limited, a subsidiary of China Merchants Group. The China JV Investment is primarily operated by CMV, in which we have a 10% interest;
•
“CMV” are to China Merchants Viking Cruises Limited, the entity of the China JV Investment that owns and operates the Viking Yidun;
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
•
“IFRS Accounting Standards” are to the IFRS® Accounting Standards as issued by the International Accounting Standards Board (the “IASB”);
•
“Invested Capital” are to the average of the most recent four quarters of indebtedness, gross of debt fees, less cash and cash equivalents, plus total shareholders’ equity;
•
“Investor Rights Agreement” are to the investor rights agreement entered into by our principal shareholder, CPP Investments, TPG VII Valhalla Holdings L.P. (“TPG”) and the Company in connection with our IPO;
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
•
“our Antarctic expedition market share” are to our share of passenger volume for all expedition vessels that carried guests to Antarctica, where passenger volume is defined as the total number of passengers carried on non-governmental expeditions on ships which could land on shore for the 2025 season, as reported to the Secretariat of the Antarctic Treaty Electronic Information Exchange System as of January 2026. The Antarctic season spans from the fourth quarter of a calendar year to the first quarter of the following calendar year;
•
“our core products” are to Viking River, Viking Ocean, Viking Expedition and Viking Mississippi;

•
“our luxury ocean market share” are to our share of capacity passengers of all ships operated by luxury ocean cruise lines (Atlas Ocean Voyages, Crystal Cruises, Emerald Cruises, Explora Journeys, Paul Gauguin Cruises, Regent Seven Seas Cruises, The Ritz-Carlton Yacht Collection, Scenic Luxury Cruises & Tours, Seabourn Cruise Line, SeaDream Yacht Club, Silversea Cruises and Windstar Cruises), and select small / medium size premium cruise lines that we consider direct competitors (Azamara and Oceania Cruises) for 2025, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing. Ocean cruise line passenger estimates include passengers on ships used for expedition cruises. As a result, our ocean market share includes our expedition ships;
•
“our Mississippi river market share” are to our share of capacity passengers of ships that primarily service passengers on the Mississippi, Cumberland, Tennessee and Ohio rivers (American Cruise Lines) for 2025, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing;
•
“our North American outbound river market share” are to our share of capacity passengers of vessels that primarily service North American passengers on European waterways (AMA Waterways, Inc., Avalon Waterways, Emerald Cruises, Gate 1 Travel, Grand Circle Travel Corp., Tauck and Uniworld River Cruises, Inc.) for 2025, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing;
•
“our primary source markets” are to North America, the United Kingdom, Australia and New Zealand;
•
“our principal shareholder” means Viking Capital Limited, which held 108.3 million ordinary shares and 127.7 million special shares as of December 31, 2025, which represent approximately 87% of the voting power of our issued and outstanding share capital;
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
•
“Return on Invested Capital” or “ROIC” are to the ratio, expressed as a percentage, of operating income adjusted for income tax (expense) benefit divided by Invested Capital;
•
“season” are to the respective calendar year for such season. For example, the “2025 season” refers to the 2025 calendar year;
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
•
“Total Debt” are to indebtedness outstanding, gross of debt fees, excluding lease liabilities;
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
•
“Viking River” are to our river cruise product marketed to our primary source markets. Viking Mississippi is a separate product from Viking River; and
•
“Viking Yidun” are to Zhao Shang Yidun, a Chinese flagged ocean ship (formerly the Viking Sun) that is owned and operated by CMV, as part of the China JV Investment. Itineraries on the Viking Yidun that are marketed and sold to English speaking passengers are part of Viking Ocean, while itineraries on the Viking Yidun that are marketed and sold to non-English speaking passengers are part of Asia Outbound. Information about our fleet contained in this Annual Report includes the Viking Yidun.

Some of the foregoing terms refer to certain non-IFRS Accounting Standards financial measures. For additional information on these measures, reasons why the company utilizes the measures and limitations related to the measures, see “Financial Information-Operating Results.”

Presentation of Financial Information

Our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included in this Annual Report have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB.

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
•
our ability to effectively implement artificial intelligence solutions;
•
breaches in data security or other disturbances to our information technology networks and operations;
•
our ability to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary;
•
the adverse impacts of compliance or legal matters, including litigation;
•
additional trade, financial or economic sanctions;
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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In addition to the other information contained in this Annual Report and in other documents we file or furnish with the SEC, the risk factors set forth below are important factors that could cause actual results to differ from expected or historical results. If any of the following risks actually occur, our business, financial condition, cash flows, results of operations and the trading price of our ordinary shares could be negatively impacted. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition, cash flows and results of operations.

The ordering of the risk factors set forth below is not intended to reflect any indication of priority or likelihood.

Risks Related to Our Business, Our Operations and Our Industry

Changes in the general worldwide economic and political environment could reduce the demand for cruises.

The demand for cruises is affected by international, national and local economic and market conditions. Adverse changes in the perceived or actual economic climate in North America or globally, such as volatility in fuel prices, higher interest rates, inflation, stock and real estate market declines or volatility, more restrictive credit markets, higher unemployment rates, higher taxes or changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. Consequently, this may negatively affect demand for cruises, which are discretionary purchases, in these countries. In addition, inflation or any other increase in the cost of goods and services purchased by us as a result of economic and market conditions would increase our operating costs and we may not be able to offset these cost increases without raising prices, which could reduce the demand for cruises. At times of higher interest rates, we may also experience a change in guest booking and payment patterns as guests may be less likely to pay in full for their cruises for early booking discounts, which may adversely affect our business, financial condition and results of operations. Any decrease in demand for cruise vacations could result in price discounting, which, in turn, could adversely affect our business, financial condition and results of operations. Changes in the general political environment, including an outbreak of armed conflict, such as the current Russia-Ukraine and Middle East conflicts, the Israel-Hamas conflict and those related to the Houthi attacks in the Red Sea, and increasing tensions in the South China Sea, could also impact economic and market conditions and cause an increase in our cost of goods or affect our supply chain.

Changes in international, national and local political conditions could also reduce the demand for cruises. For example, Russia’s adverse relationship with the United States, European countries and others, including as a result of the Russia-Ukraine conflict, has affected the public’s attitude towards visiting Russia, Ukraine and other Eastern European countries, which has led to declining demand for cruises in those regions. Likewise, continued and increasing political unrest in the Middle East may adversely affect travel in the region. The threat of additional attacks and of armed hostilities internationally or locally may cause prospective travelers to not book travel or cancel their plans, which may have a material adverse effect on our results of operations and financial condition. Additionally, the United States Department of State has issued advisories regarding travel to Russia, Belarus, Ukraine and certain countries in the Middle East discouraging travelers from visiting these regions and impeding the ability of travelers to attain travel insurance, thereby adversely affecting demand for travel to these regions. Even after resolution of the current Russia-Ukraine and Middle East conflicts, there is no guarantee that demand for cruises in these regions will return.

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
•
reduction in our revenues and cash flows as a result of changes to our cancellation policies, and issuances or redemptions of vouchers for cancelled or disrupted cruises;
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

Actions taken by us in response to a disease outbreak or pandemic, either to conserve cash, increase demand for our cruises or otherwise, may also affect our business, financial condition and results of operations for periods following containment of the outbreak. For example, for cancelled sailings related to the COVID-19 pandemic, guests had the option to receive either a refund in cash or a voucher. In addition, for bookings made through June 30, 2022, we temporarily updated our cancellation policies to give our guests the option to cancel cruises closer to the date of departure and receive vouchers instead of incurring cancellation penalties. If guests use vouchers to book cruises in future periods, our cash flow from bookings in those periods will be lower.

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

Adverse political conditions and events, such as an outbreak of hostilities or armed conflict, could also require us to modify or cancel existing bookings, which would result in greater refunds, lower capacity utilization and reduced reliability of bookings as an indicator of future revenues. For example, due to the Russia-Ukraine conflict, we are not currently operating Russia or Ukraine itineraries. Additionally, beginning in October 2023, the Israel-Hamas conflict caused us to reroute ocean itineraries with stops in Israel and to cancel pre- and post-trip cruise extensions in Israel. If the current Russia-Ukraine or Middle East conflicts are not resolved or intensify or there is an outbreak or escalation of hostilities in other regions, it may lead to cancellations or adjustments in our sailing routes in future seasons, or it could result in the impairment or loss of other ships, which could adversely affect our business, financial condition and results of operations.

Changes in fuel prices would affect the cost of our cruise ship operations and our hedging strategies may not protect us from increased costs related to fuel prices.

For the year ended December 31, 2025, fuel costs were 11.8% of our vessel operating expenses. The cost of fuel rose substantially in 2022 and remains high. Increases in the cost of fuel globally, including as a result of global inflation, geopolitical events, including the current Russia-Ukraine and Middle East conflicts, or regulatory requirements that require us to use more expensive types of fuel would increase our fuel costs. Any increase in the cost of fuel or increase in our fuel consumption, or any regulations requiring the use of more expensive fuel types, would increase our operating costs and we may be unable to implement fuel conservation initiatives and other practices to help offset these fuel cost increases. An increase in fuel prices not only affects our fuel costs, but also some of our other expenses, such as crew travel, freight and commodity prices and the price of airfare for our guests, which, in turn, could increase our expenses and have an adverse effect on our business, financial condition and results of operations. Despite any fuel financial instruments we are currently a party to, or may enter into in the future, increases in fuel prices could have a material adverse effect on our business, financial condition and results of operations. Our risk management program may not be successful in mitigating higher fuel costs, and any price protection provided may be limited due to market conditions. To the extent that we use derivative contracts that have the potential to create an obligation to pay upon settlement if fuel prices decline significantly, such derivative contracts may limit our ability to benefit fully from lower fuel costs in the future as a result of payments we may be required to make in connection therewith. There can be no assurance that our derivative arrangements will be cost-effective, will provide any particular level of protection against rises in fuel prices or that our counterparties will be able to satisfy their obligations under our derivative arrangements. Additionally, deterioration in our financial condition could negatively affect our ability to enter into new derivative contracts in the future.

Increased labor costs or our inability to recruit or retain employees may adversely affect our business, financial condition and results of operations.

We must continue to recruit, retain and motivate our employees in order to maintain our current business and support our projected growth. We need to hire and train a considerable number of qualified crew members to staff our ships and in some jurisdictions, we are subject to legal or regulatory requirements that limit the available labor pool to select nationalities. Factors outside of our control, including, but not limited to, high demand for skilled employees with limited supply, labor shortages, immigration requirements affecting the issuance or renewal of work authorizations, other general inflationary pressures or changes in applicable laws and regulations, could make it more difficult for us to attract and retain employees generally and could require us to enhance our wage and benefits packages. This may require significant efforts on the part of our management team, and our inability to hire a sufficient number of qualified crew members could adversely affect the level of services we provide and therefore the demand for our cruises, and in turn negatively impact our business, financial condition and results of operations. Currently, we are party to a collective bargaining agreement with the Norwegian Seafarers’ Union and the Associated Marine Officers’ and Seamen’s Union of the Philippines to set out the terms and conditions of certain employees on our ships, except for those ships registered in the Ordinary Norwegian Registry. Any future amendments to such collective bargaining agreements or inability to satisfactorily renegotiate such agreements may increase our labor costs and have a negative impact on our financial condition. In addition, although our collective bargaining agreements have a no-strike provision, they may not prevent a disruption in work on our ships in the future. We may also be subject to or affected by work stoppages unrelated to our business or collective bargaining agreements. Any such disruptions in work could have a material adverse effect on our financial results.

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

For the year ended December 31, 2025, 11.5% of our total revenue was generated in currencies other than the U.S. dollar. For the year ended December 31, 2025, 33.2% of total commissions and transportation costs, direct costs of cruise, land and onboard, vessel operating and selling and administration expenses were incurred in currencies other than the U.S. dollar. For these expenses, we estimated that a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $107.0 million effect on our income (loss) before income taxes for the year ended December 31, 2025 before taking into consideration any hedging activities.

Additionally, certain of our debt is denominated in currencies other than the U.S. dollar, primarily the loans associated with financing the Viking Neptune and the Viking Saturn, which are denominated in euros. Based on our outstanding Viking Neptune and Viking Saturn loan balances as of December 31, 2025, a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $57.3 million decrease or increase on the balance of the bank loans.

Because we operate globally, we are exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor our exchange rate exposure and determine if we should enter into financial transactions, such as hedges, to completely or partly mitigate risks resulting from fluctuating currency exchange rate movements. For example, in 2024, we entered into forward foreign currency contracts with maturities on various dates in 2025 and 2026. There can be no assurance, however, that our decisions on whether to enter into hedges and any hedges we enter into will prove successful in mitigating the potentially negative impact of exchange rate fluctuations. Additionally, significant volatility in the relevant exchange rates may increase our hedging costs and potential losses, as well as limit our ability to hedge our exchange rate exposure. In particular, we may not adequately hedge against unfavorable exchange rate movements, including those of certain emerging market currencies, which could have an adverse effect on our financial condition and results of operations.

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

Our success is substantially dependent on the continued service of our senior management, including our Chairman and Chief Executive Officer. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management who are critical to our success, which could result in harm to our guest and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

We have not obtained key man life insurance policies on any member of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

We operate in a highly competitive industry and we may not be able to compete effectively.

The cruise industry is highly competitive, and we expect that competition will continue to increase. We face significant competition both on the basis of pricing and in terms of the types of ships, services, itineraries and destinations being offered. Our principal competitors within the river cruise industry include such companies as AMA Waterways, Inc., Avalon Waterways, Celebrity River Cruises, Grand Circle Cruise Line, Tauck and Uniworld River Cruises, Inc. Our principal competitors within the ocean cruise industry include premium and luxury ocean cruise operators such as Azamara Cruises, Celebrity Cruises, Crystal Cruises, Explora Journeys, Holland America Line, Oceania Cruises, Princess Cruises, Regent Seven Seas Cruises, Seabourn Cruise Line and Silversea Cruise Holding Ltd. Our Viking Expedition product faces competition from companies such as Atlas Ocean Voyages, Hurtigruten Expeditions, Lindblad Expeditions, Pearl Seas Cruises, Ponant, Quark Expeditions, Seabourn Cruise Line, Silversea Cruise Holding Ltd and Victory Cruise Lines. The Viking Mississippi product competes with American Cruise Lines. We also face competition from land-based vacation alternatives, such as hotels and resorts, package holidays, tours, vacation ownership properties, casinos and tourist destinations throughout the world. In the event that we do not compete effectively, our business, financial condition and results of operations could be adversely affected.

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

We have made several investments in the Asia Outbound market. In 2026, we are offering river and ocean itineraries for non-English speaking guests. There can be no assurance that Asian guests will be attracted to Asia Outbound or that Asia Outbound will produce the anticipated rate of return we expect, or at all, which, in turn, could adversely affect our business, financial condition and results of operations. In addition, from time to time, there could be new travel restrictions preventing or limiting outbound travel from these source markets, which could reduce demand for Asia Outbound or create a shortage of qualified crew members for Asia Outbound. For example, our European river itineraries for Chinese guests were temporarily suspended in 2020, 2021 and 2022 due to travel restrictions imposed by Chinese regulatory authorities preventing outbound travel. Geopolitical developments in the Asia-Pacific region, including any outbreak or escalation of armed conflict in the region or changes in trade policies, could also result in reduced international travel by Asian guests.

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

As part of our entry into the ocean cruising market in China, we entered into the China JV Investment in 2020. We have a 10% interest in CMV, the entity that owns and operates the Viking Yidun. These types of investments involve risks not otherwise present in operations run solely by us, including: (1) we do not have full decision-making authority over the China JV Investment; (2) where we do not have full decision-making authority, we may experience impasses or disputes with the other owner on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (3) the other investee in the China JV Investment may fail to fund their share of required capital contributions or fail to fulfill their other obligations; (4) the arrangements governing the China JV Investment may contain certain conditions or milestone events that may never be satisfied or achieved; (5) the other investee in the China JV Investment may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests; (6) new regulations may restrict our ability to participate in this investment; (7) we may suffer losses as a result of actions taken by the other investee in the China JV Investment; and (8) it may be difficult for us to economically exit these investments if an impasse arises or if we desire to sell our interest for any reason. In addition, we may, in certain circumstances, be liable for the actions of the China JV Investment or the other investee in the China JV Investment even if we did not support or participate in such action. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

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

Acquisitions that we may decide to pursue in the future could adversely affect our business, financial condition and results of operations.

We may pursue acquisitions in the future, which are subject to various factors, including, among others, our ability to identify attractive business opportunities and to negotiate favorable terms for such opportunities. Accordingly, we cannot make any assurances that potential acquisitions will be completed timely or at all, or that if completed, we would realize the anticipated benefits of such acquisitions. Acquisitions also involve inherent risks and uncertainties, including, among others: (1) distraction of management from current operations; (2) delay or failure to successfully integrate and realize expected synergies; (3) greater-than-expected liabilities and expenses; and (4) economic, political, legal and regulatory challenges associated with operating in new businesses, regions or countries. In addition, acquisitions may adversely impact our liquidity or debt levels, and the recognized value of goodwill and other intangible assets can be negatively affected by unforeseen events or circumstances, which may result in an impairment charge. Any of the foregoing events could adversely affect our business, financial condition and results of operations.

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

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including hostility from local populations, restrictions and taxes on the withdrawal of foreign investment and earnings, government policies against the cruise business, infringement of third-party intellectual property rights, difficulties in enforcing our intellectual property against infringers, stringent data privacy regulations, costly cybersecurity requirements, investment restrictions or requirements, diminished ability to legally enforce our contractual rights in foreign countries, foreign exchange restrictions and fluctuations in foreign currency exchange rates, changes in immigration, environmental or labor regulations, difficulty obtaining or renewing foreign permits, approvals or licenses necessary to operate in foreign countries, trade barriers, withholding and other taxes on remittances and other payments by subsidiaries, and changes in, and application of, tariffs and foreign taxation structures, including value added and excise taxes. If we are unable to address these risks adequately, our business, financial condition and results of operations could be adversely affected.

Risks Related to Our Dependence on Third Parties

If we experience delays in ship construction or ship repairs, maintenance or refurbishments or changes in costs, our business, financial condition and results of operations could be adversely affected.

Our fleet may require repairs, maintenance or refurbishments. We also continue to expand our fleet and are dependent on shipyards to build our new ships. Constructing, refurbishing, maintaining and repairing ships are complex processes that involve numerous risks, such as delays in completion and changes in costs. In addition, if the shipyards or subcontractors who construct, repair, maintain or refurbish our ships experience work stoppages, financial instability, insolvencies or supply chain, technical or other difficulties that are beyond our control and the control of the shipyards or their subcontractors, the delivery of our ships under construction or the repair, maintenance or refurbishment of our existing ships may be impaired or delayed. Although our contracts for new ships include penalties for delays in delivery by the shipyards, these penalties are invariably capped and will not fully cover the losses and negative effects we will suffer from such delays. For example, in December 2025, we were informed that the delivery of eight river ships would be delayed due to temporary technological disruptions and resource availability. As a result, any failure to construct, repair, maintain or refurbish our ships on time, or at all, could require us to potentially delay or cancel planned departures or necessitate unscheduled drydocks and adversely affect our business, financial condition and results of operations. In addition, the consolidation of control of certain shipyards and increased demand for new ships, could result in less shipyard availability, thus reducing competition and increasing prices. Finally, the lack of qualified shipyard repair facilities could result in the inability to repair and maintain our ships on a timely basis. These potential events and the associated losses, to the extent that they are not adequately covered by contractual remedies or insurance, could adversely affect our business, financial condition and results of operations.

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

We rely on third parties, including third-party operators, ship owners, governmental agencies and suppliers, to provide certain services and products that are integral to the operation of our business.

While we manage most of our operations in-house in an effort to provide consistent quality to our guests and to control our costs, we also rely on third parties to provide certain services that are integral to the operation of our business. For example, we rely on third-party operators to provide nautical services and certain onboard services for our ocean and expedition cruises. We also rely on third parties to own and operate the Viking Yidun and our chartered vessels, such as the Viking Mississippi, the Viking Saigon, the Viking Tonle and our future India vessels. If these third parties, which include the Mississippi Ship Owner for the Viking Mississippi and the China JV Investment for the Viking Yidun, or any of our other third parties suffer financial hardship or are otherwise unable to continue providing such services, we cannot guarantee that we will be able to replace them in a timely manner, which may cause an interruption in our operations. To the extent that we are able to replace them, we may be forced to pay an increased cost for equivalent services. Either the interruption of operations or increased costs could adversely affect our financial condition and results of operations. When we rely on third parties to provide services that are integral to the operation of our business, we are also subject to the risk that certain decisions or actions by these third parties could adversely affect our business, financial condition and results of operations. A failure to adequately monitor a third party’s compliance with applicable service, regulatory and legal requirements could result in significant reputational or economic harm to us.

We also rely on other vendors and suppliers including for services and products onboard our ships. Factors outside of our control, including global inflation, labor shortages, the outbreak and escalation of armed conflict (e.g., the current Russia-Ukraine and Middle East conflicts) and economic, financial and trade sanctions and export controls, may affect the financial viability of key vendors in our supply chain, including hotel, restaurant and shore excursion suppliers, cause an increase in the cost of the services and products provided by our vendors or create supply chain issues that impact our ability to provide our guests with necessary goods, such as food, linens and toiletries. We also rely on governmental agencies to provide certain services used in our operations, which may become unavailable or more expensive if such agencies are privatized or their operations are interrupted or reduced. Any interruption or delays in the services or products we purchase from our vendors or obtain from governmental agencies, or an increase in the cost or timing of the services and products provided by our vendors or governmental agencies, may adversely affect demand for our cruises, which could adversely affect our business, financial condition and results of operations.

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

We rely on common law rights and registered trademarks to protect our brand in a number of jurisdictions. Such trademark rights are vulnerable to challenge by third parties and we have in the past been, and are currently, involved in trademark oppositions in a number of jurisdictions with various third parties. Certain of these matters have resulted in co-existence agreements whereby we have agreed that our trademarks and the trademarks of relevant third parties are able to co-exist on certain terms. We do not believe that the terms of these existing co-existence arrangements materially restrict or will restrict the operation of our business, but future co-existence arrangements could impose such restrictions. We have also not been able to secure trademark registrations for certain of our key brands in certain categories of goods or services in certain jurisdictions where we use those brands due to prior rights and we may be similarly restricted from protecting our brands in the future. To the extent that we operate now or in the future in jurisdictions in which we have not secured registered trademark rights, we operate at the risk of infringing the rights of third parties and of not being able to prevent third parties from using our brands.

We also have registered Community designs (and equivalents in the United Kingdom) covering the European Union in respect of aspects of our efficient ship designs and registered copyrights in the United States for certain marketing materials, videos and other publications. Registered intellectual property rights are inherently vulnerable to revocation and invalidity actions and while we have no reason to believe that our current designs would not withstand any such challenges, we cannot guarantee that any such actions will not succeed. In addition, registered Community design rights in the European Union (and equivalents in the United Kingdom) are not substantively assessed at the point of application (unlike other registered intellectual property rights). Instead, they proceed to registration and their validity can then be challenged by third parties. As such, the protection conferred by registered Community design rights (and equivalents in the United Kingdom) is generally considered to be more vulnerable than that of other registered rights.

Trademarks and registered Community design rights are territorial in nature and only provide protection in the jurisdiction in which they are registered and, for trademarks, are further limited to the scope of goods and services that the registrations cover. They also will only continue to be valid if we continue to pay the applicable registration maintenance fees and, in some jurisdictions, can demonstrate continuing use. Valid registered trademarks can last indefinitely if renewed as required. Registered Community design rights in the European Union (and equivalents in the United Kingdom) are valid for a maximum of 25 years where they are renewed every five years.

Finally, we own a number of registered domain names that are material to our business. These expire and we rely on our renewing these registrations in a timely manner in order to maintain the right to use the domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize the name “Viking” or other business brands in all of the jurisdictions in which we currently conduct or intend to conduct business. If we lose the ability to use a domain name, a third party could take over the registration, and we may incur significant additional expenses to market our products within that country, including the development of new branding.

Any failure to protect our intellectual property rights could impair our brands, negatively impact our business or both.

Our success and ability to compete depend in part on protecting our brands and other intellectual property, including our ability to register and freely use our trademarks in order to capitalize on name-recognition and increase awareness of our brands. We rely on a combination of trademark, patent, copyright, trade secrets and other rights, as well as confidentiality procedures and contractual provisions to protect our intellectual property and proprietary technology. The steps we take to protect our intellectual property rights, however, may not be adequate. For example, not all of the trademarks that are used in our business have been registered in all jurisdictions in which we do business or may do business in the future, and some of the trademarks may never be registered in all of these jurisdictions. We could also lose our current rights to invalidity or revocation actions in the future. Our current applications to register intellectual property are in some cases the subject of oppositions from third parties and we have also in the past, and are currently, involved in communications with intellectual property registries regarding the registrability of certain of our intellectual property in certain jurisdictions.

Rights in trademarks are generally jurisdictional in character, and are obtained on a jurisdiction-by-jurisdiction basis by the first person to obtain protection through use or registration in that jurisdiction in connection with specified products and services. Some jurisdictions’ laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties may have filed for trademarks that are the same or similar to our brands in jurisdictions where we have not registered our brands as trademarks. Although we have been using these brands for some time, there is a risk that third parties could bring infringement or other legal actions against us for the use of these brands if they have prior rights in such marks. In jurisdictions where we are unable to secure trademarks to protect our brands, we may be limited in our ability to prevent third parties from using our brands for identical or similar goods and services. Accordingly, we may not be able to adequately protect or freely use our brands everywhere we do business and use of our brands may result in liability for trademark infringement, trademark dilution or unfair competition. In addition, the laws of some foreign jurisdictions do not protect intellectual property to the same extent as the laws of the United States, and there is no certainty that all of our trademark, patent or copyright applications will proceed to registration or grant, and existing or future registrations may not provide sufficient protection or competitive advantages for our products and services. In the event that we are not able to obtain grants or registrations in respect of such intellectual property applications, we may not be able to obtain statutory protections available under the relevant intellectual property laws, which could limit our ability to protect our intellectual property and impede our marketing efforts. From time to time, we allow our registered trademarks to lapse as we consider them no longer to be of commercial value. In addition, third parties may seek to challenge, invalidate or circumvent our trademark, patent, copyright, trade secrets and other rights or applications for any of the foregoing. Furthermore, it is difficult for us to monitor unauthorized uses of our intellectual property, and if we become aware of a third party’s unauthorized use or misappropriation of our intellectual property, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property and contractual rights fully. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our business. In order to protect or enforce our intellectual property rights, we may be required to spend significant resources. Regardless of the merits of any such claim as a plaintiff, litigation could be costly, time-consuming, distracting and we may not prevail, which could result in the impairment or loss of intellectual property rights. Moreover, to the extent any such claims are successful, we may have to pay substantial monetary damages (including treble damages), or discontinue or modify certain products, services or technology that are found to be in violation of another party’s rights. We may also have to seek a license to continue offering our products, services or technology, which may not be available on reasonable terms, or at all.

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

In the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy-related obligations, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. In addition, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, in 2018, California enacted the California Consumer Privacy Act, which came into effect in January 2020, and was subsequently amended by the California Privacy Rights Act effective January 1, 2023 (the “CCPA”). The CCPA imposes obligations on certain businesses that process personal information of California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and disclosure practices of covered businesses; provides such individuals expanded rights to access, delete, and correct their personal information, and opt-out of certain sales or transfers of personal information; and provides such individuals with a private right of action and statutory damages for certain data breaches. The enactment of the CCPA has prompted other states to promulgate or review the need for their own comprehensive consumer privacy laws, which similarly give residents rights with respect to their personal data and provide for civil penalties for violations. To date, at least eighteen other states have enacted consumer privacy laws, with most going into effect between 2025 and 2026. Additionally, U.S. federal regulators have increasingly sought to protect personal data. For example, in July 2023 the SEC adopted rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance and incidents by certain businesses. Separately, we send marketing messages via email and are subject to the federal CAN-SPAM Act, which imposes certain obligations regarding the content of emails and providing opt-outs (with the corresponding requirement to honor such opt-outs promptly). While we strive to ensure that all our marketing communications comply with the requirements set forth in the CAN-SPAM Act, any violations could result in the Federal Trade Commission seeking civil penalties against us. Additionally, we expect that there will continue to be new proposed laws, regulations, and industry standards concerning data privacy, data protection, and information security in the United States and other jurisdictions at all levels of legislature, governance, and applicability. We cannot yet fully determine the impact that these or future laws, rules and regulations may have on our business or operations.

We are also subject to evolving European Union and United Kingdom laws on cookies and electronic- marketing. In the European Union and in the United Kingdom, under national laws derived from the e-Privacy Directive, informed consent is required for the placement of a cookie or similar technologies on a customer’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. European court decisions and regulators’ guidance have been driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. In the United States, there has been increased regulatory and litigation focus relating to the use of cookies and other online tracking technologies, including third-party pixels, without consumer consent. For example, lawsuits have been filed against others under the California Invasion of Privacy Act of 1967 (“CIPA”) alleging that online tracking technologies act as an illegal “pen register” and lack of express consent to deploy these technologies violates CIPA. Legislation has been proposed to limit these types of claims under CIPA but have not been passed yet, and are not assured to be passed. The activities of European and U.S. courts and legislatures could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target customers, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand customers. In light of the complex and evolving nature of European Union, European Union Member State, United Kingdom and United States privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

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

A failure to effectively implement AI solutions in our business processes could impair our operations or competitive position.

We utilize, and intend to expand the use of, AI solutions in our business processes. While we believe the use of these emerging technologies can present significant benefits, they also create risks and challenges, including with respect to data sourcing, technology integration, reputational implications, system security, compliance with new laws and regulations, protection of confidential information, trade secrets and other intellectual property rights and privacy. Additionally, if the data used to train AI solutions is deemed to be inaccurate, incomplete or biased, or impermissibly based on third-party intellectual property or the reliability of these third-party technologies becomes questionable, our brand and reputation may be harmed or we may be subject to legal liability claims.

If we are unable to match or surpass advances of AI that our competitors implement in their business processes in a cost-efficient manner, our competitive position could be impacted.

Risks Related to Our Indebtedness

We have substantial indebtedness and we may not be able to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary.

As of December 31, 2025, we had $5,665.5 million of Total Debt. Our high level of indebtedness may restrict our operations. Among other things, our indebtedness may:

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

Our ability to make scheduled payments on or to refinance our debt obligations depends on our future performance and our ability to generate cash from our operations, which is subject to, among other things, the success of our business strategy, customer demand, increased competition, overcapacity, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including those other factors discussed in these “Risk Factors,” many of which are beyond our control. We cannot assure you that we will be able to generate a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and cash interest on our indebtedness or that future borrowings will be available to us in an amount sufficient and on satisfactory terms to enable us to service and repay our indebtedness. In addition, in the event of rising interest rates, our variable-rate debt will create higher debt service requirements even though the amount borrowed remained the same, which may adversely affect our cash flow.

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

We believe that environmental laws and regulations in particular will continue to be focused on by relevant government authorities in the United States, European countries and the other countries in which we operate or may operate due to an increased focus on greenhouse gas and other emissions from global regulators, consumers and other stakeholders, which may have a material impact on our business. For example, we may be impacted by the EU’s Fit for 55 package, which includes updates to the Emissions Trading Systems relating to the need to acquire carbon emission allowances and proposed reforms to the EU’s Energy Taxation Directive, which imposes taxes on fuel purchased in the EU. In July 2023, the European Council adopted a new regulatory proposal, the FuelEU Maritime initiative, which sets out a long-term framework to reduce emissions by increasing the use of sustainable alternative fuels and shore power. In addition, the U.S. Environmental Protection Agency and the International Maritime Organization (the “IMO”) (a United Nations agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships) is currently considering various other proposals which aim to reduce emissions within the global shipping industry. For example, the IMO adopted two requirements that went into effect in 2023, the Carbon Intensity Indicator and Energy Efficiency Ship Index, which each regulate carbon emissions for ships. Regulatory efforts, both internationally and in the United States, including in various states (for example, California’s Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act signed into law in October 2023), are evolving, including the international alignment of such efforts, and we cannot determine what final regulations will be enacted or their ultimate impact on our business. Climate change-related regulatory activity and developments that require us to reduce our emissions, which includes both the EU and IMO proposals discussed above, and may include regulatory efforts in the United States at a federal or state-level in the future, may adversely affect our business and financial results by requiring us to make capital investments in new equipment or technologies, pay for carbon emissions, purchase carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. Regulatory developments may also result in the inability to operate vessels that do not meet certain standards, the acceleration of the removal of less fuel-efficient vessels from our fleet and impact the resale value of our vessels in the future. In addition, we have invested in certain technologies to reduce our future environmental impact, including shore power and a partial hybrid propulsion system based on liquid hydrogen and fuel cells for the Viking Libra and Viking Astrea. There can be no assurance that these technologies will develop as anticipated or that they will allow us to comply with future environmental regulations. If we are unable to use these technologies or these technologies become more expensive than expected, it may increase our operating costs or increase the impact of future environmental regulations on our business.

Growing recognition among consumers globally of the negative effects of climate change and the impact of greenhouse gases and other emissions may lead to material changes in consumer preferences. For instance, our guests may choose a vacation option that they perceive as operating in a manner that is more sustainable for the climate, seek alternative methods of travel, or reduce the amount and frequency of their travel. In addition, some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. The U.S. and various state and foreign government and regulatory agencies have enacted or are considering new environmental regulations and policies aimed at reducing the threat of invasive species in ballast water, requiring the use of low-sulfur fuels, increasing fuel efficiency requirements and further restricting emissions, including those of greenhouse gases, and improving sewage and greywater-handling capabilities. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures, which could adversely affect our operations. The governing bodies that promulgate the laws and regulations related to disabled persons may also require changes to existing practices and the introduction of new physical facilities that are sufficient to meet the needs of cruise guests with disabilities. If new proposals are introduced that are applicable to the cruise industry, the adoption of any such new laws, regulations or compliance agreements could require further enhancements to our ships, resulting in increased operating expenses and capital expenditures and we cannot assure you that we will be able to comply or maintain compliance with such laws, regulations or compliance agreements.

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

We are subject to various anti-corruption and anti-bribery laws and regulations in the countries in which we operate, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and the UK Bribery Act 2010 (“UKBA”), which generally prohibit companies from providing anything of value (including money, gifts, travel, entertainment, in-kind benefits or charitable contributions) to government officials or, in the case of the UKBA, private parties for the purpose of obtaining or retaining an improper business or other advantage. In addition to the anti-bribery provisions of the FCPA, we are also required to comply with the accounting provisions of the FCPA, which require us to maintain reasonably detailed and accurate books, records, and accounts, and to devise and maintain a system of adequate internal controls.

In operating our business (including the China JV Investment), we and our intermediaries encounter government officials and interact with government-owned entities, including in parts of the world where we may be exposed to relatively higher risk of encountering corruption.

We have implemented policies, procedures, and controls designed to promote and maintain compliance by us and our representatives with the FCPA and other applicable anti-corruption laws. Nevertheless, there are no guarantees that our policies, procedures, and controls will prevent non-compliance or exposure to corruption, or that our representatives will comply with such policies, procedures, and controls or applicable anti-corruption laws, at all times. If we do not maintain compliance with the anti-corruption and anti-bribery laws to which we are subject, we may face civil and criminal penalties or other costs associated with remediation. Any actual or potential violation of these laws, or allegations or investigations relating to the same, could disrupt or have a material adverse effect on our business, financial condition and reputation.

Various trade, financial and economic sanctions and export control laws and regulations targeting countries in which we operate or otherwise restricting our ability to do business with or involving certain counterparties or jurisdictions may adversely affect our operations, as well as our business, financial condition and results of operations.

Our business activities are subject to requirements and prohibitions under various trade, financial and economic sanctions and export control laws and regulations, including, without limitation, the sanctions programs of the United States (including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control), Switzerland, the European Union and its member states, and the United Kingdom (including the Office of Financial Sanctions Implementation of His Majesty’s Treasury). These programs may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries or territories or involving certain persons. For example, the United States, the European Union, the United Kingdom and a number of other jurisdictions have introduced (and continue to build upon) various economic, trade and financial sanctions and export controls targeting Russia, including in response to Russia’s 2022 invasion of Ukraine. Pursuant to these sanctions and export control measures, Russia is subject to restrictions on the transfer of certain commodities and the provision of certain services, as well as a broad ban on new investment, and many Russian persons, including Russian government officials, business persons, banks, and companies, are the subject of blocking or other economic, financial, trade, investment, and immigration restrictions.

While we believe that current U.S., Swiss, EU and UK sanctions and export controls do not preclude us from conducting our current business, future laws or changes in current laws may limit our ability to maintain or expand certain of our operations in the future. To the extent applicable to the business, existing, expanded, or new sanctions may negatively affect our revenue and profitability or impede our ability to effectively manage our legal entities and operations in certain jurisdictions. We have implemented policies and procedures to promote and maintain compliance with applicable sanctions and export control laws and regulations. However, there are no guarantees that our policies and procedures will prevent non-compliance or exposure to sanctioned parties, or that our representatives will comply with such policies and procedures or applicable sanctions and export control laws and regulations, at all times. If we do not maintain compliance with the sanctions and export control laws and regulations to which we are subject, we may face civil and criminal penalties. Any actual or potential violation of sanctions or export control laws, or allegations or investigations relating to the same, could disrupt or have a material adverse effect on our business, financial condition and reputation.

Any trade war or other governmental action related to tariffs or international trade agreements or policies (including in response to, or as part of a broader effort in conjunction with, sanctions or export controls) also has the potential to adversely affect our business. In recent years, the United States has instituted large tariffs on a wide variety of goods, including from China, which has led to retaliatory tariffs and other countermeasures from leaders of other countries, including China. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. Tensions over trade and other matters remain high between the United States and China, and it is difficult to ascertain what policies the current U.S. administration will pursue, and such policy choices may be subject to unforeseen change. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly curtail or inhibit global trade and, in particular, trade between the United States and other countries, including China. Such a trade war could negatively impact economic or market conditions, key vendors in our supply chain and our business, financial condition and results of operations.

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

Additionally, longstanding international tax norms that determine each country’s jurisdiction to tax cross-border international trade are evolving as a result of the Base Erosion and Profit Shifting reporting requirements, recommended by the G8, G20 and Organization for Economic Cooperation and Development (the “OECD”), including the imposition of a minimum tax on income earned by international businesses regardless of the jurisdiction of operation. The OECD has reached an agreement to align countries on a minimum corporate tax rate and an expansion of the taxing rights of market countries. As OECD participants or individual countries enact some or all parts of the OECD global minimum tax agreement, these changes could result in tax increases or double taxation that could affect our tax liabilities in the future. The OECD guidelines exclude international shipping income from the scope of the global minimum tax to the extent certain requirements relating to strategic or commercial management are satisfied. Some individual countries, including those in which we are subject to taxation, have enacted legislation to implement parts of the OECD global minimum tax agreement. The impact of the OECD global minimum tax agreement on our financial results depends on multiple factors, including the effect of the international shipping exemption and interpretations by various tax authorities of both the OECD global minimum tax agreement and the corporate tax laws applied in other jurisdictions. As these and other tax laws and related regulations change, our financial results could be materially impacted.

In December 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”), which imposes a new corporate income tax on Bermuda entities for tax years starting on or after January 1, 2025 at a rate of 15%. In general, income arising from international shipping is exempted from the scope of such tax, to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. The tax imposed under the CIT Act is applicable to us and we have assessed that our income arising from international shipping is exempt from such tax in Bermuda. Although we believe our assessments are reasonable, we cannot assure you that the applicable taxing authorities will agree with our positions. The imposition of such tax under the CIT Act, may have an adverse effect on our financial condition and results of operations if our income arising from international shipping is no longer exempted from the scope of the tax, including as a result of not meeting the requirements relating to strategic or commercial management in Bermuda.

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

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) effective as of January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (i.e. not designated by the European Union as a non-cooperative jurisdiction for tax purposes; any such entity, a “non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act requires in-scope entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda and perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing and leasing, headquarters, shipping (defined to include passenger cruise ships), distribution and service centers, intellectual property and holding entities. We and several of our Bermuda subsidiaries are carrying on relevant activities for the purposes of the ES Act and are required to comply with such economic substance requirements. Our compliance with the ES Act may result in additional costs that could adversely affect our financial condition or results of operations.

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

As of December 31, 2025, we had 317.9 million ordinary shares and 127.8 million special shares outstanding. In addition, as of December 31, 2025, up to 0.8 million ordinary shares may be issuable upon the exercise of outstanding options and up to 2.3 million ordinary shares may be issuable upon the vesting and settlement of RSUs for which vesting conditions were not satisfied as of December 31, 2025. As of December 31, 2025, we also had 20.9 million ordinary shares reserved for future issuance under the 2018 Incentive Plan (as defined below) and 9.1 million ordinary shares available for issuance under the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”).

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

As of December 31, 2025, our principal shareholder held 108.3 million ordinary shares and 127.7 million special shares, which represent approximately 87% of the voting power of our issued and outstanding share capital. The rights of the holders of our ordinary shares and our special shares are identical, except with respect to voting, conversion and transfer rights. Each ordinary share is entitled to one vote per share, and each special share is entitled to 10 votes per share.

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

The Investor Rights Agreement grants certain rights to our principal shareholder and CPP Investments, and these shareholders may have interests that do not align with the interests of our other shareholders.

Under the Investor Rights Agreement, subject to the maintenance of specified ownership requirements, our principal shareholder has the right to designate four nominees to our board of directors and CPP Investments currently has the right to designate one nominee to our board of directors. Our principal shareholder also has the right to select one director to serve on our Audit Committee and our Compensation and Nominating Committee, subject to the maintenance of specified ownership requirements and compliance with independence requirements.

Our principal shareholder and CPP Investments may have interests that do not align with the interests of our other shareholders. As long as our principal shareholder and CPP Investments continue to maintain the specified ownership requirements set forth in the Investor Rights Agreement, our principal shareholder and CPP Investments will continue to benefit from the contractual provisions provided in the Investor Rights Agreement and may be able to strongly influence or effectively control certain decisions.

We are a Bermuda company and there may be regulatory limitations on the ownership and transfer of our ordinary shares.

Pursuant to the Beneficial Ownership Act 2025 (the “BO Act”), which came into effect in November 2025, no person can become the beneficial owner of our ordinary shares without the approval of the Bermuda Registrar of Companies. However, we are currently exempt from the requirements of the BO Act as our shares are listed on the NYSE, which qualifies as an “appointed stock exchange.” This exemption would cease to apply if we were no longer listed on the NYSE or another appointed stock exchange.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. As of June 30, 2025, we continued to qualify as a foreign private issuer. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of the voting power of our issued and outstanding share capital is held by U.S. residents and more than 50% of the members of our management or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. We also may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, such as exemptions from procedural requirements related to the solicitation of proxies. In addition, we would be required to change our basis of accounting from IFRS Accounting Standards to U.S. GAAP, which may be difficult and costly for us to comply with.

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

As a public company, we will incur costs that we did not incur as a private company, and our management will continue to devote substantial time to new compliance matters and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costlier.

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

If we fail to maintain effective internal controls over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investor confidence could be harmed and the value of our ordinary shares could be affected.

The process of designing and implementing effective internal controls over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business, the economic and regulatory environments and to expend resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The measures we take may not be sufficient to satisfy our obligations as a public company and if we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations.

We cannot provide assurances that material weaknesses or significant deficiencies will not be discovered in the future or that we will be able to remediate such weaknesses or deficiencies in a timely manner. Additionally, while we recently remediated material weaknesses in our internal control over financial reporting, there can be no assurance that our remediation efforts will be effective in all respects, or that additional material weaknesses will not be identified in the future. If we are unable to implement and maintain effective internal controls over financial reporting, we may be unable to timely and accurately report our financial results, which could increase our operating costs, trigger an event of default under our debt agreements or otherwise harm our business, investor confidence or the value of our ordinary shares. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

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

Item 4. Information on the Company

A. History and Development of the Company

Viking was founded in 1997 with four river vessels and a simple vision that travel could be more destination-focused and culturally immersive. Today, we have grown into one of the world’s leading travel companies, with a fleet of 103 small, state-of-the-art ships, which we view as floating hotels. From our iconic journeys on the world’s great rivers, including our Mississippi River itineraries, to our ocean voyages around the globe and our extraordinary expeditions to the ends of the earth, we offer meaningful travel experiences on all seven continents in all three categories of the cruise industry—river, ocean and expedition cruising.

We launched Viking River in 1997. Seeing unaddressed demand for a destination-focused product in the ocean cruise market, we launched Viking Ocean in 2015, which has since become our fastest growing segment. Looking beyond our primary source markets, we launched Asia Outbound with river cruises for the Mandarin-speaking market in 2016. In 2022, we further expanded our platform with Viking Expedition and Viking Mississippi. Each new product creates additional travel opportunities for past guests and broadens our platform to attract new guests.

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

Viking Holdings Ltd was originally incorporated in Bermuda on December 24, 2010 as an exempted company under the Companies Act of 1981. Our legal name is Viking Holdings Ltd and our commercial name is Viking. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and our principal executive offices are located at 94 Pitts Bay Road, Pembroke, Bermuda HM 08. Our telephone number is (441) 478-2244. We maintain the following website: www.viking.com. Our website provides information about our ships, itineraries and bookings. However, information contained on our website is not incorporated by reference in or otherwise a part of this Annual Report. We have included our website address in this Annual Report solely for informational purposes. Our agent for service of process in the United States is Corporation Service Company, and its address is 19 West 44th Street, Suite 200, New York, New York 10036.

For a description of our principal capital expenditures for each of the three years ended December 31, 2025 and for those currently in progress, see “Item 5. Operating and Financial Review.”

B. Business Overview

The Viking Difference

1. One Brand: Among our guests and across the industry, the Viking brand is synonymous with excellence. Our guests can experience all three categories of the cruise industry—ocean, river and expedition cruising—under our single brand. Rather than creating a conglomerate of different brands, all of our products are a consistent extension of the Viking brand. As a result, our marketing spend and strong brand loyalty drive growth for all of our products. We also leverage our strong brand loyalty for future product launches, with over 60% of bookings for each of the inaugural seasons for Viking Ocean, Viking Expedition and Viking Mississippi made by past guests. Our guests know they can expect a consistent, excellent experience on each voyage they take with us, which has allowed us to expand our travel platform successfully with new destinations and experiences. Our repeat guest percentage has steadily increased over time from 27% for the 2015 season to 54% for the 2025 season.

2. Nearly Identical Small Ships: Our fleet includes 59 Longships accommodating 190 passengers, 12 ocean ships, including the Viking Yidun, accommodating 930 or 998 passengers and two expedition ships accommodating 378 passengers. Within each product, our ships are nearly identical and indistinguishable to our guests. This simplifies the sales and marketing process and creates operational flexibility, as well as efficiencies around shipbuilding, maintenance and crew, which improves our margins. Our small ships can dock in ports where larger ships cannot, providing our guests more time ashore for cultural discovery and exploration and offering our guests experiences they cannot have with other cruise lines.

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

5. Strong Direct Marketing: Since 1997, we have invested $3.6 billion in all aspects of marketing, most of which is direct marketing spend. This investment has helped build and solidify the value of our brand with our target market. Our marketing database includes more than 57 million North American households, including 2.0 million households that have traveled with us before. We generate our own demand through our direct marketing, which allows us to obtain industry-leading early booking rates. Our marketing also drives direct bookings. For the year ended December 31, 2025, more than 50% of our guests booked directly with us.

6. Only Pure-Play Luxury Public Cruise Line: Viking is the only pure-play luxury public cruise line. In contrast, the large public cruise lines have multiple brands that serve all three categories of the cruise market, with luxury representing only a small percentage of their overall capacity. Our total revenue per passenger was $8,213 for the year ended December 31, 2025. Viking defines the luxury category of the river cruise and ocean cruise markets. We believe these are the most attractive segments of the cruise industry and the global luxury leisure travel market given their growth potential.

Multiple Products, One Viking

Viking River

Viking River has been at the forefront of growth and innovation in the river cruise industry, driving it to be one of the fastest growing segments of the cruise market. Viking River also attracts the greatest share of our new-to-brand passengers among our core products, with 58% of our North American river guests being new-to-brand for the 2025 season. For the 2025 season, our North American outbound river market share was 52%, approximately three times that of our nearest competitor. We expect to sustain our market leading position in the river cruising market well into the future.

Our river vessels dock in the hearts of cities and towns near historical and cultural attractions, providing our guests more time ashore to enjoy the local culture. We control or have access to some of the most coveted docking locations for our vessels, including premier docking locations in Paris, France 800 meters from the Eiffel Tower, and in Luxor, Egypt at the Karnak Temple.

River vessels must navigate under bridges and through locks, which creates unique design challenges. In 2012, we introduced our Longships, a radically new vessel for the European river cruising market with three full decks, patented asymmetric corridors and a square bow, providing more usable space for our guests within the standard footprint. Our Longships offer an unparalleled choice of all-outside staterooms and al fresco dining. Our Longships can comfortably accommodate 190 guests, approximately 20% more than standard European river vessels, improving the profitability of our vessels. Our guest to crew ratio is also generally more advantageous than our competitors, which improves the profitability of our vessels. Outside Europe, our river vessels are the most modern on the Nile and Mekong rivers and generate strong yields, while accommodating fewer than 100 guests.

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

Viking Ocean successfully launched in 2015 with only one ship, and has since grown to a fleet of 12 ships. Today, we are the world’s largest luxury ocean line based on our luxury ocean market share, which was 27% for the 2025 season. In addition to attracting guests from our competitors, we also believe we are growing the ocean cruise market, as over 20% of our 2025 new-to-brand passengers had never previously taken an ocean cruise, based on onboard surveys completed by approximately 70% of our guests traveling on Viking River and Viking Ocean. Given our initial success and effective market penetration, we believe that Viking Ocean has significant future growth potential.

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

Viking Expedition

We created Viking Expedition to usher in a new era of exploration for our guests. We leveraged our experience in destination-focused travel and innovative ship design to reimagine the expedition voyage, delivering a unique product that offers our core demographic the opportunity to visit some of the most remote regions of the world such as the Arctic and Antarctica, as well as destinations closer to home for our large North American customer base, including the Great Lakes and Canada. We believe Viking Expedition provides the highest quality of scientific exploration available in the market with the same level of comfort our guests have come to expect from us. We offer daily briefings, world-class lectures, fieldwork and onboard laboratories, which are supported by exclusive partnerships with prestigious scientific institutions, such as Cambridge University, and more than 30 experts who accompany each journey. For the 2025 season, our Antarctic expedition market share was 9%.

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

Viking Mississippi

Designed to truly modernize and transform exploration of the Mississippi River, Viking Mississippi offers an exciting and educational journey, which enables our guests to absorb American history and culture from a unique perspective. The Mississippi River is one of the most historic and storied waterways on the continent and this product provides another opportunity to share the Viking experience with our guests, including North American guests that may be hesitant or unable to take long-haul flights. For the 2025 season, our Mississippi river market share was 35%.

The innovative Viking Mississippi was inspired by our award-winning river and ocean ships and features clean Scandinavian design, which is familiar to our guests, but reimagined for Mississippi River voyages. The Viking Mississippi includes capacity for 386 guests and features some of the largest staterooms across the cruise industry, where each guest has a sweeping view of the river and landscape beyond. We believe this experience is unlike anything currently offered in the market.

Asia Outbound

In 2016, we brought our brand of curiosity-driven travel to the Chinese source market by launching a river cruise experience in Europe with 100% Mandarin-speaking crew, and food, entertainment and excursions completely dedicated to Chinese guests. This product provides a culturally immersive experience with all the high-quality services and amenities needed to travel in comfort, which differentiates it from other Chinese outbound products. For Asia Outbound, we operated four Longships in 2024 and 2025.

In 2020, we announced the China JV Investment to offer a premium coastal cruise experience in China to Mandarin-speaking guests on board the Viking Yidun. In 2024, we entered into an accommodation purchase agreement with CMV pursuant to which we have the exclusive right to the accommodation and services on board the Viking Yidun for sales to Mandarin-speaking populations in China and guests in other Asian countries, including Japan. For Asia Outbound, we are offering seven Mediterranean ocean itineraries on board the Viking Yidun in 2026, which is the ship’s first return to Europe after four years sailing exclusively in Asia.

For further information about our segments and our primary source markets, including a breakdown of revenues by reportable segment and passengers by source market for each of the last three fiscal years, see Note 4 and Note 22 in the consolidated financial statements.

Viking Strengths

We have several strengths that have propelled our success and distinguished us from other travel businesses.

High quality products drive strong guest satisfaction and brand loyalty.

We have a proven track record of delivering high quality travel experiences that resonate with our guests, driving strong guest satisfaction and brand loyalty. As a result, our guests are often our greatest promoters. For the 2025 season, our Net Promoter Scores were 73 for Viking River, 71 for Viking Ocean and 74 for Viking Expedition. Based on our 2025 season survey, on a scale of 0 to 10, 80% and 78% of our Viking River and Viking Ocean guests, respectively, answered “9” or “10” on likelihood of recommending Viking to a friend. All our products are also highly rated by our guests. For the 2025 season, the average guest quality rating of our products was 3.8 on a 4.0 scale, based on onboard surveys completed by approximately 70% of our guests.

Our strong guest satisfaction and brand loyalty drive repeat bookings with Viking. Our repeat guest percentage has steadily increased over time from 27% for the 2015 season to 54% for the 2025 season. Our new product launches have also experienced overwhelming support from our past guests, with over 60% of bookings for each of the inaugural seasons for Viking Ocean, Viking Expedition and Viking Mississippi made by past guests. We have also seen comparable booking trends by past guests for the launch of new river itineraries in Egypt and Vietnam. In addition to adding new itineraries, we also continue optimizing our inventory of add-on products, such as pre-and post-trip cruise extensions, which unlock additional revenue growth opportunities without significant capital expenditures. In 2025, 37% of our guests purchased a pre-or post-trip cruise extension to take advantage of these opportunities. Pre-or post-trip cruise extensions are currently offered at an average of over $1,300 per extension and are typically two or three days. In 2025, our guests spent on average $60 per PCD on pre- and post-trip cruise extensions.

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

Single Viking brand drives awareness.

For the past 28 years, we have built a single Viking brand that is highly recognized in our target markets and around the world. Today, we are the leading brand in the North American outbound river market and the luxury ocean market. In the fourth quarter of 2025, we had 89% and 78% total brand awareness for river cruises and ocean cruises, respectively, among our target demographic in the United States. Our total brand awareness for ocean cruises is higher than any of our competitors in the luxury ocean market and comparable to the large public cruise lines. Our total brand awareness for river cruises far exceeds the total brand awareness of our nearest competitor in the North American outbound river market and the Mississippi river market.

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

After 28 years, we believe we know our core demographic better than anyone else in the industry and have tailored our products to specifically address their unmet needs in the broader travel market. Leveraging our robust customer insights practice and two decades of experience, we know what our guests expect in their travels—a calm onboard atmosphere, with a destination-focused experience offering cultural or scientific enrichment. Our guests spend their time enjoying the peaceful ambiance of resident musicians, participating in enriching educational opportunities, such as onboard lectures from local historians, or debriefing their exciting day with fellow guests over a delicious meal from the ship’s regional specialties menu. At Viking, we think of every detail, so our guests can focus on exploring and learning about their destinations.

Data-driven marketing platform drives demand.

Since 1997, we have invested $3.6 billion across all aspects of marketing. Our marketing efforts center on our marketing database, which has grown over the past 28 years and now includes more than 57 million North American households, including 2.0 million households that have traveled with us before. While we have always relied on traditional marketing strategies, such as direct mail, our direct marketing approach today is omnichannel, with robust digital capabilities and data-driven decision-making. For example, our marketing is underpinned by digital industry tools that provide programmatic execution, machine learning capabilities, look-alike prospecting, online to offline conversions, emerging AI supported functionality and data-driven marketing attribution. We also regularly model and score the households in our database for their propensity to book, using a proprietary methodology leveraging numerous data signals. These data-driven scores, combined with our attribution systems and a robust consumer insights practice, direct how we tailor our marketing to meet consumers where they are, with the right message at the right time in order to generate demand. We also continue to shift our marketing spend towards digital channels.

In addition to our direct marketing efforts, we also invest in TV, print and trade marketing. We prioritize high-profile placements for our marketing, informed by our data-led understanding of the media channels, platforms and cultural institutions frequented by our guests, including PBS’s Masterpiece Theatre, NBC’s coverage of the Milan Cortina Games and the Metropolitan

Opera. These strategic marketing investments are deliberately aligned with our guests’ shared interests to ensure that we reach our target demographic in culturally rich contexts and environments. We also use our media channels collectively to engage with our customers throughout their journey. For example, after a guest books their trip, we use our My Viking Journey guest portal and e-mail to suggest incremental opportunities for guests to customize and upgrade their experience (including selecting excursions, making reservations at onboard restaurants and booking add-ons).

Once guests travel with us, our marketing positioning is reinforced by a shared experience among individuals seeking travel experiences for the Thinking Person. Our guests connect with each other over mutual interests in history, art, culture and travel, and as a result, countless new friendships are forged on board our ships each year. Approximately 19% of our Viking Ocean and Viking Expedition guests booked their next Viking voyage while on board in 2025—with many planning future trips together with fellow travelers.

Our multiple distribution channels optimize yields and improve margins.

We provide our guests with a variety of ways to seamlessly book their voyages, so that they can transact with us however they are most comfortable. Guests have the option to book with a third-party travel agent or directly with Viking. By offering multiple channels to serve our guests, we reduce friction in the booking process, which optimizes yields. Guests can book directly with Viking through multiple outlets, including our website, via online chat with an agent, over the phone, or on board our ships that have a dedicated travel consultant. For the year ended December 31, 2025, more than 50% of our guests booked directly with us.

We also partner with travel agencies to generate a significant portion of our sales. We have preferred relationships with large travel agent consortia and we are committed to maintaining and strengthening our relationships with our travel agent partners. With a marketing database that includes more than 57 million North American households, we also believe our marketing spend benefits all distribution channels and drives earlier bookings, including during times of softening demand in the broader travel market.

Early bookings create strong revenue visibility and facilitate long-term planning.

For the 2025 season, we began selling select itineraries more than two years prior to the start of the season. On average for the 2025 season, our guests booked 11 months in advance and paid seven months prior to departure. By generating early demand through our direct marketing, we believe we attain bookings earlier than the large public cruise lines. Additionally, we collect payment earlier than the large public cruise lines, which we believe reduces cancellations. This creates future revenue visibility, which enables us to better manage our capacity and pricing. This visibility also gives us the ability to plan for future ship commitments years in advance.

We have a proven track record of selling Capacity PCDs well in advance of sailing. For our core products, operating capacity is 7% higher for the 2026 season in comparison to the 2025 season. As of February 15, 2026, for our core products, and for the 2026 season, we had sold 86% of our Capacity PCDs.

Young fleet with innovative design drives efficiency and profitability.

At Viking, we build innovative ships that are the right size for the experience. From the outset, we creatively balance competing preferences for smaller ships and spacious, uncrowded shared areas through greater efficiencies in space utilization and operations. No space is wasted onboard, and the overall ship design thoughtfully optimizes efficiency and profitability. For example, for Viking Ocean, the layout of our ships allows us to operate with fewer crew while still delivering an exemplary level of service. And for Viking River, the unique design of our Longships allows us to comfortably accommodate approximately 20% more guests than standard European river vessels, improving the profitability of our vessels.

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

We also have one of the youngest fleets in the industry. As of December 31, 2025, the average age for our fleet available for operations, which excludes six Russia and Ukraine river vessels, was eight years, which is younger than the average age for the large public cruise lines. The average age of our river vessels, ocean ships and expeditions ships was ten, six and four years, respectively, as of December 31, 2025. A young fleet has more efficient operations, including from technological advances that result in lower fuel consumption, resulting in stronger margins. A young fleet also requires lower maintenance capital expenditures, which allows us to direct most of our capital expenditures to fleet expansion and the launch of new product offerings, which ultimately means that more of our capital is invested in initiatives designed to grow our revenue and cash flows as opposed to maintaining revenue and cash flows at current levels. Our payback period for a Longship is on average approximately four to five years based on contributions to operations by a Longship. Our payback period for an ocean ship is on average about five to six years based on contributions to operations by an ocean ship.

Fuel-efficient fleet designed to meet future environmental regulations.

From the outset, we have designed all of our ships thoughtfully to reduce their fuel consumption, carbon footprint and overall environmental impact. Our Longships are one of the first cruise vessels to be voluntarily certified with the Green Award and are also certified with the international ISO 14001 Environmental Management practices. Our ocean ships, with their sleek hull design and closed-loop scrubbers that allow us to use more cost-efficient fuel, exceed the current requirements of the IMO Energy Efficiency Design Index (“EEDI”) by almost 20%. Our expedition ships set a new standard for responsible travel by exceeding the current requirements of the EEDI by nearly 38%. Due to the design choices across our fleet, our fuel costs represented only 4.0% of our Adjusted Gross Margin for the year ended December 31, 2025, favorably positioning us if fuel prices increase or regulations require the use of more expensive fuel types. With only minor modifications, the engines of our Longships, ocean ships, and expedition ships can also operate on hydrotreated vegetable oil (“HVO”) renewable diesel, which could reduce greenhouse gases by up to 90% over the fuel’s life cycle compared to diesel.

Looking forward, we are continually working to make our ships even more environmentally friendly. We have made the principled decision not to invest in LNG, which is composed almost exclusively of methane, a greenhouse gas with a global warming potential more than 80 times (over a 20-year period) or 28 times (over a 100-year period) that of carbon dioxide. Instead, we have invested in a partial hybrid propulsion system based on liquid hydrogen and fuel cells for the Viking Libra and Viking Astrea, which could allow us to operate at zero-emission in the Norwegian Fjords and other sensitive environments.

Seasoned, proven management team committed to long-term shareholder value.

We benefit from the industry expertise and tenure of our proven management team that has worked together for over 19 years and is committed to creating shareholder value over the long-term. Our management team consists of Torstein Hagen, our Chairman and Chief Executive Officer, Leah Talactac, our President and Chief Financial Officer, Linh Banh, our Executive Vice President, Finance, Jeff Dash, our Executive Vice President, Head of Business Development, Karine Hagen, our Executive Vice President, Product, Anton Hofmann, our Executive Vice President, Group Operations, Milton Hugh, our Executive Vice President, Sales and Richard Marnell, our Executive Vice President, Marketing.

Excluding our Chairman and Chief Executive Officer, our management team has an average tenure of 22 years at Viking and 27 years in the travel industry. The same management team revolutionized the river cruising industry with the design and launch of the Longships in 2012, and introduced Viking Ocean in 2015, which marked the industry’s first entirely new ocean cruise line in nearly a decade. This team identified a market need for a smaller ship, destination-focused ocean product, which continues to be a key driver in our growth. More recently, this team launched Viking Expedition and Viking Mississippi in 2022, meeting guest demands. Along with launching new products, this team has also been successful in broadening our presence in existing source markets and garnering leading market share and entering new source markets, such as China. From 2020 to 2025, this team also added 28 new ships to our fleet, including 19 river vessels, six ocean ships, two expedition ships and the Viking Mississippi. This team has driven our growth over the past two decades, with our annual guests growing from 80,000 in 2007 to over 790,000 in 2025, an increase of over 885.0%.

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

Viking Strategies for Growth

We have generated rapid growth driven by strong demand for our products, a highly differentiated guest experience, and the proven ability to expand our travel platform with new destinations and experiences, resulting in industry-leading capacity growth. From 2015 to 2025, our total number of guests, total revenue, net income and Adjusted EBITDA grew at CAGRs of 10.2%, 15.0%, 25.5% and 19.1%, respectively.

We believe our journey as one of the most recognized luxury travel brands in the world is just beginning. We believe we are well-positioned to drive future growth and profitability with the following strategies, each of which represents a continuation of the proven strategies we have been executing over the past 28 years:

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

Operations

Our Fleet

As of December 31, 2025, we had a fleet of 103 ships: (1) 89 river vessels, including 59 Longships, 12 smaller classes based on the Longship design, 15 other river vessels and three river vessel charters, the Viking Mississippi, the Viking Saigon and the Viking Tonle; (2) 12 ocean ships, including the Viking Yidun; and (3) two expedition ships.

Each of our Longships, each of our ocean ships and each of our expedition ships are nearly identical to each other. This consistency in design provides many advantages, including:

•
efficiency at the shipyards related to design and construction;
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

As of December 31, 2025, our fleet was comprised of the following ships:

Vessel and Ship Name	Year Built / Refurbished	Maximum Passenger Capacity	Region	Type
River:(1)
Viking Honir	2025	190	Europe	Longship
Viking Gyda	2025	106	Europe	Longship-Douro
Viking Nerthus	2025	168	Europe	Longship-Seine
Viking Gymir	2021	190	Europe	Longship
Viking Egdir	2021	190	Europe	Longship
Viking Skaga	2020	168	Europe	Longship-Seine
Viking Fjorgyn	2020	168	Europe	Longship-Seine
Viking Hervor	2020	190	Europe	Longship
Viking Gersemi	2020	190	Europe	Longship
Viking Radgrid	2020	168	Europe	Longship-Seine
Viking Kari	2020	168	Europe	Longship-Seine
Viking Tir	2019	190	Europe	Longship
Viking Vali	2019	190	Europe	Longship
Viking Ullur	2019	190	Europe	Longship
Viking Einar	2019	190	Europe	Longship
Viking Sigrun	2019	190	Europe	Longship
Viking Sigyn	2019	190	Europe	Longship
Viking Helgrim	2019	106	Europe	Longship-Douro
Viking Herja	2017	190	Europe	Longship
Viking Hild	2017	190	Europe	Longship
Viking Alruna	2016	190	Europe	Longship
Viking Egil	2016	190	Europe	Longship
Viking Kadlin	2016	190	Europe	Longship
Viking Rolf	2016	190	Europe	Longship
Viking Tialfi	2016	190	Europe	Longship
Viking Vilhjalm	2016	190	Europe	Longship
Viking Osfrid	2016	106	Europe	Longship-Douro
Viking Eir	2015	190	Europe	Longship
Viking Lofn	2015	190	Europe	Longship
Viking Vidar	2015	190	Europe	Longship
Viking Skirnir	2015	190	Europe	Longship
Viking Modi	2015	190	Europe	Longship
Viking Gefjon	2015	190	Europe	Longship
Viking Ve	2015	190	Europe	Longship
Viking Mimir	2015	190	Europe	Longship
Viking Vili	2015	190	Europe	Longship
Viking Beyla	2015	98	Europe	Longship-Elbe
Viking Astrild	2015	98	Europe	Longship-Elbe
Viking Hermod	2014	190	Europe	Longship
Viking Buri	2014	190	Europe	Longship
Viking Heimdal	2014	190	Europe	Longship
Viking Delling	2014	190	Europe	Longship
Viking Lif	2014	190	Europe	Longship
Viking Gullveig	2014	190	Europe	Longship
Viking Idi	2014	190	Europe	Longship
Viking Kvasir	2014	190	Europe	Longship
Viking Ingvi	2014	190	Europe	Longship
Viking Alsvin	2014	190	Europe	Longship
Viking Kara	2014	190	Europe	Longship
Viking Hlin	2014	190	Europe	Longship
Viking Mani	2014	190	Europe	Longship
Viking Eistla	2014	190	Europe	Longship
Viking Bestla	2014	190	Europe	Longship
Viking Hemming	2014	106	Europe	Longship-Douro
Viking Torgil	2014	106	Europe	Longship-Douro
Viking Skadi	2013	190	Europe	Longship
Viking Bragi	2013	190	Europe	Longship
Viking Tor	2013	190	Europe	Longship
Viking Var	2013	190	Europe	Longship
Viking Forseti	2013	190	Europe	Longship
Viking Rinda	2013	190	Europe	Longship
Viking Jarl	2013	190	Europe	Longship

Continued

Vessel and Ship Name	Year Built / Refurbished	Maximum Passenger Capacity	Region	Type
River:(1)
Viking Atla	2013	190	Europe	Longship
Viking Baldur	2013	190	Europe	Longship
Viking Magni	2013	190	Europe	Longship
Viking Njord	2012	190	Europe	Longship
Viking Odin	2012	190	Europe	Longship
Viking Embla	2012	190	Europe	Longship
Viking Aegir	2012	190	Europe	Longship
Viking Freya	2012	190	Europe	Longship
Viking Idun	2012	190	Europe	Longship
Viking Prestige	2011	188	Europe	Other
Viking Thoth	2025	82	Egypt	Other
Viking Amun	2025	82	Egypt	Other
Viking Sobek	2024	82	Egypt	Other
Viking Hathor	2024	82	Egypt	Other
Viking Aton	2023	82	Egypt	Other
Viking Osiris	2022	82	Egypt	Other
Viking Ra	1989 / 2018	52	Egypt	Other
Viking Antares	2007	62	Egypt	Other
Viking Tonle(3)	2025	80	Asia	Other
Viking Saigon(3)	2022	80	Asia	Other
Viking Akun	1988 / 2014	204	Russia(2)	Other
Viking Rurik	1975 / 2012	196	Russia(2)	Other
Viking Ingvar	1990 / 2011	204	Russia(2)	Other
Viking Truvor	1978 / 2009	204	Russia(2)	Other
Viking Helgi	1984 / 2008	204	Russia(2)	Other
Viking Sineus	1979 / 2014	196	Ukraine(2)	Other
Viking Mississippi(3)	2022	386	United States	Mississippi
Ocean:
Viking Vesta	2025	998	Global	Ocean
Viking Vela	2024	998	Global	Ocean
Viking Saturn	2023	930	Global	Ocean
Viking Neptune	2022	930	Global	Ocean
Viking Mars	2022	930	Global	Ocean
Viking Venus	2021	930	Global	Ocean
Viking Jupiter	2019	930	Global	Ocean
Viking Orion	2018	930	Global	Ocean
Viking Yidun(4)	2017	930	Global	Ocean
Viking Sky	2017	930	Global	Ocean
Viking Sea	2016	930	Global	Ocean
Viking Star	2015	930	Global	Ocean
Expedition:
Viking Polaris	2022	378	Global	Expedition
Viking Octantis	2021	378	Global	Expedition

(1)	When allocated to Asia Outbound, Longships have 182 berths.
(2)	As a result of the Russia-Ukraine conflict, we do not have any itineraries for sale in Russia or Ukraine.
(3)	Viking Mississippi, Viking Saigon and Viking Tonle are chartered vessels.
(4)

Viking Yidun is owned by CMV. We have entered into an accommodation purchase agreement with CMV pursuant to which we have the exclusive right to the accommodation and services on board the Viking Yidun.

In addition to our current fleet, we are well positioned to take advantage of increased demand for cruising within our target market. According to the 2026 Cruise Industry News Orderbook Data (published January 2026), approximately 13% of total new berths coming online globally by 2031 are attributable to ships in the luxury ocean market and our contracted capacity represents approximately 48% of this new luxury supply. Based on our committed orderbook, we expect a 54.7% increase in total berths for our fleet available for operations, which excludes six Russia and Ukraine river vessels, from December 31, 2025 to 2031.

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

Viking River—Our Longships are one of the first cruise ships to be voluntarily certified with the Green Award, which gives us preferential docking in Amsterdam, one of our central ports, and are also certified with the international ISO 14001 Environmental Management practices. Our Longships are among the first river vessels powered by energy-efficient hybrid diesel/electric engines, in which a series of electric motors drive the ship propellers, while diesel engines act as a generator. Our Longships are equipped for shore power, which reduces pollution by avoiding burning diesel in port, and we are investing in shore power facilities along the rivers included in our itineraries. In addition, our latest Longships are equipped with battery packs and we have been powering one of our Longships on HVO, a renewable diesel alternative, for the last three years. All of our Longships are equipped to operate on HVO in the future. Our Longships also have onboard solar panels and organic herb gardens. Combined, all of these features reduce our carbon emissions.

Viking Ocean—Our ocean ships exceed the current EEDI requirements by almost 20%. Our ocean ships have energy-efficient hulls, a bulbous bow and ducktails, as well as innovative propellers and rudder arrangements, to reduce resistance in the water, which contribute to fuel efficiencies. Our ocean ships are also fitted with the latest cleaning technologies to reduce emissions, including closed-loop scrubbers, which allow pollutants removed from our exhaust to be stored onboard and disposed of at suitable reception facilities onshore. In comparison, open-loop scrubbers dispose of pollutants directly into the water. Most of our ocean ships are also equipped for shore power to further reduce pollution by avoiding burning fuel when docked at port, and we are in the process of equipping our entire ocean fleet with shore power in the next few years as shore power becomes more readily available around the world. Looking forward, we are working to make our next generation of ocean ships even more environmentally friendly. We have made the principled decision not to invest in LNG, which is composed almost exclusively of methane, a greenhouse gas with a global warming potential more than 80 times (over a 20-year period) or 28 times (over a 100-year period) that of carbon dioxide. Instead, we have invested in a partial hybrid propulsion system based on liquid hydrogen and fuel cells for the Viking Libra and Viking Astra, which could allow us to operate at zero-emission in the Norwegian Fjords and other sensitive environments.

Viking Expedition—Our expedition ships set a new standard for responsible travel by exceeding the EEDI by nearly 38%. With straight, integrated bows and long, slender hulls, our expedition ships efficiently sail, reducing fuel consumption. Our expedition ships also feature an onboard dynamic positioning system that allows it to hover over the seabed without anchoring, minimizing disruption to the environment, and SILENT-E notation to minimize noise pollution. Our expedition ships also feature other energy-efficient design elements, including intelligent HVAC systems, heat recovery systems and LED lighting.

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

Examples of our scientific partnerships include University of Cambridge’s Scott Polar Research Institute, the Oceanites, U.C. San Diego’s Scripps Institution of Oceanography and the Norwegian Institute for Water Research.

Cultural Partnerships and Community Investment

Our cultural partnerships drive social impact by creating new opportunities to experience art, history and culture in local communities. Examples of our cultural partnerships include the Los Angeles Philharmonic, the British Museum, the Metropolitan Opera, the Norwegian Football Federation and Highclere Castle.

We also make investments in the communities that we visit. We make capital investments in the development of ports and docking places. For example, we have invested in the project to reconstruct the pier in Duluth, Minnesota. We have also started making significant investments in establishing shore power on rivers, both at our own docking places, as well as at public ports and other partner ports. We have also supported communities in need by donating to those impacted by natural disasters. For example, we made contributions for disaster relief efforts after the 2019 tropical storm in Mozambique and the 2023 tornadoes in the Mississippi delta.

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

Operation and Management of Our Fleet and Related Activities

Our in-house operations are divided between our Nautical, Hotel Services and Land Operations Departments. Our Nautical Department is primarily responsible for navigation and docking between destinations and maintenance of equipment on a majority of our river vessels. Nautical and technical services for certain of our chartered ships, our owned river vessels in Portugal, our ocean ships and our expedition ships are provided by third-party operators with many years of experience in providing such services to the cruising industry. Our Nautical Department also oversees the management and maintenance of docks and land bridges controlled by Viking. For our river vessels, we perform general maintenance on our fleet over the winter, which generally does not involve dry-docking the vessels and substantial maintenance is generally not required because our vessels do not sail in salt water. For our ocean and expedition ships, we perform regular and periodic maintenance of our fleet, with a regularly scheduled dry-docking approximately every five years. Nautical services on the Viking Mississippi are provided by an affiliate of the Mississippi Ship Owner in accordance with the time charter agreement with the Mississippi Ship Owner. Nautical services on the Viking Yidun are provided by CMV, in coordination with a third-party operator.

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

Distribution

Travel agencies generate a substantial amount of bookings for our cruises, and we are committed to maintaining and strengthening this distribution channel. We have preferred relationships with large travel agent consortia, and we employ sales managers in key markets to maximize awareness of our products within the travel agent community. We have created a portal on our website that is dedicated to providing support for the local travel agency community and which offers travel agents access to our sales and marketing tools and resources. In addition, guests can book directly with Viking. Sales are managed through our reservation call centers in the United States, United Kingdom and Australia. Our call centers have over 1,000 agents spread across the United States, the United Kingdom, Australia, South Africa and the Philippines—and together they provide excellent and efficient service for our guests. In 2025, we also answered over 80% of all calls within 10 seconds. We do not sell any of our products through wholesalers.

Competition

We operate in the global leisure travel market, of which cruising represents only one of many alternatives. We therefore compete not only with other cruise lines, but also with other vacation operators that provide other travel and leisure options, including hotels, resorts and package holidays and tours. Our principal competitors within the river cruise industry include such companies as AMA Waterways, Inc., Avalon Waterways, Celebrity River Cruises, Grand Circle Cruise Line, Tauck and Uniworld River Cruises, Inc. Our principal competitors within the ocean cruise industry include premium and luxury ocean cruise operators such as Azamara Cruises, Celebrity Cruises, Crystal Cruises, Explora Journeys, Holland America Line, Oceania Cruises, Princess Cruises, Regent Seven Seas Cruises, Seabourn Cruise Line and Silversea Cruise Holding Ltd. Our Viking Expedition product faces competition from companies such as Atlas Ocean Voyages, Hurtigruten Expeditions, Lindblad Expeditions, Pearl Seas Cruises, Ponant, Quark Expeditions, Seabourn Cruise Line, Silversea Cruise Holding Ltd and Victory Cruise Lines. The Viking Mississippi product competes with American Cruise Lines.

Suppliers

Our largest capital expenditures are for ship construction and acquisition. We have entered into contracts with shipyards for 10 ocean ships and 17 river ships, which we will own. Additionally, we have entered into raw material agreements with suppliers for four river vessels that will operate in Egypt. We also rely on third-parties to own and operate the Viking Yidun and our chartered vessels, such as the Viking Mississippi, the Viking Saigon, the Viking Tonle and our future India vessels.

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

In addition, the Mississippi River market is subject to the FMC Performance Certificate requirement described above.

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

C. Organizational Structure

For a list of the subsidiaries of Viking Holdings Ltd as of December 31, 2025, see Exhibit 8.1 to this Annual Report.

D. Property, Plants and Equipment

Other than our ships, we do not own any material physical property. For further information on our ships and suppliers, see “Item 4.B. Business Overview—Operations” and “Item 4.B. Business Overview—Suppliers.” For information regarding financing of our ships, see “Item 5.B. Operating and Financial Review — Liquidity and Capital Resources.”

As of December 31, 2025, we controlled 83 premier docking locations for our river vessels along the rivers of Europe and Egypt and had priority access to 30 docking locations in Hungary.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with our audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report. For a comparative discussion and analysis related to the results of operations and changes in financial condition for the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report of Form 20-F for the year ended December 31, 2024 filed on March 11, 2025, with the SEC and available electronically at www.sec.gov. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Item 3.D. Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

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

For Viking River, Viking Ocean, Viking Expedition and Viking Mississippi collectively, operating capacity is 7% higher for the 2026 season in comparison to the 2025 season. As of February 15, 2026, for the 2026 season, we had sold 86% of our Capacity PCDs and had $5,960 million of Advance Bookings. Advance Bookings were 13% higher in comparison to the 2025 season at the same point in time. Advance Bookings per PCD for the 2026 season was $859, 6% higher than the 2025 season at the same point in time.

The following bullets contain additional information about Advance Bookings for Viking Ocean and Viking River for the 2026 season as of February 15, 2026, compared with the 2025 season at the same point in time:

Viking Ocean:

•
Operating capacity is 9% higher for the 2026 season in comparison to the 2025 season. We had sold 87% of our Capacity PCDs for the 2026 season, and had $2,727 million of Advance Bookings, an increase of 16% compared to the same point in time for the 2025 season. Advance Bookings per PCD for the 2026 season was $787, compared to $746 at the same point in time for the 2025 season.

Viking River:

•
Operating capacity is 6% higher for the 2026 season in comparison to the 2025 season. We had sold 85% of our Capacity PCDs for the 2026 season, and had $2,806 million of Advance Bookings, an increase of 10% compared to the same point in time for the 2025 season. Advance Bookings per PCD for the 2026 season was $906, compared to $841 at the same point in time for the 2025 season.

Secondary Offering

On May 29, 2025, we completed a secondary offering of 30.5 million ordinary shares on behalf of CPP Investments and TPG at a price of $44.20 per share. We did not issue any ordinary shares and did not receive any proceeds from the secondary offering. We incurred approximately $1.3 million in expenses associated with the secondary offering, which are included in selling and administration on the consolidated statement of operations. After giving effect to that offering, TPG ceased being a party to, and did not retain any rights under, the Investor Rights Agreement.

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

Size of Our Fleet and Occupancy—Our operating results are highly correlated with the number of ships that we operate during a given period and our Occupancy. If we take delivery of additional ships, our potential Capacity PCDs increase, which may increase our revenue. In contrast, if we decide to take one or more of our ships out of service, our Capacity PCDs decrease, which we expect will lower our revenue. As of December 31, 2025, our fleet consisted of 89 river vessels, including the Viking Mississippi, 12 ocean ships, including the Viking Yidun, and two expedition ships.

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

Operating costs and expenses—Our operating costs and expenses are dependent on both macroeconomic factors and our strategic decisions. Inflation may increase our operating costs and expenses in future periods, including costs of labor, fuel and airfare. Inflation generally does not impact our ship commitments that are already under contract as a fixed price has already been agreed upon. Repairs and maintenance costs are recognized when incurred and the timing can shift depending on our operational needs. As a result, the cadence of these expenses may differ year-over-year. Additionally, as a result of our early bookings, we may not be able to pass on increases in operating costs and expenses, including cost increases from our suppliers (whether or not related to general inflationary pressures) and changes in governmental fees and taxes, to our guests with existing bookings, though we are able to adjust pricing for future bookings. However, as a significant portion of our marketing expenses are discretionary, we are able to strategically deploy our resources based on current market conditions, our early bookings and other factors.

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

Selected Operational and Financial Metrics, including Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd, Adjusted EPS and vessel operating expenses excluding fuel to analyze our performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs. We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

Adjusted Earnings per Share or Adjusted EPS represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding. We present Adjusted EPS because we believe it provides additional information to us and our investors about the earnings performance of our primary operating business. We have presented Adjusted EPS for periods beginning in 2024 due to the changes in our capital structure as a result of our IPO.

Adjusted EBITDA represents EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, share-based compensation expense, and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items). Adjusted EBITDA is a non-IFRS Accounting Standards financial measure and does not comply with IFRS Accounting Standards because it is adjusted to exclude certain cash and non-cash expenses. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards. You should exercise caution in comparing our Adjusted EBITDA to Adjusted EBITDA of other companies.

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

Adjusted Net Income (Loss) attributable to Viking Holdings Ltd represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

Adjusted Weighted Average Shares Outstanding represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and dilutive share based awards to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

Capacity Passenger Cruise Days or Capacity PCDs with respect to any given period is a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

Invested Capital is the average of the most recent four quarters of indebtedness, gross of debt fees, less cash and cash equivalents, plus total shareholders’ equity.

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

ROIC is the ratio, expressed as a percentage, of operating income adjusted for income tax (expense) benefit, divided by Invested Capital. ROIC is a non-IFRS Accounting Standards financial measure. Management believes this is a relevant measure of our performance because it quantifies how efficiently we generated operating income relative to the total capital we have invested in the business. ROIC has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

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

Results of Operations

Operating results for the years ended December 31, 2025, 2024 and 2023 are shown in the following table:

	Year Ended December 31,
	2025	2024	2023
(in thousands, except per share data)
Consolidated Statements of Operations
Revenue
Cruise and land	$6,051,435	$4,971,282	$4,383,524
Onboard and other	449,984	362,600	326,969
Total revenue	6,501,419	5,333,882	4,710,493

Cruise operating expenses
Commissions and transportation costs	(1,359,517)	(1,156,610)	(1,053,874)
Direct costs of cruise, land and onboard	(851,856)	(676,760)	(586,234)
Vessel operating	(1,472,487)	(1,280,711)	(1,211,676)
Total cruise operating expenses	(3,683,860)	(3,114,081)	(2,851,784)

Other operating expenses
Selling and administration	(1,031,235)	(883,889)	(789,040)
Depreciation, amortization and impairment	(284,790)	(260,844)	(253,719)
Total other operating expenses	(1,316,025)	(1,144,733)	(1,042,759)
Operating income	1,501,534	1,075,068	815,950

Non-operating income (expense)
Interest income	84,876	69,374	48,027
Interest expense	(362,575)	(380,486)	(528,061)
Currency (loss) gain	(56,100)	31,542	(20,815)
Private Placement derivative loss	—	(364,214)	(2,007,089)
Other financial income (loss)	13	(261,450)	(151,469)
Income (loss) before income taxes	1,167,748	169,834	(1,843,457)
Income tax expense	(19,653)	(16,857)	(6,639)
Net income (loss)	$1,148,095	$152,977	$(1,850,096)

Net income (loss) attributable to Viking Holdings Ltd	$1,147,570	$152,331	$(1,850,572)
Net income attributable to non-controlling interests	$525	$646	$476

Weighted-average ordinary shares and special shares outstanding - Diluted	446,418	366,709	221,936
Net income (loss) per share attributable to ordinary and special shares - Diluted	$2.57	$0.36	$(4.42)

Other Financial Information:
Adjusted EBITDA	$1,872,088	$1,348,302	$1,090,322
Adjusted Net Income attributable to Viking Holdings Ltd	$1,165,050	$809,492	N/A
Adjusted EPS	$2.61	$1.86	N/A

The following table reconciles net income (loss), the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
(in thousands)
Net income (loss)	$1,148,095	$152,977	$(1,850,096)
Interest income	(84,876)	(69,374)	(48,027)
Interest expense	362,575	380,486	528,061
Income tax expense	19,653	16,857	6,639
Depreciation, amortization and impairment	284,790	260,844	253,719
EBITDA	1,730,237	741,790	(1,109,704)
Private Placement derivative loss (a)	—	364,214	2,007,089
Warrants loss (b)	—	261,615	107,673
Other financial (income) loss	(2,767)	(1,886)	46,540
Currency loss (gain)	56,100	(31,542)	20,815
Share based compensation expense	88,518	14,111	17,909
Adjusted EBITDA	$1,872,088	$1,348,302	$1,090,322

(a)
Private Placement derivative loss represented the non-cash loss on the remeasurement of the fair value of the derivatives associated with the Series C Preference Shares. The Series C Preference Shares automatically converted to ordinary shares immediately prior to the consummation of our IPO.
(b)
Warrants loss represented the non-cash loss on the remeasurement of the warrant liability and is included in other financial income (loss) on the consolidated statements of operations. All warrants were exercised in November 2024, at which point the associated liability ceased to be outstanding.

The following tables reconcile net income (loss) attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the years ended December 31, 2025 and 2024. Additionally, the following tables show the calculation of Adjusted EPS for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
(in thousands)
Net income attributable to Viking Holdings Ltd	$1,147,570	$152,331
Interest expense and Private Placement derivative loss related to Series C Preference Shares	—	396,207
Warrants loss	—	261,615
Loss (gain), net, for debt extinguishment and modification costs and embedded derivatives associated with debt	17,480	(661)
Adjusted Net Income attributable to Viking Holdings Ltd	$1,165,050	$809,492

	Year Ended December 31,
	2025	2024
(in thousands)
Weighted average ordinary shares and special shares outstanding – Diluted	446,418	366,709
Outstanding warrants	—	7,803
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	—	61,504
Adjusted Weighted Average Shares Outstanding	446,418	436,016

	Year Ended December 31,
	2025	2024
(in thousands, except Adjusted EPS)
Adjusted Net Income attributable to Viking Holdings Ltd	$1,165,050	$809,492
Adjusted Weighted Average Shares Outstanding	446,418	436,016
Adjusted EPS	$2.61	$1.86

The following table sets forth certain non-IFRS Accounting Standards financial measures for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Adjusted FCF (in thousands)	$2,175,610	$1,726,154
Adjusted FCF Conversion	116.2%	128.0%
ROIC	45.8%	40.8%

The following tables reconcile net cash flow from operating activities, the most directly comparable IFRS Accounting Standards measure, to Adjusted FCF, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
(in thousands)
Net cash flow from operating activities	$2,560,310	$2,082,009
Interest paid	(314,240)	(355,080)
Interest payments for lease liabilities	(19,014)	(20,872)
Interest received	83,629	71,770
Ongoing Capex	(135,075)	(80,258)
Cash portion of interest expense related to Series C Preference Shares	—	28,585
Adjusted FCF	$2,175,610	$1,726,154

	Year Ended December 31,
	2025	2024
(in thousands)
Investments in PP&E	$(1,026,854)	$(917,424)
Additions to PP&E for vessels and ships under construction	890,334	836,897
Additions to PP&E for vessels and ships delivered in current period	1,445	269
Ongoing Capex	$(135,075)	$(80,258)

	Year Ended December 31,
	2025	2024
(in thousands, except Adjusted FCF Conversion)
Adjusted FCF	$2,175,610	$1,726,154
Adjusted EBITDA	1,872,088	$1,348,302
Adjusted FCF Conversion	116.2%	128.0%

	Year Ended December 31,
	2025	2024
(in thousands)
Operating income	$1,501,534	$1,075,068
Income tax expense	(19,653)	(16,857)
Operating income, after tax (a)	$1,481,881	$1,058,211

	Year Ended December 31,
	2025	2024
(in thousands, except ROIC)
Average indebtedness for four quarters	$5,645,526	$6,503,078
Average debt fees for four quarters	156,518	129,306
Average cash and cash equivalents for four quarters	(3,052,964)	(2,097,717)
Average shareholders’ equity for four quarters	483,931	(1,940,023)
Invested Capital (b)	$3,233,011	$2,594,644
ROIC (a) / (b)	45.8%	40.8%

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Year Ended December 31,
	2025	2024	2023
Consolidated
Vessels operated (a)	96	89	84
Passengers	791,582	683,717	649,669
PCDs	7,353,024	6,443,492	6,069,070
Capacity PCDs	7,709,620	6,886,205	6,476,790
Occupancy	95.4%	93.6%	93.7%
Adjusted Gross Margin (in thousands)	$4,290,046	$3,500,512	$3,070,385
Net Yield	$583	$543	$506
Vessel operating expenses (in thousands)	$1,472,487	$1,280,711	$1,211,676
Vessel operating expenses excluding fuel (in thousands)	$1,299,417	$1,105,533	$1,036,969
Vessel operating expenses per Capacity PCD	$191	$186	$187
Vessel operating expenses excluding fuel per Capacity PCD	$169	$161	$160

(a)
Vessels operated includes chartered vessels and the Viking Yidun, which operated select Viking Ocean itineraries and Asia Outbound sailings for the years ended December 31, 2025 and 2024.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Year Ended December 31,
	2025	2024	2023
Viking River
Passengers	414,758	381,870	366,730
PCDs	3,285,444	3,065,534	2,957,595
Capacity PCDs	3,421,332	3,213,218	3,097,264
Occupancy	96.0%	95.4%	95.5%
Adjusted Gross Margin (in thousands)	$1,897,876	$1,633,550	$1,411,214
Net Yield	$578	$533	$477

Viking Ocean
Passengers	313,529	253,360	243,291
PCDs	3,468,423	2,907,450	2,724,241
Capacity PCDs	3,650,314	3,096,400	2,914,620
Occupancy	95.0%	93.9%	93.5%
Adjusted Gross Margin (in thousands)	$1,985,634	$1,517,435	$1,354,215
Net Yield	$572	$522	$497

The following tables reconcile gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the years ended December 31, 2025, 2024 and 2023 on a consolidated basis and for Viking River and Viking Ocean:

Consolidated	Year Ended December 31,
	2025	2024	2023
(in thousands)
Total revenue	$6,501,419	$5,333,882	$4,710,493
Total cruise operating expenses	(3,683,860)	(3,114,081)	(2,851,784)
Ship depreciation and impairment	(235,127)	(214,729)	(221,527)
Gross margin	$2,582,432	$2,005,072	$1,637,182
Ship depreciation and impairment	235,127	214,729	221,527
Vessel operating	1,472,487	1,280,711	1,211,676
Adjusted Gross Margin	$4,290,046	$3,500,512	$3,070,385

Viking River	Year Ended December 31,
	2025	2024	2023
(in thousands)
Total revenue	$3,070,849	$2,654,407	$2,341,274
Total cruise operating expenses	(1,789,646)	(1,569,207)	(1,446,513)
Ship depreciation and impairment	(72,994)	(75,705)	(89,540)
Gross margin	$1,208,209	$1,009,495	$805,221
Ship depreciation and impairment	72,994	75,705	89,540
Vessel operating	616,673	548,350	516,453
Adjusted Gross Margin	$1,897,876	$1,633,550	$1,411,214

Viking Ocean	Year Ended December 31,
	2025	2024	2023
(in thousands)
Total revenue	$2,868,205	$2,196,040	$1,945,200
Total cruise operating expenses	(1,549,311)	(1,241,420)	(1,131,696)
Ship depreciation and impairment	(128,018)	(104,914)	(98,847)
Gross margin	$1,190,876	$849,706	$714,657
Ship depreciation and impairment	128,018	104,914	98,847
Vessel operating	666,740	562,815	540,711
Adjusted Gross Margin	$1,985,634	$1,517,435	$1,354,215

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
(in thousands)
Vessel operating expenses	$1,472,487	$1,280,711	$1,211,676
Fuel expense	(173,070)	(175,178)	(174,707)
Vessel operating expenses excluding fuel	$1,299,417	$1,105,533	$1,036,969

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Consolidated

Total revenue for the year ended December 31, 2025 increased by $1,167.5 million, or 21.9%, to $6,501.4 million from $5,333.9 million in 2024.

Cruise and land increased by $1,080.1 million, or 21.7%, to $6,051.4 million for the year ended December 31, 2025, from $4,971.3 million in 2024. Onboard and other increased by $87.4 million, or 24.1%, to $450.0 million for the year ended December 31, 2025, from $362.6 million in 2024. These increases were primarily due to an increase in Capacity PCDs and higher Occupancy, and higher revenue per PCD. During the year ended December 31, 2025, our Capacity PCDs increased primarily due to growth in the fleet, including one ocean ship and two river vessels delivered in 2024, and one ocean ship and six river vessels delivered in 2025, and additional ship operating days in 2025 related to the Viking Yidun accommodation agreement.

Viking River Segment

Total revenue for our Viking River segment for the year ended December 31, 2025 increased by $416.4 million, or 15.7%, to $3,070.8 million from $2,654.4 million for the same period in 2024. The increase was primarily due to higher revenue per PCD and an increase in Capacity PCDs and higher Occupancy. During the year ended December 31, 2025, our Capacity PCDs increased primarily due to the operation of two river vessels delivered in 2024 and six river vessels delivered in 2025.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the year ended December 31, 2025 increased by $672.2 million, or 30.6%, to $2,868.2 million from $2,196.0 million for the same period in 2024. The increase was primarily due to an increase in Capacity PCDs and higher Occupancy and higher revenue per PCD. During the year ended December 31, 2025, our Capacity PCDs increased primarily due to one ocean ship delivered in 2024 and one ocean ship delivered in 2025.

Operating Costs and Expenses

Commissions and transportation costs increased by $202.9 million, or 17.5%, to $1,359.5 million for the year ended December 31, 2025, from $1,156.6 million in 2024. The increase was primarily due to an increase in Capacity PCDs and higher Occupancy, and higher revenue. During the year ended December 31, 2025, our Capacity PCDs increased primarily due to growth in the fleet, including one ocean ship and two river vessels delivered in 2024, and one ocean ship and six river vessels delivered in 2025, and additional ship operating days related to the Viking Yidun accommodation agreement.

Direct costs of cruise, land and onboard increased by $175.1 million, or 25.9%, to $851.9 million for the year ended December 31, 2025, from $676.8 million in 2024. The increase was primarily due to an increase in Capacity PCDs as well as an increase in our ancillary services. During the year ended December 31, 2025, our Capacity PCDs increased primarily due to growth in the fleet, including one ocean ship and two river vessels delivered in 2024, and one ocean ship and six river vessels delivered in 2025, and additional ship operating days related to the Viking Yidun accommodation agreement.

Vessel operating increased by $191.8 million, or 15.0%, to $1,472.5 million for the year ended December 31, 2025, from $1,280.7 million in 2024. During the year ended December 31, 2025, vessels operated increased due to growth in the fleet, including one ocean ship and two river vessels delivered in 2024, and one ocean ship and six river vessels delivered in 2025, and additional ship operating days related to the Viking Yidun accommodation agreement.

Selling and administration increased by $147.3 million, or 16.7%, to $1,031.2 million for the year ended December 31, 2025, from $883.9 million in 2024. The increase was due to an increase in employee costs and an increase in selling costs, office and professional fees, primarily due to an increase in Capacity PCDs for future seasons.

Depreciation, amortization and impairment increased by $24.0 million, or 9.2%, to $284.8 million for the year ended December 31, 2025, from $260.8 million in 2024. The increase was primarily due to growth in the fleet, including one ocean ship and two river vessels delivered in 2024, and one ocean ship and six river vessels delivered in 2025.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $1,501.5 million for the year ended December 31, 2025, compared to $1,075.1 million in 2024.

Non-operating Income (Expense)

Net interest expense decreased by $33.4 million to $277.7 million for the year ended December 31, 2025, from $311.1 million in 2024. The decrease was due to $32.0 million in interest expense recognized in 2024 related to the Series C Preference Shares, which automatically converted to ordinary shares immediately prior to the consummation of our IPO, and a $15.5 million increase in interest income. These decreases were partially offset by non-recurring charges of $17.2 million primarily due to the early repayment of ocean and expedition ship charters and the redemption of VCL’s 5.875% Senior Notes due 2027.

Currency (loss) gain decreased by $87.6 million to a loss of $56.1 million for the year ended December 31, 2025, from a gain of $31.5 million in 2024. The loss was primarily due to unrealized losses for the Viking Neptune and Viking Saturn loans, which are both payable in euros and adjusted for currency translation, and realized currency losses due to payments for operating costs and vendor payments incurred in non-U.S. dollar denominations. These losses were partially reduced by currency gains related to cash and other financial assets held in euros and other non-U.S. dollar currencies, which create a natural offset with currency losses on non-U.S. dollar liabilities.

Private Placement derivative loss decreased to nil for the year ended December 31, 2025, from $364.2 million in 2024. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Other financial income (loss) increased by $261.5 million primarily due to the loss on the remeasurement of the warrant liability in 2024. All warrants were exercised in November 2024, at which point the associated liability ceased to be outstanding.

Income tax expense increased by $2.8 million to $19.7 million for the year ended December 31, 2025, from $16.9 million in 2024.

Net Income (Loss)

Net income increased by $995.1 million to $1,148.1 million for the year ended December 31, 2025, from $153.0 million in 2024. The increase was primarily due to a $426.4 million increase in operating income due to the various factors described above, the $364.2 million loss on remeasurement of the Private Placement derivative in 2024 and $32.0 million in interest expense related to the Series C Preference Shares in 2024. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative and Private Placement liability were no longer outstanding. Additionally, there was a $261.5 million increase in other financial income (loss) primarily due to the loss on the remeasurement of the warrant liability in 2024.

B. Liquidity and Capital Resources

Liquidity Management

Our liquidity requirements arise primarily from the need to fund working capital and capital expenditures for the expansion, refurbishment and maintenance of our fleet and to repay debt. Historically, we have obtained financing of up to 80% of our newbuild contract prices and issued debt and equity, when needed, to finance our cash needs and the growth of our business. Additionally, we collect significant deposits from bookings, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period.

In June 2024, we entered into an agreement for a revolving credit facility, which we amended and upsized in November 2025 (the “Revolving Credit Facility”). The Revolving Credit Facility provides for the borrowing of up to an aggregate principal amount of $1.0 billion, and if drawn, the proceeds will be used by us to finance ongoing working capital requirements and for other general corporate purposes. The Revolving Credit Facility matures on November 14, 2030. As of December 31, 2025 and 2024, no amounts were drawn on the Revolving Credit Facility.

In October 2025, VCL issued $1.7 billion in principal amount of its 5.875% Senior Notes due 2033, the net proceeds of which were used to fund the full redemption of $825.0 million in principal amount of its 5.875% Senior Notes due 2027, including accrued and unpaid interest, and to pay costs and expenses related to the offering of its 5.875% Senior Notes due 2033 and the redemption of its 5.875% Senior Notes due 2027. The remaining net proceeds, together with cash on hand, were used to refinance the Viking Orion, the Viking Mars and the Viking Octantis charters in the fourth quarter of 2025 and refinance the Viking Jupiter charter in January 2026.

As of December 31, 2025, we had $3,803.9 million in cash and cash equivalents and a working capital deficit of $1,214.3 million. The working capital deficit included $4,605.2 million of deferred revenue. We believe existing cash and cash equivalents and cash flows from operations and financing activities will continue to be sufficient to fund our operating activities and cash commitments for at least the next 12 months. Our liquidity requirements depend on several factors, many of which are beyond our control, as further described in “Item 3.D. Key Information—Risk Factors” of this Annual Report.

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

We collect a significant amount of deposits for cruise bookings from our customers well in advance of their cruise dates. Credit card and electronic transfer transactions that settle quickly are classified as cash and cash equivalents. Other credit card receivables are included in accounts and other receivables. We rely on multiple credit card processors for collection of customer funds for future cruises. Credit card processors can limit the funds they remit to us if they determine that they need to increase their reserve requirements on credit card processing activities, which could reduce our cash and cash equivalents and negatively impact our liquidity position.

Sources and Uses of Cash

Set forth below is a summary of our cash flows for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
(in thousands)	2025	2024	2023
Consolidated Statements of Cash Flows Data:
Net cash flow from operating activities	$2,560,310	$2,082,009	$1,371,331
Net cash flow used in investing activities	(949,480)	(853,711)	(634,227)
Net cash flow used in financing activities	(305,964)	(247,903)	(479,651)
Change in cash and cash equivalents	1,304,866	980,395	257,453
Effect of exchange rate changes on cash and cash equivalents	9,406	(4,436)	3,120
Net increase in cash and cash equivalents	$1,314,272	$975,959	$260,573

Net Cash Flow from Operating Activities

Net cash flow from operating activities increased by $478.3 million to $2,560.3 million for the year ended December 31, 2025, compared to $2,082.0 million in 2024. The increase was primarily due to a $426.4 million increase in operating income. Other changes primarily related to timing differences in cash receipts and payments for various operating assets and liabilities.

Net Cash Flow used in Investing Activities

Net cash flow used in investing activities increased by $95.8 million to $949.5 million for the year ended December 31, 2025, compared to $853.7 million in 2024. The increase was primarily due to a $109.4 million increase in capital expenditures, partially offset by a $11.9 million increase in interest received.

Net Cash Flow used in Financing Activities

Net cash flow used in financing activities increased by $58.1 million to $306.0 million for the year ended December 31, 2025, compared to $247.9 million in 2024. The increase was primarily due to $1,710.4 million in higher debt repayments and $243.9 million in net proceeds from our IPO in 2024. These increases were partially offset by an increase of $1,710.2 million in proceeds from long-term debt related to the issuance by VCL of $1.7 billion in principal amount of 5.875% Senior Notes due 2033 in 2025 and the debt drawdown upon the delivery of the Viking Vesta in 2025, $124.1 million in taxes paid related to net share settlement of equity awards in connection with our IPO in 2024, $40.8 million in lower interest paid and $18.2 million in lower dividends paid.

Debt Obligations and Material Capital Commitments

The table below summarizes our material commitments, based on contractual undiscounted cash flows as of December 31, 2025:

	Total	2026	2027-2028	2029-2030	2031 - forward
(in thousands)
Debt obligations (1)	$7,375,981	$700,656	$1,591,790	$1,534,893	$3,548,642
Shipbuilding obligations (2)	4,549,409	1,183,924	1,886,371	1,479,114	—
Vessel charter and accommodation agreement obligations (3)	218,056	39,029	81,043	66,790	31,194
Total	$12,143,446	$1,923,609	$3,559,204	$3,080,797	$3,579,836

(1) Debt obligations include principal and estimated interest payments. Debt obligations denominated in euros are based on the euro to U.S. dollar exchange rate as of December 31, 2025, which was 1.17. Debt obligations are presented gross of debt transaction costs of $163.6 million. Our debt obligations mature at various dates through 2037 and bear interest at fixed and variable rates. Future interest on variable rate debt as of December 31, 2025 is calculated based upon interest rates ranging from 5.57% to 6.95%. See Note 14 in the consolidated financial statements for further information about our debt obligations.

(2) Shipbuilding obligations include amounts payable for newbuilding agreements and amendments that were effective as of December 31, 2025. Our shipbuilding contracts are in euros and the amounts above are based on the euro to U.S. dollar exchange rate as of December 31, 2025, which was 1.17. As we make payments towards our newbuilds, our shipbuilding obligations are reduced. See “— Newbuilding Program” for additional information about our shipbuilding obligations and any related financing.

(3) Vessel charter and accommodation agreement obligations represent remaining amounts contractually committed for leased vessels and ships, excluding renewal options not yet exercised. Vessel charter and accommodation agreement obligations include payments for both asset and service components of the charters. The lease agreements for both the Viking Mississippi and the Viking Yidun include variable amounts, which are subject to change based on actual operating expenses or number of passengers.

As of December 31, 2025, we had a financial maintenance covenant on certain of our river vessel financings that required Viking River Cruises Ltd (“VRC”), as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which included cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of December 31, 2025, VRC and VRC AG were in compliance with this financial maintenance covenant. In February 2026, as a result of amendments to these vessel financings, this financial maintenance covenant no longer applies.

We also have covenants in our debt agreements that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric.

Newbuilding Program

Newbuilds increase our potential number of berths and Capacity PCDs. Each Longship has 190 berths and certain of our river vessels are Longship-like, but are designed to be able to navigate smaller rivers and have fewer berths. Longships for Asia Outbound have 182 berths. Each ocean ship has 930 or 998 berths and each new ocean ship will have 998 berths. Each expedition ship has 378 berths. The Viking Mississippi has 386 berths.

We generally have a variety of alternatives to finance our newbuilds. When we acquire options for newbuilds, we have no contractual or financial obligation to the shipyard until a contract for a newbuild is signed, subject to certain conditions.

River Newbuilds and Charters

A summary of the river newbuilding program as of December 31, 2025 is outlined below. The aggregate contract price of our river vessels on order listed in the table below was $826.0 million, based on the euro to U.S. dollar exchange rate as of December 31, 2025, which was 1.17. In December 2025, we were informed that the delivery of eight river vessels would be delayed. Two vessels originally scheduled for delivery in December 2025 will now be delivered in 2026 and six vessels originally scheduled for delivery in the first half of 2026 will now be delivered later in 2026. The table below reflects the updated delivery timing.

River Vessels	Number of Vessels	Expected Delivery
Longships	7	2026
Longship-Seine	1	2026
Longships	4	2027
Longship-Douro	1	2027
Longships	4	2028
Total	17

In 2025, we secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Expected Delivery	Option Exercise Date
Longships	4	2029	September 2026
Longships	4	2030	September 2027
Longships	4	2031	September 2028
Longships	4	2032	September 2029

We have entered into raw materials agreements for four river vessels that will operate in Egypt. We expect these vessels to be delivered in 2026 and 2027.

In 2025, we entered into charter agreements for two 80-berth river vessels traveling through India for the 2027 through 2035 seasons and the 2028 through 2036 seasons, respectively. We have options to extend the charters for three additional seasons.

Ocean Newbuilds

A summary of the ocean newbuilding program as of December 31, 2025 is outlined below. In November 2025, we amended the shipbuilding contracts to accelerate the delivery dates for Ship XIX and Ship XX by six months each, and they are now scheduled to be delivered in 2029 and 2030, respectively. The aggregate contract price of our ocean ships on order listed in the table below was $4,625.6 million, based on the euro to U.S. dollar exchange rate as of December 31, 2025, which was 1.17. We have obtained financing for all ships, as described below.

Ocean Ships	Expected Delivery
Viking Mira	2026
Viking Libra	2026
Viking Astrea	2027
Viking Lyra	2028
Ship XVII	2028
Ship XVIII	2029
Ship XIX	2029
Ship XX	2030

In 2021 and 2022, we entered into loan agreements for the Viking Mira, the Viking Libra, the Viking Astrea and the Viking Lyra. In the first quarter of 2025, we entered into loan agreements for Ship XVII, Ship XVIII, Ship XIX and Ship XX. These loans are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in U.S. dollars. SACE SpA, which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provided the lenders with an insurance policy covering 100% of the principal and interest of the facility amount. The interest rates for the loans are fixed. The loans are due in 12 years through 24 consecutive, semiannual, equal installments, the first of which is generally due six months after the drawdown at delivery. The Company, VCL and Viking Ocean Cruises II Ltd have jointly and severally guaranteed all of these loan agreements.

In 2025, we entered into shipbuilding contracts for the ships outlined below conditioned upon certain financing conditions. If the financing conditions are not met by March 31, 2026, these contracts can be terminated by us or the shipyard. In November 2025, we amended the shipbuilding contracts to accelerate the delivery dates for Ship XXI and Ship XXII by six months each as reflected in the table below.

Ocean Ships	Expected Delivery
Ship XXI	2030
Ship XXII	2031

In 2024 and 2025, we secured the following options for additional ocean ships:

Ocean Ships - Options	Expected Delivery	Option Exercise Date
Ship XXIII	2032	July 2026
Ship XXIV	2032	July 2026
Ship XXV	2033	July 2027
Ship XXVI	2033	July 2027
Ship XXVII	2034	July 2028
Ship XXVIII	2034	July 2028

Expedition Newbuilds

In February 2026, we entered into shipbuilding commitments for the ships outlined below conditioned upon certain financing and other conditions.

Expedition Ships	Expected Delivery
Expedition Ship III	2030
Expedition Ship IV	2031

Revolving Credit Facility

In 2024, we entered into an agreement for a revolving credit facility, which we amended and upsized in November 2025. The Revolving Credit Facility provides for the borrowing of up to an aggregate principal amount of $1.0 billion. The Revolving Credit Facility matures on November 14, 2030. The obligations of VCL under the Revolving Credit Facility are guaranteed by VHL and certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which, in turn, is secured by mortgages over the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. As of December 31, 2025 and 2024, no amounts were drawn on the Revolving Credit Facility.

Summarized Financial Information for Guarantors of the Unsecured Notes

As a result of VHL’s guarantee of certain financial obligations, including VCL’s 7.000% Senior Notes due 2029, 9.125% Senior Notes due 2031 and 5.875% Senior Notes due 2033 (collectively, the “Unsecured Notes”), our reporting obligations may be satisfied with financial information of VHL so long as we also provide the information that would be required by SEC Rule 13-01 of Regulation S-X. See Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report for further information on financial instruments.

Our assets, liabilities, revenues, expenses and other comprehensive income either exist at or are primarily generated by the subsidiaries that issue or guarantee the Unsecured Notes. Accordingly, we meet the criteria in Rule 13-01 of Regulation S-X to omit the summarized financial information for the assets and liabilities and operating results of the issuer and guarantors of the Unsecured Notes from our disclosures.

The following tables set forth summarized financial information as of and for the year ended December 31, 2025 as required by SEC Rule 13-01 of Regulation S-X for the issuer and guarantors of the Unsecured Notes, on a combined basis after elimination of intercompany transactions and balances among the issuer and guarantors. Additionally, investments in and equity in the earnings of non-guarantor subsidiaries have been eliminated.

December 31, 2025
(in thousands)
Assets (a)
Non-current Assets	$7,599,484
Current Assets	$4,654,467

Liabilities (b)
Non-current Liabilities	$5,334,242
Current Liabilities	$5,963,882

(a)
Includes intercompany amounts due from non-guarantor subsidiaries to the issuer and guarantors of $552.4 million.
(b)
Includes intercompany amounts due to non-guarantor subsidiaries to the issuer and guarantors of $489.5 million.

Year Ended December 31, 2025
(in thousands)
Total Revenue (a)	$5,973,823
Operating income	$1,411,557
Income before income taxes	$1,043,235
Net income (b)	$1,030,763
Net income attributable to Viking Holdings Ltd	$1,030,763

(a)
Includes total revenue recognized by the issuer and guarantors from non-guarantor subsidiaries of $6.0 million from net intercompany charges.
(b)
Includes net losses recognized by the issuer and guarantors from non-guarantor subsidiaries of $785.0 million from net intercompany charges.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Fleet Accounting—Useful Lives, Depreciation and Residual Value

Our fleet includes vessels and ships, our most significant assets, which we record at cost less accumulated depreciation and impairment. To compute depreciation expense for our vessels or ships, we estimate the useful lives of the major components of the vessels or ships as well as their residual values. Estimates for useful lives and residual values may differ between our ocean and expedition ships, which are exposed primarily to salt water and generally operate year-round, and our river vessels, which are exposed primarily to fresh water and generally operate for approximately eight to nine months per year. Depreciation expense for our vessels and ships is computed net of the residual value on a straight-line basis.

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

We believe we have made reasonable estimates for vessel and ship accounting purposes. However, should certain factors or circumstances cause us to revise our estimates of vessel or ship useful lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in determining whether vessel or ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we had reduced our estimated vessel and ship component useful lives by one year, depreciation expense for the year ended December 31, 2025 would have increased by approximately $16.0 million. If our vessels and ships were estimated to have no residual value, depreciation expense for the year ended December 31, 2025 would have increased by approximately $34.3 million.

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

We did not identify any impairment indicators related to vessels and ships as of December 31, 2025 and 2024. For the years ended December 31, 2025, 2024 and 2023, we did not recognize any impairment loss related to vessels and ships.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position(s)
Executive Officers:
Torstein Hagen	83	Chairman and Chief Executive Officer
Leah Talactac	48	President and Chief Financial Officer
Linh Banh	46	Executive Vice President, Finance
Jeff Dash	56	Executive Vice President, Head of Business Development
Karine Hagen	55	Director and Executive Vice President, Product
Anton Hofmann	64	Executive Vice President, Group Operations
Milton Hugh	57	Executive Vice President, Sales
Richard Marnell	59	Executive Vice President, Marketing
Non-Employee Directors:
Richard Fear	72	Director
Morten Garman	79	Director
Paul Hackwell	46	Director
Tore Myrholt	69	Director
Pat Naccarato	63	Director
Jack Weingart	59	Director

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

Karine Hagen, daughter of Mr. Hagen, has served in varying capacities at Viking since its inception. Widely recognized as the face of the brand in Viking’s television advertisements and cultural enrichment films, Ms. Hagen is responsible for Viking’s overall branding as well as product development. Ms. Hagen previously served on our board of directors from 2010 to 2012 and 2016 to 2020. Ms. Hagen rejoined our board of directors in 2025. Prior to Viking, Ms. Hagen held positions with Arthur Andersen, J. Walter Thompson, Genesys and Telenor. Ms. Hagen has degrees in Soviet Studies and Economics from Wellesley College, an M.A. in Russia and East European Studies from Stanford University and an M.B.A. from BI Norwegian Business School.

Anton Hofmann joined Viking in 1998 and currently oversees our worldwide river fleet operations. Mr. Hofmann started his professional career in the hotel business and held a range of positions in hotels in various countries until 1991. Mr. Hofmann has 35 years of experience in the cruise industry. From 1993 to 1997, Mr. Hofmann served as operations manager for I.C.H. International Cruise and Hotel Management, where he supervised the upgrading of operational standards for eight river vessels in Russia and Ukraine. Mr. Hofmann has a degree in hotel management from The Hotel Management School in Innsbruck, Austria.

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

Morten Garman has served as a member of our board of directors since 2011. Mr. Garman has practiced business and maritime law in Oslo, Norway since 1972, after having served as an assistant judge in Drammen, Norway. In 1977, he co-founded the law firm Garman Advokatfirma AS and is presently the firm’s managing partner. Mr. Garman has served and serves as a member of the board of directors in several companies in the maritime industry. Mr. Garman has a degree in law from the University of Oslo, Norway.

Paul Hackwell has served as a member of our board of directors since 2016. Mr. Hackwell is a partner at TPG Capital and is based in San Francisco, where he leads the Consumer group. Mr. Hackwell joined TPG Capital in 2006 and is a member of the board of directors of Life Time Group Holdings, Inc., Troon Golf, L.L.C., Classic Collision, Aven Hospitality (f/k/a Hospitality Solutions), and The American Friends of New College (non-profit). He was also involved in TPG’s investments in Adare Pharmaceuticals, Aptalis Pharma, Arden Group (Gelson’s), AV Homes, Norwegian Cruise Line, Playa Hotels & Resorts and Taylor Morrison, among others. In the last five years, Mr. Hackwell also served on the board of directors of Anastasia Beverly Hills, Rodan & Fields LLC and GRCY Holdings, Inc. Mr. Hackwell holds an AB Summa Cum Laude from Princeton University, an MPhil from the University of Oxford, where he was a Keasbey Scholar, and an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar.

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

Pat Naccarato has served as a member of our board of directors since 2018 and previously served as an alternate director from 2016 to 2018. Mr. Naccarato joined CPP Investments in March 2009 and is currently a Global Leadership Team Managing Director and Head of Active Equities Global Best Ideas where he leads management of global public market investments. He also serves on the Private Equities Investment Committee and the Active Fundamental Equities Investment Committee that reviews investments in these portfolios. In addition, Mr. Naccarato is member of the Active Fundamental Equities management committee, which oversees the strategy, resources and talent needed in managing an investment portfolio of approximately $70 billion Canadian dollars. This is his thirty-sixth year in the investment management industry having managed a variety of global pension and mutual funds over his career, as well a variety of sector-based portfolios. Prior to joining CPP Investments, Mr. Naccarato spent most of his career as a partner at Phillips Hager & North Investment Management. He holds a Bachelor of Mathematics degree with an Accounting major from the University of Waterloo and an M.B.A. from Wilfrid Laurier University. He also holds a Chartered Financial Analyst designation.

Jack Weingart has served as a member of our board of directors since 2021. Mr. Weingart is the Chief Financial Officer of TPG Inc. and served on its board until he stepped down in 2024. Mr. Weingart was formerly the Co-Managing Partner of TPG Capital. Between 2006 and 2017, he served as Managing Partner of the Funding Group, which comprises the firm’s fundraising and capital markets activities. Prior to joining TPG in 2006, Mr. Weingart was a Managing Director at Goldman Sachs & Co. LLC, responsible for managing the firm’s West Coast leveraged finance and financial sponsor businesses. He previously served on the board of directors of Chobani, J.Crew International, Inc. and the Awaso Hope Foundation. Mr. Weingart earned a B.S. in electrical engineering and computer sciences from the University of California at Berkeley.

Director Nomination Rights

Pursuant to the Investor Rights Agreement, our principal shareholder has the right to designate four nominees to our board of directors (including the chairperson) and CPP Investments has the right to designate one director to our board of directors, subject to the maintenance of specified ownership requirements. Prior to May 29, 2025, TPG was also a party to the Investor Rights Agreement and had the right to designate one director to our board of directors, subject to the maintenance of specified ownership requirements.

Mr. Hagen (Chairperson), Mr. Fear, Mr. Garman and Mr. Myrholt were designated by our principal shareholder. Mr. Naccarato was designated by CPP Investments. As a result of sales in 2025, TPG does not maintain the requisite ownership to designate any nominees to our board of directors for election at our next annual general meeting. Mr. Hackwell was designated by TPG and remains on the board despite TPG losing its contractual nomination rights.

B. Compensation

Directors and Executive Management Compensation

Under Bermuda law, we are not required to disclose compensation paid to our directors or executive officers on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

The total amount of compensation paid and benefits in kind provided to our directors and executive officers for services in all capacities to the Company and its subsidiaries for the year ended December 31, 2025 was $92.4 million. The compensation for each of our executive officers is comprised of the following elements for the year ended December 31, 2025: base salary, bonus, vested restricted share units, option exercises, perquisites and benefits under employee benefit plans. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

No portion of the compensation paid to our directors and executive officers for the year ended December 31, 2025 was in the form of option grants.

Profit-Sharing Policy

We have established an unwritten discretionary profit-sharing policy for our executive officers. The policy and its rules were initially developed by the board of directors of Viking River Cruises Ltd at a meeting held on November 22, 2009, and then approved by the board of directors of Viking River Cruises Ltd on January 21, 2010. The policy has been maintained by us over time. Payments have been made under the policy to our executive officers for each year since the policy was adopted, including the year ended December 31, 2025. The policy does not apply to our non-employee directors. The final amount of the profit-sharing payment to an individual is generally based on our consolidated results. Under the terms of the policy, each of our executive officers who is a beneficiary of the policy is generally assigned a target bonus as a percentage of their annual salary when our consolidated results exceed a minimum threshold. In the event that the consolidated results exceed the minimum threshold, each individual’s amount is generally determined by multiplying the base amount by an index applicable to all participants. Discretionary adjustments or modifications to the general terms of our profit-sharing policy may be made based on individual performance or as otherwise determined from time to time by our board of directors based on factors impacting our results. The policy is administered by our Compensation and Nominating Committee. For the year ended December 31, 2025, 70% of the profit-sharing payment was paid in December 2025 based on forecasted results, with the final amount of the profit-sharing payment to be determined based on the audited results.

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

The 2018 Incentive Plan enables us to grant awards of incentive options, non-statutory options, restricted shares, RSUs and other share-based awards to our employees, directors and other service providers, as well as the employees, directors and service providers of our affiliates, with respect to our ordinary shares. The awards are granted by our board of directors from time to time, in its sole discretion, and are evidenced by written award agreements. As of December 31, 2025, there were options outstanding with respect to 0.8 million ordinary shares (with a weighted average exercise price of $17.43), RSUs outstanding with respect to 1.7 million ordinary shares and PSUs outstanding with respect to 0.3 million ordinary shares. No other types of awards were outstanding under the 2018 Incentive Plan.

Share reserve. As of December 31, 2025, we have reserved 59.0 million ordinary shares for issuance under the 2018 Incentive Plan, of which approximately 20.9 million ordinary shares remain available for future issuance, plus any ordinary shares underlying outstanding share awards previously granted under the 2018 Incentive Plan that expire or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the 2018 Incentive Plan will be subject to an annual increase on the first day of each calendar year, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by our board of directors at any time prior to the first day of a given calendar year.

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

Administration. The 2018 Incentive Plan is administered by our Compensation and Nominating Committee.

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

Viking Holdings Ltd 2024 Employee Share Purchase Plan

Overview. In connection with our IPO, our board of directors adopted, and our shareholders approved, the 2024 ESPP. The purpose of the 2024 ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success. The 2024 ESPP became effective on the effective date of our registration statement related to our IPO. During the year ended December 31, 2025, we completed our initial offering under the 2024 ESPP.

Share Reserve. As of December 31, 2025, we have reserved 9.1 million ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP, of which approximately 9.1 million ordinary shares remain available for future issuance. In addition, the number of shares reserved for issuance under the 2024 ESPP will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year; (2) 4.7 million ordinary shares; and (3) such smaller number of ordinary shares as determined by our board of directors at any time prior to the first day of a given calendar year.

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

Administration. The 2024 ESPP is administered by our board of directors or a committee thereof if, and to the extent that, our board of directors has delegated such authority to a committee. Our board of directors has delegated its authority to administer the 2024 ESPP to our Compensation and Nominating Committee.

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

Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of eight members. Pursuant to the Investor Rights Agreement, any increase or decrease in the number of directors requires the consent of our principal shareholder and CPP Investments, subject to the maintenance of specified ownership requirements, which were met as of December 31, 2025. Our principal shareholder currently has the right to designate four nominees to our board of directors and CPP Investments has the right to designate one nominee to our board of directors, subject to the maintenance of specified ownership requirements. In accordance with our bye-laws, our directors are not subject to a set term of office and hold office until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

Our board of directors has determined that Mr. Fear, Mr. Hackwell, Mr. Myrholt, Mr. Naccarato and Mr. Weingart qualify as independent directors in accordance with the rules of the NYSE.

Board Committees

Our board of directors has two standing committees: the Audit Committee and the Compensation and Nominating Committee. Each committee is governed by a charter that is available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this Annual Report.

Pursuant to the Investor Rights Agreement, our principal shareholder has the right to select one director to serve on our Audit Committee and our Compensation and Nominating Committee, subject to the maintenance of specified ownership requirements, which were met as of December 31, 2025, and in the case of the audit committee, independence requirements.

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

Compensation and Nominating Committee

The members of our Compensation and Nominating Committee are Mr. Hagen (Chairperson), Mr. Hackwell and Mr. Myrholt. The purpose of our Compensation and Nominating Committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and share based compensation plans, (3) identifying individuals qualified to become members of our board of directors, (4) succession planning for our Chief Executive Officer and other executive officers and (5) setting our corporate governance principles.

Board Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the board of directors of any other entity that has one or more executive officers serving as a member of our board of directors.

D. Employees

As of December 31, 2025, we had approximately 13,000 employees. Of these, approximately 10,000 were employed on our ships and approximately 3,000 were land based, principally located in the United States and Switzerland. On average for 2025, approximately 3,000 of our employees were seasonal employees. We also rely on approximately 2,000 outsourced employees, which includes onboard employees of third-party vendors that provide nautical services.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, we identified an error related to the capitalization of interest in the cost of our ships. The error was not caused by any override of controls, misconduct or fraud. Our board of directors conducted a recovery analysis and determined that no clawback of erroneously awarded compensation was required as no excess compensation was paid to any executive officer for the applicable periods and the restatement improved our financial results for the applicable periods.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Security Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares and our special shares as of February 1, 2026 by:

•
each person or group of affiliated persons known by us to own beneficially 5% or more of our issued outstanding ordinary shares or our issued and outstanding special shares; and
•
each of our directors and executive officers.

The beneficial ownership of our ordinary shares and our special shares is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of February 1, 2026. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares.

The percentage of shares beneficially owned is computed on the basis of 318,014,915 ordinary shares and 127,771,124 special shares outstanding as of February 1, 2026. For purposes of the table below, we deem shares subject to options, RSUs, PSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of February 1, 2026 to be outstanding and to be beneficially owned by the person holding the options, RSUs, PSUs, warrants or other rights for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Viking Holdings Ltd, 94 Pitts Bay Road, Pembroke, Bermuda HM 08.

Shares Beneficially Owned
Name of Beneficial Owner	Number of Ordinary Shares	%	Number of Special Shares	%	Percentage of Total Outstanding	Percentage of Voting Power
5% Shareholders and Selling Shareholders
Viking Capital Limited(1)	108,327,160	34.1	127,704,616	99.9	53.0	86.8
Capital Research Global Investors(2)	24,325,211	7.7	—	—	5.5	1.5
CPP Investment Board PMI-3 Inc.(3)	20,144,744	6.3	—	—	4.5	1.3

Executive Officers and Directors
Torstein Hagen(1)(4)	108,658,106	34.2	127,704,616	99.9	53.0	86.8
Leah Talactac	*	*	—	—	*	*
Linh Banh	*	*	—	—	*	*
Jeff Dash	*	*	—	—	*	*
Karine Hagen(1)(5)	109,949,016	34.6	127,771,124	100.0	53.3	87.0
Anton Hofmann	*	*	—	—	*	*
Milton Hugh	*	*	—	—	*	*
Richard Marnell	*	*	—	—	*	*
Richard Fear	—	—	—	—	—	—
Morten Garman	*	*	—	—	*	*
Paul Hackwell(6)	—	—	—	—	—	—
Tore Myrholt	*	*	—	—	*	*
Pat Naccarato	—	—	—	—	—	—
Jack Weingart(7)	—	—	—	—	—	—

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

(2)	According to a Schedule 13G filed with the SEC on February 12, 2026 by Capital Research Global Investors, a Delaware corporation.

(3)

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

(4)

Consists of (a) the shares described in footnote (1) above, (b) 94,276 ordinary shares subject to stock options that are currently exercisable at an exercise price of $19.13 per share and expire on August 23, 2027, (c) 214,414 ordinary shares held directly by Mr. Hagen and (d) 22,256 ordinary shares to be issued in March 2026 upon vesting of PSUs, for which the applicable performance conditions were satisfied.

(5)

Consists of (a) the shares described in footnote (1) above, (b) 94,276 ordinary shares subject to stock options that are currently exercisable at an exercise price of $19.13 per share and expire on August 23, 2027 (c) 1,505,324 ordinary shares held directly by Ms. Hagen, (d) 66,508 special shares held directly by Ms. Hagen and (e) 22,256 ordinary shares to be issued in March 2026 upon vesting of PSUs, for which the applicable performance conditions were satisfied.

(6)	The address of Mr. Hackwell is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(7)	The address of Mr. Weingart is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth Texas 76102.

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

Significant Changes in Ownership by Major Shareholders

According to a Schedule 13G filed with the SEC on July 7, 2025, Capital Research Global Investors beneficially owns more than 5% of our ordinary shares.

On November 28, 2025, CPP Investments sold 5.0 million ordinary shares in a transaction effected under Rule 144 of the Securities Act.

On August 22, 2025, CPP Investments sold 6.2 million ordinary shares in a transaction effected under Rule 144 of the Securities Act.

On May 29, 2025, in connection with a registered secondary offering on behalf of CPP Investments and TPG, TPG sold 21.4 million ordinary shares and CPP Investments sold 9.1 million ordinary shares. Following this offering, TPG held no ordinary shares and was no longer a party to the Investor Rights Agreement.

On March 18, 2025, TPG sold 11.4 million ordinary shares and CPP Investments sold 4.9 million ordinary shares in a transaction effected under Rule 144 of the Securities Act.

On November 22, 2024, we issued 8.7 million ordinary shares to our principal shareholder upon the exercise of 8.7 million warrants at a purchase price of $0.01 per share.

On November 21, 2024, TPG sold 3.8 million ordinary shares and CPP Investments sold 5.2 million ordinary shares in a transaction effected under Rule 144 of the Securities Act.

On September 13, 2024, in connection with a registered secondary offering by us on behalf of CPP Investments and TPG, TPG sold 24.2 million ordinary shares and CPP Investments sold 10.3 million ordinary shares.

On May 3, 2024, in connection with our IPO, we sold 11.0 million ordinary shares, CPP Investments sold 31.3 million ordinary shares and TPG sold 31.3 million ordinary shares.

On April 30, 2024, our principal shareholder purchased 0.8 million ordinary shares from certain shareholders.

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

Holders

As of February 1, 2026, we had one record holder of our ordinary shares in the United States, holding 187.8 million, or 59.1%, of our outstanding ordinary shares. However, our U.S. holder of record is CEDE & CO., a nominee of The Depository Trust Company. Accordingly, we believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by U.S. holders and non-U.S. holders. There are no U.S. holders of record of our special shares.

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2025 with any of the members of the board of directors or their affiliates, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Management Services Agreement

We provide certain finance, accounting and management services to our principal shareholder and its affiliates. In exchange for these services, we charge our principal shareholder for the portion of our salary expense attributable to providing these services. From time to time, we also incur expenses on behalf of our principal shareholder and its affiliates for which we are reimbursed. As of December 31, 2025, current receivables due from our principal shareholder and its affiliates were $0.6 million, related to management services fees and expense reimbursements.

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

The BO Act came into force on November 3, 2025 requiring certain legal persons in Bermuda to identify beneficial owners and maintain a beneficial ownership register. For so long as our shares are listed on an “appointed stock exchange” (which includes the NYSE), we are exempted from the requirements of the BO Act, save for the requirement to confirm our exempted status with the registrar and file with the registrar proof of that exemption.

E. Taxation

The following is a discussion of the material Bermuda and United States federal income and other tax considerations with respect to us and holders of our ordinary shares. The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

Bermuda Tax Considerations

The following is a general summary of Bermudian tax considerations relating to the ownership and disposal of ordinary shares. We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. However, Bermuda enacted the CIT Act on December 27, 2023. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least 750 million euros in any two of the four previous fiscal years. If the Bermuda constituent entities of a multinational group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of net taxable income of such constituent entities for tax years starting on or after January 1, 2025 as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Based on the market price of our ordinary shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2025. However, while we do not expect to become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination as to whether we are a PFIC for any taxable year is a facts-intensive determination that depends, in part, upon the composition and classification of our income and assets, which cannot be made until after the end of a taxable year.

If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, certain adverse tax consequences and information reporting requirements could apply to such U.S. holder, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate some of those adverse consequences. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are or become a PFIC.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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

Foreign Currency Risk

The U.S. dollar is our reporting currency as well as the currency in which most of our revenue is generated. A portion of our revenue is also generated currencies other than the U.S. dollar, including the British pound, Canadian dollar, Australian dollar and Chinese yuan. For the years ended December 31, 2025 and 2024, 11.5% and 11.5%, respectively, of our total revenue was generated in currencies other than the U.S. dollar. Our foreign currency exposure primarily relates to certain direct costs of cruise, land and onboard, operating expenses and administrative expenses, which are denominated in currencies other than the U.S. dollar. For the years ended December 31, 2025 and 2024, 33.2% and 31.7%, respectively, of total commissions and transportation costs, direct costs of cruise, land and onboard, vessel operating and selling and administration expenses were incurred in currencies other than the U.S. dollar. For these expenses, we estimated that a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in an $107.0 million and $86.7 million effect on our income (loss) before income taxes for the years ended December 31, 2025 and 2024, respectively, not taking into consideration any hedging activities.

Additionally, certain of our debt is denominated in currencies other than the U.S. dollar, primarily the loans for the Viking Neptune and the Viking Saturn, which are denominated in euros. Based on our outstanding Viking Neptune and Viking Saturn loan balances as of December 31, 2025 and 2024, a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $57.3 million and $56.2 million, respectively, decrease or increase on the balance of the bank loans.

We manage our exposure to currency fluctuations through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets, such as having some of our operating and financing obligations in U.S. dollar. From time to time, we enter into forward foreign currency contracts to hedge our euro spending for direct costs of cruise, land and onboard and vessel operating expenses. In 2023, we entered into forward foreign currency contracts to purchase €470.0 million at an average euro to U.S. dollar exchange rate of 1.09. These contracts matured at various dates in 2024 and were designated as cash flow hedges for the majority of our highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses. In 2024, we entered into similar contracts for €970.0 million at an average euro to U.S. dollar exchange rate of 1.10, which mature at various dates in 2025 and 2026 and were designated as cash flow hedges for the majority of our highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses. There can be no assurance that currency agreements will fully mitigate our risk of loss due to adverse foreign exchange rate movements.

Fuel Price Risk

From time to time, we may use financial instruments to mitigate our exposure to the risk of increases in fuel prices. We may also enter into fuel swap contracts that limit our exposure to fuel price risk related to our ocean ship fuel consumption.

In order to mitigate risks related to fuel prices, we also enter into fixed price fuel contracts for the majority of our expected river fuel consumption in respect of our European itineraries prior to each season. Fuel costs are expensed as incurred at the fixed price, and the fixed price contract is not marked to market. We may incur fees for unused fuel amounts in the period of contract, which may be for non-usage or to roll over unused amounts into the following year. See Note 23 in the consolidated financial statements for further information about our fuel contracts.

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

Interest Rate Risk

Our risk management objective for interest rate risk is to minimize the exposure to variability of cash flows arising from changes in interest rates. Certain of our financings have variable interest rates, which subject us to interest rate risk. As of December 31, 2025 and 2024, 2.0% and 7.2%, respectively, of the principal outstanding on our Total Debt had variable interest rates.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an assessment of the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this Annual Report. Based on that assessment, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards. Our internal control over financial reporting includes policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS Accounting Standards; (3) provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2025 based on the 2013 Internal Control — Integrated Framework (the “COSO Framework”) issued by the Committee of Sponsoring Organizations (COSO). Based on this assessment under the COSO Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation report of the registered public accounting firm

Our independent registered public accounting firm, Ernst & Young AS, has audited the consolidated financial statements included in this Annual Report, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2025. Their report is included beginning on page F-4 of this Annual Report.

(d) Changes in internal control over financial reporting

We previously identified material weaknesses in our internal control over financial reporting. The material weaknesses identified related to: (1) our information system controls around user access, segregation of conflicting duties and change management were not designed or operating effectively; and (2) our controls around the financial statement close process and processes for accounting for non-routine transactions were not designed or operating effectively, including as a result of an inappropriate segregation of conflicting duties, insufficient review of journal entries and account reconciliations and insufficient evidence of performance of controls and review of non-routine transactions.

During 2025, we took a number of actions designed to remediate the material weaknesses, including: (1) appropriate implementation and operation of IT general controls with a focus on areas of user access and change management; (2) implementation of new controls, processes and technologies; (3) additional training of company personnel; (4) clear communication of control responsibilities through identification and education of control owners as well as documentation of the procedures to be followed; and (5) enhancement of the level of documentation related to review.

Other than in connection with the remediation of the prior material weaknesses, as described above, there have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young AS have acted as our principal accountants for the years ended December 31, 2025 and 2024. The following table summarizes the charge for professional fees rendered in those periods:

	Year Ended December 31,
	2025	2024
(in thousands)
Audit fees (1)	$7,500	$6,380
Audit-related fees (2)	—	—
Tax fees	—	—
All other fees (3)	11	6
Total	$7,511	$6,386

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

All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. Our Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2025 and 2024 were pre-approved by our Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information about purchases of ordinary shares by us and our principal shareholder during the year ended December 31, 2025:

Purchases of Equity Securities by Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2025 to January 31, 2025	–	–	–	–
February 1, 2025 to February 29, 2025	–	–	–	–
March 1, 2025 to March 31, 2025	–	–	–	–
April 1, 2025 to April 30, 2025	–	–	–	–
May 1, 2025 to May 31, 2025	–	–	–	–
June 1, 2025 to June 30, 2025	–	–	–	–
July 1, 2025 to July 31, 2025	–	–	–	–
August 1, 2025 to August 31, 2025	–	–	–	–
September 1, 2025 to September 30, 2025	–	–	–	–
October 1, 2025 to October 31, 2025	–	–	–	–
November 1, 2025 to November 30, 2025	–	–	–	–
December 1, 2025 to December 31, 2025	1,290,910(1)	$61.84	–	–
Total	1,290,910

(1) On December 11, 2025, our principal shareholder purchased 1,290,910 ordinary shares from our Chairman and Chief Executive Officer, Torstein Hagen.

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

We are currently a “controlled company” as defined in the NYSE Listing Rules. Even if we were to cease being a “controlled company”, we intend to continue to follow Bermuda corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

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

Item 16K. Cybersecurity

We rely on our technology infrastructure and information systems to interact with our guests, sell our services, utilize our data, support and grow our customer base, and bill, collect and make payments (including processing credit card information). Our technology infrastructure and information systems also support our onboard and onshore operations, as well as our accounting and finance systems and form an integral part of our disclosure and accounting control environment. Our internally developed systems and processes, as well as those systems and processes provided by third-party vendors, may be susceptible to damage or interruption from cybersecurity threats, which include any unauthorized access to our information systems that may result in adverse effects on the confidentiality, integrity or availability of such systems or the related information. Potential cybersecurity threats include terrorist or hacker attacks, phishing attacks, the introduction of malicious computer viruses, malware, ransomware, falsification of banking and other information, insider risk or other security breaches. Such attacks have become more and more sophisticated over time, especially as threat actors have become increasingly well-funded. We expect that the sophistication of cyber-threats will continue to evolve as threat actors increase their use of AI and machine-learning technologies.

Our board of directors has direct oversight of our management of cybersecurity risks under the direction and supervision of our Executive Vice President, Head of Business Development. Our board of directors receives a comprehensive update on cybersecurity threats and risk mitigation at least annually, and more frequently as relevant. Our cybersecurity and technology team leaders, some of which have over 15 years of technology and security leadership experience in the travel industry, report to our Executive Vice President, Head of Business Development, and have principal responsibility for identifying, assessing and managing cybersecurity risks and threats, implementing the systems necessary to address such risks and threats and preparing updates for our board of directors.

We have also implemented processes to assist our cybersecurity and technology team leaders in assessing, identifying and managing cybersecurity risks, including potentially material risks, related to our internal information systems. For example, we have a Cybersecurity Advisory Group, which meets quarterly and reports to our Executive Vice President, Head of Business Development. The Cybersecurity Advisory Group is comprised of (1) members of our legal, internal audit and technology and cybersecurity teams, and (2) officers from our external cybersecurity partner and advisor. The Cybersecurity Advisory Group oversees activities related to the monitoring, prevention, detection, mitigation and remediation of cybersecurity risks, and regularly collaborates with industry-leading security partners and professionals with extensive experience and expertise in cybersecurity and risk management. In addition, the Cybersecurity Advisory Group develops and implements cybersecurity risk mitigation strategies and activities throughout the year, including the management of comprehensive incident response plans.

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

We have adopted the National Institute of Standards and Technology Cybersecurity Framework to continually evaluate and enhance our cybersecurity procedures. Our cybersecurity procedures include mandatory quarterly online training for all employees, technical security controls, enhanced data protection, maintenance of backup and protective systems, policy review and implementation, evaluation and retention of cybersecurity insurance, due diligence assessments for key vendors and periodic assessments, including vulnerability scanning and penetration testing. Periodic assessments are performed both in-house and by third-party service providers. We use automated tools that monitor, detect and prevent cybersecurity risks and partner with an industry leading cybersecurity and managed security services provider to have a security operations center that operates 24 hours a day to alert us to potential cybersecurity threats. Our cybersecurity and technology team, in accordance with our comprehensive incident response plan, escalates events, including to our executive leadership team, legal team and board of directors, as relevant, according to pre-defined criteria.

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

Item 18. Financial Statements

The audited consolidated financial statements and the related notes required by Item 18 are included in this Annual Report, beginning on page F-1. The report of Ernst & Young AS, the Company’s independent registered accounting firm is included herein preceding the audited consolidated financial statements.

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

4.1

Indenture, dated as of February 5, 2018, by and among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.2

First Supplemental Indenture, dated as of March 27, 2018, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.3

Second Supplemental Indenture, dated as of April 11, 2018, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.4

Third Supplemental Indenture, dated as of March 30, 2022, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 4.26 to the Company’s 20-F, filed March 11, 2025)

4.5

Fourth Supplemental Indenture, dated as of October 24, 2024, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Cruises Ltd, 5.000% Senior Secured Notes Due 2028 (incorporated herein by reference to Exhibit 10.3 to the Company’s 6-K, filed October 24, 2024)

4.6

Indenture, dated as of February 2, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.7

First Supplemental Indenture, dated as of October 21, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 4.29 to the Company’s 20-F, filed March 11, 2025)

4.8

Second Supplemental Indenture, dated as of October 28, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 4.30 to the Company’s 20-F, filed March 11, 2025)

4.9

Third Supplemental Indenture, dated as of March 30, 2022, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 4.31 to the Company’s 20-F, filed March 11, 2025)

4.10

Fourth Supplemental Indenture, dated as of December 16, 2022, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 4.32 to the Company’s 20-F, filed March 11, 2025)

4.11

Fifth Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 10.4 to the Company’s 6-K, filed October 24, 2024)

4.12

Sixth Supplemental Indenture, dated as of December 20, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 7.000% Senior Notes Due 2029 (incorporated herein by reference to Exhibit 4.34 to the Company’s 20-F, filed March 11, 2025)

4.13

Indenture, dated as of February 2, 2021, among Viking Ocean Cruises Ship VII Ltd, Viking Cruises Ltd, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Ocean Cruises Ship VII Ltd, 5.625% Senior Secured Notes Due 2029 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.14

First Supplemental Indenture, dated as of March 30, 2022, among Viking Ocean Cruises Ship VII Ltd, Viking Cruises Ltd, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Ocean Cruises Ship VII Ltd, 5.625% Senior Secured Notes Due 2029 (incorporated herein by reference to Exhibit 4.36 to the Company’s 20-F, filed March 11, 2025)

4.15

Second Supplemental Indenture, dated as of October 24, 2024, among Viking Ocean Cruises Ship VII Ltd, Viking Cruises Ltd, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent, relating to Viking Ocean Cruises Ship VII Ltd, 5.625% Senior Secured Notes Due 2029 (incorporated herein by reference to Exhibit 10.5 to the Company’s 6-K, filed October 24, 2024)

4.16

Indenture, dated as of June 30, 2023, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 9.125% Senior Notes Due 2031 (incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.17

First Supplemental Indenture, dated as of February 23, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 9.125% Senior Notes Due 2031 (incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.18

Second Supplemental Indenture, dated as of October 24, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 9.125% Senior Notes Due 2031 (incorporated herein by reference to Exhibit 10.6 to the Company’s 6-K, filed October 24, 2024)

4.19

Third Supplemental Indenture, dated as of December 20, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 9.125% Senior Notes Due 2031 (incorporated herein by reference to Exhibit 4.41 to the Company’s 20-F, filed March 11, 2025)

4.20*

Indenture, dated as of October 7, 2025, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to Viking Cruises Ltd, 5.875% Senior Notes Due 2033

4.21

Revolving Credit Agreement dated as of June 27, 2024, among Viking Cruises Ltd, as Borrower, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.22

First Amendment to Revolving Credit Agreement, dated as October 24, 2024, among Viking Cruises Ltd, as Borrower, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.7 to the Company’s 6-K, filed October 24, 2024)

4.23*

Second Amendment to Revolving Credit Agreement, dated as November 14, 2025, among Viking Cruises Ltd, as Borrower, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent

4.24

Holdings Guarantee Agreement, dated October 24, 2024, among Viking Holdings Ltd, as guarantor, Viking Cruises Ltd, as Borrower, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.8 to the Company’s 6-K, filed October 24, 2024)

4.25

Guarantee Agreement, dated June 27, 2024, among the Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 4.45 to the Company’s 20-F, filed March 11, 2025)

4.26

Supplement No. 1 to the Guarantee Agreement, dated September 16, 2024, among the Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 4.46 to the Company’s 20-F, filed March 11, 2025)

4.27

Supplement No. 2 to the Guarantee Agreement, dated December 20, 2024, among the Guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 4.47 to the Company’s 20-F, filed March 11, 2025)

4.28†	Second Amended and Restated 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.29†	2024 Employee Share Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

4.30	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1, filed September 9, 2024)

8.1*	List of subsidiaries of the Company

11.1	Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the Company’s 20-F, filed March 11, 2025)

12.1*	Section 302(a) Certification of Principal Executive Officer

12.2*	Section 302(a) Certification of Principal Financial Officer

13.1*	Section 906 Certification of Principal Executive Officer

13.2*	Section 906 Certification of Principal Financial Officer

15.1*	Consent of Ernst & Young AS

97.1	Viking Holdings Ltd Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Company’s 20-F, filed March 11, 2025)

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

† Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Viking Holdings Ltd

Date: March 3, 2026	By:	/s/ Leah Talactac
	Name:	Leah Talactac
	Title:	President and Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Viking Holdings Ltd

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Viking Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Viking Holdings Ltd (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 3, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Fleet Accounting – Useful Lives and Residual Values
Description of the Matter

At December 31, 2025, the carrying value of the Company’s River Vessels & Equipment and Ocean and Expedition Ships & Equipment (collectively, “the fleet”) was $6.2 billion as disclosed in Note 9 to the consolidated financial statements. As further discussed in Note 2.2 to the consolidated financial statements, the fleet is recorded at cost, less accumulated depreciation and impairment.

Management estimates the useful lives and expected residual value of the major components of the fleet (collectively, “the estimate”). To determine the estimate, management considers several factors, including the estimated period of economic benefit, the comparable market for ocean and expedition ships, and historical experience with river vessels, among others.

Auditing the estimate involved a high degree of subjectivity due to the application of management’s judgment when evaluating the adequacy of sources of information and data used to determine the estimated useful lives and expected residual value assumptions of the fleet, especially where historical and publicly available comparable data is limited. The estimate has a significant effect on the measurement of depreciation expense given the magnitude of the carrying amount of the fleet.

How We Addressed the Matter in Our Audit

Our audit procedures to assess the reasonableness of the factors noted above included, among others, comparing management’s data against the valuation reports from ship brokers and the shipyard’s assessments, analyzing external and internal data on comparable older vessels to assess the period of economic benefit, and comparing market transactions and industry benchmarks of ships and vessels close to the end of their useful lives. To validate the estimate, we performed sensitivity analyses and evaluated the effect of changes to certain assumptions used in the estimate.

We also assessed the adequacy of disclosures in Note 2.2 and Note 9 of both the estimated useful lives and expected residual values of the major components of the fleet.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2010.

Oslo, Norway

March 3, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Viking Holdings Ltd

Opinion on Internal Control Over Financial Reporting

We have audited Viking Holdings Ltd’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Viking Holdings Ltd (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 3, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AS

Oslo, Norway

March 3, 2026

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD and thousands, except per share data)

		Year Ended December 31,
	Notes	2025	2024	2023
Revenue
Cruise and land		$6,051,435	$4,971,282	$4,383,524
Onboard and other		449,984	362,600	326,969
Total revenue	4	6,501,419	5,333,882	4,710,493

Cruise operating expenses
Commissions and transportation costs		(1,359,517)	(1,156,610)	(1,053,874)
Direct costs of cruise, land and onboard		(851,856)	(676,760)	(586,234)
Vessel operating	17	(1,472,487)	(1,280,711)	(1,211,676)
Total cruise operating expenses		(3,683,860)	(3,114,081)	(2,851,784)

Other operating expenses
Selling and administration	2	(1,031,235)	(883,889)	(789,040)
Depreciation, amortization and impairment	9, 10	(284,790)	(260,844)	(253,719)
Total other operating expenses		(1,316,025)	(1,144,733)	(1,042,759)
Operating income		1,501,534	1,075,068	815,950

Non-operating income (expense)
Interest income		84,876	69,374	48,027
Interest expense	18	(362,575)	(380,486)	(528,061)
Currency (loss) gain		(56,100)	31,542	(20,815)
Private Placement derivative loss	19	—	(364,214)	(2,007,089)
Other financial income (loss)		13	(261,450)	(151,469)
Income (loss) before income taxes		1,167,748	169,834	(1,843,457)
Income tax expense	13	(19,653)	(16,857)	(6,639)
Net income (loss)		$1,148,095	$152,977	$(1,850,096)

Net income (loss) attributable to Viking Holdings Ltd		$1,147,570	$152,331	$(1,850,572)
Net income attributable to non-controlling interests		$525	$646	$476

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	21	443,498	364,015	221,936
Diluted	21	446,418	366,709	221,936
Net income (loss) per share attributable to ordinary and special shares
Basic	21	$2.59	$0.36	$(4.42)
Diluted	21	$2.57	$0.36	$(4.42)

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in USD and thousands)

		Year Ended December 31,
	Notes	2025	2024	2023
Net income (loss)		$1,148,095	$152,977	$(1,850,096)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations		(3,046)	1,082	7,925
Net change in cash flow hedges	24	80,412	(49,112)	1,726
Net other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods		77,366	(48,030)	9,651

Other comprehensive income (loss) not to be reclassified to net income (loss) in subsequent periods:
Remeasurement losses on defined benefit plans	16	(5,114)	(1,753)	(3,162)
Income tax effect	13	667	229	412
Net other comprehensive loss not to be reclassified to net income (loss) in subsequent periods		(4,447)	(1,524)	(2,750)

Other comprehensive income (loss), net of tax		72,919	(49,554)	6,901
Total comprehensive income (loss)		$1,221,014	$103,423	$(1,843,195)

Total comprehensive income (loss) attributable to Viking Holdings Ltd		$1,220,551	$102,788	$(1,843,657)
Total comprehensive income attributable to non-controlling interests		$463	$635	$462

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands)

	Notes	December 31, 2025	December 31, 2024
Assets
Non-current assets
Property, plant and equipment and intangible assets	9	$7,255,084	$6,457,104
Right-of-use assets	10	278,814	263,424
Deferred tax assets	13	55,183	55,428
Other non-current assets	11	140,633	128,190
Total non-current assets		7,729,714	6,904,146
Current assets
Cash and cash equivalents	5	3,803,944	2,489,672
Accounts and other receivables	6	142,043	239,018
Inventories	7	95,780	91,473
Prepaid expenses and other current assets	8	461,226	396,376
Total current assets		4,502,993	3,216,539
Total assets		$12,232,707	$10,120,685

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	19	$4,509	$4,479
Share premium	19	5,030,762	5,008,513
Treasury shares	19	(124,109)	(124,109)
Other paid-in equity	13, 21	311,222	213,329
Other components of equity	16, 24	36,075	(36,108)
Retained losses		(4,164,681)	(5,288,833)
Equity attributable to shareholders of Viking Holdings Ltd		1,093,778	(222,729)
Non-controlling interests		27,564	3,752
Total shareholders’ equity		1,121,342	(218,977)
Non-current liabilities
Long-term debt	14	5,127,368	4,866,159
Long-term portion of lease liabilities	10	212,437	207,594
Other non-current liabilities	15	54,295	45,344
Total non-current liabilities		5,394,100	5,119,097
Current liabilities
Accounts payables		259,013	236,382
Current portion of long-term debt	14	374,607	469,766
Short-term portion of lease liabilities	10	26,484	28,944
Deferred revenue	4	4,605,161	4,061,344
Accrued expenses and other current liabilities	12	452,000	424,129
Total current liabilities		5,717,265	5,220,565
Total shareholders’ equity and liabilities		$12,232,707	$10,120,685

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in USD and thousands)

		Attributable to the equity holders of the parent
	Notes	Share capital	Share premium	Treasury shares	Other paid-in equity	Translation and pension adjustments	Cash flow hedge	Retained losses	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2023		$2,253	$(44,565)	$—	$133,620	$(1,069)	$7,589	$(3,522,616)	$3,262	$(3,421,526)
Net loss		—	—	—	—	—	—	(1,850,572)	476	(1,850,096)
Other comprehensive income	16, 24	—	—	—	—	5,189	1,726	—	(14)	6,901
Total comprehensive loss		—	—	—	—	5,189	1,726	(1,850,572)	462	(1,843,195)
Dividend distribution	19	—	—	—	—	—	—	(49,291)	—	(49,291)
Share based compensation	20	—	—	—	17,909	—	—	—	—	17,909
Income tax impact due to share based compensation	13	—	—	—	26,963	—	—	—	—	26,963
Other		—	—	—	—	—	—	(343)	—	(343)
Balance at December 31, 2023		$2,253	$(44,565)	$—	$178,492	$4,120	$9,315	$(5,422,822)	$3,724	$(5,269,483)
Balance at January 1, 2024		$2,253	$(44,565)	$—	$178,492	$4,120	$9,315	$(5,422,822)	$3,724	$(5,269,483)
Net income		—	—	—	—	—	—	152,331	646	152,977
Other comprehensive loss	16, 24	—	—	—	—	(431)	(49,112)	—	(11)	(49,554)
Total comprehensive income		—	—	—	—	(431)	(49,112)	152,331	635	103,423
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	19	110	243,817	—	—	—	—	—	—	243,927
Conversion of Series C Preference Shares to ordinary shares	19	1,843	4,401,090	—	—	—	—	—	—	4,402,933
Issuance of ordinary shares from equity plans	20	186	12,286	—	(178)	—	—	—	—	12,294
Ordinary shares withheld related to restricted share units	20	—	—	(124,109)	—	—	—	—	—	(124,109)
Issuance of ordinary shares for the exercise of warrants	19	87	395,885	—	—	—	—	—	—	395,972
Dividend distribution	19	—	—	—	—	—	—	(18,229)		(18,229)
Share based compensation	20	—	—	—	14,111	—	—	—	—	14,111
Income tax impact due to share based compensation	13	—	—	—	20,904	—	—	—	—	20,904
Other		—	—	—	—	—	—	(113)	(607)	(720)
Balance at December 31, 2024		$4,479	$5,008,513	$(124,109)	$213,329	$3,689	$(39,797)	$(5,288,833)	$3,752	$(218,977)
Balance at January 1, 2025		$4,479	$5,008,513	$(124,109)	$213,329	$3,689	$(39,797)	$(5,288,833)	$3,752	$(218,977)
Net income		—	—	—	—	—	—	1,147,570	525	1,148,095
Other comprehensive income	16, 24	—	—	—	—	(7,431)	80,412	—	(62)	72,919
Total comprehensive income		—	—	—	—	(7,431)	80,412	1,147,570	463	1,221,014

Issuance of ordinary shares from equity plans	20	30	22,249	—	(16)	—	—	—	—	22,263

Change in ownership of subsidiary	3	—	—	—	—	(798)	—	(23,559)	24,357	—

Share based compensation	20	—	—	—	88,518	—	—	—	—	88,518
Income tax impact due to share based compensation	13	—	—	—	9,391	—	—	—	—	9,391
Other		—	—	—	—	—	—	141	(1,008)	(867)
Balance at December 31, 2025		$4,509	$5,030,762	$(124,109)	$311,222	$(4,540)	$40,615	$(4,164,681)	$27,564	$1,121,342

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD and thousands)

		Year Ended December 31,
	Notes	2025	2024	2023
Cash flows from operating activities
Net income (loss)		$1,148,095	$152,977	$(1,850,096)
Adjustments to reconcile net income (loss) to net cash flows
Depreciation, amortization and impairment	9, 10	284,790	260,844	253,719
Amortization of debt transaction costs	18	31,704	31,722	38,393
Loss on prepayment and modifications of debt	14, 18	17,180	—	48,114
Private Placement derivative loss	19	—	364,214	2,007,089
Foreign currency loss (gain) on debt	14	73,188	(37,805)	11,278
Non-cash financial (gain) loss		(2,767)	258,623	161,184
Share based compensation expense	20	88,518	14,111	17,909
Interest income		(84,876)	(69,374)	(48,027)
Interest expense	18	313,691	348,764	441,554
Other		(1)	(443)	(3,477)
Changes in working capital:
Increase in deferred revenue	4	543,817	574,765	167,401
Changes in other liabilities and assets		125,211	196,310	126,285
Increase in inventories	7	(4,307)	(36,554)	(9,224)
Changes in deferred tax assets and liabilities	13	11,863	9,173	(427)
Changes in other non-current assets and other non-current liabilities	11, 15	20,327	19,440	15,308
Income taxes paid		(6,123)	(4,758)	(5,652)
Net cash flow from operating activities		2,560,310	2,082,009	1,371,331

Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	9	(1,026,854)	(917,424)	(673,932)
Capital contribution to associated company	26	(6,500)	(8,500)	(7,000)
Prepayment for vessel charter		—	—	(2,403)
Interest received		83,629	71,770	45,631
Other		245	443	3,477
Net cash flow used in investing activities		(949,480)	(853,711)	(634,227)

Cash flows from financing activities
Repayments of long-term debt	14	(2,019,143)	(308,750)	(963,758)
Proceeds from long-term debt	14	2,130,507	400,988	1,069,088
Transaction costs incurred for long-term debt		(66,016)	(46,730)	(51,252)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	19	—	243,927	—
Taxes paid related to net share settlement of equity awards	19	—	(124,109)	—
Dividend distribution	19	—	(18,229)	(49,291)
Proceeds from issuance of ordinary shares from equity plans	20	22,263	12,294	—
Penalties paid for early extinguishment of debt	18	—	—	(32,987)
Principal payments for lease liabilities	10	(39,454)	(30,709)	(20,586)
Interest payments for lease liabilities	10	(19,014)	(20,872)	(22,763)
Interest paid		(314,240)	(355,080)	(407,759)
Other		(867)	(633)	(343)
Net cash flow used in financing activities		(305,964)	(247,903)	(479,651)

Change in cash and cash equivalents		1,304,866	980,395	257,453
Effect of exchange rate changes on cash and cash equivalents		9,406	(4,436)	3,120
Net increase in cash and cash equivalents		$1,314,272	$975,959	$260,573
Cash and cash equivalents
Cash and cash equivalents at January 1	5	$2,489,672	$1,513,713	$1,253,140
Cash and cash equivalents at December 31	5	3,803,944	2,489,672	1,513,713
Net increase in cash and cash equivalents		$1,314,272	$975,959	$260,573

The accompanying notes are an integral part of these consolidated financial statements.

VIKING HOLDINGS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

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

The principal business activity of the Company and its subsidiaries (the “Group”) is a travel company primarily focused on providing passenger cruises.

Secondary Offering

On May 29, 2025, the Company completed a secondary offering of 30.5 million ordinary shares on behalf of CPP Investment Board PMI-3 Inc. (“CPP Investments”) and TPG VII Valhalla Holdings, L.P. (“TPG”) at a price of $44.20 per share. The Company did not issue any ordinary shares and did not receive any proceeds from the secondary offering. The Company incurred approximately $1.3 million in expenses associated with the secondary offering, which are included in selling and administration on the consolidated statement of operations. After giving effect to that offering, TPG ceased being a party to, and did not retain any rights under, the Investor Rights Agreement.

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

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates and requires management to exercise judgment in the process of applying the Group’s accounting policies. See Note 2.2 for further discussion.

Except as otherwise noted, all amounts in the consolidated financial statements are presented in United States (“U.S.”) Dollars (“USD” or “$”) and all values are rounded to the nearest thousand ($000). The consolidated statements of cash flows are prepared using the indirect method. The consolidated financial statements are based on the assumption of continuing as a going concern.

Certain items presented in the prior year on the consolidated statement of financial position have been aggregated to conform to the current year’s presentation, including other non-current assets, accounts and other receivables, long-term debt and current portion of long-term debt.

The consolidated financial statements were approved by the Company’s Board of Directors on March 3, 2026.

Basis of consolidation

The consolidated financial statements comprise the financial statements of VHL and its subsidiaries as of December 31. The financial statements of the subsidiaries are prepared for the same reporting periods as VHL, using consistent accounting policies.

The Group consolidates entities over which it has control, usually evidenced by an ownership interest of greater than 50%, and such entities continue to be consolidated until such control ceases. All intra-group balances, transactions and gains and losses resulting from intra-group transactions are eliminated on consolidation. A list of the Company’s subsidiaries is set out in Note 3.

Non-controlling interests represent the portion of profit or loss and net assets attributable to owners outside the Group for entities which the Group controls.

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

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which clarified that financial liabilities are derecognized on their settlement date. The amendments are effective as of January 1, 2026. The Group is finalizing its assessment of the impact of these amendments, but does not expect the application to have a material impact on the Group’s consolidated financial statements.

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

Fleet accounting—useful lives, depreciation and residual value

The Group’s fleet includes vessels and ships, the Group’s most significant assets, which the Group records at cost, less accumulated depreciation and impairment. To compute depreciation expense for its vessels or ships, the Group estimates the useful lives of the major components of the vessels or ships as well as their residual values. Estimates for useful lives and residual values may differ between the Group’s ocean and expedition ships, which are exposed primarily to salt water and generally operate year-round, and the Group’s river vessels, which are exposed primarily to fresh water and generally operate for approximately eight to nine months per year. Depreciation expense for the Group’s vessels and ships is computed net of the residual value on a straight-line basis.

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
•
Gains or losses on the conversion of monetary assets and liabilities are reflected in currency (loss) gain in the consolidated statements of operations.

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

Emission Allowances

The Group is subject to the EU Emissions Trading System, a cap-and-trade system, which requires the Group to purchase emission allowances for certain emissions in EU waters. Allowances purchased by the Group to comply with the regulation are recorded in inventory on the consolidated statements of financial position at the lower of cost or net realizable value and evaluated for impairment. Emission obligations are recognized as emissions are made. The portion of emission obligations for which the Group has purchased allowances are measured at the carrying value of the emission allowances and any emission obligations in excess of purchased allowances are measured at the fair value of emission allowances. Expenses for emission obligations are recognized in vessel operating in the consolidated statements of operations in the period incurred. Allowances and obligations are derecognized when allowances are surrendered.

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

Payments made on newbuilding and refurbishment contracts for vessels or ships are included in fixed assets as vessels or ships under construction. In addition, the Group capitalizes interest on borrowings during the construction period of certain vessels and ships that take a substantial period of time to complete. Capitalized interest is added to the cost of the assets. The aggregate amounts are reclassified to vessels, ships and equipment and depreciated when placed in service.

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

The Group’s intangible assets primarily include capitalized software development costs and vessel design costs. The useful lives of intangible assets are assessed to be either finite or indefinite. As of December 31, 2025 and 2024, the Group had no intangible assets with indefinite useful lives, other than goodwill.

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

Lease Liabilities

At the commencement date of the leases, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments), and variable lease payments that depend only on an index or a rate, less any lease incentives. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period incurred. For all asset classes other than vessel and ship charters, the Group utilizes the practical expedient to combine lease and non-lease components. For vessel and ship charters, lease components include fixed and variable lease payments related to the use of the vessel or ship asset and non-lease components include payments for services, such as operating the vessel or ship, which are included in vessel operating in the consolidated statements of operations. The Group allocates the contractual payments to the lease and non-lease components based on the relative stand-alone prices.

In calculating the present value of lease payments, the Group uses an incremental borrowing rate for each lease at the lease commencement date, if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rates are calculated based on the Group’s leases and existing debt instruments adjusted for credit risk, term and currency. After the commencement date, lease liabilities increase based on the accretion of interest using the effective interest method and decrease for lease payments made. In addition, the carrying amount of a lease liability is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

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

Investments in associated companies

The Group’s investments in associated companies are accounted for using the equity method because the Group has significant influence over the associated companies. On the consolidated statement of financial position, the Group’s investments in associated companies are included in other non-current assets. The carrying amount of the investments are adjusted to recognize changes in the Group’s share of the associated companies’ net income (loss) less any dividends. The Group’s share of the associated companies’ net income (loss) is included in other financial income (loss) in the consolidated statements of operations. When the Group contributes or sells an asset to an associated company, the elimination of unrealized gains or losses is recognized as a decrease or an increase in the carrying amount of the investment. Additionally, if the Group’s share of losses of an associated company equals or exceeds the carrying amount of its investment in the associated company, the Group no longer recognizes its share of further income (losses) until its share of the income equals the share of losses not recognized.

Derivative financial instruments that are not hedging instruments

Derivative financial instruments that are not classified as hedging instruments and any embedded derivatives are categorized as financial assets or financial liabilities at fair value through profit or loss. These instruments are measured at fair value with changes in fair value recognized in other financial income (loss) in the consolidated statements of operations.

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

These derivative financial instruments to which hedge accounting applies are initially recognized at fair value. In the consolidated statement of financial position, hedging instruments are included in prepaid expenses and other current assets or other non-current assets when the fair value is an asset and in accrued expenses and other current liabilities or other non-current liabilities when the fair value is a liability. The effective portion of the unrealized gain or loss on the hedging instrument is recognized in the consolidated statements of other comprehensive income (loss) as net change in cash flow hedges, while any ineffective portion is recognized immediately in the consolidated statements of operations in other financial income (loss). The amounts accumulated in other comprehensive income (loss) are reclassified to the consolidated statements of operations in the same period during which the hedged cash flows affect the results of operations.

Debt

The Group has bank loans, financial liabilities, secured notes and unsecured notes, which may be referred to as debt. Debt is initially recognized based on the consideration received less directly attributable transaction costs and, if applicable, any embedded derivatives.

After initial recognition, debt is subsequently measured at amortized cost using the effective interest rate method. Directly attributable transaction costs (“debt transaction costs”) incurred in association with obtaining debt facilities are shown as a reduction of current portion of long-term debt and long-term debt and are amortized over the debt term using the effective interest rate method. Prior to drawdown, the debt transaction costs are deferred and recorded as an asset.

The Group derecognizes debt when it is extinguished, which is when the contract is discharged, cancelled, or expires. Additionally, when the cash flows for debt change, the Group assesses whether the updated cash flows are substantially different. If the cash flows are determined to be substantially different, the change in cash flows is treated as an extinguishment and the debt is derecognized. If the cash flows are not determined to be substantially different, the change is considered a modification. For modifications, the Group adjusts the amortized cost to the present value of estimated future contractual cash flows discounted at the financial instrument’s original effective interest rate, with the offsetting impact recognized immediately in interest expense in the consolidated statement of operations.

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

The current service cost under the plan and related administrative expenses are recognized in the consolidated statements of operations as part of selling and administration expenses. Actuarial gains and losses and the return on plan assets are recognized in the consolidated statements of other comprehensive income (loss) as remeasurement losses on defined benefit plans.

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

Payment Terms and Deferred Revenue

Payment terms and cancellation policies vary by country of purchase. A deposit for a future cruise is required at or soon after the time of booking to secure space on the vessel or ship. The Group collects a majority of its deposits for bookings up to, and in some cases more than, a year in advance of the departure date with the remaining balances due prior to sailing. Deposits include the total amounts paid by customers prior to sailing, for which the Group is obligated to perform services. These deposits represent contract liabilities, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period. Deferred revenue is a current liability as it relates to the Group’s normal operating cycle.

Vouchers

The Group may issue vouchers to guests, such as when it cancels sailings or in the event of travel uncertainty. Vouchers can generally be applied to a new booking for a specified period of time. Vouchers may be issued with a face value above 100% of monies paid.

Certain vouchers may be refundable for the original amount paid upon expiration. Upon issuance, vouchers are included in deferred revenue for amounts equal to money paid and recognized as revenue over the cruise period to which vouchers are applied, with a corresponding decrease to deferred revenue. The Group recognizes cruise revenue for non-refundable vouchers that the Group estimates will expire unused over the redemption period for these vouchers.

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

Treasury Shares

Shares of the Company that are reacquired and not cancelled are treasury shares and recognized at cost as a reduction to equity. No gain or loss is recognized in the consolidated statement of operations for the purchase, sale, issuance or cancellation of the Company’s shares. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

Other Paid-In Equity, including Share Based Payment Transactions

The Group recognizes share based compensation expense for share based awards based on the grant date fair value of the awards. Share based compensation is recognized in other paid-in equity, with a corresponding cost in the consolidated statements of operations over the period the employee provides service to the Group.

Restricted Share Units (“RSUs”) granted prior to the IPO had two vesting types. Liquidity-only RSUs vested based on the consummation of an IPO or Change in Control by the Group (“liquidity condition”). Double trigger RSUs vested based on both a liquidity condition and a service condition of two to four years. As the time period to satisfy the liquidity condition was longer than the service period required for all RSUs, the liquidity condition was considered a non-vesting condition under IFRS 2, Share-based payment. For certain RSUs, the vesting of the award accelerated upon the satisfaction of the liquidity condition if the employee remained employed by the Group. The Group considers the likelihood of a non-vesting condition not occurring in the grant date fair value of the RSUs. As a result of the IPO, the liquidity condition for both RSU types was met and the liquidity-only RSUs fully vested. RSUs granted subsequent to the IPO vest based on a service condition, which is typically two to three years. Prior to the IPO, the grant date fair value of RSUs was estimated based on the fair value of the Company’s non-voting ordinary shares. Subsequent to the IPO, the grant date fair value of RSUs is based on the ordinary share price.

Performance RSUs (“PSUs”) are subject to service vesting conditions of one to three years. The PSUs are also subject to performance vesting conditions, which are based upon the Group’s achievement of certain adjusted net income-based performance targets on an annual and cumulative basis. Depending on the Group’s performance, the actual number of ordinary shares that could be issued upon vesting of the PSUs could range from 0% to 200% of the target number of shares. Each reporting period, the Group remeasures share-based compensation expense for the PSUs based on the best estimate of the number of ordinary shares that will be issued upon vesting and the timing of such vesting. The grant date fair value of PSUs is based on the ordinary share price.

Stock options, which were granted prior to the IPO, vested based on the satisfaction of a service condition of two years and expire on the eighth anniversary of the grant date.

Certain jurisdictions require taxes to be withheld from employees upon the settlement of share based awards. To fulfill this obligation, the terms of the Group’s share based award agreements permit the Group to withhold the number of shares equal to the monetary value of the employee’s obligation (“net settle”). If the Group net settles share based awards, the shares net settled for taxes represent a repurchase of the Company’s shares and therefore the amounts are recognized as treasury shares in the consolidated statements of changes in shareholders’ equity and are presented within financing activities in the consolidated statements of cash flows.

The Group recognizes share based compensation expense over the service period and based on the Group’s best estimate of the number of equity awards for which the service period will ultimately be fulfilled. No expense is recognized for awards granted to employees who do not ultimately fulfill the service requirement.

A deferred tax asset is recognized for the estimated future tax deduction related to share based awards, with a corresponding amount recognized in deferred tax expense, up to the cumulative share based compensation expense. Any estimated tax deduction in excess of the cumulative share based compensation expense is recognized in other paid-in equity. When the share based awards are exercised or settled, the tax deduction occurs and the deferred tax asset is realized. Amounts included in other paid-in equity relate to both the historical tax deductions and the estimated future tax deductions.

When the terms of share based awards are modified, the cumulative minimum expense recognized is the expense as if the terms had not been modified, if the original service is satisfied. Additional share based compensation expense is recognized for any modification that increases the total fair value of the share based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Retained Losses

Retained losses include accumulated earnings (losses), distributions to shareholders and repurchases and retirement of shares.

All other reserves are as stated in the consolidated statements of changes in shareholders’ equity.

Selling and administration costs

Selling and administration costs include marketing costs, employee costs, office expenses, professional services and other administrative costs. Marketing costs include media advertising, brochure production, direct mail costs, promotional expenses, search engine marketing and other costs that support the ongoing development of the Group’s brand and customer database. Marketing costs are expensed as incurred. For the years ended December 31, 2025, 2024 and 2023, marketing costs were $437.5 million, $396.1 million and $353.6 million, respectively. Employee costs include salaries, share based compensation, wages, bonus, payroll taxes and other social costs, employee benefit costs, recruiting costs and travel expenses related to land based employees. Office expenses include facility costs, utility costs, office supplies and telecommunication costs. Professional service fees include costs for accounting services, legal services and information technology consulting services. Other administrative costs include corporate insurance, postage and other taxes. Employee costs, office expenses, professional service fees and other administrative expenses are expensed as incurred. Total employee costs, office expenses, professional service fees and other administrative expenses for the years ended December 31, 2025, 2024 and 2023 were $593.7 million, $487.8 million and $435.4 million, respectively.

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

3.
GROUP STRUCTURE AND RECENT CHANGES

As of December 31, 2025, the Group included the following entities:

Subsidiary	Ownership	Country of Incorporation
Viking River Cruises Australia Pty. Ltd.	100%	Australia
Viking China Investments Ltd	100%	Bermuda
Viking Cruises Holdings Ltd	100%	Bermuda
Viking Cruises International Ltd	100%	Bermuda
Viking Cruises Ltd	100%	Bermuda
Viking Cruises USA Ltd	100%	Bermuda
Viking Expedition Ltd	100%	Bermuda
Viking Expedition Ship I Ltd	100%	Bermuda
Viking Expedition Ship II Ltd	100%	Bermuda
Viking Financial Services Ltd	100%	Bermuda
Viking Fulfillment Center Ltd	100%	Bermuda
Viking Investments Asia Ltd	100%	Bermuda
Viking Ocean Cruises Asia LLC	100%	Bermuda
Viking Ocean Cruises Finance Ltd	100%	Bermuda
Viking Ocean Cruises Ltd	100%	Bermuda
Viking Ocean Cruises II Ltd	100%	Bermuda
Viking Ocean Cruises Ship I Ltd	100%	Bermuda
Viking Ocean Cruises Ship II Ltd	100%	Bermuda
Viking Ocean Cruises Ship V Ltd	100%	Bermuda
Viking Ocean Cruises Ship VI Ltd	100%	Bermuda
Viking Ocean Cruises Ship VII Ltd	100%	Bermuda
Viking Ocean Cruises Ship VIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship IX Ltd	100%	Bermuda
Viking Ocean Cruises Ship X Ltd	100%	Bermuda
Viking Ocean Cruises Ship XI Ltd	100%	Bermuda
Viking Ocean Cruises Ship XII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIV Ltd	100%	Bermuda
Viking Ocean Cruises Ship XV Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVI Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIX Ltd	100%	Bermuda
Viking Ocean Cruises Ship XX Ltd	100%	Bermuda
Viking Ocean Cruises Ship XXI Ltd	100%	Bermuda
Viking Ocean Cruises Ship XXII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XXIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XXIV Ltd	100%	Bermuda
Viking River Cruises (Bermuda) Ltd	100%	Bermuda
Viking River Cruises Ltd	100%	Bermuda
Viking River Tours Ltd	100%	Bermuda
Viking Sea Ltd	100%	Bermuda
Viking Services Ltd	100%	Bermuda
Viking Tours Ltd	100%	Bermuda
Viking Yidun Ltd	100%	Bermuda
Viking Services V.R.C.S (Cambodia) Co., Ltd	100%	Cambodia
Viking Cruises (Shanghai) Ltd	100%	China
Dilo Holdings Limited	99.8%	Cyprus
Laspenta Holdings Limited	100%	Cyprus
Sherry Nile Cruises Company for Floating Hotels JSC	55%	Egypt
Viking Aton Nile Cruises LLC	95%	Egypt
Viking Osiris Nile Cruises JSC	95%	Egypt
Viking River Cruises Egypt for Floating Hotels (S.A.E.)	95%	Egypt
Viking Catering France SAS	100%	France
Viking Cruises S.A.	100%	France
Ship & Dock Service GmbH	100%	Germany
Viking Technical GmbH	100%	Germany
Viking River Cruises UK Limited	100%	Great Britain
Viking Cruises Asia Limited	100%	Hong Kong
Viking Investments Hong Kong Ltd	100%	Hong Kong
Viking Hungary Kft.	(1)	Hungary
Viking Travel Services Limited	100%	Isle of Man
Viking Japan Ltd	100%	Japan
Viking River Cruises Limited	100%	Liberia
Viking Croisieres S.A.	100%	Luxembourg
Viking Hydrogen AS	100%	Norway
Viking Cruises Portugal, S.A.	100%	Portugal
Passenger Fleet LLC	100%	Russia
Riverport sro	100%	Slovak Republic
Viking Catering AG	100%	Switzerland
Viking Cruises (Switzerland) AG	100%	Switzerland
Viking River Cruises AG	100%	Switzerland
Viking Fleet Ukraine Ltd.	100%	Ukraine
Viking Ukraine Ltd.	99.9%	Ukraine
Viking Catering USA LLC	100%	USA
Viking Mississippi LLC	100%	USA
Viking Mississippi Services LLC	100%	USA
Viking River Cruises, Inc.	100%	USA
Viking River Cruises (International) LLC	100%	USA
Viking USA LLC	100%	USA

(1) In 2025, the Group sold 100% of the legal title of the quotas of Viking Hungary Kft. (“Viking Hungary”), which owns 100% of Viking Kikoto Zartkoruen Mukodo Reszvenytarsasag, to Freya Investments S.à r.l., a related party that is wholly owned by Torstein Hagen, Chairman and Chief Executive Officer, for regulatory reasons. The Group retained, however, all material economic and governance rights related to Viking Hungary. Accordingly, the Group continues to control Viking Hungary. There was no gain or loss recognized in the consolidated statements of operations from these transactions.

The Group’s new subsidiaries in 2025 included Viking Ocean Cruises Asia LLC, Viking Yidun Ltd and Viking Japan Ltd.

4.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The table below disaggregates total revenue by reportable segment (see Note 22) for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
(in USD and thousands)
River	$3,070,849	$2,654,407	$2,341,274
Ocean	2,868,205	2,196,040	1,945,200
Other	562,365	483,435	424,019
Total revenue	$6,501,419	$5,333,882	$4,710,493

Total revenue for the year ended December 31, 2025 increased by $1,167.5 million to $6,501.4 million from $5,333.9 million in 2024. The increase was primarily due to an increase in passenger cruise days and higher revenue per passenger cruise day. Total revenue for the year ended December 31, 2024 increased by $623.4 million to $5,333.9 million from $4,710.5 million in 2023. The increase was primarily due to higher revenue per passenger cruise day and an increase in passenger cruise days.

Regional economic trends affect the Group’s revenue and cash flows. The table below disaggregates percentage of passengers by source market, which is the passenger’s home country or region, for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023
North America	89.7%	90.3%	90.5%
Other	10.3%	9.7%	9.5%
	100.0%	100.0%	100.0%

The disaggregation by source market is similar across all reportable segments.

The Group’s vessels and ships primarily operate in Europe.

Deferred revenue (contract liability)

Activity in the Group’s deferred revenue for the years ended December 31, 2025 and 2024 is as follows:

(in USD and thousands)
As of January 1, 2024	$3,486,579
Increases due to customer bookings	6,111,898
Revenue recognized	(5,291,506)
Other	(245,627)
As of December 31, 2024	$4,061,344
Increases due to customer bookings	7,287,081
Revenue recognized	(6,481,443)
Other	(261,821)
As of December 31, 2025	$4,605,161

The Group recognized revenue of $6,481.4 million and $5,291.5 million from contract liabilities during the years ended December 31, 2025 and 2024, respectively, which primarily related to the Group’s deferred revenue at the beginning of each year and the cash received in each year. As of December 31, 2025, 97% of the $4,605.2 million deferred revenue balance related to sail dates within the next 12 months.

Assets recognized from the costs to obtain a contract with a customer

Prepaid commissions and prepaid credit card fees are incremental costs of obtaining contracts with customers, which are included in prepaid expenses and other current assets and other non-current assets on the consolidated statements of financial position.

Prepaid commissions was $64.2 million as of December 31, 2025, of which $53.9 million was included in prepaid expenses and other current assets and $10.3 million was included in other non-current assets on the consolidated statements of financial position. Prepaid commissions increased from $55.1 million as of December 31, 2024 to $64.2 million as of December 31, 2025, due to an increase in commission payments due to higher bookings. The majority of the Group’s prepaid commissions as of December 31, 2024 were expensed in commissions and transportation costs and selling and administration in the consolidated statement of operations for the year ended December 31, 2025. See Note 8.

Prepaid credit card fees increased from $40.0 million as of December 31, 2024 to $47.5 million as of December 31, 2025, primarily due to an increase in cash collected from passengers. The majority of the Group’s prepaid credit card fees as of December 31, 2024 were expensed in direct costs of cruise, land and onboard in the consolidated statement of operations for the year ended December 31, 2025. See Note 8.

5.
CASH AND CASH EQUIVALENTS

A summary of the Group’s cash and cash equivalents as of December 31, 2025 and 2024 is outlined below:

	December 31,
	2025	2024
(in USD and thousands)
Cash at bank and in hand	$3,778,480	$2,467,824
Credit card receivables	25,464	21,848
Total	$3,803,944	$2,489,672

As of December 31, 2025 and 2024, cash at bank and in hand included $156.1 million and $147.3 million, respectively, subject to restrictions on use arising from contracts with third parties.

6.
ACCOUNTS AND OTHER RECEIVABLES

A summary of the Group’s accounts and other receivables as of December 31, 2025 and 2024 is outlined below:

	December 31,
	2025	2024
(in USD and thousands)
Accounts receivable	$82,260	$102,816
Indirect tax receivables	36,073	32,815
Credit card receivables	3,364	87,791
Other	20,346	15,596
Total	$142,043	$239,018

Accounts receivable includes vendor receivables, yard receivables, airline receivables, insurance receivables and passenger receivables.

Credit card receivables that are not classified as cash and cash equivalents are included in accounts and other receivables. Credit card receivables, which represent amounts subject to a priority claim from credit card processors, decreased as of December 31, 2025, compared to December 31, 2024, due to a decrease in required balances from credit card processors.

7.
INVENTORIES

A summary of the Group’s inventories as of December 31, 2025 and 2024 is outlined below:

	December 31,
	2025	2024
(in USD and thousands)
Emission allowances	$27,493	$32,042
Catering supplies	23,746	20,403
Food and beverage	20,205	15,634
Fuel	13,780	13,447
Technical supplies	10,556	9,947
Total	$95,780	$91,473

8.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of the Group’s prepaid expenses and other current assets as of December 31, 2025 and 2024 is outlined below:

	December 31,
	2025	2024
(in USD and thousands)
Air	$183,326	$202,837
Operating, product and administration costs	66,665	59,198
Commissions	53,863	49,371
Credit card fees	47,458	39,985
Forward foreign currency contracts	40,615	—
Debt transaction costs	29,073	14,419
Cash deposits	20,000	10,456
Advertising	15,040	10,623
Other	5,186	9,487
Total	$461,226	$396,376

Air decreased as of December 31, 2025, compared to December 31, 2024, primarily due to the timing of air ticket purchases.

For details on forward foreign currency contracts, see Note 24.

9.
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Movements in property, plant and equipment and intangible assets during the years ended December 31, 2025 and 2024 are outlined below:

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean Ships under Construction	Land and Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2025	$2,713,263	$4,573,867	$314,717	$407,998	$96,945	$165,470	$8,272,260
Additions	36,527	34,534	294,100	620,624	14,719	50,740	1,051,244
Disposals	(2,016)	(15,860)	—	—	(1,069)	(31,911)	(50,856)
Reclassified between assets	170,344	505,771	(170,351)	(505,771)	—	7	—
Reclassification and other	—	1,381	—	—	62	—	1,443
Effect of currency translation	8,944	—	3,050	—	3,407	438	15,839
Cost as of December 31, 2025	$2,927,062	$5,099,693	$441,516	$522,851	$114,064	$184,744	$9,289,930
Accumulated depreciation, amortization and impairment as of January 1, 2025	$(1,062,027)	$(588,074)	$—	$—	$(60,644)	$(104,411)	$(1,815,156)
Depreciation and amortization	(78,024)	(143,720)	—	—	(5,745)	(24,112)	(251,601)
Depreciation and amortization of disposals	476	7,059	—	—	599	30,906	39,040
Reclassification and other	—	(1,381)	—	—	(62)	—	(1,443)
Effect of currency translation	(3,833)	—	—	—	(1,471)	(382)	(5,686)
Accumulated depreciation, amortization and impairment as of December 31, 2025	$(1,143,408)	$(726,116)	$—	$—	$(67,323)	$(97,999)	$(2,034,846)
Net book value
As of January 1, 2025	$1,651,236	$3,985,793	$314,717	$407,998	$36,301	$61,059	$6,457,104
As of December 31, 2025	$1,783,654	$4,373,577	$441,516	$522,851	$46,741	$86,745	$7,255,084

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean Ships under Construction	Land and Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2024	$2,621,214	$4,077,141	$111,919	$308,696	$96,580	$171,145	$7,386,695
Additions	28,801	23,445	275,943	581,479	6,221	20,232	936,121
Disposals	(4,510)	(10,300)	—	—	(6,298)	(25,687)	(46,795)
Reclassified between assets	72,340	482,177	(72,340)	(482,177)	—	—	—
Reclassification and other	(317)	1,404	—	—	1,828	—	2,915
Effect of currency translation	(4,265)	—	(805)	—	(1,386)	(220)	(6,676)
Cost as of December 31, 2024	$2,713,263	$4,573,867	$314,717	$407,998	$96,945	$165,470	$8,272,260
Accumulated depreciation, amortization and impairment as of January 1, 2024	$(983,491)	$(469,152)	$—	$—	$(60,321)	$(109,020)	$(1,621,984)
Depreciation and amortization	(80,992)	(121,625)	—	—	(5,828)	(20,079)	(228,524)
Depreciation and amortization of disposals	728	4,107	—	—	4,819	24,489	34,143
Reclassification and other	—	(1,404)	—	—	—	—	(1,404)
Effect of currency translation	1,728	—	—	—	686	199	2,613
Accumulated depreciation, amortization and impairment as of December 31, 2024	$(1,062,027)	$(588,074)	$—	$—	$(60,644)	$(104,411)	$(1,815,156)
Net book value
As of January 1, 2024	$1,637,723	$3,607,989	$111,919	$308,696	$36,259	$62,125	$5,764,711
As of December 31, 2024	$1,651,236	$3,985,793	$314,717	$407,998	$36,301	$61,059	$6,457,104

River vessels

River vessels and equipment and river vessels under construction include amounts attributable to the Group’s river fleet, including vessel improvements and equipment for the Viking Mississippi. In 2012, the Group launched the Longship (“Longship”) series of vessels. As of December 31, 2025, the Group’s river fleet consisted of 89 river vessels, of which 59 are Longships, 12 are small classes based on the Longship design, 15 are other river vessels and three are river vessel charters, including the Viking Mississippi.

During the years ended December 31, 2025 and 2024, additions to river vessels and equipment included $36.5 million and $28.8 million, respectively, in improvements to river vessels.

During the year ended December 31, 2025, there were $294.1 million in additions to river vessels under construction primarily related to progress payments. During the year ended December 31, 2025, the Group reclassified $170.4 million from river vessels under construction to river vessels and equipment in conjunction with the delivery of five river vessels.

During the year ended December 31, 2024, there were $275.9 million in additions to river vessels under construction primarily related to progress payments. During the year ended December 31, 2024, the Group reclassified $72.3 million from river vessels under construction to river vessels and equipment in conjunction with the delivery of two river vessels.

Ocean and expedition ships

In 2015, the Group took delivery of its first ocean ship and as of December 31, 2025, the Group had a fleet of 12 ocean ships, which included the Viking Yidun for select sailings, and the Viking Vesta, which was delivered in June 2025. The Viking Yidun is owned and operated by CMV.

In 2021, the Group took delivery of its first expedition ship, which is designed for sailings in the polar regions and the Great Lakes of North America. As of December 31, 2025, the Group had a fleet of two expedition ships.

During the years ended December 31, 2025 and 2024, additions to ocean and expedition ships and equipment included $34.5 million and $23.4 million, respectively, primarily related to improvements for ships made during dry-dock.

During the year ended December 31, 2025, the Group capitalized $620.6 million in ocean ships under construction primarily related to ocean shipyard progress payments and capitalized interest of $22.4 million. The Group reclassified $505.8 million from ocean ships under construction to ocean and expedition ships and equipment in conjunction with the delivery of the Viking Vesta in June 2025.

During the year ended December 31, 2024, the Group capitalized $581.5 million in ocean ships under construction primarily related to ocean shipyard progress payments and capitalized interest of $20.5 million. The Group reclassified $482.2 million from ocean ships under construction to ocean and expedition ships and equipment, in conjunction with the delivery of the Viking Vela in December 2024.

Intangible assets

During the year ended December 31, 2025, additions to intangible assets included $50.7 million primarily related to software. Net intangible assets as of December 31, 2025 included software of $60.4 million, vessel design of $13.9 million, goodwill of $8.0 million and other intangible assets of $4.5 million.

During the year ended December 31, 2024, additions to intangible assets included $20.2 million primarily related to software. Net intangible assets as of December 31, 2024 included software of $33.6 million, vessel design of $14.7 million, goodwill of $8.0 million and other intangible assets of $4.8 million.

Impairment

The Group did not identify any impairment indicators related to property, plant and equipment and intangible assets as of December 31, 2025 and 2024. The Group’s conclusions regarding the valuation of its property, plant and equipment and intangible assets (including goodwill) may change in future periods if factors or circumstances cause the Group to revise its assumptions in future periods, such as inflation or increased interest rates. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance. See Note 2.

10.
LEASES

Movements in the Group’s ROU assets during the years ended December 31, 2025 and 2024 are outlined below:

(in USD and thousands)	Vessels and Ships	Buildings	Other	Total

Cost as of January 1, 2025	$240,693	$74,386	$13,805	$328,884

Additions	16,264	24,107	4,614	44,985
Decreases and disposals	(8,023)	(3,770)	(1,587)	(13,380)
Reclassified to property, plant and equipment and intangible assets	—	—	(1,443)	(1,443)
Effect of currency translation	373	791	1,027	2,191

Cost as of December 31, 2025	$249,307	$95,514	$16,416	$361,237

Accumulated depreciation and impairment as of January 1, 2025	(22,336)	(37,244)	(5,880)	(65,460)
Depreciation and impairment	(12,280)	(7,149)	(2,554)	(21,983)
Depreciation of disposals	—	3,594	927	4,521
Reclassified to property, plant and equipment and intangible assets	—	—	1,443	1,443
Effect of currency translation	(200)	(374)	(370)	(944)

Accumulated depreciation and impairment as of December 31, 2025	$(34,816)	$(41,173)	$(6,434)	$(82,423)

Net book value
As of January 1, 2025	$218,357	$37,142	$7,925	$263,424
As of December 31, 2025	$214,491	$54,341	$9,982	$278,814

(in USD and thousands)	Vessels and Ships	Buildings	Other	Total

Cost as of January 1, 2024	$225,141	$77,090	$13,982	$316,213

Additions	16,181	1,112	1,767	19,060
Disposals and decreases	—	(3,355)	(66)	(3,421)
Reclassified to property, plant and equipment and intangible assets	—	—	(1,404)	(1,404)
Effect of currency translation	(629)	(461)	(474)	(1,564)

Cost as of December 31, 2024	$240,693	$74,386	$13,805	$328,884

Accumulated depreciation and impairment as of January 1, 2024	(11,676)	(30,865)	(4,838)	(47,379)
Depreciation and impairment	(10,701)	(6,756)	(2,668)	(20,125)
Depreciation of disposals	—	173	66	239
Reclassified to property, plant and equipment and intangible assets	—	—	1,404	1,404
Effect of currency translation	41	204	156	401

Accumulated depreciation and impairment as of December 31, 2024	$(22,336)	$(37,244)	$(5,880)	$(65,460)

Net book value
As of January 1, 2024	$213,465	$46,225	$9,144	$268,834
As of December 31, 2024	$218,357	$37,142	$7,925	$263,424

During the year ended December 31, 2025, the Group had ROU additions of $45.0 million, of which the most significant was the commencement of the Viking Tonle charter. In 2023, the Group entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia. The lease has a term of 10 years, including estimated renewal periods. Upon commencement of the charter in September 2025, the Group recognized a $16.3 million ROU asset and a $12.1 million lease liability related to the Viking Tonle.

During the year ended December 31, 2024, additions of $19.1 million included the commencement of the Viking Yidun ocean ship accommodation agreement. The Group has an accommodation agreement for cabins on the Viking Yidun ocean ship, which is owned and operated by CMV, a related party, from the third quarter of 2024 until the end of 2026. The Group has the option to extend the term for the 2027 season. The accommodation agreement includes both fixed and variable lease payments. The Viking Yidun operates in Asia, providing cruises for the Viking Asia and Ocean segments. Upon commencement of the accommodation agreement in

September 2024, the Group recognized a $16.0 million ROU asset and a $13.9 million lease liability related to the Viking Yidun, which included lease payments for the 2024 through 2026 seasons.

The ROU assets and lease liabilities related to vessel charters and accommodation agreements include the fixed amounts attributable to the use of the vessel or ship asset, while fixed amounts attributable to non-lease components for services and all variable amounts are expensed as incurred and included in vessel operating in the consolidated statements of operations.

The table below presents movements in the Group’s lease liabilities during the years ended December 31, 2025 and 2024:

	2025	2024
(in USD and thousands)
As of January 1	$236,538	$252,626
Additions	40,381	16,764
Decreases and disposals	(8,970)	(3,183)
Interest expense	19,170	21,068
Payments	(49,524)	(47,583)
Effect of currency translation	2,757	(1,527)
Other	(1,431)	(1,627)
As of December 31	$238,921	$236,538

The table below presents the carrying amounts of the Group’s short-term and long-term lease liabilities as of December 31, 2025 and 2024:

	December 31,
	2025	2024
(in USD and thousands)
Short-term portion of lease liabilities	$26,484	$28,944
Long-term portion of lease liabilities	212,437	207,594
Total	$238,921	$236,538

Operating expenses related to variable lease payments for the year ended December 31, 2025 were $13.5 million, which was primarily related to variable lease payments for the Viking Yidun. Operating expenses related to variable lease payments for the years ended December 31, 2024 and 2023 were $1.1 million and $2.1 million, respectively.

The table below summarizes the timing of future cash payments of the Group’s lease liabilities based on contractual undiscounted cash flows as of December 31, 2025 and 2024. The table below excludes amounts for executed lease agreements not yet commenced as of December 31, 2025 and 2024, for underlying assets of which the Group had not yet obtained the right to control the use.

	December 31,
	2025	2024
(in USD and thousands)
3 months or less	$8,311	$8,940
4 to 12 months	34,529	37,481
1 to 5 years	148,464	157,255
Over 5 years	221,967	213,834
Total	$413,271	$417,510

The vessel charters and accommodation agreement also include future cash payments for non-lease components, which are not included in the table above. Payments for non-lease components include expenses for services, such as management fees and vessel operating expenses, of which certain costs are subject to change based on actual operating expenses. The table above also excludes variable lease payments, including certain payments related to the Viking Yidun accommodation agreement which are based on the number of passengers sailed.

In 2024, the Group entered into a lease agreement for docking locations in Germany, which has an initial term of 12 years with renewal options to extend the term an additional 10 years. The contractual payments for the initial term are $15.3 million, based on a euro to U.S. dollar exchange rate as of December 31, 2025, which was 1.17. The lease agreement for docking locations had not commenced as of December 31, 2025.

In 2025, the Group entered into charter agreements for two 80-berth river vessels traveling through India for the 2027 through 2035 seasons and the 2028 through 2036 seasons, respectively. The Group has options to extend the charters for three additional seasons.

The contractual payments for the initial terms of nine seasons for each vessel are $29.2 million for the first vessel and $29.8 million for the second vessel, which include payments for both lease and non-lease components.

11.
OTHER NON-CURRENT ASSETS

A summary of the Group’s other non-current assets as of December 31, 2025 and 2024 is outlined below:

	December 31,
	2025	2024
(in USD and thousands)
Prepaid debt transaction costs	$57,411	$55,880
Security for letters of credit	30,061	27,274
Investments in associated companies	19,598	12,730
Prepaid charter fees	10,772	3,121
Prepaid commissions	10,346	5,661
Cash deposits	4,923	13,655
Other	7,522	9,869
Total	$140,633	$128,190

Prepaid debt transaction costs are comprised of the non-current portion of the fees paid in advance of debt drawdowns, such as bank fees, commitment fees and export credit guarantee fees.

Security for letters of credit consists primarily of letters of credit required by various travel agencies and tourism regulatory bodies.

12.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of the Group’s accrued expenses and other current liabilities as of December 31, 2025 and 2024 is outlined below:

	December 31,
	2025	2024
(in USD and thousands)
Interest payable	$95,130	$90,570
Operating costs	68,001	57,957
Payroll and employee costs	64,230	55,131
Product and commission costs	49,043	35,309
Indirect taxes payable	46,276	27,869
Overhead costs	29,537	21,656
Marketing expenses	27,438	23,991
Air costs	17,132	29,929
Travel protection cancellation reserve	15,653	15,047
Forward foreign currency contracts	—	24,802
Other	39,560	41,868
Total	$452,000	$424,129

The changes in accrued expenses and other current liabilities are based on the timing of accruals for goods and services and payments.

13.
INCOME TAX

The Group operates worldwide and is subject to income taxes in countries where income is earned. The majority of the Group’s income is exempt from income taxes due to exemptions on income from international shipping in various jurisdictions.

The major components of income tax expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

Consolidated Statements of Operations
	Year Ended December 31,
	2025	2024	2023
(in USD and thousands)
Current income tax:
Current income tax charge	$(7,731)	$(6,926)	$(10,963)
Adjustments in respect of current income tax of previous year	(79)	(758)	3,897
Deferred income tax:
Relating to origination and reversal of temporary differences	(11,843)	(9,173)	427
Income tax expense reported in the consolidated statements of operations	$(19,653)	$(16,857)	$(6,639)

Consolidated Statements of Other Comprehensive Income (Loss)
	Year Ended December 31,
	2025	2024	2023
(in USD and thousands)
Tax effect of remeasurement on defined benefit plans	$667	$229	$412
Income tax charged directly to other comprehensive (loss) income	$667	$229	$412

The Company and many of its subsidiaries are domiciled in Bermuda, though the Group operates worldwide. Beginning January 1, 2025, the Group became subject to the Bermuda Corporate Income Tax Act 2023 (the “CIT Act”). The CIT Act imposes a new corporate income tax rate of 15%. Income arising from international shipping is exempt from the scope of the CIT Act, subject to the Group continuing to meet certain requirements relating to strategic or commercial management in Bermuda. Prior to the CIT Act, the corporate income tax rate in Bermuda was 0%. The below table reconciles the Group’s income tax expense, starting with the income (loss) before income taxes at the Bermuda statutory tax rate.

	Year Ended December 31,
	2025	2024	2023
(in USD and thousands)
Income (loss) before income taxes	$1,167,748	$169,834	$(1,843,457)
At Bermuda statutory income tax rate	(175,162)	—	—
Bermuda exemptions and unrecognized temporary differences	175,162	—	—
Income tax in other jurisdictions	(19,653)	(16,857)	(6,639)
Income tax expense	$(19,653)	$(16,857)	$(6,639)

Deferred Income Tax

	Consolidated statements of financial position		Consolidated statements of operations, consolidated statements of other comprehensive income (loss) and consolidated statements of changes in shareholders’ equity
	December 31,		Year Ended December 31,
	2025	2024	2025	2024	2023
(in USD and thousands)
Property, plant and equipment and intangible assets	$(5,269)	$422	$(5,691)	$3,488	$(726)
Prepaid credit card fees and commissions	(20,460)	(16,921)	(3,539)	(2,920)	(2,510)
Share based compensation	9,945	10,669	(724)	(34,247)	31,081
Net operating losses	59,764	47,797	11,967	45,804	630
ROU assets	(5,651)	(6,441)	790	1,605	(230)
Lease liabilities	12,367	13,907	(1,540)	(1,908)	1,230
Other	(1,770)	1,298	(3,068)	138	(1,673)
Deferred income tax			$(1,805)	$11,960	$27,802
Net deferred tax asset	$48,926	$50,731

Deferred tax asset	$55,183	$55,428
Deferred tax liability	(6,257)	(4,697)
Deferred tax asset, net	$48,926	$50,731

Reconciliation of deferred tax asset, net
	2025	2024
As of January 1	$50,731	$38,771
Change in deferred taxes during the period recognized in the consolidated statements of operations	(11,863)	(9,173)
Change in deferred taxes during the period recognized in the consolidated statements of other comprehensive income (loss)	667	229
Change in deferred taxes during the period recognized in the consolidated statements of changes in shareholders’ equity	9,391	20,904
As of December 31	$48,926	$50,731

As of December 31, 2025 and 2024, the Group had $36.4 million and $33.8 million, respectively, in unused tax losses for which no deferred tax assets were recognized on the consolidated statements of financial position for all jurisdictions other than Bermuda. Of the $36.4 million unused tax losses as of December 31, 2025, $5.8 million will begin to expire in 2026 and $30.6 million do not expire. As of December 31, 2025 and 2024, the Group had $16.4 million and $17.3 million, respectively, in other deductible temporary differences for which no deferred tax asset was recognized on the consolidated statements of financial position.

As part of the transition to the CIT Act, the Group calculated an opening tax loss carryforward based on cumulative losses for 2020 to 2024, which can be used to offset taxable income beginning in 2025, as permitted by the CIT Act. As of December 31, 2025, the Group had $822.0 million in cumulative unused tax losses related to non-exempt income in Bermuda for which no deferred tax assets were recognized on the consolidated statements of financial position.

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

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) issued model rules for the implementation of a 15% global minimum tax (“Pillar Two”). The Group is within the scope of the OECD Pillar Two model rules, however each country must enact local tax legislation to adopt the model rules. As the current OECD guidelines exclude international shipping income from the scope of the global minimum tax, subject to certain requirements relating to strategic or commercial management being satisfied, and the majority of the Group’s income is derived from international shipping, the impact is immaterial. The Group continues to monitor the development of the Pillar Two rules, including the effect of the international shipping exemption, enactment of local tax legislation in multiple jurisdictions and interpretations and alignment by various tax authorities of Pillar Two and corporate tax laws applied in other jurisdictions.

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

14.
DEBT

A summary of the Group’s debt recorded at amortized cost as of December 31, 2025 and 2024 is outlined below:

		December 31,
		2025	2024
Debt (1)	Security (if applicable)	(in USD and thousands)
River Vessel Financing
€54.2 million loan(2), variable base rate plus 2.4%, due 2025	Viking Baldur, Viking Magni	$—	$17,096
€20.3 million loan(2), variable base rate plus 2.4%, due 2026	Viking Kvasir	10,089	12,343
€225.8 million loan(2), (3), fixed at 4.73% or variable at SOFR plus CAS and 2.0%, due through 2027	Viking Herja, Viking Hild, Viking Sigrun, Viking Einar	—	23,087
$53.5 million loan, fixed at 5.12%, due 2025	Viking Idi, Viking Astrild, Viking Beyla	—	14,384
$40.0 million loan, fixed at 5.43%, due 2027	Viking Hemming, Viking Osfrid and Viking Torgil	—	15,000
$102.0 million loan, fixed at 5.22% - 5.26%, due 2028	Viking Vali, Viking Tir, Viking Ullur, Viking Sigyn	38,842	51,113
$15.1 million loan, variable base rate plus 2.35%, due 2029	Viking Helgrim	7,404	9,307
€153.2 million loan(2), (3), variable at SOFR plus CAS and 1.30%, due through 2029	Viking Hervor, Viking Gersemi, Viking Kari, Viking Radgrid, Viking Skaga, Viking Fjorgyn	64,832	85,251
€53.6 million loan(2), (3), variable at SOFR plus CAS and 1.30%, due through 2029	Viking Gymir, Viking Egdir	29,915	37,394
Ocean Ship Financing
$291.2 million financial liability, due 2030	Viking Orion	—	209,608
$290.2 million financial liability, due 2031	Viking Jupiter	206,702	221,153
$255.7 million financial liability, variable at SOFR plus CAS and 3.0%, due 2033	Viking Octantis	—	217,359
$299.5 million financial liability, due 2034	Viking Mars	—	271,709
€316.6 million loan(4), fixed at 1.81%, due 2034	Viking Neptune	278,811	274,091
€316.6 million loan(4), fixed at 1.87%, due 2035	Viking Saturn	294,301	287,795
$401.0 million loan(4), fixed at 3.64%, due 2036	Viking Vela	367,572	400,988
$430.5 million loan(4), fixed at 3.70%, due 2037	Viking Vesta	412,570	—
Secured Notes and Unsecured Notes
$675.0 million 5.000% Senior Secured Notes due 2028	Viking Star, Viking Sea and Viking Sky	675,000	675,000
$350.0 million 5.625% Senior Secured Notes due 2029	Viking Venus	350,000	350,000
$250.0 million 6.250% Senior Notes due 2025		—	250,000
$825.0 million 5.875% Senior Notes due 2027		—	825,000
$500.0 million 7.000% Senior Notes due 2029		500,000	500,000
$720.0 million 9.125% Senior Notes due 2031		720,000	720,000
$1.7 billion 5.875% Senior Notes due 2033		1,700,000	—
Other Loans
€6.2 million loan, fixed at 0.3%, due 2026		1,099	2,265
20.0 million CHF loan, fixed at 0.25% - 2.0%, due 2027		8,410	11,050
Total debt		$5,665,547	$5,480,993
Less: Unamortized debt fees and discounts, net of premiums		(163,572)	(145,068)
Total debt, net of fees		$5,501,975	$5,335,925
Less: Current portion of long-term debt		(374,607)	(469,766)
Long-term debt		$5,127,368	$4,866,159

(1) SOFR is Term Secured Overnight Financing Rate and CAS is Credit Adjustment Spread

(2) U.S. dollar denominated

(3) Euler Hermes Aktiengesellschaft (“Hermes”) provides a guarantee equal to 95% of the loan amounts

(4) SACE SpA (“SACE”) provides an insurance policy to the lenders covering 100% of the principal and interest of facility amounts

River vessel financing

When the Group finances river vessels, amounts drawn down are typically repaid in installments over eight to ten years, with monthly, quarterly or semi-annual payments. Generally, the Group has obtained financing of up to 80% of the newbuild contract prices.

Certain of the Group’s loan agreements also have a guarantee from Hermes (the “Hermes Financing”), as indicated in the table above. Additionally, certain subsidiaries of the Group have issued corporate guarantees for the obligations related to the Hermes Financing, the €20.3 million loan, the $102.0 million loan and the $15.1 million loan.

In 2025, the Group repaid the remaining balances of the €54.2 million loan, the €225.8 million loan, the $53.5 million loan and the $40.0 million loan. In 2024, the Group repaid the remaining balances of the €236.1 million loan and the €288.9 million loan.

The Hermes Financing has a financial maintenance covenant that requires Viking River Cruises Ltd (“VRC”), as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of December 31, 2025, VRC and VRC AG were in compliance with this financial maintenance covenant. The Hermes Financing also contains customary insurance and loan to value requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness, dividends and other distributions. All other river loans include customary insurance requirements. See Note 27 for events taking place subsequent to December 31, 2025.

Ocean and Expedition ship financing

SACE Financing

The Group has entered into loan agreements to finance 12 ocean ships, of which four ships have been delivered as of December 31, 2025, for which SACE has provided insurance policies to the lenders covering 100% of the principal and interest of the facility amount (the “SACE Financing”). Each loan is drawn down upon delivery of the related ocean ship. All loans that are part of the SACE Financing are for up to 80% of the newbuild’s contract price, including certain change orders, plus 100% of the export credit agency premium. The interest rate for each of these loans is fixed and the loans have a term of 12 years from the drawdown date with semi-annual payments.

As of December 31, 2025, the SACE Financing includes outstanding loan balances related to the Neptune loan, the Saturn loan, the Vela loan and the Vesta loan. The SACE Financing will be available for drawdown in USD for the Viking Mira, Viking Libra, Viking Astrea, Viking Lyra, Ship XVII, Ship XVIII, Ship XIX and Ship XX, upon delivery of the ships. The Company and certain subsidiaries of the Group have jointly and severally guaranteed the SACE Financing. The SACE Financing agreements contain certain covenants which are generally in line with the covenants of the Notes described further below.

In June 2025 and December 2024, the Group took delivery of the Viking Vesta and Viking Vela, respectively, and drew down $430.5 million and $401.0 million, respectively.

As the principal amounts of both the Neptune and the Saturn loans are outstanding in euros, the loan balances at each period end are translated to USD with changes recognized through currency (loss) gain in the consolidated statements of operations. For the year ended December 31, 2025, the translation resulted in a currency loss and an increase to the loan balances of $71.6 million. For the year ended December 31, 2024, the translation resulted in a currency gain and a decrease to the loan balances of $36.7 million. For the year ended December 31, 2023, the translation resulted in a net currency loss and a net increase to the loan balances of $9.7 million.

Charter Financing

The Group previously entered into charter agreements to finance the Viking Orion, Viking Jupiter, Viking Octantis and Viking Mars. The charter agreements were accounted for as financial liabilities and included a purchase obligation at the end of the charter term, with an option to purchase the ship beginning on the third anniversary of the charter commencement date. Additionally, the Company had issued a corporate guarantee for these charters.

In 2025, the Group exercised its purchase options for the Viking Orion, Viking Jupiter, Viking Octantis and Viking Mars. As described below, the Group used a portion of the net proceeds from VCL’s 5.875% Senior Notes due 2033, together with cash on hand, to repay the remaining balances of the Viking Orion, Viking Mars and Viking Octantis charters. The remaining balance of the net proceeds, together with cash on hand, was used to repay the Viking Jupiter charter in January 2026. See Note 27.

Secured Notes and Unsecured Notes (the “Notes”)

In May 2025, VCL repaid $250.0 million in principal amount of its 6.250% Senior Notes due 2025 at maturity.

In October 2025, VCL issued $1.7 billion in principal amount of its 5.875% Senior Notes due 2033 with semi-annual interest payments. In the fourth quarter of 2025, VCL used a portion of the net proceeds from its 5.875% Senior Notes due 2033 to fund the full redemption of $550.0 million in principal amount of its 5.875% Senior Notes due 2027, including accrued and unpaid interest, and to pay costs and expenses related to the offering and the redemption. The Group also used a portion of the remaining net proceeds, together with cash on hand, to repay the remaining balances of the Viking Orion, the Viking Mars and the Viking Octantis charters. The balance of the net proceeds, together with cash on hand, was used to repay the Viking Jupiter charter in January 2026. For the year ended December 31, 2025, the Group recognized non-recurring charges of $16.8 million in interest expense for the redemption of VCL’s 5.875% Senior Notes due 2027 and the exercise of the purchase options and updated repayment dates for the Viking Orion, Viking Jupiter, Viking Octantis and Viking Mars charters.

The Notes are guaranteed by the Company and certain of its subsidiaries.

The indentures governing the Notes contain negative covenants applicable to VCL and its subsidiaries restricting liens, sale and leaseback transactions and mergers, subject to a number of important exceptions and qualifications. Certain of the indentures also contain covenants restricting indebtedness, investments, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. VCL and its subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value. The covenants restricting dividends and other distributions generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric.

In addition, the indentures governing the Notes contain a cross-acceleration provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the notes.

The indentures governing the Notes do not contain any financial maintenance covenants.

Other loans

The Group has a fixed interest rate loan agreement for €6.2 million of which 90% is guaranteed by the French government. The Group also has a credit facility for 20.0 million Swiss Francs (“CHF”) of which 85% is guaranteed by the Swiss government. The 20.0 million CHF loan contains customary terms including covenants restricting indebtedness.

Revolving Credit Facility

In 2024, VCL entered into an agreement for a revolving credit facility, which VCL amended and upsized in November 2025 (the “Revolving Credit Facility”). The Revolving Credit Facility provides for the borrowing of up to an aggregate principal amount of $1.0 billion. The Revolving Credit Facility matures on November 14, 2030. In connection with the amendment, loans under the Revolving Credit Facility will be based on either SOFR or a base rate, with such rate ranging from SOFR plus a margin of 1.125% to 2.00% for SOFR loans and from a base rate plus a margin of 0.125% to 1.00% for base rate loans. VCL will also pay a commitment fee between 0.10% to 0.25%, payable quarterly, on the average daily unused amount of the Revolving Credit Facility. Proceeds from the Revolving Credit Facility will be used to make revolving loans to VRC AG, an indirect wholly-owned subsidiary of VCL, pursuant to an intercompany revolving loan agreement, the proceeds of which will be used by VRC AG to finance ongoing working capital requirements and for other general corporate purposes. The obligations of VCL under the Revolving Credit Facility are guaranteed by the Company and certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. As of December 31, 2025 and 2024, no amounts were drawn on the Revolving Credit Facility.

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

Undrawn debt facilities

As of December 31, 2025, the Group had signed SACE Financing agreements for the Viking Mira, Viking Libra, Viking Astrea, Viking Lyra, Ship XVII, Ship XVIII, Ship XIX and Ship XX, for which amounts will be drawn down upon the delivery of each ship or vessel. See Note 23.

15.
OTHER NON-CURRENT LIABILITIES

A summary of the Group’s other non-current liabilities as of December 31, 2025 and 2024 is outlined below:

	December 31,
	2025	2024
(in USD and thousands)
Travel protection payable	$31,457	$21,561
Deferred tax liabilities	6,257	4,697
Forward foreign currency contracts	—	14,995
Other	16,581	4,091
Total	$54,295	$45,344

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

A summary of the Group’s defined benefit obligations, plan assets and asset ceiling as of December 31, 2025 and 2024 is outlined below:

	December 31,
	2025	2024
(in USD and thousands)
Present value of pension obligations	$77,748	$58,018
Plan assets	(72,383)	(56,421)
Net book value of pension obligations	$5,365	$1,597

The net book value of pension obligations is included within other non-current liabilities on the consolidated statements of financial position as of December 31, 2025 and 2024.

A summary of the changes in plan assets and defined benefit obligations is outlined below:

Plan assets

	December 31,
	2025	2024
(in USD and thousands)
Balance as of January 1	$56,421	$48,981
Interest income	638	718
Return on plan assets	456	4,731
Contributions by participants and employer	11,789	8,965
Other(1)	288	302
Benefits paid	(5,564)	(3,530)
Translation differences	8,355	(3,746)
Balance as of December 31	$72,383	$56,421

Defined benefit obligations

	December 31,
	2025	2024
(in USD and thousands)
Balance as of January 1	$58,018	$49,884
Service costs	4,358	3,559
Interest expense	631	705
Contributions by participants	5,800	4,408
Actuarial losses	5,570	6,484
Other(1)	288	302
Benefits paid	(5,564)	(3,530)
Translation differences	8,647	(3,794)
Balance as of December 31	$77,748	$58,018
(1)
These amounts relate to the plan assets and defined benefit obligations of employees with seasonal contracts who do not have active contracts with the Group as of December 31 of the respective period.

Reconciliation of net pension liability

	December 31,
	2025	2024
(in USD and thousands)
Net pension liability as of January 1	$1,597	$903
Pension expenses recognized in the consolidated statements of operations	4,351	3,546
Amounts recognized in the consolidated statements of other comprehensive income (loss)	5,114	1,753
Contributions by employer	(5,989)	(4,557)
Translation differences	292	(48)
Net pension liability as of December 31	$5,365	$1,597

A summary of the amounts included in the Group’s consolidated statements of operations and consolidated statements of other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023 is outlined below:

	Year Ended December 31,
	2025	2024	2023
(in USD and thousands)
Service costs	$4,358	$3,559	$2,452
Interest on defined benefit obligation	(7)	(13)	(39)
Pension expenses recognized in the consolidated statements of operations	$4,351	$3,546	$2,413

Actuarial losses	$(5,570)	$(6,484)	$(2,227)
Return on plan assets	456	4,731	(1,312)
Effect of limiting defined benefit asset	—	—	377
Losses recognized in the consolidated statements of other comprehensive income (loss)	$(5,114)	$(1,753)	$(3,162)

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

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023
	Quoted	Not Quoted	Total	Quoted	Not Quoted	Total	Quoted	Not Quoted	Total
Equity securities	33%	—	33%	30%	—	30%	29%	—	29%
Debt securities	32%	—	32%	32%	—	32%	32%	—	32%
Property	13%	11%	24%	11%	13%	24%	12%	13%	25%
Cash and cash equivalents	1%	—	1%	1%	2%	3%	2%	2%	4%
Other investments	4%	6%	10%	4%	7%	11%	4%	6%	10%
Total	83%	17%	100%	78%	22%	100%	79%	21%	100%

The Group applies the latest available data for demographic assumptions in Switzerland (BVG2020) for calculating defined benefit obligations. The primary actuarial assumptions for the weighted average rates for the years ended December 31, 2025, 2024 and 2023 is outlined below:

	Year Ended December 31,
The weighted average rates	2025	2024	2023
Discount rate	1.20%	1.00%	1.50%
Salary increase rate	3.00%	3.00%	1.00%

The calculation of the defined benefit obligations is most sensitive to changes in the discount rate. As of December 31, 2025, a 0.5% decrease in the discount rate will increase the defined benefit obligations by 6.1%, while a 0.5% increase in the discount rate will decrease the defined benefit obligations by 5.4%. The sensitivity analysis is based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

As of December 31, 2025, the Group expects to contribute $6.5 million during 2026 for the defined benefit plans. The average duration of the defined benefit obligations as of December 31, 2025 ranges from 9.9 years to 12.2 years.

17.
VESSEL OPERATING EXPENSES

A summary of vessel operating expenses for the years ended December 31, 2025, 2024 and 2023 is outlined below:

	Year Ended December 31,
	2025	2024	2023
(in USD and thousands)
Employee costs	$428,923	$369,640	$354,049
Fuel, port charges and insurance	388,653	355,771	347,849
Food, consumables and durables	254,311	223,202	220,392
Repair and maintenance	182,335	153,460	141,331
VAT expense	74,031	65,282	63,959
Charter fees	37,332	24,402	11,492
Other	106,902	88,954	72,604
Total vessel operating expenses	$1,472,487	$1,280,711	$1,211,676

18.
INTEREST EXPENSE

Interest expense for the years ended December 31, 2025, 2024 and 2023 is outlined below:

	Year Ended December 31,
	2025	2024	2023
(in USD and thousands)
Interest on debt	$315,918	$344,568	$427,052
Amortization of debt transaction costs	30,205	31,722	38,393
Interest for lease liabilities	19,170	21,068	22,533
Loss on prepayment and modifications of debt	17,180	—	48,114
Capitalized interest	(24,390)	(20,525)	(10,913)
Bank fees and other	4,492	3,653	2,882
Total interest expense	$362,575	$380,486	$528,061

For the year ended December 31, 2025, loss on prepayment and modifications of debt primarily related to non-recurring charges in connection with the exercise of the purchase option under the charter agreements for the Viking Orion, the Viking Jupiter, the Viking Octantis and the Viking Mars, and the redemption of all outstanding 5.875% Senior Notes due 2027. For the year ended December 31, 2023, loss on prepayment and modifications of debt primarily related to non-recurring charges for the extinguishment of VCL’s 13.000% Senior Secured Notes due 2025.

19.
SHARE CAPITAL

Share Capital Structure

As of December 31, 2025 and 2024, the authorized, issued and outstanding share capital was as follows:

	As of December 31, 2025			As of December 31, 2024
(in thousands)	Shares Authorized	Shares Issued	Shares Outstanding	Shares Authorized	Shares Issued	Shares Outstanding
Ordinary Shares	1,329,120	323,079	317,907	1,329,120	320,122	314,951
Special Shares	156,000	127,771	127,771	156,000	127,771	127,771

As of December 31, 2025 and 2024, total issued shares were 450.9 million and 447.9 million, respectively, at $0.01 par value per share, for total share capital of $4.5 million.

IPO and Warrants

On May 3, 2024, the Company closed its initial public offering (the “IPO”) of its ordinary shares. The Company issued 11.0 million ordinary shares at a public offering price of $24.00 per share. The Company received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In connection with the IPO, all outstanding preference shares and Series C Preference Shares converted into ordinary shares on a one-for-one basis (the “Conversion Event”). All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares.

Additionally, upon the consummation of the IPO, the liquidity condition of the RSUs granted prior to the IPO was satisfied, resulting in the vesting of 16.3 million outstanding RSUs. To satisfy the tax withholding requirements related to the vesting of these RSUs, the Company withheld 5.2 million ordinary shares (the “RSU Net Settlement”). Based on the IPO price of $24.00 per ordinary share, the RSU Net Settlement resulted in a $124.1 million increase in treasury shares.

Series C Preference Shares

The Company’s Series C Preference Shares were outstanding prior to the IPO. The Series C Preference Shares were accounted for as a financial liability as certain conversion features were not within the Company’s control and could have been cash settled. The equity conversion features were bifurcated from the liability as an embedded derivative (the “Private Placement derivative”), which was carried at fair value with changes in value recognized in the consolidated statements of operations. For the year ended December 31, 2023, the Company recognized a Private Placement derivative loss of $2,007.1 million. For the year ended December 31, 2024, the Company recognized Private Placement derivative losses of $364.2 million related to the remeasurement of the Private Placement derivative prior to the Conversion Event. As of the Conversion Event, the values of the Private Placement derivative and the Private Placement liability were $3,005.0 million and $1,398.0 million, respectively. The Private Placement liability and the Private Placement derivative were derecognized as of the Conversion Event, which resulted in a $1.8 million increase in share capital and a $4,401.1 million increase in share premium.

Additionally, prior to the IPO, in preference to the holders of the ordinary shares, non-voting ordinary shares, special shares and preference shares, the Series C Preference Shares were entitled to receive the Series C Preferential Dividend (defined below). For the year ended December 31, 2024, the Company recognized $28.6 million in interest expense related to the Series C Preferential Dividend, which was paid prior to the IPO in the second quarter of 2024. For the year ended December 31, 2023, the Company recognized $85.0 million in interest expense related to the Series C Preferential Dividend.

Warrants

In connection with the issuance of the Series C Preference Shares, the Company issued two warrants for 8.7 million ordinary shares to VCAP. The vesting period for each warrant expired upon the later of February 8, 2026, or the sale, distribution or other transfer of 100% of TPG’s or CPP Investments’ equity investment in the Company. Each warrant was tied to either TPG’s or CPP Investments’ equity investment in the Company and the number of warrants that vested was based on either the proceeds from a sale of their equity investment or the trading price of the Company’s ordinary shares starting 180 days after the IPO, with 0% vesting at $15.38 or lower price per ordinary share and 100% vesting at $23.08 or higher price per ordinary share. The warrants had an exercise price of $0.01. The warrants were accounted for as a financial liability because the terms required the Company to potentially issue a variable number of ordinary shares in the future. The warrant liability was carried at fair value with changes in value recognized through other financial (loss) income in the consolidated statements of operations. For the years ended December 31, 2024 and 2023, the Company recognized losses of $261.6 million and $107.7 million, respectively, on remeasurement of the warrant liability. In November 2024, 100% of the warrants vested based on the trading price of the Company’s ordinary shares and VCAP exercised 100% of the warrants. Upon the exercise, the Company issued 8.7 million ordinary shares and the warrant liability was no longer outstanding.

Rights and preferences of share capital under the Prior Bye-Laws

Dividend Rights

In February 2021, the Company issued 184.3 million Series C Preference Shares (the “Series C Financing”). In connection with closing the Series C Financing, the Company adopted the Third Amended and Restated Bye-Laws (the “Prior Bye-Laws”).

In preference to the holders of the ordinary shares, non-voting ordinary shares, special shares and preference shares (the “Junior Shares”), the Series C Preference Shares were entitled to receive dividends at a specified rate per annum (the “Series C Preferential Dividend”). As the Series C Shares were accounted for as financial liabilities, the Series C Preferential Dividend was recognized as interest expense in the consolidated statements of operations. See additional discussion below under the caption Dividend Activity for activity related to the Series C Preferential Dividend.

As long as the Series C Preference Shares were outstanding, dividends could not be declared or paid on the Junior Shares without the approval of the holders of at least a majority of the outstanding Series C Preference Shares unless certain conditions were met. Ordinary shares and special shares were entitled to dividends proportionately according to the number of shares held. Preference Shares were entitled to a cumulative dividend per year equal to the greater of (1) $0.01 per Preference Share or (2) the dividends paid per year on each ordinary share. Non-Voting ordinary shares were not entitled to dividends.

Conversion

Each Series C Preference Share was convertible to ordinary shares based on a conversion rate specified in the Prior Bye Laws, at any time at the holder’s option and would automatically convert upon certain events described in the Prior Bye-Laws.

Each preference share and non-voting ordinary share would automatically convert into an ordinary share immediately prior to the listing of the ordinary shares on a stock exchange, or upon the transfer or disposal of 51% or more of the ordinary shares or 51% or more of the value of the Company’s assets to an entity that was not an affiliate of the Company.

Dividend Activity

For the year ended December 31, 2024, the Company recognized $28.6 million in interest expense related to the Series C Preferential Dividend, which was also declared and paid in full. For the year ended December 31, 2024, the Company declared and paid dividends of $7.2 million to ordinary shares and $11.0 million to special shares and preference shares.

For the year ended December 31, 2023, the Company recognized $85.0 million in interest expense related to the Series C Preferential Dividend, which was also declared and paid in full. For the year ended December 31, 2023, the Company declared and paid dividends of $20.6 million to ordinary shares and $28.7 million to special shares and preference shares.

The Company has not declared or paid any dividends subsequent to the IPO. Dividends declared and paid per share for the years ended December 31, 2024 and 2023, are presented in the table below. All dividends were declared and paid prior to the IPO and reflect the classes of shares outstanding at the time of the respective dividends.

	Year Ended December 31,
	2024	2023
(in USD)
Ordinary Shares	$0.08	$0.22
Special Shares	$0.08	$0.22
Preference Shares	$0.35	$0.22
Series C Preference Shares	$0.16	$0.46

20.
SHARE BASED COMPENSATION

Prior to the IPO, the Group maintained the Viking Holdings Ltd 2018 Equity Incentive Plan (the “Pre-IPO Equity Plan”). Grants from the Pre-IPO Equity Plan entitled the recipient to share based awards whose underlying shares were non-voting ordinary shares of the Company. In connection with the IPO, all outstanding options for non-voting ordinary shares and all outstanding RSUs for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis. In connection with the IPO, the Company adopted the Viking Holdings Ltd Second Amended and Restated 2018 Equity Incentive Plan (the “2018 Incentive Plan”). The 2018 Incentive Plan replaced the Pre-IPO Equity Plan.

Under the Pre-IPO Equity Plan, the Plan Administrator, which was the Company’s Board of Directors had the authority to determine the terms and conditions applicable to each share based award, such as timing of grants, recipients, size of grants, vesting conditions, vesting schedule and strike price for stock options. Vested stock options could have been exercised upon approval of the Plan Administrator, termination of service or death.

The 2018 Incentive Plan is administered by the Company’s Compensation and Nominating Committee. The 2018 Incentive Plan terminates 10 years from the Company’s IPO date, unless earlier terminated by the Board of Directors. The Board of Directors may amend or terminate the 2018 Incentive Plan at any time, as long as such amendment or termination does not adversely affect outstanding awards, unless the participants consent or such amendment or termination is required by applicable law.

As of December 31, 2025, the Company had reserved 59.0 million ordinary shares for issuance under the 2018 Incentive Plan, of which 20.9 million remained available for future issuance, plus any ordinary shares underlying outstanding share awards granted under the 2018 Incentive Plan that expire or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the 2018 Incentive Plan is subject to an annual increase on the first day of each calendar year, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by the Company’s Board of Directors at any time prior to the first day of a given calendar year.

The Company also maintains the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”). As of December 31, 2025, the Company had reserved 9.1 million ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP, of which 9.1 million remained available for future issuance. In addition, the number of shares reserved for issuance under the 2024 ESPP is subject to an annual increase on the first day of each calendar year, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year; (2) 4.7 million ordinary shares; and (3)

such smaller number of ordinary shares as determined by the Company’s Board of Directors at any time prior to the first day of a given calendar year. In the fourth quarter of 2025, the first purchase under the 2024 ESPP occurred.

For the year ended December 31, 2025, the Group recognized share based compensation expense of $88.5 million, comprised of $73.4 million related to RSUs, $14.0 million related to PSUs and $1.1 million related to the 2024 ESPP. For the years ended December 31, 2024 and 2023, the Group recognized share based compensation expense of $14.1 million and $17.9 million, respectively, all of which related to RSUs. Other paid-in equity also includes certain income tax effects related to the share based awards.

Restricted Share Units

For the years ended December 31, 2025, 2024 and 2023, RSU activity was as follows:

	Number of RSUs (in thousands)	Weighted Average Grant-date Fair Value Per Share	Weighted Average Share Price on Release Date Per Share
Outstanding at January 1, 2023	17,884	$6.74
Granted during the year	1,052	14.74
Forfeited during the year	(65)	8.72
Outstanding at December 31, 2023	18,871	$7.18
Granted during the year	304	46.23
Released during the year	(17,815)	6.74	$25.97
Forfeited during the year	(16)	12.02
Outstanding at December 31, 2024	1,344	$21.87
Granted during the year	1,975	52.39
Released during the year	(1,553)	27.81	$66.78
Forfeited during the year	(47)	34.01
Outstanding at December 31, 2025	1,719	$51.24

As of December 31, 2025, the Group had $48.9 million of total unrecognized compensation expense related to RSUs, which is expected to be recognized over the weighted average period of 1.3 years.

PSUs

In February 2025, the Company granted PSUs to its executive officers under the 2018 Incentive Plan. The PSUs are subject to service vesting conditions of one to three years. The PSUs are also subject to performance vesting conditions, which are based upon the Group’s achievement of certain adjusted net income-based performance targets for the years ending December 31, 2025 to December 31, 2027, on an annual and cumulative basis. Depending on the Group’s performance, the actual number of ordinary shares that could be issued upon vesting of the PSUs could range from 0% to 200% of the target number of shares. Each reporting period, the Group remeasures share-based compensation expense for the PSUs based on the best estimate of the number of ordinary shares that will be issued upon vesting and the timing of such vesting.

	Number of PSUs, reflected at target (in thousands)	Weighted Average Grant-date Fair Value Per Share
Outstanding at January 1, 2025	-	$-
Granted during the year (reflected at target)	267	52.77
Outstanding at December 31, 2025	267	$52.77

As of December 31, 2025, the Group had $14.2 million of unrecognized compensation expense related to the PSUs, which is expected to be recognized over the weighted-average period of 1.6 years.

Stock options

For the years ended December 31, 2025, 2024 and 2023, stock option activity was as follows:

	Number of Options (in thousands)	Weighted Average Exercise Price Per Share		Weighted Average Share Price on Exercise Date Per Share	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2023	2,986	$15.62			4.2
Forfeited during the year	(36)	19.13
Outstanding at December 31, 2023	2,950	$15.57			3.2
Exercised during the year	(821)	14.97		$43.18
Outstanding at December 31, 2024	2,129	$15.81			2.2
Exercised during the year	(1,360)	14.89		$55.10
Outstanding at December 31, 2025	769	$17.43	(1)		1.4
Exercisable as of December 31, 2025	769	$17.43	(1)		1.4

(1)
Stock options outstanding and exercisable include a range of exercise prices from $12.50 to $19.13.
21.
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

To compute diluted net income (loss) per share (“Diluted EPS”), the Group adjusts the numerator and the denominator of Basic EPS. The Group adjusts net income (loss) attributable to ordinary shares and special shares for the changes in net income (loss) that would result from the conversion of dilutive potential ordinary shares to ordinary shares. Prior to the IPO, the adjustments to net income (loss) attributable to ordinary shares and special shares could also include changes in how the net income (loss) would be allocated to ordinary shares and special shares if dilutive potential ordinary shares converted to ordinary shares. The Group adjusts the weighted-average number of ordinary shares and special shares outstanding during each period by the weighted-average number of ordinary shares that would be issued upon the conversion of dilutive potential ordinary shares to ordinary shares.

For the year ended December 31, 2025, potential ordinary shares included share based awards. For the year ended December 31, 2024, potential ordinary shares included preference shares prior to the Conversion Event, Series C Preference Shares prior to the Conversion Event, share based awards beginning from the Conversion Event and the warrants prior to their exercise. For the year ended December 31, 2023, potential ordinary shares include preference shares, Series C Preference Shares and the warrants.

Prior to the IPO, share based awards were not potential ordinary shares because the underlying shares of the share based awards were non-voting ordinary shares. While non-voting ordinary shares were considered a class of ordinary shares, because non-voting ordinary shares were not entitled to dividends, they were allocated no earnings or losses when calculating Basic EPS and Diluted EPS. As a result, Basic EPS and Diluted EPS for non-voting ordinary shares were zero in all periods when non-voting ordinary shares were outstanding. Following the IPO, the Company’s share capital no longer includes non-voting ordinary shares.

The computation of Basic EPS and Diluted EPS is as follows:

(in USD and thousands, except per share data)	Year Ended December 31,
Basic EPS	2025	2024	2023
Numerator
Net income (loss) attributable to Viking Holdings Ltd	$1,147,570	$152,331	$(1,850,572)
Net income (loss) allocated to shares other than ordinary shares and special shares	—	20,550	(869,527)
Net income (loss) allocated to ordinary shares and special shares	$1,147,570	$131,781	$(981,045)
Denominator
Weighted average ordinary shares and special shares	443,498	364,015	221,936
Basic EPS	$2.59	$0.36	$(4.42)

(in USD and thousands, except per share data)	Year Ended December 31,
Diluted EPS	2025	2024	2023
Numerator
Net income (loss) allocated to ordinary shares and special shares - Basic	$1,147,570	$131,781	$(981,045)
Reallocation of income	—	326	—
Net income (loss) allocated to ordinary shares and special shares - Diluted	$1,147,570	$132,107	$(981,045)
Denominator
Weighted average ordinary shares and special shares - Basic	443,498	364,015	221,936
Dilutive effect of share based awards	2,920	2,694	—
Weighted average ordinary shares and special shares - Diluted	446,418	366,709	221,936
Diluted EPS	$2.57	$0.36	$(4.42)

For the years ended December 31, 2025, 2024 and 2023, weighted average number of potential ordinary shares that were not included in the Diluted EPS calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,
(in thousands)	2025	2024	2023
Series C Preference Shares	N/A	60,415	184,267
Warrants	N/A	7,377	N/A
Preference Shares	N/A	1,088	N/A
Share based awards	491	36	N/A

The potential ordinary shares related to the conversion of preference shares were issuable upon specified contingent events. As the specified contingent events had not occurred as of December 31, 2023, these contingently issuable shares were not included in the calculation of Diluted EPS for the year ended December 31, 2023. In connection with the IPO, all outstanding preference shares converted to ordinary shares on a one-for-one basis.

The warrants vested and became exercisable into ordinary shares upon contingent events. Based on the assessment of the specified contingent events as of December 31, 2023, these contingently issuable shares were not included in the calculation of Diluted EPS for the year ended December 31, 2023. See Note 19.

22.
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

The Group’s reportable segments are River and Ocean. The Group defines its products based on the type of cruise offering and language of the cruise service. The River segment provides river cruises outside the United States to English-speaking passengers. The Ocean segment provides ocean cruises to English-speaking passengers. Other includes operating segments that are not individually reportable, consisting of expedition cruises for English-speaking passengers (“Expedition”), Mississippi River cruises for English-speaking passengers and Viking Asia, which includes cruises in languages other than English provided by the Group and the results of the China JV Investment (see Note 26). The Group typically designates the language of the cruise service by vessel for each cruise season, such that in any individual season, the vessel provides service in a single language for the entire season. In cases where a vessel changes its language service during the season, such as the Viking Yidun, each individual sailing is designated for a specific language, such that any single cruise is provided in a single language. See Note 4 for disaggregation of percentage of passengers by source market.

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

Longship river vessels can be utilized in either River or Viking Asia, and may change between these products. Ocean and expedition ships include ships for both Ocean and Expedition. See Note 9. River vessel charters and ocean ship accommodation agreements are recognized as right-of-use assets. See Note 10.

Set forth below are results for the Group’s segments for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31, 2025
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$3,070,849	$2,868,205	$562,365	$6,501,419
Total cruise operating expenses	(1,789,646)	(1,549,311)	(344,903)	(3,683,860)
Other operating expenses
Selling and administration	(474,874)	(374,764)	(181,597)	(1,031,235)
Depreciation and amortization	(95,399)	(149,126)	(40,265)	(284,790)
Total other operating expenses	(570,273)	(523,890)	(221,862)	(1,316,025)
Operating income (loss)	$710,930	$795,004	$(4,400)	$1,501,534

	Year Ended December 31, 2024
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$2,654,407	$2,196,040	$483,435	$5,333,882
Total cruise operating expenses	(1,569,207)	(1,241,420)	(303,454)	(3,114,081)
Other operating expenses
Selling and administration	(439,424)	(292,843)	(151,622)	(883,889)
Depreciation, amortization and impairment	(97,827)	(120,678)	(42,339)	(260,844)
Total other operating expenses	(537,251)	(413,521)	(193,961)	(1,144,733)
Operating income (loss)	$547,949	$541,099	$(13,980)	$1,075,068

	Year Ended December 31, 2023
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$2,341,274	$1,945,200	$424,019	$4,710,493
Total cruise operating expenses	(1,446,513)	(1,131,696)	(273,575)	(2,851,784)
Other operating expenses
Selling and administration	(398,791)	(266,547)	(123,702)	(789,040)
Depreciation, amortization and impairment	(106,983)	(108,220)	(38,516)	(253,719)
Total other operating expenses	(505,774)	(374,767)	(162,218)	(1,042,759)
Operating income (loss)	$388,987	$438,737	$(11,774)	$815,950

23.
COMMITMENTS AND CONTINGENCIES

Viking newbuilding program

River Newbuilds and Charters

A summary of the river newbuilding program as of December 31, 2025 is outlined below. The aggregate contract price of the river vessels on order listed in the table below was $826.0 million, based on the euro to U.S. dollar exchange rate as of December 31, 2025, which was 1.17. In December 2025, the Group was informed that the delivery of eight river vessels would be delayed. Two vessels originally scheduled for delivery in December 2025 will now be delivered in 2026 and six vessels originally scheduled for delivery in the first half of 2026 will now be delivered later in 2026. The table below reflects the updated delivery timing.

River Vessels	Number of Vessels	Expected Delivery
Longships	7	2026
Longship-Seine	1	2026
Longships	4	2027
Longship-Douro	1	2027
Longships	4	2028
Total	17

In 2025, the Group secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Expected Delivery	Option Exercise Date
Longships	4	2029	September 2026
Longships	4	2030	September 2027
Longships	4	2031	September 2028
Longships	4	2032	September 2029

The Group has entered into raw materials agreements for four river vessels that will operate in Egypt. The Group expects these vessels to be delivered in 2026 and 2027.

In 2025, the Group entered into charter agreements for two 80-berth river vessels traveling through India for the 2027 through 2035 seasons and the 2028 through 2036 seasons, respectively. The Group has options to extend the charters for three additional seasons. See Note 10.

Ocean Newbuilds

A summary of the ocean newbuilding program as of December 31, 2025 is outlined below. In November 2025, the Group amended the shipbuilding contracts to accelerate the delivery dates for Ship XIX and Ship XX by six months each, and they are now scheduled to be delivered in 2029 and 2030, respectively. The aggregate contract price of the ocean ships on order listed in the table below was $4,625.6 million, based on the euro to U.S. dollar exchange rate as of December 31, 2025, which was 1.17. The Group has obtained financing for all ships, as described below.

Ocean Ships	Expected Delivery
Viking Mira	2026
Viking Libra	2026
Viking Astrea	2027
Viking Lyra	2028
Ship XVII	2028
Ship XVIII	2029
Ship XIX	2029
Ship XX	2030

In 2021 and 2022, the Group entered into SACE Financing for the Viking Mira, Viking Libra, Viking Astrea and Viking Lyra. In 2025, the Group entered into SACE Financing for Ship XVII, Ship XVIII, Ship XIX and Ship XX. These loans are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in USD. The interest rates for the loans are fixed. The Company and certain of its subsidiaries have jointly and severally guaranteed all of the Group’s SACE Financing.

In 2025, the Group entered into shipbuilding contracts for the ships outlined below conditioned upon certain financing conditions. If the financing conditions are not met by January 31, 2026, these contracts can be terminated by the Group or the shipyard. In November 2025, the Group amended the shipbuilding contracts to accelerate the delivery dates for Ship XXI and Ship XXII by six months each as reflected in the table below.

Ocean Ships	Expected Delivery
Ship XXI	2030
Ship XXII	2031

In 2024 and 2025, the Group secured the following options for additional ocean ships:

Ocean Ships - Options	Expected Delivery	Option Exercise Date
Ship XXIII	2032	July 2026
Ship XXIV	2032	July 2026
Ship XXV	2033	July 2027
Ship XXVI	2033	July 2027
Ship XXVII	2034	July 2028
Ship XXVIII	2034	July 2028

See Note 27 for events taking place subsequent to December 31, 2025.

As of December 31, 2025, the Group had aggregate future contractual commitments for river vessels and ocean ships on order, excluding any contracts that were not yet effective, of $4,549.4 million, based on the euro to U.S. dollar exchange rate as of December 31, 2025, which was 1.17.

Fuel commitments

The Group entered into contracts for a portion of its river fuel usage in Europe for the 2025 and 2026 seasons. As of December 31, 2025, the Group had contracts for the 2026 season for 64,700 cubic meters. The contract prices are fixed for specified volumes and periods and depend on the place of delivery ranging from $59.30 to $75.40 per 100 liters, excluding taxes. The Group may incur fees for unused fuel amounts in the period of the contracts, which may be for non-usage or to roll over unused amounts into the following year.

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

24.
HEDGING INSTRUMENTS

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its operations.

In 2023, the Group entered into forward foreign currency contracts to purchase €470.0 million at an average euro to USD exchange rate of 1.09. The forward foreign currency contracts matured at various dates in 2024 and were designated as cash flow hedges for the majority of the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2024.

In 2024, the Group entered into forward foreign currency contracts to purchase €970.0 million at an average euro to USD exchange rate of 1.10. The forward foreign currency contracts mature at various dates in 2025 and 2026, and were designated as cash flow hedges for the majority of the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2025 and 2026.

An economic relationship exists between the hedged items and the hedging instruments as the terms of the forward foreign currency contracts match the terms of the highly probable forecast transactions.

As of December 31, 2025 and 2024, the Group held the following forward foreign currency contracts:

	Maturity
	Less than 12 months	Greater than 12 months	Total
(in EUR and thousands)
Forward foreign currency contracts
As of December 31, 2025
Notional amount	€500,000	€—	€500,000
Weighted average forward price (EUR/USD)	1.10	—	1.10

As of December 31, 2024
Notional amount	€470,000	€500,000	€970,000
Weighted average forward price (EUR/USD)	1.10	1.10	1.10

The impact of the hedging instruments on the consolidated statements of financial position as of December 31, 2025 and 2024 was as follows:

	Notional amount	Carrying amount	Financial statement line item	Changes in fair value (gain/(loss)) used for calculating hedge ineffectiveness
(in USD and thousands except notional amount in EUR and thousands)
Forward foreign currency contracts
As of December 31, 2025	€500,000	$40,615	Prepaid expenses and other current assets	$103,553
As of December 31, 2024	€970,000	$24,802	Accrued expenses and other current liabilities	$(53,886)
		$14,995	Other non-current liabilities

For the years ended December 31, 2025, 2024 and 2023, the effect of the cash flow hedges in the consolidated statements of operations and the consolidated statements of other comprehensive income (loss) was as follows:

(in USD and thousands)	Amount of total hedging gain/(loss) recognized in the consolidated statement of other comprehensive income (loss)	Amount of gain/(loss) reclassified from the consolidated statement of other comprehensive income (loss) to the consolidated statement of operations	Consolidated statement of operations line item
Highly probable forecasted expenditures
For the year ended December 31, 2025	$103,553	$23,141	$10,180 Direct costs of cruise, land and onboard $12,961 Vessel operating
For the year ended December 31, 2024	$(53,886)	$(4,774)	$(1,903) Direct costs of cruise, land and onboard $(2,871) Vessel operating
For the year ended December 31, 2023	$10,668	8,942	$3,693 Direct costs of cruise, land and onboard $5,249 Vessel operating

No hedge ineffectiveness was recognized in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023.

Set out below is a reconciliation of the cash flow hedge component of equity for the years ended December 31, 2025, 2024 and 2023:

	Cash flow hedge
(in USD and thousands)	2025	2024	2023
As of January 1	$(39,797)	$9,315	$7,589
Effective portion of changes in fair value arising from:
Forward foreign currency contracts - forecasted expenditures	103,553	(53,886)	10,668
Amount reclassified to the consolidated statement of operations
Maturity of effective hedges	(23,141)	4,774	(8,942)
As of December 31	$40,615	$(39,797)	$9,315

The same reconciliation items presented above for components of equity apply to the components of other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023.

25.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Risk management overview

The Group is exposed to a number of different financial market risks arising from its normal business activities. Financial market risk is primarily the possibility that fluctuations in currency exchange rates, interest rates and fuel prices will affect the value of the Group’s assets, liabilities or future cash flow.

Foreign Currency Risk

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its ongoing business operations. The Group entered into forward foreign currency contracts that mature at various dates from 2024 to 2026 to reduce its exposure to USD/EUR exchange rate fluctuations by hedging certain euro-denominated expenditures for direct costs of cruise, land and onboard and vessel operating. See Note 24. Based on the Group’s outstanding forward foreign currency contracts as of December 31, 2025 and 2024, a 10% increase or decrease in the value of the USD against the euro, with all other variables held constant, would result in a $57.6 million and $100.4 million, respectively, increase or decrease in net change in cash flow hedges in the consolidated statement of other comprehensive income (loss).

As of December 31, 2025 and 2024, the majority of the Group’s cash and cash equivalents were held in USD denominated accounts.

As discussed in Note 14, certain of the Group’s debt is denominated in currencies other than the USD, primarily the loans associated with financing the Viking Neptune and Viking Saturn are denominated in euros. Based on the outstanding balances of Viking Neptune and Viking Saturn loans as of December 31, 2025 and 2024, a 10% increase or decrease in the value of the USD against the euro, with all other variables held constant, would result in a $57.3 million and $56.2 million, respectively, decrease or increase on the balance of the bank loans.

Interest Rate Risk

The Group’s risk management objective for interest rate risk is to reduce the exposure to variability of cash flows arising from changes in interest rates. Interest rates on the Group’s lease contracts are fixed and thus are not sensitive to fluctuation in market interest rates. As of December 31, 2025 and 2024, 2.0% and 7.2%, respectively, of the principal outstanding on the Group’s debt had variable interest rates.

Fuel Price Risk

From time to time, the Group may use financial instruments to mitigate its exposure to the risk of increases in fuel prices. These contracts were not designated as hedges for accounting purposes. As of December 31, 2025 and 2024, the Group did not have any financial instruments related to fuel purchases. In order to mitigate risks related to river fuel prices, the Group may also enter into fixed price fuel contracts for its expected river fuel consumption related to its European sailings. This limits the uncertainty related to fuel prices on the Group’s results. As these contracts are fixed contracts for the Group’s own use, the contracts are not derivative instruments.

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

In connection with the Group’s prepayments for vessel and shipbuilding and refurbishment projects and prepayments to certain suppliers, the Group has a concentration of prepayments to these vendors. Total river vessels and ocean ships under construction as of December 31, 2025 and 2024 were $964.4 million and $722.7 million, respectively.

Liquidity Risk

The Group manages its liquidity risk by monitoring the projected cash flows from operations. Risk management includes maintaining sufficient cash balances. The Group generates cash flow through advance bookings and the Group relies on multiple credit card processors for collection of the customer funds. Changes in booking and collections patterns or additional reserve requirements in the Group’s credit card processing terms could have a material adverse impact on the Group’s liquidity position. Due to the dynamic and seasonal nature of the underlying business, the Group maintains sufficient cash for its daily operations via short-term cash deposits at banks.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted cash flows (in USD and thousands):

As of December 31, 2025	3 months or less	3 months to 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Debt	$237,011	$159,758	$1,027,395	$1,124,376	$3,117,007	$5,665,547
Interest to be paid	82,081	221,806	564,395	410,517	431,635	1,710,434
Accounts payables	259,013	—	—	—	—	259,013
Accrued expenses and other current liabilities	229,685	127,185	—	—	—	356,870
Other non-current liabilities	—	—	48,038	—	—	48,038
Total	$807,790	$508,749	$1,639,828	$1,534,893	$3,548,642	$8,039,902

As of December 31, 2024	3 months or less	3 months to 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Debt	$55,897	$434,480	$214,181	$2,914,660	$1,861,775	$5,480,993
Interest to be paid	121,883	182,730	287,064	631,732	276,079	1,499,488
Accounts payables	236,382	—	—	—	—	236,382
Forward foreign currency contracts	43,758	473,229	550,510	—	—	1,067,497
Accrued expenses and other current liabilities	186,299	122,458	—	—	—	308,757
Other non-current liabilities	—	—	25,652	—	—	25,652
Total	$644,219	$1,212,897	$1,077,407	$3,546,392	$2,137,854	$8,618,769

Capital Management

The Group’s objective when managing capital is to balance the cash flow needs of the Group, while ensuring that appropriate capital is deployed to support the Group’s product offerings. Consistent with industry practice, the Group utilizes cash collected from advance bookings to fund operations. The Group may utilize debt and leases to finance its current fleet and future newbuilding programs. Additionally, the Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.

As described in Note 14, the Group’s debt contains customary insurance requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. Also described in Note 14, the Hermes Financing also has financial maintenance covenants for VRC and VRC AG. As of December 31, 2025, VRC and VRC AG were in compliance with these financial maintenance covenants.

Changes in Liabilities Arising from Financing Activities

	January 1, 2025	Repayments of long-term debt	Proceeds from long-term debt	Transaction costs incurred for long-term debt	Reclassifications and other	December 31, 2025
(in USD and thousands)
Current portion of long-term debt	$469,766	$(514,315)	$—	$—	$419,156	$374,607
Long-term debt	4,866,159	(1,504,828)	2,130,507	(62,732)	(301,738)	5,127,368
Short-term portion of lease liabilities	28,944	(31,785)	—	—	29,325	26,484
Long-term portion of lease liabilities	207,594	—	—	—	4,843	212,437
Total liabilities from financing activities	$5,572,463	$(2,050,928)	$2,130,507	$(62,732)	$151,586	$5,740,896

	January 1, 2024	Repayments of long-term debt	Proceeds from long-term debt	Transaction costs incurred for long-term debt	Series C Conversion to ordinary shares	Reclassifications and other	December 31, 2024
(in USD and thousands)
Current portion of long-term debt	$253,020	$(269,770)	$—	$—	$—	$486,516	$469,766
Long-term debt	5,043,275	(38,980)	400,988	(39,366)	—	(499,758)	4,866,159
Private Placement liability	1,394,552	—	—	—	(1,397,960)	3,408	—
Short-term portion of lease liabilities	24,670	(28,142)	—	—	—	32,416	28,944
Long-term portion of lease liabilities	227,956	—	—	—	—	(20,362)	207,594
Total liabilities from financing activities	$6,943,473	$(336,892)	$400,988	$(39,366)	$(1,397,960)	$2,220	$5,572,463

The ‘Reclassifications and other’ column primarily includes the effect of reclassification of long-term debt to current portion of long-term debt, amortization of debt issuance costs, foreign currency on debt and changes in lease liabilities other than principal payments. See Note 10 for detail of items included in ‘Reclassifications and other’ related to lease liabilities.

Fair Value of Financial Assets and Liabilities

The carrying amounts of the Group’s financial assets and liabilities all approximate the fair values of those assets and liabilities as of December 31, 2025 and 2024, except for fixed interest debt, as outlined below:

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial assets	2025	2024	2025	2024
Forward foreign currency contracts	$40,615	$—	$40,615	$—
Accounts and other receivables and prepaid expenses and other current assets	20,000	11,122	20,000	11,122
Other non-current assets	34,984	41,987	34,984	41,987
Total financial assets	$95,599	$53,109	$95,599	$53,109
Total current	$60,615	$11,122	$60,615	$11,122
Total non-current	$34,984	$41,987	$34,984	$41,987

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial liabilities	2025	2024	2025	2024
Forward foreign currency contracts	$—	$39,797	$—	$39,797
Debt	5,501,975	5,335,925	5,735,931	5,431,789
Other non-current liabilities	—	1,991	—	1,991
Total financial liabilities	$5,501,975	$5,377,713	$5,735,931	$5,473,577
Total current	$374,607	$494,568	$401,464	$499,237
Total non-current	$5,127,368	$4,883,145	$5,334,467	$4,974,340

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

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The Group had no transfers between levels in the hierarchy during the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, designation within the fair value hierarchy for the Group’s financial assets and liabilities is outlined below:

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial assets	2025	2024	2025	2024
Level 1
Cash deposits	$54,984	$51,384	$54,984	$51,384
Level 2
Forward foreign currency contracts	40,615	—	40,615	—
Other	—	1,725	—	1,725
Total financial assets	$95,599	$53,109	$95,599	$53,109

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial liabilities	2025	2024	2025	2024
Level 2
Forward foreign currency contracts	$—	$39,797	$—	$39,797
Debt	5,501,975	5,335,925	5,735,931	5,431,789
Level 3
Other	—	1,991	—	1,991
Total financial liabilities	$5,501,975	$5,377,713	$5,735,931	$5,473,577

Financial assets and liabilities measured at amortized cost

The fair value of the Group’s fixed interest bank loans and financial liabilities were calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities. The Notes use pricing from secondary markets for the Group’s issued notes that are observable for the notes throughout the duration of the term. The Group designated these financial liabilities as Level 2 fair value instruments as valuation techniques contain observable inputs used by market participants.

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

26.
TRANSACTIONS WITH RELATED PARTIES

Key management compensation

Key management includes members of the Company’s senior executives and the Board of Directors. The compensation paid or payable to key management for Board and employee services includes their participation in share based compensation arrangements. The disclosure amounts are based on the expense recognized in the consolidated statement of operations in the respective year.

Key management compensation for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,
	2025	2024	2023
(in USD and thousands)
Share-based benefits	$64,576	$3,832	$10,443
Short term employee benefits	24,966	28,396	17,223
Other	98	139	138
Total	$89,640	$32,367	$27,804

Transactions with Related Parties

In 2025, the Group sold 100% of the legal title of Viking Hungary to a related party. See Note 3.

Transactions with the China JV Investment

In 2020, the Group entered into an agreement with a subsidiary of China Merchants Group to together build a cruise line targeting the Chinese-speaking populations in China (the “China JV Investment”). The China JV Investment’s primary entity is CMV.

The Group has a 10% interest in CMV, the entity that contracts with passengers, owns and operates the ships and performs related activities. The Group’s interest in CMV is accounted for as an associate using the equity method of accounting because the Group has significant influence through its representation on the board of directors. For the years ended December 31, 2025, 2024 and 2023, the Group contributed capital of $6.5 million, $8.5 million and $7.0 million, respectively, to CMV. At the time of certain capital contributions, the carrying amount of the Group’s investment in CMV was zero and the Group had not previously recognized its entire portion of CMV’s losses. Accordingly, $5.2 million, $7.9 million and $7.0 million, were recognized as losses and included in other financial income (loss) in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively. The carrying amount of the Group’s investment in CMV, which is included in other non-current assets on the consolidated statements of financial position, was $1.3 million and $0.6 million as of December 31, 2025 and 2024, respectively.

In 2021, the Group sold an ocean ship, the Viking Yidun (formerly the Viking Sun), to CMV. CMV financed the purchase and pursuant to the terms of the Group’s investment in CMV, VCL guaranteed 10% of CMV’s obligations under the financing, up to a maximum of $45.0 million.

In 2024, the Group entered into an accommodation agreement for all cabins on the Viking Yidun ocean ship from the third quarter of 2024 until the end of 2026. See Note 10. For the years ended December 31, 2025 and 2024, the Group recognized vessel operating expenses related to non-lease components and variable lease payments for the Viking Yidun of $12.6 million and $8.1 million, respectively. For the years ended December 31, 2025 and 2024, the Group recognized depreciation expense related to the lease of $3.3 million and $2.3 million, respectively. For the years ended December 31, 2025 and 2024, the Group recognized interest expense related to the lease of $0.3 million and $0.2 million, respectively.

The Group recognized services revenue in 2024 related to services performed prior to the first sailings under the accommodation agreement. The Group provided services to CMV related to the Group’s cruise industry expertise. For the years ended December 31, 2024 and 2023, the Group recognized services revenue of $11.3 million and $23.5 million, respectively, which is included in onboard and other in the consolidated statements of operations.

See Note 27 for events taking place subsequent to December 31, 2025.

27.
SUBSEQUENT EVENTS

Subsequent to December 31, 2025, the Group had the following significant events:

•
In January 2026, the Group repaid the remaining balance of the Viking Jupiter charter.
•
In January 2026, the deadline for the shipbuilding contracts for Ship XXI and Ship XXII becoming effective was extended to March 31, 2026. If the contracts remain ineffective on that date, they can be terminated by either the Group or the shipyard without liability.
•
In February 2026, the Group amended the Hermes Financing. As a result of the amendments, the Company issued a corporate guarantee and the financial maintenance covenant described in Note 14 no longer applies.
•
In February 2026, the Group disbursed a loan for RMB 253.0 million ($35.4 million) to CMV, a related party. The loan is interest bearing at 2.9% and matures in January 2027.
•
In February 2026, the Company granted 0.2 million RSUs and 0.2 million PSUs (reflected at target) to its executive officers under the 2018 Incentive Plan. Both the RSUs and PSUs are subject to service vesting conditions of one to three years. The PSUs are also subject to performance vesting conditions, which are based upon the Group’s achievement of certain adjusted net income-based performance targets for the years ending December 31, 2026 to December 31, 2028, on an individual and cumulative basis. Depending on the Group’s performance, the actual number of ordinary shares that could be issued upon vesting of the PSUs could range from 0% to 200% of the target number of shares.
•
In February 2026, the Group entered into shipbuilding commitments, subject to certain financing and other conditions, for two additional expedition ships, scheduled for delivery in 2030 and 2031.